As filed with the Securities and Exchange Commission on December 31, 2007
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ALMA LASERS LTD.
(Exact Name of Registrant as Specified in Its Charter)

State of Israel	3845	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

14 Halamish
Caesarea Industrial Park
Caesarea, Israel 38900
+972-4-627-5357
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Howard V. Kelly
Chief Executive Officer
Alma Lasers Ltd.
485 Half Day Road #100
Buffalo Grove, IL 60089
(224) 377-2000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

U.S. Counsel for the Registrant	Israeli Counsel for the Registrant	General Counsel of the Registrant	U.S. Counsel for the Underwriters	Israeli Counsel for the Underwriters
Mitchell S. Bloom Itai Nevo Goodwin Procter LLP Exchange Place 53 State Street Boston, MA 02109 (617) 570-1000	Aaron M. Lampert Naschitz, Brandes & Co. 5 Tuval Street Tel-Aviv 67897, Israel +972-3-623-5000	Isaiah Halivni General Counsel Alma Lasers Ltd. 485 Half Day Road #100 Buffalo Grove, IL 60089 (224) 377-2000	Donald J. Murray Dewey & LeBoeuf LLP 1301 Avenue of the Americas New York, NY 10019 (212) 259-8000	Chaim Y. Friedland Gornitzky & Co. 45 Rothschild Blvd. Tel-Aviv 65784 Israel +972-3-710-9191

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of	Aggregate	Registration
Securities to be Registered	Offering Price(1)	Fee(2)
Ordinary Shares, NIS 0.01 par value per share	$86,300,000	$3,395

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price and includes the offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell or accept an offer to buy these securities under this preliminary prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and neither we nor the selling shareholders are soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated December 31, 2007

Preliminary Prospectus

           Shares

Ordinary Shares

This is our initial public offering of our ordinary shares. We are offering           ordinary shares and the selling shareholders named in this prospectus are offering           ordinary shares. We will not receive any proceeds from the sale of the ordinary shares offered by the selling shareholders. We expect the initial public offering price to be between $     and $      per ordinary share.

No public market currently exists for our ordinary shares. We have applied to have our ordinary shares listed on The NASDAQ Global Market under the symbol “ALMA.’’

Investing in our ordinary shares involves risks. Before buying any shares, you should carefully read the discussion of material risks of investing in our ordinary shares in “Risk Factors” beginning on page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Alma Lasers Ltd.	$	$
Proceeds, before expenses, to the selling shareholders	$	$

We have granted the underwriters a 30-day option to purchase up to          additional ordinary shares to cover over-allotments, if any.

The underwriters are offering the ordinary shares as set forth under “Underwriting.” Delivery of the shares will be made on or about          , 2008.

Joint Bookrunning Managers

Citi	UBS Investment Bank

Lead Manager
William Blair & Company

Jefferies & Company

The date of this prospectus is             , 2008

Alma Lasers™

Wellbeing Through Technology

Alma

PIXEL CO_2

Fractionated CO_2 Skin Resurfacing

SOPRANO XL

In Motion Laser Hair Removal

HARMONY XL

Expandable Mulit-Application Technology Platform

ACCENT XL

Volumetric RF Thermotherapy

You should rely only on the information contained in this prospectus. Neither we, the selling shareholders nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus. We and the selling shareholders are offering to sell, and seeking offers to buy, ordinary shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our ordinary shares.

Page

Prospectus Summary	1
Risk Factors	9
Special Note Regarding Forward-Looking Statements	33
Use of Proceeds	34
Dividend Policy	35
Capitalization	36
Dilution	37
Selected Consolidated Financial Data	39
Management’s Discussion and Analysis of Financial Condition and Results of Operations	41
Business	61
Management	83
Executive and Director Compensation	93
Certain Relationships and Related Party Transactions	105
Principal and Selling Shareholders	108
Description of Our Share Capital	110
Taxation	113
Shares Eligible for Future Sale	124
Underwriting	127
Notice to Investors	130
Legal Matters	133
Experts	133
Where You Can Find More Information	133
Index to Consolidated Financial Statements	F-1
Ex-4.2 Shareholders Agreement, dated as of March 23, 2006
Ex-4.3 Form of 1X Warrant to Purchase Ordinary Shares of the Registrant
Ex-4.4 Form of 1.5X Warrant to Purchase Ordinary Shares of the Registrant
Ex-10.1 2005 Share Option Plan
Ex-10.3 2007 Stock Option and Grant Plan
Ex-10.4 Form of Option Agreement for Israeli residents
Ex-10.5 Form of Option Agreement
Ex-10.6 Subordinated Note Purchase Agreement
Ex-10.7 Subordinated Note, dated as of March 23, 2006
Ex-10.8 Subordinated Note, dated as of March 23, 2006
Ex-10.9 Letter of Undertaking
Ex-10.10 Share Purchase and Redemption Agreement
Ex-10.11 Amendment No. 1 to Share Purchase and Redemption Agreement
Ex-10.12 Office Lease Agreement
Ex-10.14 Offer Letter, dated as of August 28, 2006
Ex-10.15 Offer Letter, dated as of January 22, 2007
Ex-10.16 Offer Letter, dated as of June 12, 2007
Ex-10.17 Employment Agreement, dated as of January 1, 2005
Ex-10.18 Employment Agreement, dated as of January 1, 2005
Ex-10.19 Employment Agreement, dated as of June 1, 2005
Ex-10.20 Offer Letter, dated as of January 2, 2006
Ex-10.22 Settlement Agreement, dated as of March 29, 2007
Ex-10.23 Trade Dress Settlement Agreement, dated March 29, 2007
Ex-10.24 Non-Exclusive Patent License, dated March 29, 2007
Ex-10.25 Consent Judgement
Ex-10.26 Stipulation of Dismissal with Prejudice
Ex-10.27 Form of Director Offer Letter
Ex-21.1 List of Subsidiaries
Ex-23.1 Consent of Deloitte & Touche LLP
Ex-23.2 Consent of Brightman Almagor & Co.

We have registered our Alma®, Alma Lasers Wellbeing Through Technology®, Aria®, Harmony®, Orion Lasers Inc.®, Orion Lasers Inc.® and Design, Pixel®, Pixel® (Stylized), Sonata®, Soprano®, and The Magic of Light® marks in the United States. Our other trademarks include our Accenttm mark. We have also registered some of our marks in Israel, such as Alma Laser, Alma Lasers Wellbeing Through Technology, Msq, Msq(M2) Ltd., Harmony, Harmony and Design, Accent, Accent and Design, Soprano, and Soprano and Design marks. All other trademarks and service marks appearing in this prospectus are the property of their respective owners.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our ordinary shares. You should read this entire prospectus carefully, especially the risks of investing in our ordinary shares discussed under “Risk Factors” beginning on page 9, and the consolidated financial statements and notes to those consolidated financial statements, before making an investment decision. Unless the context otherwise requires, we use the terms “Alma,” the “company,” “we,” “us” and “our” in this prospectus to refer to Alma Lasers Ltd. and its subsidiary.

Overview

We are a global medical technology company that designs, develops, manufactures and markets non-invasive, energy-based aesthetic treatment systems. The products in our portfolio feature multiple energy sources, including laser, intense pulsed light and radiofrequency, that can be used to treat a broad range of skin types and indications. We believe that our innovative product features enhance the safety and effectiveness of patient treatments and provide a more comfortable and convenient patient experience. Our products are designed to increase our physician customers’ profitability by decreasing procedure time and the need for pre-treatments, such as analgesics, and eliminating the need for disposable components. Our modular systems provide customers with a lower upfront investment option, and the flexibility to upgrade and expand their systems with additional energy sources and handpieces as their aesthetic practices grow. Our broad technology offering allows us to provide our physician customers with multi-application systems, which give them the option to deliver sequential treatments using different energy sources, or combination therapies, for a particular treatment regimen.

We market our products in 64 countries, including the United States, and we generated 53% of our revenue outside of the United States for the nine months ended September 30, 2007. For the same period, we recorded revenue of $62.0 million, with a 67.5% gross profit margin and a 30.4% operating profit margin. As of November 30, 2007, we had sold over 3,300 aesthetic treatment systems since our inception in 1999.

We believe our products have typically been at the forefront of technological development in the energy-based aesthetic treatment system market. Since commercializing our first aesthetic treatment system in 2002, we have introduced eight systems that work in combination with approximately 19 handpieces. Since January 1, 2007, we have launched three new systems and one new handpiece, and we continue to maintain a robust product pipeline. Our primary aesthetic treatment products are:

Harmony.  We believe our Harmony system is the world’s most versatile, expandable, multi-application platform for aesthetic treatments utilizing laser and intense pulsed light. Using our Harmony system, our customers are able to utilize multiple distinct energy sources and up to 13 handpieces with one compact unit, allowing users to effectively address a broad range of indications, including hair removal, treatment of vascular and pigmented lesions, skin rejuvenation, wrinkle treatment and skin tightening. Our next generation HarmonyXL system, which provides increased power and additional handpieces, was recently launched outside the United States, and we are planning to introduce this product in the United States in the first quarter of 2008, pending Food and Drug Administration, or FDA, clearance.

SopranoXL.  The SopranoXL is our third generation diode laser system that allows for virtually pain-free hair removal on patients of all skin types. The SopranoXL delivers higher than normal energy with a high pulse repetition frequency, gently heating the skin to a temperature that selectively damages the hair follicle to prevent re-growth. This proprietary technological advancement, which we refer to as In-Motion technology, allows users to work with a sweeping, paintbrush technique, significantly reducing procedure time and pain compared to traditional technologies without the need for analgesics or other pre-treatments.

AccentXL.  The AccentXL is our second generation radiofrequency-based aesthetic treatment system for treating wrinkles and cellulite, body sculpting and smoothing and tightening skin. AccentXL combines two radiofrequency modes, bipolar and unipolar, into a single compact system facilitating energy delivery at different targeted tissue depths, depending on the application and area of the body to be treated. We believe that AccentXL is the only system that incorporates two radiofrequency modes and the only system that utilizes unipolar radiofrequency, which allows for deeper, more uniform energy delivery. We believe that the higher average energy output of AccentXL, applied utilizing our In-Motion technology, reduces the number of treatments needed to obtain the desired therapeutic effect and eliminates the need for analgesics and other pre-treatments.

Pixel Fractional Resurfacing Technology.  We have developed a proprietary skin rejuvenation technology called Pixel, which is based on fractional resurfacing technology. In fractional therapy, a single beam of light is split into multiple beams resulting in a dispersion of light. This type of therapy leaves areas of untreated skin adjacent to areas of treated skin, which stimulates repair and rejuvenation by inducing the skin’s natural healing response. We have launched this technology in international markets as both a stand-alone system and a handpiece retro-fitted for use with third party systems. We are in the process of registering these products in the United States.

Our Industry

Aesthetic Treatment Market Opportunity

The aesthetic treatment market consists of a broad range of surgical and non-surgical procedures. The non-surgical aesthetic treatment market includes energy-based aesthetic treatments and treatments with facial injectables. According to Medical Insight, Inc., an independent aesthetic market research firm, the number of aesthetic treatment procedures worldwide that use energy-based technologies will grow from approximately 58 million in 2006 to over 170 million in 2011, representing a compound annual growth rate of approximately 24%. Medical Insight, Inc. estimates that global sales of energy-based aesthetic treatment devices will increase from approximately $1.1 billion in 2006 to over $1.8 billion in 2011, representing a compound annual growth rate of approximately 10%. Medical Insight, Inc. projects that the growth in sales of devices for certain high growth applications, such as skin tightening and body contouring, will significantly exceed the overall growth rate.

Limitations of Existing Non-Invasive Energy-based Aesthetic Treatment Devices

While advances have been made in recent years to energy-based aesthetic treatment devices, many limitations remain. These include:

•	patient discomfort and the need to use analgesics;

•	time-consuming pre-treatment preparations, such as the application of tracking gels or temporary grid patterns to the skin, required by many aesthetic treatment technologies;

•	the need for physicians to purchase disposables with certain systems;

•	limited empirical evidence supporting long-term clinical benefits; and

•	prevalence of single-application aesthetic treatment systems with limited upgradeability.

Our Solutions

We offer a portfolio of aesthetic treatment systems for non-invasive procedures including hair removal, skin rejuvenation, skin resurfacing, treatment of vascular and pigmented lesions, tattoo removal, acne treatment, cellulite reduction and body contouring. We believe that our products address the increasingly diverse objectives of purchasers of aesthetic treatment systems. Our product offerings include modular, multi-application systems that provide a wide range of technologies and treatment options available for a lower upfront investment and provide our customers with the flexibility to upgrade and expand their systems as their aesthetic practices grow. We believe that our innovative product features enhance the safety and effectiveness of patient treatments and provide a more comfortable and convenient patient experience. We leverage clinical evidence to differentiate our aesthetic treatment systems.

We believe that the following key factors enhance our market position:

Broad Technology Portfolio.  Our systems incorporate a broad range of technologies, including lasers, intense pulsed light and radiofrequency. We utilize five different types of lasers, including Diode, Nd:YAG, Ultraviolet B, CO2 and Er:YAG. Our proprietary intense pulsed light technology is marketed as Advanced Fluorescence Technology, or AFT, and is designed to more efficiently deliver energy, which in turn extends the life of the handpiece and reduces the cost of ownership. Our radiofrequency product allows for two different modes, bipolar and unipolar, in a single system, allowing either shallow or deep energy penetration. We also have an innovative fractional resurfacing technology that we market under the name Pixel. This broad platform of technologies allows our customers to address a range of aesthetic procedures with the most appropriate energy source and to tailor combination therapies where appropriate to further customize treatment regimens.

Track Record of Innovation.  We believe that we have consistently been a leader in innovation, as demonstrated by our application of multiple types of radiofrequency energy in a single system, our development of fractional resurfacing therapies and our proprietary AFT and In-Motion technologies. We believe our innovations have made significant improvements in reducing pain, eliminating pre-treatments and disposables, improving efficacy and decreasing procedure time, all of which enhance our customers’ practice and profitability.

Focus on the Needs of our Physician Customers.  We seek to provide our customers with solutions that meet the specific needs of their practices while providing significant flexibility in their level of investment.

•	Modular, Upgradeable Solutions with No Disposables. We have designed our systems to be modular and upgradeable to allow customers, particularly non-core physicians considering entry into the aesthetic practice, to enter the market with a lower upfront investment and then expand in a cost effective manner as their patient volumes increase. In addition, our systems do not require ongoing use of disposables, which reduces customer costs.

•	Limited Pre-Treatments and Faster Procedures. Our aesthetic treatment systems require minimal to no pre-treatments, which reduces procedure times, improves patient compliance and reduces costs. In addition, we believe our proprietary In-Motion technology, which is used with our Soprano and Accent systems, allows for shorter procedure times as opposed to the typical start-and-stop technique used with other competitors’ systems, which is tedious and time-consuming.

•	Safe and Easy to Use Systems. Our innovative systems enable our customers to offer safe aesthetic treatments to their patients, as evidenced by the very low number of adverse events associated with our products compared to certain of our competitors. In addition, our systems are designed to be easy to use with intuitive touch-screen interfaces and limited set-up time and training requirements, reducing the level of expertise needed to operate our systems.

•	High Quality Customer Service and Support. We offer our U.S. customers full product support, including 24-hour turnaround on loaner systems and typically next-day service on replacement parts, to help minimize equipment downtime. We also work with our international distributors to provide high quality customer service outside of the United States.

Virtually Pain-free Patient Treatments without Compromising Speed or Efficacy.  We seek to provide our customers with the ability to provide their patients with an effective and fast treatment experience that is virtually pain-free. Our proprietary In-Motion technology allows our systems to reach a therapeutic temperature range over time with energy being applied to a wider treatment area. This technology minimizes pain without compromising the therapeutic effect of the treatment. Traditionally, there has been a tradeoff between pain, speed and the amount of power or energy applied, which impacts efficacy. We believe that our In-Motion technology allows for virtually pain-free treatments, without lowering the amount of power applied or requiring pre-treatments, vacuums or contact cooling.

Clinical Focus.  We are focused on establishing and using clinical evidence to support and broaden our marketing claims and drive customer acceptance. Traditionally, the aesthetic treatment system market has relied heavily on marketing efforts and before-and-after pictures to attempt to distinguish products. We believe that clinical data is becoming an increasingly important differentiating factor in marketing to core physicians, such as plastic surgeons, dermatologists, and non-core physicians entering the aesthetic treatment market, most of whom are accustomed to seeing extensive clinical data in their non-aesthetic practices. To date, seven clinical studies have been conducted using our Harmony, Accent and Soprano systems, with additional studies currently underway or planned. The majority of the completed studies included patient populations ranging from 14 to 26 patients; in one of the studies, 107 patients were treated. We are currently planning a study of our AccentXL system for the treatment of cellulite. In addition, in January 2008, we will initiate what we believe to be the first patient registry in the industry that will allow customers worldwide to input and review AccentXL patient results using an on-demand web-based system.

Our Strategy

Our goal is to become the leading developer, manufacturer and marketer of non-invasive energy-based products to the global aesthetic marketplace. The key elements of our business strategy are to:

•	continue to promote our brand and expand market awareness;

•	continue to enhance our innovative product portfolio and develop new products;

•	expand clinical evidence to further differentiate our technologies and drive market acceptance;

•	leverage our existing installed base of aesthetic treatment systems to generate additional revenue; and

•	pursue select strategic acquisitions of businesses, products, licenses or technologies.

Risk Associated With Our Business

We may be unable, for many reasons, including those that are beyond our control, to implement our current business strategy. Our business is subject to numerous risks, which are more fully described in the section entitled “Risk Factors” beginning on page 9. Principal risks to our business include:

•	We have a limited operating history, incurred an operating loss in the year ended December 31, 2006 and may not be able to maintain profitability.

•	Our industry is intensely competitive and most of our competitors have, and potential new entrants in the market could have, greater financial, technical, sales and marketing resources and more established products than we do.

•	We are currently engaged in two separate legal proceedings involving claims by third parties against us relating to intellectual property rights.

•	We rely on third party distributors to market, sell and service a significant portion of our products.

•	Our international sales and operations expose us to additional business risks.

•	Our dynamic industry environment requires that we continuously develop and introduce new products or enhancements to existing products and respond to technological changes.

Corporate Information

We were incorporated under the laws of the State of Israel in October 1999 under the name “MSQ Ltd.” We changed our name to “Alma Lasers Ltd.” in October 2005. Our corporate headquarters are located at 14 Halamish, Caesarea Industrial Park, Caesarea, Israel 38900. We currently manufacture all of our products in Israel using components and subassemblies purchased from third party suppliers. Our U.S. headquarters are located at 485 Half Day Road #100, Buffalo Grove, IL 60089, and our telephone number is (224) 377-2000. Our website address is www.almalasers.com. The information on, or that can be accessed through, our website is not incorporated into and does not constitute a part of this prospectus, and the only information that you should rely on in making your decision whether to invest in our ordinary shares is the information contained in this prospectus.

The Offering

Ordinary shares offered by us	shares

Ordinary shares offered by the selling shareholders	shares

Ordinary shares to be outstanding immediately following the offering	shares

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $ million, based on an assumed initial public offering price per share of $ , which is the midpoint of the estimated range set forth on the cover page of this prospectus. We intend to use the net proceeds we receive from this offering for the following purposes:

• to repay $ million that is owed under our $15.0 million credit facility with Bank Hapoalim B.M.;

• to repay $ million that is owed under our $7.0 million revolving credit facility with Bank Hapoalim B.M.; and

• to repay $ million that is owed under our $15.0 million subordinated notes issued to funds affiliated with TA Associates.

We intend to use the remainder of the net proceeds we receive from this offering for general corporate purposes, including for strategic acquisitions or investments.

We will not receive any proceeds from the sale of ordinary shares by the selling shareholders. See the section entitled “Use of Proceeds.”

Dividend policy	We do not anticipate declaring or paying any cash dividends on our ordinary shares in the foreseeable future.

Proposed NASDAQ Global Market symbol	“ALMA”

The number of ordinary shares to be outstanding immediately following this offering is based on 531,234,000 ordinary shares outstanding as of November 30, 2007 and excludes:

•	113,447,377 ordinary shares issuable upon the exercise of outstanding options as of November 30, 2007 at a weighted average exercise price of $0.10 per share;

•	66,620,996 ordinary shares issuable upon the exercise of outstanding warrants as of November 30, 2007 at a weighted average exercise price per share of $0.19; and

•	136,395,998 additional ordinary shares reserved as of November 30, 2007 for future issuance under our stock option plans.

Unless otherwise indicated, the share information in this prospectus is as of November 30, 2007 and has been adjusted to reflect or assume the following:

•	a for reverse share split of our ordinary shares effected on , 2008;

•	the conversion of all of our outstanding preferred shares into an aggregate of 377,172,000 ordinary shares immediately upon the closing of this offering;

•	the filing of our second amended and restated articles of association immediately prior to the effectiveness of this offering; and

•	no exercise of the underwriters’ over-allotment option.

Summary Consolidated Financial Data

The following tables summarize our historical consolidated financial information and other data for the periods presented. The condensed consolidated financial information presented as of and for the nine months ended September 30, 2007 was derived from our consolidated financial statements, which have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, and are included in this prospectus. The condensed consolidated financial information presented for the fiscal years ended December 31, 2004, 2005 and 2006 was derived from our consolidated financial statements, which have been audited by Brightman Almagor & Co. (a member firm of Deloitte Touche Tohmatsu), an independent registered public accounting firm, and are included in this prospectus. The condensed consolidated financial information presented for the nine months ended September 30, 2006, was derived from our unaudited consolidated financial statements, which are included in this prospectus. This data should be read in conjunction with the sections entitled “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Consolidated Financial Data” and our audited and unaudited consolidated financial statements and the related notes included in this prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
	(In thousands, except per share data)

Consolidated Statements of Operations Data:
Revenue	$12,450	$29,719	$62,268	$42,782	$62,037
Cost of revenue	6,549	13,526	25,805	16,916	20,191

Gross profit	5,901	16,193	36,463	25,866	41,846
Operating expenses:
Research and development	493	2,786	5,441	4,419	3,059
Selling and marketing	88	2,650	10,734	6,974	12,351
General and administrative	598	6,273	14,684	11,920	7,578
Royalty license settlement	—	—	4,231	—	—
Recapitalization expenses	—	—	3,695	3,320	—

Total operating expenses	1,179	11,709	38,785	26,633	22,988

Operating income (loss)	4,722	4,484	(2,322)	(767)	18,858
Other income (expense), net	(57)	(374)	(3,223)	(2,265)	(2,203)

Income (loss) before taxes on income	4,665	4,110	(5,545)	(3,032)	16,655
Income tax provision (benefit)	534	(829)	474	858	1,350

Income (loss) after taxes on income	4,131	4,939	(6,019)	(3,890)	15,305
Company’s share in earnings of an equity method investee	116	495	—	—	—

Net income (loss)	$4,247	$5,434	$(6,019)	$(3,890)	$15,305

Income (loss) per ordinary share:
Basic	$0.01	$0.02	$(0.03)	$(0.02)	$0.10

Diluted	$0.01	$0.01	$(0.03)	$(0.02)	$0.03

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
	(In thousands, except per share data)

Weighted average ordinary shares outstanding:
Basic	313,935	338,837	207,930	226,287	153,980

Diluted	610,635	649,806	207,930	226,287	599,526

Pro forma income (loss) per ordinary share(1):
Basic			$(0.01)		$0.03

Diluted			$(0.01)		$0.03

Pro forma as adjusted income (loss) per ordinary share(2):
Basic
Diluted
Pro forma weighted average ordinary shares outstanding(1):
Basic			585,102		531,152

Diluted			585,102		599,526

Pro forma as adjusted weighted average ordinary shares outstanding(2):
Basic
Diluted

	As of September 30, 2007
			Pro Forma,
	Actual	Pro Forma(1)	as Adjusted(2)
	(In thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$12,225	$12,225
Total current assets	38,817	38,817
Total assets	57,439	57,439
Total current liabilities	25,936	25,936
Total debt	21,225	21,225
Total liabilities	46,225	46,225
Redeemable convertible preferred shares	62,000	—
Total shareholders’ equity (deficit)	(50,786)	11,214

(1)	The pro forma data reflects the conversion of all outstanding preferred shares into 377,172,000 ordinary shares immediately upon the closing of this offering.

(2)	The pro forma as adjusted data reflects (a) the conversion of all outstanding preferred shares into ordinary shares immediately upon the closing of this offering and (b) our receipt of estimated net proceeds of $ million from our sale of ordinary shares that we are offering at an assumed initial public offering price of $ per ordinary share, which is the midpoint of the estimated range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the estimated net proceeds therefrom as described in “Use of Proceeds.”

RISK FACTORS

Any investment in our ordinary shares involves a high degree of risk. You should consider carefully the specific risk factors described below in addition to the other information contained in this prospectus before making a decision to invest in our ordinary shares. If any of these risks actually occur, our business, operating results, financial condition and prospects could be materially harmed. This could cause the trading price of our ordinary shares to decline and a loss of all or part of your investment. The risks and uncertainties described below are those that we currently believe may materially affect us. Additional risks and uncertainties that we are unaware of or that we currently deem immaterial may also become important factors that affect us.

Risks Related to Our Business

We have a limited operating history, have incurred an operating loss in the past and may not be able to maintain profitability.

We have a limited operating history, and although we were profitable for the nine months ended September 30, 2007 and the years ended December 31, 2004 and 2005, we incurred an operating loss of approximately $2.3 million and a net loss of approximately $6.0 million for the year ended December 31, 2006. In order for us to maintain consistent profitability from our operations, we must continue to achieve product revenue at or above current levels. We may increase our operating expenses as we attempt to expand our product offerings and acquire other businesses and products. As a result, we may need to increase our revenue significantly to achieve sustainable profitability. We may not be able to sustain profitability on a quarterly or annual basis. If we are unable to maintain profitability, the market value of our ordinary shares will decline, and you could lose all or a part of your investment.

Our industry is intensely competitive. Most of our competitors have, and potential new entrants in the market could have, greater financial, technical, sales and marketing resources and more established products than we do, which could enable them to compete more effectively than we do.

Our industry is subject to intense competition. Our products compete against energy-based aesthetic devices offered by public companies, such as Candela Corporation, Cutera, Inc., Cynosure, Inc., Palomar Medical Technologies, Inc., Syneron Medical Ltd. and Thermage, Inc. as well as private companies, such as Aesthera Corp., Lumenis Ltd., Radiancy, Inc., Reliant Technologies, Sciton Inc. and Ultrashape Ltd. These companies specialize in developing and marketing energy-based aesthetic treatment systems like ours. Some of these competitors have significantly greater financial and human resources than we do and have more established reputations, as well as worldwide distribution channels and sales and marketing capabilities that are larger and more established than ours. Additional competitors may enter the market, and we are likely to compete with new companies in the future. New technologies could be developed and commercialized that are superior to our technologies. There are few barriers that would prevent new entrants or existing competitors from developing products that would compete directly with ours. If our competitors are better able to develop and market aesthetic treatment systems, or develop more effective and/or less expensive products that render our systems obsolete or non-competitive, or deploy larger or more effective marketing and sales resources than ours, our business will be harmed and our commercial opportunities will be reduced or eliminated.

Our products also compete against more established, non-energy-based medical products, such as BOTOX® and collagen injections, and surgical and non-surgical aesthetic procedures, such as face lifts, chemical peels, microdermabrasion, skin care products, mesotherapy, sclerotherapy and electrolysis. We may also face competition from manufacturers of pharmaceutical and other products that have not yet been developed. As a result of competition with these companies, products and procedures, we could experience loss of market share and decreasing revenue as well as reduced prices and profit margins, any of which would harm our business and operating results.

In addition, our current and potential competitors may establish cooperative relationships among themselves or with third parties. If so, new competitors or alliances that include our existing competitors may emerge and could acquire significant market share. In addition, we believe that there may be consolidation within the markets in which we compete. Our competitors may consolidate with one another, or acquire other technology providers, enabling them to compete with us more effectively. Alternatively, a large medical technology or other large company with whom we do not currently compete may acquire one or more of our competitors. The occurrence of these events could affect prices and other competitive factors in ways that would impede our ability to compete successfully and harm our business. Increased competition could harm our business by causing, among other things, price reductions of our products, reduced profitability and loss of market share.

We are currently engaged in two separate legal proceedings involving claims by third parties against us relating to intellectual property rights.

On June 28, 2007, Lumenis Ltd. and Lumenis Inc. filed a complaint against us and Alma Lasers Inc., our wholly-owned U.S. subsidiary, in the United States District Court for the Northern District of Illinois. The complaint alleges that we willfully infringe one or more claims of seven U.S. patents. The stated basis of the complaint for all seven counts is our electromagnetic skin treatment products, including the Harmony multi-application system. In addition to unspecified damages and attorneys’ fees, Lumenis has asked the court to enjoin us from further alleged infringement. On October 9, 2007, we filed an answer, denying infringement, denying willfulness, and asserting defenses that the patents-in-suit were invalid and that Lumenis’ claims are barred in whole or in part by the legal doctrines of laches and estoppel. A Markman hearing, a specific pre-trial hearing relating to a court’s construction of the patent claims, has been scheduled for January 25, 2008. In December 2007, we filed requests for reexamination at the U.S. Patent and Trademark Office of all seven patents-in-suit.

On April 25, 2007, in response to letters we had received from Thermage, Inc. suggesting we were infringing its patents, we filed a complaint against Thermage in Delaware federal court seeking declaratory judgment of non-infringement and invalidity of nine of Thermage’s U.S. patents. On July 20, 2007, Thermage answered our complaint and counterclaimed alleging that we infringe one or more claims of ten of Thermage’s U.S. patents, which counterclaim was subsequently amended on December 10, 2007 to include an eleventh patent. Among other things, Thermage’s counterclaim alleges that both our Harmony and AccentXL systems infringe its patents. In addition to damages and attorneys’ fees, Thermage has asked the court to enjoin us from further alleged infringement. We have responded by denying infringement and alleging invalidity of all eleven U.S. patents asserted by Thermage.

These proceedings are in early stages. While we intend to defend ourselves vigorously against the claims made in these disputes, we are unable to predict the outcome of these legal proceedings. These legal proceedings are described in more detail in the section entitled “Business — Legal Proceedings.”

The outcome of these patent litigations is subject to substantial uncertainties. Whether we are liable for infringement of any patent claim will not be known with certainty unless and until a court interprets the patent claim in the context of litigation and a judge or jury makes a factual determination of the relevance of that claim to our alleged infringing product(s). Consequently, our liability may turn on the interpretation of claim language by the court which may not be to our advantage, the jury’s ability to understand and interpret the technical and legal issues and the testimony of experts as to technical facts upon which experts may reasonably disagree. In infringement allegations made against us, we may seek to invalidate the asserted patent claims, render the entire patent unenforceable and/or allege non-infringement of the asserted patent claims. In order for us to invalidate a U.S. patent claim in court, we must rebut the presumption of validity afforded to issued patents in the United States with clear and convincing evidence of invalidity, which is a high burden of proof. In Europe and elsewhere, country laws control the standard for patent invalidation, and the burden of proof to invalidate a particular claim can vary among countries.

If we were found to be infringing a third party’s intellectual property rights, we may be required to pay substantial damages to the patent holder. Under some circumstances in the United States, particularly in the case of willful infringement, these damages could be triple the actual damages the patent holder incurred, and we could be ordered to pay the costs and attorneys’ fees incurred by the patent holder. If we have supplied infringing products to third parties for marketing, or licensed third parties to manufacture, use or market infringing products, we may be obligated to indemnify these third parties for any damages they may be required to pay to the patent holder and for any losses the third parties may sustain themselves as the result of lost sales or damages paid to the patent holder. In addition, we could be forced to stop or delay research, development, manufacturing or sales of any infringing product in the country or countries where we infringe the third party patent(s), unless we can obtain a license from the patent holder. Such a license may not be available on acceptable terms, or at all, particularly if the third party is developing or marketing a product competitive with the infringing product. Alternatively, we may seek to develop non-infringing technology, which could require significant effort and expense and may ultimately not be successful. Even if we were able to obtain a license, the rights may be non-exclusive, which would give our competitors access to the same intellectual property. In addition, payments under such licenses would reduce the earnings otherwise attributable to the related products. Any successful infringement action brought against us may also adversely affect marketing of the infringing product in other markets not covered by the infringement action, as well as our marketing of other products based on similar technology. Any of these events could seriously harm our business, operating results and financial condition.

We rely on third party distributors to market, sell and service a significant portion of our products. If these distributors do not commit the necessary resources to effectively market, sell and service our products or if our relationships with these distributors are disrupted, our business and operating results may be harmed.

In the United States, we sell our products through our internal sales organization. Outside of the United States, we sell our products exclusively through third party distributors, most of whom are located in Asia and Europe. We currently have relationships with 32 third party distributors in 63 countries. Our sales and marketing success in these markets depends on these distributors, in particular their sales and service expertise and relationships with the customers in those marketplaces. Sales of our aesthetic treatment systems by third party distributors outside the United States represented 72% of our revenue in 2004, 61% of our revenue in 2005, 65% of our revenue in 2006 and 53% of our revenue in the nine months ended September 30, 2007. We do not control these distributors, and they may not be successful in marketing our products. Our distributors may terminate their relationships with us, or fail to commit the necessary resources to market and sell our products to the level of our expectations. Our reliance on third party distributors may also make it more difficult for us to accurately forecast the results of our international operations and manage our inventory.

Currently, we have written agreements in place with only 16 of our 32 third party distributors. The third party distributors with whom we do not have written agreements may terminate their relationships with us and stop selling and servicing our products with little or no notice. While we are currently working to enter into written agreements with all of our third party distributors, we cannot provide any assurance that those efforts will be successful. Moreover, even with written agreements, we are not assured of minimum purchases by, or a continuing relationship with, our distributors.

In addition, in most countries in which we sell our products through exclusive distributors, any trademark registrations or regulatory licenses or approvals relating to our products in that country are typically registered in the name of our distributor for that country. In the event that either we or any of our distributors terminate the relationship, there will be additional time and costs associated with our efforts to secure an alternate third party distributor for that country and to transfer the applicable trademark registrations, regulatory licenses or approvals to us or our new distributor. If current or future third party distributors do not perform adequately, or if we fail to maintain our existing relationships with these distributors or fail to recruit and retain distributors in particular geographic areas, our revenue from international sales may be adversely affected and our operating results could suffer.

Our international sales and operations expose us to additional business risks, and failure to manage these risks may adversely affect our overall operating results.

We currently sell our products in 64 countries, including the United States, and plan to expand into additional markets. In fiscal 2006 and the nine months ended September 30, 2007, we derived approximately 65% and 53%, respectively, of our revenue from sales outside of the United States. Our international sales and operations are subject to risks related to the differing legal, political, regulatory, social and economic conditions of many countries, including:

•	difficulties and costs of staffing and managing our international operations and the increased travel, infrastructure and legal compliance costs;

•	our ability to effectively forecast the results of our international operations and manage our inventory given our reliance on third party distributors;

•	certification and regulatory requirements;

•	general economic conditions in the countries in which we operate, including seasonal reductions in business activity in the summer months;

•	reduced protection for intellectual property rights in some countries;

•	imposition of, or unexpected adverse changes to laws or regulatory requirements may occur, including those pertaining to export duties and quotas, trade and employment restrictions;

•	longer payment cycles and difficulties in collecting accounts receivable;

•	fluctuations in currency exchange rates;

•	costs and delays associated with developing software in multiple languages; and

•	political and economic instability, war or acts of terrorism.

Our failure to manage additional business risks associated with international sales and operations may have a material adverse effect on our financial condition and results of operations.

If we are unable to develop and introduce new products or enhancements to existing products and respond to technological changes, or if our new products or enhancements do not achieve market acceptance, our results of operations and competitive position will suffer.

The aesthetic treatment market is subject to rapid technological change and product innovation. Our ability to remain competitive depends in large part upon our ability to innovate, develop and market new products and technologies that meet the needs of our customers in a timely manner. We have spent substantial amounts of time and money to research, develop and market new products and enhanced versions of our current products which incorporate additional features or provide other enhancements, and plan to continue to do so in the future. Our research and development expenses as a percentage of our revenue were 4%, 9%, 9% and 5% for the fiscal years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2007, respectively. We cannot provide assurance that our expenditures for research and development will result in the introduction of new products or, if such products are introduced, that those products will achieve market acceptance. If we are unable to develop and commercialize new products, or identify new markets for our products and technology, our products and technology could become obsolete and our revenue and operating results could be adversely affected.

In addition, when we develop a new product or an advanced version of an existing product, we typically expend significant money and effort upfront to market, promote and sell the new product offering. The commercial success of the products and technologies we develop will depend upon the acceptance of these products by providers of aesthetic procedures and their patients and clients. It is difficult for us to predict how successful recently introduced products, or products we are currently developing, will be over the long term. If our new products or enhancements do not achieve adequate acceptance in the market, our competitive position will be impaired, our revenue will be diminished and the effect on our operating results may be particularly acute because of the significant research, development, marketing, sales and other expenses we incurred in connection with the new product or enhancement.

If there is insufficient demand for the procedures performed with our products, demand for our products could decline, which would adversely affect our operating results.

Most procedures performed using our aesthetic treatment systems are elective procedures that are not reimbursable through government or private health insurance. The cost of these elective procedures must be borne by the patient. As a result, a patient’s decision to undergo a procedure that utilizes our products may be influenced by a number of factors, including:

•	patient awareness of procedures and treatments;

•	the cost, safety and effectiveness of the procedure and of alternative treatments; and

•	the success of our and our customers’ sales and marketing efforts to purchasers of these procedures.

In addition, general economic and market conditions, and other factors outside our control including significant natural disasters, terrorist attacks or military actions, could adversely affect our business. Any downturn in general economic conditions in any of the countries in which we sell our products could result in a reduction in consumers’ disposable income, which could reduce demand for the elective procedures performed using our aesthetic treatment systems.

In many cases, our products seek to replace traditional aesthetic and medical procedures, such as invasive medical procedures and electrolysis for hair removal. We cannot be certain that a broad-based market for our products will emerge among service providers and their patients or end-use customers. Both these groups may opt to continue with traditional procedures with which they are familiar rather than investing in high technology alternatives that do not have well-established safety and performance track records. We may not be successful in our effort to educate potential end-use customers about the benefits of laser, intense pulsed light and radiofrequency-based systems. If there is insufficient demand for the procedures performed with our products, demand for our products would be reduced, which would adversely affect our operating results.

We rely upon third party suppliers for the components and subassemblies of many of our products, making us vulnerable to supply shortages and price fluctuations, which could materially and adversely affect our business, financial condition and results of operation.

We rely on a number of suppliers who manufacture components or subassemblies of our products. The subassemblies of our products are assembled by three third party suppliers, two of which are located in Israel, with whom we do not have long-term, or in most cases written, contracts. For each of the LCD screen and microprocessor components of our products, we rely on a single supplier. These suppliers are under no obligation to supply our requirements and may terminate their relationships with us at any time. In the future, we may be unable to obtain an adequate supply of components or subassemblies, or may experience increases in the prices of these components or subassemblies, delays in delivery or poor component or subassembly quality. We may not be able to quickly establish additional or replacement suppliers, particularly for our subassemblies and sole-source components. Our reliance on these third party suppliers also subjects us to other risks that could have a material, adverse effect on our business, financial condition and results of operation, including:

•	we are not a major customer of many of our suppliers, and these suppliers may therefore give other customers’ needs higher priority than ours;

•	we may not be able to obtain adequate supply in a timely manner or on commercially reasonable terms;

•	our suppliers, especially new suppliers, may make errors in manufacturing components that could negatively affect the efficacy or safety of our products, or cause delays in shipment;

•	we may have difficulty locating and qualifying alternative suppliers;

•	our suppliers manufacture products for a range of customers, and fluctuations in demand for the products these suppliers manufacture for others may affect their ability to deliver components to us in a timely manner; and

•	our suppliers may encounter financial hardships unrelated to our demand for components, which could inhibit their ability to fulfill our orders and meet our requirements.

Any interruption in our supply of components or subassemblies, or our inability to obtain substitute components or subassemblies meeting our quality standards from alternate sources at acceptable prices in a timely manner, or our inability to obtain assembly and testing services, could impair our ability to meet the demand of our customers, which would have a material adverse effect on our business, financial condition and results of operation.

If demand for our aesthetic treatment systems by non-core physician customers and aesthetic spas does not develop as we expect, our revenue will suffer and our business, financial condition and results of operation will be materially and adversely affected.

We believe that we and other companies selling energy-based aesthetic treatment systems have only begun to penetrate the markets comprised of non-core physician customers and aesthetic spas and that our revenue from selling to these markets will continue to increase. However, applicable federal, state, local and international laws or regulations could change at any time, disallowing sales of our products to non-physicians, and limiting the ability of aesthetic spas to operate our products. In addition, we may be subject to greater credit risk from these less established aesthetic practices than we would from physician customers. We also believe that consumer demand for treatments by non-core physicians and aesthetic spas may be more susceptible to adverse general economic conditions and reductions in disposable income. If our expectations as to the size of these markets and our ability to sell our products to participants in these markets are not correct, our revenue will suffer and our business, financial condition and results of operation will be materially and adversely affected.

We have identified material weaknesses in our internal control over financial reporting. If we fail to maintain proper and effective internal control, our ability to produce accurate financial statements could be impaired, which could adversely affect our operating results, our ability to operate our business and our stock price.

In connection with the audit of our consolidated financial statements as of and for the nine months ended September 30, 2007, we identified control deficiencies in our internal control over financial reporting that constituted “material weaknesses” as of September 30, 2007. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control that results in more than a remote likelihood that a material misstatement of our annual or interim financial statement will not be prevented or detected by our internal control mechanisms. The material weaknesses related to:

•	inadequate tracking of physical inventory quantities;

•	lack of segregation of duties in certain accounting functions; and

•	lack of internal controls related to our information technology, or IT, systems, including lack of user access limitations, inadequate segregation of duties and a lack of documentation regarding IT systems controls.

We have taken a number of corrective steps to address these weaknesses, including:

•	improvements to our financial closing and reporting process so that adjustments are identified and recorded by us as part of our normal financial closing and reporting process;

•	improvements to our inventory tracking and accounting process so that adjustments are identified and recorded by us as part of our normal financial closing and reporting process;

•	the hiring of additional accounting staff in order to properly segregate certain accounting functions; and

•	improvements to our IT system controls and the related documentation so that transactions are processed and recorded correctly.

Although we have taken these measures to remediate the material weaknesses, we cannot assure you that such measures are adequate or that we will not in the future have additional material weaknesses. Any failure to maintain effective internal control over financial reporting, including by successfully implementing the remediation measures described above, could cause us to fail to meet our periodic reporting obligations or result in material misstatements in our consolidated financial statements, which in turn could cause investors to lose confidence in our reported financial information, leading to a decline in our stock price.

We may be treated as a passive foreign investment company for United States tax purposes, which may subject United States shareholders to adverse tax consequences.

If our passive income, or our assets that produce passive income, exceed levels provided by law for any taxable year, we may be characterized as a passive foreign investment company, or a PFIC, for United States federal income tax purposes. If we are treated as a PFIC, beneficial owners of our ordinary shares that are U.S. persons for U.S. federal income tax purposes would be subject to a disadvantageous United States federal income tax regime with respect to the distributions they receive and the gain, if any, they derive from the sale or other disposition of their ordinary shares. Under the PFIC rules, unless a U.S. person who beneficially owns our ordinary shares makes an election available under the Internal Revenue Code of 1986, as amended, such person generally would be liable to pay United States federal income tax at ordinary income tax rates plus interest upon any “excess distribution” and upon any gain from the disposition of our ordinary shares, as if the excess distribution or gain had been recognized ratably over such person’s holding period of our ordinary shares. Such excess distribution or gain allocable to taxable years preceding the excess distribution or disposition and for which we were a PFIC would be taxed at the highest rate of tax for the applicable taxable year. See “Taxation — Material U.S. Federal Income Tax Considerations — U.S. Federal Income Taxation of U.S. Holders — Passive Foreign Investment Company.”

Whether we are treated as a PFIC depends on questions of fact as to our assets and revenue that can only be determined at the end of each taxable year. Accordingly, we cannot be certain that we will not be treated as a PFIC for our current taxable year or for any subsequent year.

If a United States shareholder acquires 10% or more of our ordinary shares, it may be subject to increased United States taxation under the “controlled foreign corporation” rules.

Each “10% U.S. Shareholder” of a foreign corporation that is a “controlled foreign corporation,” or CFC, for an uninterrupted period of 30 days or more during a taxable year, and that owns shares in the CFC directly or indirectly through foreign entities on the last day of the CFC’s taxable year, must include in its gross income for United States federal income tax purposes its pro rata share of the CFC’s “subpart F income” and certain other amounts (but generally not in excess of the CFC’s earnings) even if such amounts are not distributed. A foreign corporation is considered a CFC if one or more 10% U.S. Shareholders together own more than 50% of the total combined voting power of all classes of voting stock of the foreign corporation or more than 50% of the total value of all stock of the corporation on any day during the taxable year of the corporation. A 10% U.S. Shareholder is a United States person, as defined in the Internal Revenue Code, that owns at least 10% of the total combined voting power of all classes of stock entitled to vote of the foreign corporation. For purposes of determining whether a corporation is a CFC, and therefore whether the more-than-50% and 10% ownership tests have been satisfied, shares owned include shares owned directly or indirectly through foreign entities and shares considered owned under constructive ownership rules. The attribution rules are complicated and depend on the particular facts relating to each investor. For taxable years in which we are a CFC for an uninterrupted period of 30 days or more, each of our 10% U.S. Shareholders may be required to include in its gross income for United States federal income tax purposes its pro rata share of all or a significant portion of our earnings, even if such earnings are not distributed to enable such taxpayer to satisfy this tax liability. See “Taxation — Material U.S. Federal Income Tax Considerations — U.S. Federal Income Taxation of U.S. Holders — Controlled Foreign Corporation.” Based upon our existing share ownership, we do not believe we are a CFC.

Our operating results may fluctuate from period to period and within each period, which makes our operating results difficult to predict and could cause our revenue, expenses and profitability to differ from expectations during certain periods.

Our operating results may fluctuate from period to period or within certain periods as a result of a number of factors, many of which are outside of our control. Given these fluctuations and our limited operating history, you should not rely on our past results as an indication of future performance. Each of the risks described in this section, as well as other factors, may affect our operating results. For example, factors that could affect our revenue and operating results include, but are not limited to, the following:

•	the willingness of individuals to pay directly for aesthetic treatments, in light of the lack of reimbursement by third party payors;

•	our ability to develop, introduce and deploy new products and product enhancements that meet customer requirements in a timely manner;

•	changes to applicable federal, state, local and international laws or regulations;

•	continued availability of attractive equipment leasing terms for our customers, which may be negatively influenced by interest rate increases;

•	changes in our ability to obtain and maintain regulatory approvals and clearances;

•	performance of our third party distributors;

•	delays in, or failure of, product and component deliveries by our subcontractors and suppliers;

•	our ability to access capital and control expenses;

•	changes in our pricing and distribution terms or those of our competitors;

•	the timing of new product releases or upgrades by us or our competitors; and

•	changes in general economic conditions in the United States and international markets.

In addition, we have experienced seasonal patterns in the sale of our Harmony and Soprano systems and will likely experience similar sales patterns with our Accent products. Historically, a disproportionate amount of our sales have occurred during the fourth quarter primarily as a result of higher procedure volume and the tax incentives available to our physician customers for capital equipment purchased prior to year end. For example, approximately 31.3% of our revenue for the year ended December 31, 2006 was generated during the fourth quarter of that year. In anticipation of increased sales during the fourth quarter, we may increase our product inventory. If we were to experience lower than expected revenue during any future fourth quarter, it would have a disproportionately large impact on our operating results and financial condition for that year. In the future, our seasonal sales patterns may become more pronounced and may cause a shortfall in revenue as compared to expenses in a given period, which would substantially harm our business and results of operations. We do not expect these seasonal patterns to change significantly in the foreseeable future. In the event that there is an economic downturn or recession, our customers, and the market in general, may be less likely to invest in capital equipment which could have an adverse effect on our sales and profitability.

As a result, we believe that period-to-period comparisons of our results of operations are not a good indication of our future performance. In addition, these factors could negatively impact our results of operations and cause us to fail to meet the financial performance expectations of securities industry research analysts or investors in future periods, which would likely cause the market price of our ordinary shares to decline.

Our inability to identify, attract, train, integrate and retain highly qualified employees or the loss of key personnel, such as our founders, may impair our ability to grow our business.

Our future success depends on our ability to identify, attract, train, integrate and retain highly qualified technical, sales and marketing, managerial and administrative personnel. As our customer base and revenue continue to grow, we will need to hire a significant number of qualified personnel both in the United States and abroad. In particular, our ability to grow our revenue depends on talented and motivated sales personnel performing at a high level and our ability to enhance and maintain our technology depends on talented engineers with specialized skills. Competition for highly skilled sales and technical individuals is extremely intense and we continue to face difficulty identifying, hiring and retaining qualified personnel in many areas of our business. We may not be able to hire and retain such personnel at compensation levels consistent with our existing compensation and salary structure. Many of the companies with whom we compete for hiring experienced employees have greater resources than we have. If we fail to identify, attract, train, integrate and retain highly qualified and motivated personnel, our reputation and ability to compete effectively could suffer and our business, financial condition and results of operations could be adversely affected.

Our future success also depends on the continued service and performance of our senior management team, including our founders. The replacement of members of our senior management team likely would involve significant time and costs, and the loss of any these individuals may delay or prevent the achievement of our business objectives.

Because our revenue is primarily generated in U.S. dollars and, to a lesser extent, the euro, but a large portion of our operating expenses is incurred in New Israeli Shekels (NIS), our results of operations may be seriously harmed by currency fluctuations.

We generate our revenue primarily in U.S. dollars and, to a lesser extent, the euro, but a large portion of our operating expenses is incurred in NIS (principally salaries and related expenses of our staff in Israel). As a result, we are exposed to currency risk to the extent that the inflation rate in Israel exceeds the rate of devaluation of the NIS in relation to the U.S. dollar or if the timing of these devaluations lags behind inflation in Israel. In that event, the U.S. dollar cost of our operations in Israel will increase and our U.S. dollar-measured results of operations will be adversely affected. To the extent that the value of the NIS decreases against the U.S. dollar, our expenses on a U.S. dollar cost basis increase. Our operations also could be adversely affected if we are unable to guard against currency fluctuations in the future. To date, we have not engaged in currency hedging transactions. In the future, we may enter into currency hedging transactions to decrease the risk of financial exposure to fluctuations in the exchange rate of the U.S. dollar against the NIS. These measures, however, may not adequately protect us from material adverse effects due to the impact of inflation in Israel or could result in additional expense.

Because we do not require training for users of our products, and sell our products to non-physicians, there exists an increased potential for misuse of our products, which could harm our reputation and materially and adversely affect our business, financial condition and results of operation.

Federal regulations allow us to sell our products to or on the order of practitioners licensed by law to use or order the use of a prescription device. The definition of “licensed practitioners” varies from state to state. As a result, our products may be operated by physicians with varying levels of training and, in many states, by non-physicians, including nurse practitioners and technicians. Outside the United States, many jurisdictions do not require specific qualifications or training for purchasers or operators of our products. We do not supervise the procedures performed with our products, nor do we require that direct medical supervision occur. We and our distributors offer product training sessions, but neither we nor our distributors require purchasers or operators of our products to attend training sessions. The lack of required training and the purchase and use of our products by non-physicians may result in product misuse and adverse treatment outcomes, which could harm our reputation, expose us to costly product liability litigation and materially and adversely affect our business, financial condition and results of operations.

Product liability suits could be brought against us due to a defective design, material or workmanship or due to misuse of our products. These lawsuits could be expensive and time consuming and result in substantial damages to us and increases in our insurance rates.

Energy-based aesthetic treatment systems are inherently complex in design and require ongoing regular maintenance. The technical complexity of our products, changes in our suppliers’ manufacturing processes, the inadvertent use of defective or contaminated materials by our suppliers and other factors could restrict our ability to achieve acceptable product reliability. In addition, some of our products are combined with products from other vendors, which may contain defects. As a result, should problems occur, it may be difficult to identify the source of the problem. There are also risks of physical injury to the patient when treated with one of our products, even if the product is not defective.

If we are unable to prevent or fix defects or other problems, we could experience, among other things:

•	legal actions by customers, patients and other third parties, which could result in substantial judgments or settlement costs to us;

•	loss of customers and delay in order fulfillment;

•	failure to attract new customers or achieve market acceptance;

•	product recalls;

•	additional regulatory filings;

•	increased costs of product returns and warranty expenses;

•	damage to our reputation; and

•	diversion of development, engineering, sales and marketing and management resources.

If our products are defectively designed, manufactured or labeled, contain defective components or are misused, we may become subject to substantial and costly litigation by our customers or their patients or clients. Misusing our products or failing to adhere to operating guidelines for our products can cause severe burns or other damage to the eyes, skin or other tissue. We may become involved in claims related to the use of our products. Product liability claims could divert management’s attention from our core business, be expensive to defend and result in sizable damage awards against us. Our current insurance coverage may not be sufficient to cover these claims. Moreover, in the future, we may not be able to obtain insurance in amount or scope sufficient to provide us with adequate coverage against potential liabilities. Any product liability claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing continuing coverage, could harm our reputation in the industry and reduce product sales. We would need to pay any product losses in excess of our insurance coverage out of cash reserves, harming our financial condition and adversely affecting our operating results.

Our inability to manage our growth could have a material adverse effect on our business, the quality of our products and services and our ability to retain key personnel.

We have experienced a period of significant growth in recent years. Our revenue increased from approximately $12.5 million in fiscal 2004 to approximately $62.3 million in fiscal 2006. Our growth has placed increased demands on our management and other resources and will continue to do so in the future. We may not be able to maintain or accelerate our current growth rate, manage our expanding operations effectively or achieve planned growth on a timely or profitable basis. Managing our growth effectively will involve, among other things:

•	continuing to retain, motivate and manage our existing employees and attract and integrate new employees, particularly members of our senior management and qualified sales personnel;

•	providing adequate training and supervision to maintain high quality standards;

•	expanding our manufacturing capacity and scale of production;

•	growing and training our direct sales force and expanding our distribution relationships;

•	expanding our sales, marketing and distribution infrastructure and capabilities; and

•	developing, implementing and improving our operational, financial, accounting and other internal systems and controls on a timely basis.

If we are unable to manage our growth effectively, there could be a material adverse effect on our ability to maintain or increase revenue and profitability, the quality of our products and our ability to retain key personnel. These factors could adversely affect our reputation in the market and our ability to generate future sales from new or existing customers.

Our future efforts to acquire other companies may subject us to significant costs without the realization of the anticipated benefits of those acquisitions.

From time to time, we evaluate potential strategic acquisitions of, or significant investments in complementary businesses, products or technologies, as well as consider joint ventures and other collaborative projects, although no acquisitions or investments are currently pending or planned. As a public company, we believe we will have greater opportunities to make acquisitions of, or significant investments in, complementary companies, products or technologies. This is due to the fact that we will have additional available capital for these purposes, as well as a market-determined value for our ordinary shares. To date, we have had relatively limited experience completing acquisitions and managing the integration of acquisitions. Accordingly, we cannot guarantee that we will be able to successfully complete or integrate any business, products, technologies or personnel that we might acquire or seek to acquire in the future, and our failure to do so could harm our business. Furthermore, any future acquisitions, if completed, would subject us to many risks, including:

•	diversion of management’s attention during the acquisition and integration process;

•	costs, delays and difficulties of integrating the acquired company’s operations, products, technologies and personnel into existing operations and organization;

•	difficulties in maintaining uniform standards, controls, procedures and policies;

•	adverse impact on earnings as a result of amortizing the acquired company’s intangible assets or impairment charges related to write-downs of goodwill related to acquisitions;

•	our ability to realize operating efficiencies, synergies or other benefits expected from the acquisition;

•	issuances of equity securities to pay for acquisitions, which may be dilutive to existing shareholders;

•	potential loss of customers or key employees of acquired companies;

•	impact on financial condition due to the timing of the acquisition or failure to meet operating expectations for acquired businesses; and

•	assumption of unknown liabilities of the acquired company.

Any acquisitions of businesses, technologies, products or services may not generate sufficient revenue to offset the associated costs of the acquisitions or may result in other adverse effects.

Clinical studies relating to our products may produce unfavorable results.

To help improve, market and sell our products, we intend to sponsor clinical studies to assess various aspects of their functionality and relative efficacy. The data obtained from these studies may be unfavorable to our products or may be inadequate to support satisfactory conclusions. If our future clinical studies fail to support the efficacy of our current or future products, our sales may be adversely affected. Future clinical studies sponsored by third parties regarding our existing products or any competing products may be published that either support a claim, or are perceived to support a claim, that a competitor’s product is clinically more effective or easier to use than our products or that our products are not as effective or easy to use as we claim. Any of these events may negatively affect our sales efforts and result in decreased revenue.

We may be unable to obtain additional financing if and when we need it, which could have a material adverse effect on our business, results of operations and financial condition.

We may need to raise additional funds in the future to finance internal growth, to make acquisitions or for other reasons. Any required additional financing may not be available on terms acceptable to us, or at all. If we raise additional funds by issuing equity securities, you may experience significant dilution of your ownership interest, and the newly-issued securities may have rights senior to those of the holders of our ordinary shares. If we raise additional funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants or other restrictions on our business that could impair our operational flexibility, and would also require us to fund additional interest expense. If additional financing is not available when required or is not available on acceptable terms, we may be unable to successfully develop or enhance our products through acquisitions or otherwise in order to take advantage of business opportunities or respond to competitive pressures, which could have a material adverse effect on our products, revenue, results of operations and financial condition.

Risks Related to Intellectual Property

Protection of our intellectual property is limited. If we are unable to obtain or maintain intellectual property rights relating to our technology and products or if others infringe our intellectual property rights, our business and ability to compete may be adversely affected.

Our success depends significantly upon our ability to obtain, maintain and effectively enforce intellectual property or other proprietary rights to our technology and products as well as related documentation and other written materials. These rights, if obtained, maintained and effectively enforced, can provide some level of protection from competing products. We seek to create these proprietary rights through a combination of:

•	patents;

•	copyrights and trademarks laws;

•	trade secrets;

•	confidentiality procedures; and

•	contractual provisions.

These methods afford us only limited protection against competition from others’ products.

As of November 30, 2007, we only owned one U.S. patent and six U.S. patent applications. We also owned four international patent applications, filed under the Patent Cooperation Treaty, and 13 foreign patent applications pending in Brazil, Canada, China, Europe, Israel, Japan, and South Korea. Any issued patent may not provide us with any competitive advantages or may be challenged, narrowed, invalidated, circumvented or held to be unenforceable, or rights granted thereunder may not adequately protect our technology or products. Further, our pending patent applications may not result in the issuance of patents, and any patents issued to us may not be timely or sufficiently broad to protect our proprietary rights. We may also develop proprietary products or technologies that cannot be protected under patent law. Changes in either patent law or in interpretations of patent law in the United States and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Although third parties may infringe our patents and other intellectual property rights, we may not be aware of any such infringement. Monitoring unauthorized use of our intellectual property is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. Our competitors may independently develop similar technology, duplicate our products or design around patents issued to us or other intellectual property rights of ours, in which case our intellectual property rights may not provide us with commercially valuable protection.

To protect our trade secrets and other proprietary information, we generally require our employees, consultants, contractors and outside collaborators to enter into written nondisclosure agreements. These agreements, however, may not provide adequate protection to prevent any unauthorized use, misappropriation or disclosure of our trade secrets, know-how or other proprietary information. These agreements may be breached, and we may not become aware of, or have adequate remedies in the event of, any such breach. In addition, others may independently develop the same or substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets.

If the use of our technology or our products conflicts with the intellectual property rights of third parties, we may be subject to significant liability and disruption in our business.

Our success depends in part on our not infringing other parties’ patents and proprietary rights as well as not breaching any licenses relating to our technologies and product candidates. In the United States, patent applications filed in recent years are confidential for 18 months, while older applications are not published until the patent issues. As a result, there may be patents and patent applications of which we are unaware, and avoiding patent infringement may be difficult. We may inadvertently infringe third party patents.

The field of energy-based aesthetic treatment systems is highly competitive. Companies in the field commonly use patent litigation to disrupt the operations and add to the costs of competitors as well as to create uncertainty in the minds of prospective customers regarding the viability of competitors’ products. Numerous patents have been issued in the field, and companies are aggressive in pursuing additional patents. Moreover, since there may be unpublished patent applications that could result in patents with claims covering our products, we cannot be sure that our current products will not infringe any patents which might be issued in the future. It is reasonable to expect the number of patent infringement suits to increase as the number of products and competitors in our market increases.

Patents may exist or be filed containing claims covering our products. Because of the number of patents issued and patent applications filed in our field, we believe there is a risk that additional third parties may allege they have patent rights encompassing our products, technology or methods. Any claim of infringement by a third party, even those without merit, could cause us to incur substantial costs defending against the claim, and could distract our management from our business. Furthermore, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages and enjoin us from selling our products.

We are also aware of patents issued to competitors relating to fractional resurfacing technology. Our Pixel products are based on fractional resurfacing technology. We have reviewed these patents with our patent counsel. As to each of the claims of these patents, we believe either that our products do not infringe the claim or that the claim is not valid. However, interpreting the claims of a patent involves significant uncertainty, and a court may not agree with our interpretation. In addition, proving that issued patents are invalid can be very difficult. If third parties assert these patents against us, we might not prevail in any resulting litigation.

Third parties have brought claims and may bring additional claims against us that our products or technology infringe their proprietary rights. For example, on March 29, 2007, we entered into a non-exclusive patent license agreement executed contemporaneously with a settlement agreement to settle patent infringement claims in a lawsuit with Palomar Medical Technologies, Inc. regarding a group of patent rights relating to the use of light to remove hair. Also, as described in more detail in the section entitled “Business — Legal Proceedings”, we are involved in two ongoing litigations in which two competitors, Thermage, Inc. and Lumenis Ltd., are claiming that we infringe their patents. To the extent that we gain greater visibility and market exposure as a public company, we face a greater risk of being the subject of intellectual property infringement claims.

See the risk factor entitled “— We are currently engaged in litigation to defend ourselves against claims by third parties relating to intellectual property rights” set forth above for a description of current patent claims in which we are involved and the risks associated with those claims.

We may be involved in lawsuits to protect or enforce our intellectual property rights, which could be expensive and time consuming.

Litigation may be necessary in the future to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs and diversion of resources and management attention. In addition, in an infringement proceeding, a court may decide that a patent of ours is not valid or is unenforceable or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology. An adverse determination of any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing. In addition, from time to time we are participants or members of various industry standard-setting organizations or other industry technical organizations, which may, in some circumstances, require us to enter into royalty or licensing agreements with third parties regarding our intellectual property under terms established by those organizations which we may not find favorable.

Interference proceedings conducted by the U.S. Patent and Trademark Office may be necessary to determine the priority of inventions with respect to our patent applications. Litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distraction to our management. We may not be able to prevent misappropriation of our proprietary rights, particularly in countries where the laws may not protect such rights as fully as in the United States. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If investors perceive these results to be negative, it could have a substantial adverse effect on the price of our ordinary shares.

Our use of open source and third party software could negatively affect our business and subject us to possible litigation.

We incorporate software into our products that we consider to be open source software. We monitor our use of open source software to avoid subjecting our products to conditions we do not intend. Although we believe that we have complied with our obligations under the various applicable licenses for the open source software that we use, there is little or no legal precedent governing the interpretation of many of the terms of certain of these licenses, and therefore the potential impact of these terms on our business is somewhat unknown and may result in unanticipated obligations or restrictions regarding our products and technologies. In such event, we could be required to seek licenses from third parties in order to continue offering our products, to re-engineer our products or to discontinue the sale of our products in the event re-engineering cannot be accomplished on a timely basis, any of which could adversely affect our business, operating results and financial condition.

We also incorporate certain third party technologies, including software programs, into our products and may need to utilize additional third party technologies in the future. However, licenses to relevant third party technology may not continue to be available to us on commercially reasonable terms, or at all. Therefore, we could face delays in product releases until equivalent technology can be identified, licensed or developed, and integrated into our current products. These delays, if they occur, could materially adversely affect our business, operating results and financial condition.

Our efforts to protect our intellectual property may be less effective in some countries where intellectual property rights are not as well protected as in the United States.

We have only sought limited patent protection or limited registration of our trademarks outside the United States, which may impair our ability to use or protect our technology and brand in those jurisdictions. Furthermore, the laws of some countries do not protect proprietary rights to as great an extent as do the laws of the United States. Many U.S. companies have encountered substantial problems in protecting their proprietary rights against copying or infringement in such countries, some of which are countries in which we have sold and continue to sell our systems. There is a risk that our means of protecting our proprietary rights may not be adequate in these countries. Our competitors in these countries may independently develop similar technology or duplicate our test systems, even if unauthorized, thus likely reducing our sales in these countries.

Risks Related to Government Regulation

If we fail to obtain and maintain necessary U.S. Food and Drug Administration clearances for our products and indications or if clearances for future products and indications are delayed or not issued, our business would be harmed.

Our products are classified as medical devices and are subject to extensive regulation in the United States by the Food and Drug Administration, or FDA, and other federal, state and local authorities. These regulations relate to manufacturing, labeling, sale, promotion, distribution, importing and exporting and shipping of our products. In the United States, before we can market a new medical device, or a new use of, or claim for, an existing product, we must first receive either 510(k) clearance or premarket approval, or PMA, from the FDA, unless an exemption applies. In this prospectus, when we refer to “clearances,” we are referring to the 510(k) pathway, while “approval” refers to the PMA pathway. Both pathways are described in more detail under “Business — Government Regulation.”

Both 510(k) and PMA pathways can be expensive and lengthy and entail significant user fees, unless exempt. The FDA usually responds to a 510(k) premarket notification within 90 days of submission of the notification, but the response may be a request for additional information or data, sometimes including clinical data. As a practical matter, premarket clearance can take significantly longer, including up to one year or more. The process of obtaining premarket approval is much more costly, demanding and uncertain than the 510(k) clearance process. It generally takes from one to three years, or even longer, from the time the PMA application is submitted to the FDA until an approval is obtained. To date, our products in the United States have followed the 510(k) pathway, although future products may take the more expensive and time-consuming PMA pathway.

Medical devices may be marketed only for indications, or uses, for which they have been approved or cleared. The FDA may not approve or clear indications that are necessary or desirable for successful commercialization. The FDA may refuse our requests for 510(k) clearance or PMA of new products, new uses of previously approved or cleared products or modifications to existing products. Moreover, any clearances or approvals we obtain may not be sufficiently broad, as to the indication for which the product may be marketed, to permit successful commercialization. Our clearances can be revoked if safety or effectiveness problems develop. Any of these outcomes could materially and adversely affect our competitiveness in the marketplace, and therefore our revenue and profitability.

If we cannot successfully complete required clinical trials, our new product development and commercialization will be delayed.

In order to obtain premarket approval and, in some cases, a 510(k) clearance, a product sponsor must conduct well-controlled clinical trials designed to test the safety and effectiveness of the product. Conducting clinical trials for purposes of obtaining new or expanded regulatory clearances or approvals generally entails a long, expensive and uncertain process that is subject to delays and failure at any stage. The data obtained from these clinical trials may be inadequate to support approval or clearance of a submission. In addition, the occurrence of unexpected findings in connection with clinical trials may prevent or delay obtaining approval or clearance. If we conduct clinical trials, they may be delayed or halted, or be inadequate to support approval or clearance, for numerous reasons, including:

•	institutional review boards and third party clinical investigators may decline to participate in a trial;

•	patients may not enroll in clinical trials at the rate we expect;

•	third party clinical investigators may not perform a trial on our anticipated schedule or consistent with the clinical trial protocol, good clinical practices, or other FDA requirements;

•	patients may not comply with trial protocols;

•	third party organizations may not perform data collection and analysis in a timely or accurate manner;

•	the FDA, other regulatory authorities, or an institutional review board may place a clinical trial on hold;

•	regulatory inspections of our clinical trials or manufacturing facilities may, among other things, require us to undertake corrective action or suspend or terminate our clinical trials, or invalidate our clinical trials;

•	broad changes in governmental regulations or generally applicable administrative actions may cause us to change the design of clinical trials or otherwise cease to delay or abandon a trial; and

•	the interim or final results of the clinical trials may be inconclusive or unfavorable as to safety or effectiveness.

If we are unable to conduct required clinical trials on a timely basis and complete them successfully, we will be unable to complete our development of the related products, which would adversely affect our ability to introduce new products into the marketplace.

We also conduct post-marketing clinical trials (trials conducted after a particular product has obtained necessary regulatory clearances or approvals) to further establish, through empirical data, the benefits of our products. We use the information we obtain from these trials to facilitate our marketing efforts. Our post-marketing trials are subject to most of the risks described above.

If we fail to comply with FDA regulations after clearance or approval of our products, our business could suffer.

Even after clearance or approval of a product, we are subject to continuing regulation by the FDA, including the requirements that our facility be registered and our devices listed with the agency. We are subject to Medical Device Reporting regulations, which require us to report to the FDA if one of our products may have caused or contributed to a death or serious injury or has malfunctioned and this device or a similar device that we market would be likely to cause or contribute to a death or serious injury if the malfunction were to recur. Unless an exemption applies, we must report corrections and removals to the FDA where the correction or removal was initiated to reduce a risk to health posed by the device or to remedy a violation of the Federal Food, Drug, and Cosmetic Act caused by the device that may present a risk to health. The FDA also requires that we maintain records of corrections or removals, regardless of whether such corrections and removals are required to be reported to FDA. The FDA closely regulates promotion and advertising, and our promotional and advertising activities could come under scrutiny. If, for example, the FDA objects to our promotional and advertising activities or finds that we failed to submit reports under the Medical Device Reporting regulations, the FDA may impose fines or sanctions on us.

The FDA has broad enforcement powers. If we violate applicable regulatory requirements, the FDA may bring enforcement actions against us, which may include any of the following sanctions:

•	warning letters, fines, injunctions, consent decrees and civil penalties;

•	mandatory repair, replacement, recall or seizure of our products entailing refunds by us of the purchase price;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying our requests for 510(k) clearance or premarket approval of new products or new intended uses;

•	withdrawing 510(k) clearance or premarket approvals that have already been granted; and

•	criminal prosecution.

If any of these events were to occur, they could harm our business.

Extensive “off-label” use of our products by our customers may adversely affect us.

Medical devices may be marketed only for approved or cleared indications in accordance with their labeling, and we can only promote our products for indications that have been approved or cleared. While a medical device manufacturer may not promote an “off-label” use of a product, doctors are generally allowed, in the exercise of their professional judgment in the practice of medicine, to use a product in ways not approved by regulatory authorities. However, a pattern of widespread off-label use by doctors could cause regulatory authorities to scrutinize the marketing activities of a device manufacturer.

Off-label marketing regulations are subject to varying and evolving interpretations, and regulatory authorities have broad enforcement power. If we do not comply with these regulations, we can become subject to a wide variety of penalties, both monetary and operational. Anecdotal reports suggest that the FDA is examining the marketing campaigns of companies in our industry in relation to off-label marketing restrictions, possibly in anticipation of enforcement action. We have not been notified by the FDA of any claimed violations by us of off-label marketing restrictions, but we, like our competitors, are subject to ongoing oversight by the FDA and other regulatory authorities.

Federal regulatory reforms may adversely affect our ability to sell our products profitably.

From time to time, the U.S. Congress considers legislation that could significantly change the statutory provisions governing the clearance or approval, manufacture and marketing of a device. In addition, FDA regulations and guidance are often revised or reinterpreted by the agency in ways that may significantly affect our business and our products. It is impossible to predict whether legislative changes will be enacted or FDA regulations, guidance or interpretations changed, and what the impact of such changes, if any, may be.

We have modified some of our products without FDA clearance. The FDA could retroactively determine that the modifications were improper and require us to stop marketing and recall the modified products.

In response to technological developments and customer demand, we periodically make modifications to our products, even after having obtained FDA clearance. The FDA does not require additional clearances or approvals for changes or modifications that do not constitute major changes or modifications in a product’s intended use. If we make a product modification and conclude that it does not require a new 510(k) clearance or premarket approval, we are required to prepare a letter to file that documents the changes or modifications. On the other hand, any changes or modifications to one of our FDA-cleared devices that could significantly affect its safety or effectiveness, or that would constitute a major change or modification in its intended use, requires a new 510(k) clearance or possibly even a premarket approval. We may be required to submit extensive pre-clinical and clinical data depending on the nature of the changes. We may not be able to obtain additional 510(k) clearances or premarket approvals for modifications to, or additional indications for, our existing products in a timely fashion, or at all. Delays in obtaining future clearances or approvals would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our revenue and operating results. We have made modifications to our devices in the past and may make additional modifications in the future that we believe do not or will not require additional clearances or approvals. If the FDA disagrees, and requires new clearances or approvals for the modifications, we may be required to recall and to stop marketing the modified devices, which could harm our operating results and require us to redesign our products.

If we fail to comply with the FDA’s Quality System Regulation and laser performance standards, our manufacturing operations could be halted, which could materially and adversely affect our business, financial condition and results of operation.

We are currently required to demonstrate and maintain compliance with the FDA’s Quality System Regulation, or QSR. The QSR is a complex regulatory scheme that covers the methods and documentation of the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage and shipping of our products. Because our products involve the use of lasers, our products also are covered by a performance standard for lasers and specific requirements for electronic products set forth in FDA regulations, imposing specific record keeping, reporting, product testing and product labeling requirements. These requirements include affixing warning labels to laser products as well as incorporating certain safety features in the design of laser products. The FDA enforces the QSR and laser performance standard through periodic unannounced inspections. We have been, and anticipate in the future being, subject to such inspections. If we violate the

QSR or fail to take satisfactory corrective action in response to an adverse QSR inspection, or if we fail to satisfy the applicable laser performance standard or the requirements for electronic products, the FDA could bring enforcement actions against us, including:

•	a public warning letter;

•	a shutdown of or restrictions on our manufacturing operations;

•	delays in approving or clearing a product;

•	refusal to permit the import or export of our products, and

•	a recall or seizure of our products, fines, injunctions, civil or criminal penalties, or other sanctions, such as those described in the preceding paragraphs, any of which could cause our business and operating results to suffer.

If we fail to comply with state laws and regulations, or if state laws or regulations change, our business, financial condition and results of operation could be materially and adversely affected.

In addition to FDA regulations, most of our products are also subject to state regulations relating to their sale and use. These regulations are complex and vary from state to state, which complicates monitoring compliance. In addition, these regulations are in many instances in flux. For example, federal regulations allow our prescription products to be sold to or on the order of practitioners licensed by law to use or order the use of a prescription device for use in the course of his or her professional practice. Many states permit non-physicians, such as physician assistants, registered nurses or licensed practical nurses to operate our products, mostly under physician-supervision, while other states do not. Additionally, a state could change its regulations at any time to prohibit the use of our devices by non-physicians. We believe that, to date, we have sold our prescription products only to licensed practitioners. However, our failure to comply with state laws or regulations and changes in state laws or regulations may adversely affect our business.

We or our distributors may be unable to obtain or maintain international regulatory qualifications or approvals for our current or future products and indications, which could materially and adversely affect our business, financial condition and results of operation.

A substantial portion of our product sales are made outside of the United States. Sales of our products outside the United States are subject to regulatory requirements that vary widely from country to country. In many countries, our third party distributors are responsible for obtaining and maintaining regulatory approvals for our products. We do not control our third party distributors, and they may not be successful in obtaining or maintaining these regulatory approvals. In addition, the FDA regulates exports of medical devices from the United States.

Complying with international regulatory requirements can be an expensive and time-consuming process, and product approvals and clearances and regulatory compliance are not certain. The time required to obtain clearances or approvals may be longer than that required for FDA clearance or approval, and requirements for such clearances or approvals may differ significantly from FDA requirements. Regulatory authorities outside the United States may not clear or approve our products for the same indications cleared or approved by the FDA. The foreign regulatory approval process may include all of the risks associated with obtaining FDA clearance or approval in addition to other risks. Although we or our distributors have obtained regulatory approvals in the European Union and other countries outside the United States for many of our products, we or our distributors may be unable to maintain regulatory qualifications, clearances or approvals in these countries or obtain qualifications, clearances or approvals in other countries. For example, we are in the process of seeking regulatory approvals from the Japanese Ministry of Health, Labour and Welfare for the direct sale of our products into that country. If we are not successful in doing so, our business will be harmed. We may also incur significant costs in attempting to obtain and maintain regulatory clearances, approvals or qualifications outside the United States.

If we experience delays in receiving necessary qualifications, clearances or approvals to market our products outside the United States, or if we fail to receive those qualifications, clearances or approvals, or if we fail to comply with other regulatory requirements, we and our distributors may be unable to market our products in international markets effectively, or at all. Additionally, the imposition of new requirements may significantly affect our business and our products. We may not be able to adjust to such new requirements.

New regulations may limit our ability to sell to non-physicians, which could materially and adversely affect our business, financial condition and results of operation.

While we sell a significant majority of our products to physicians, we also sell our products to aestheticians outside of the United States. In addition, we plan to market our products, with certain design modifications, to the growing aesthetic spa market outside the United States, where non-physicians under physician supervision perform aesthetic procedures at dedicated facilities. However, federal, state, local and international laws or regulations could change at any time, disallowing sales of our products to aestheticians or aesthetic spas, and limiting the ability of aestheticians and other non-physicians to operate our products. Any limitations on our ability to sell our products to other non-physicians or on the ability of aestheticians and other non-physicians to operate our products could cause our business, financial condition and results of operation to suffer.

Risks Related to Our Operations in Israel

Political, economic and military instability in Israel may impede our ability to operate and harm our financial results.

Our corporate headquarters and research and development facilities are located in Israel. In addition, all of our subcontractors are located in Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations. Since October 2000, terrorist violence in Israel has increased significantly. In mid-2006, a war took place between Israel and Hezbollah in Lebanon, resulting in thousands of rockets being fired from Lebanon up to 50 miles into Israel. The establishment in 2006 of a government in the Palestinian Authority by representatives of the Hamas militant group has created additional unrest and uncertainty in the region. In June 2007, there was an escalation in violence in the Gaza Strip resulting in Hamas effectively controlling the Gaza Strip. Ongoing and revived hostilities or other Israeli political or economic factors could harm our operations and product development and cause our sales to decrease. Furthermore, several countries, principally those in the Middle East still restrict business with Israel and Israeli companies. These restrictive laws and policies may seriously limit our ability to sell our products in these countries. In addition, our business insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East.

Our operations may be disrupted by the obligations of our personnel to perform military service.

As of November 30, 2007, we had 78 employees based in Israel. Most of our male employees in Israel, including members of senior management, are obligated to perform several weeks of military reserve duty annually until they reach middle age and, in the event of a military conflict, could be called to active duty. In response to increased tension and hostilities, there have been since October 2000 occasional call-ups of military reservists, including in connection with the mid-2006 war in Lebanon, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of military service of one or more of our key employees. A disruption could materially adversely affect our business.

You may have difficulties enforcing a U.S. judgment against us, our executive officers and directors and some of the experts named in this prospectus or asserting U.S. securities laws claims in Israel.

A significant portion of our assets and the assets of some of our directors, executive officers and experts named in this prospectus are located outside the United States. Service of process upon our non-U.S. resident directors or executive officers or the Israeli experts named herein and enforcement of judgments obtained in the United States against us, our non-U.S. resident directors and executive officers, or the Israeli experts named herein, may be difficult to obtain within the United States. We have been informed by our legal counsel in Israel, Naschitz, Brandes & Co., that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the substance of the applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. Furthermore, there is little binding case law in Israel addressing these matters.

Israeli courts might not enforce judgments rendered outside Israel which may make it difficult to collect on judgments rendered in the United States, including judgments based on the civil liability provisions of the U.S. federal securities laws, against us or against our non-U.S. resident directors or executive officers or the Israeli experts named herein. Subject to certain time limitations, an Israeli court may declare a foreign civil judgment enforceable only if it finds that:

•	the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;

•	the judgment may no longer be appealed;

•	the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and

•	the judgment is executory in the state in which it was given.

Even if these conditions are satisfied, an Israeli court will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel. An Israeli court also will not declare a foreign judgment enforceable if:

•	the judgment was obtained by fraud;

•	there is a finding of lack of due process;

•	the judgment was rendered by a court not competent to render it according to the laws of private international law in Israel;

•	the judgment is at variance with another judgment that was given in the same matter between the same parties and that is still valid; or

•	at the time the action was brought in the foreign court, a suit in the same matter and between the same parties was pending before a court or tribunal in Israel.

The tax benefits available to us under Israeli law require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs and taxes.

We have generated income and are able to take advantage of tax exemptions and reductions resulting from the “privileged enterprise” status of our facilities in Israel. To remain eligible for these tax benefits, we must continue to meet certain conditions stipulated in the Israeli Law for the Encouragement of Capital Investments, 1959 and its regulations and the criteria set forth in certain pre-rulings we received from the Israeli Income Tax Authority. If we fail to meet these conditions in the future, the tax benefits would be canceled and we could be required to refund any tax benefits we might already have received. These tax benefits may not be continued in the future at their current levels or at any level. In recent years, the Israeli government has reduced the benefits available and has indicated that it may further reduce or eliminate some of these benefits in the future. The termination or reduction of these tax benefits may increase our income taxes in the future. Additionally, if we increase our activities outside of Israel, for example, by future acquisitions, our increased activities generally will not be eligible for inclusion in Israeli tax benefit programs. See “Taxation — Taxation in Israel — Law for the Encouragement of Capital Investments, 1959” for more information about these programs.

The government grants we have received for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to refund grants previously received together with interest and penalties, and may be subject to criminal charges.

From our inception through September 30, 2007, we received grants, net of royalties paid or accrued, totaling approximately $511,000 from the government of Israel through the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor for the financing of a portion of our research and development expenditures for certain of our products, pursuant to the provisions of The Encouragement of Industrial Research and Development Law, 1984, referred to as the Research and Development Law. The terms of the Chief Scientist grants limit us from manufacturing products or transferring technologies developed using these grants outside of Israel without special approvals. We have no current plan to manufacture products or transfer technologies developed using these grants outside of Israel. Even if we receive approval to manufacture our products outside of Israel, we may be required to pay an increased total amount of royalties, which may be up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel. This restriction may impair our ability to outsource manufacturing or engage in similar arrangements for those products or technologies. In addition, if we fail to comply with any of the conditions or restrictions imposed by the Research and Development Law or by the specific terms under which we received the grants, we may be required to refund any grants previously received together with interest and penalties, and may be subject to criminal charges. In addition, in recent years, the government of Israel has accelerated the rate of repayment of Chief Scientist grants and may further accelerate them in the future. We have not applied for any new grants since fiscal 2004 and currently have no plans to apply for such grants.

Provisions of our articles of association and Israeli law may delay, prevent or make difficult an acquisition of our company, which could prevent a change of control and, therefore, depress the price of our shares.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law may delay, prevent or make difficult an acquisition of our company, which could prevent a change of control and therefore may limit the price that investors may be willing to pay in the future for our ordinary shares. In addition, our articles of association contain provisions that may make it more difficult to acquire our company, such as classified board provisions. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders. See “Taxation — Taxation in Israel” for additional discussion about some anti-takeover effects of Israeli law.

Risks Related to this Offering

Our ordinary shares have not been publicly traded, and we expect that the price of our ordinary shares will fluctuate substantially.

Prior to this offering, there has been no public market for our ordinary shares. An active public trading market may not develop following completion of this offering or, if developed, may not be sustained. The price of our ordinary shares sold in this offering will be determined by negotiation between the underwriters and us. This price will not necessarily reflect the market price of our ordinary shares following this offering.

The market price of our ordinary shares following this offering will be affected by a number of factors, including:

•	our ability to obtain new customers and generate expanded business from our existing customers;

•	variations in our quarterly or annual operating results;

•	changes in financial estimates, treatment of our tax assets or liabilities;

•	the public’s response to our press releases, our other public announcements and our filings with the Securities and Exchange Commission;

•	changes in accounting standards, policies, guidance or interpretations or principles;

•	sales of our ordinary shares by our directors, officers and significant shareholders;

•	announcements of technological innovations or enhanced or new products by us or our competitors;

•	our failure to achieve operating results consistent with securities analysts’ projections;

•	the operating and share price performance of other companies that investors may deem comparable to us;

•	broad market and industry factors, such as fluctuations in consumer demand for a particular aesthetic treatment; and

•	other events or factors beyond our control, including those resulting from war, incidents of terrorism or responses to such events.

In the past, following periods of market volatility, shareholders have often instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of management from our business.

Our principal shareholders, directors and executive officers and entities affiliated with them will continue to have substantial control over us after this offering and could limit your ability to influence the outcome of key transactions, including a change of control.

Our principal shareholders, directors and executive officers and entities affiliated with them will beneficially own approximately     % of the outstanding ordinary shares after this offering. As a result, these shareholders will significantly influence or control matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other extraordinary transactions. The interests of these shareholders may differ from yours and these shareholders may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our shareholders of an opportunity to receive a premium for their ordinary shares as part of a sale of our company and might ultimately affect the market price of our ordinary shares.

If securities or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding our ordinary shares or their outlook on our industry as a whole adversely, our share price and trading volume could decline.

The trading market for our ordinary shares will be influenced by the research reports and opinions that securities or industry analysts publish about our business and our industry as a whole. We do not currently have and may never obtain research coverage by these analysts. Investors have numerous investment opportunities and may limit their investments to publicly traded companies that receive thorough research coverage. If no analysts commence coverage of us or if one or more analysts cease to cover us or fail to publish reports in a regular manner, we could lose visibility in the financial markets, which could cause a significant and prolonged decline in our share price due to lack of investor awareness.

In the event that we do not obtain analyst coverage, or if one or more of the analysts downgrade our shares or comment negatively about our prospects or the prospects of other companies operating in our industry or the overall outlook of our industry as a whole, our share price could decline significantly. There is no guarantee that the equity research organizations affiliated with the underwriters of this offering will elect to initiate or sustain research coverage of us, nor whether such research, if initiated, will be positive towards our share price or our business prospects.

Future sales of our ordinary shares in the public market, or the perception that such sales may occur, may depress our share price and make it difficult for you to recover the full value of your investment in our shares.

If our existing shareholders sell substantial amounts of our ordinary shares in the public market following this offering, or if there is a perception that these sales may occur, the market price of our ordinary shares could decline. Upon closing of this offering, we will have           ordinary shares outstanding. Of these shares,           will be freely tradable, without restriction, in the public market. We have obtained lock-up agreements from our current shareholders representing over     % of our outstanding ordinary shares, prohibiting, with limited exceptions, those shareholders from selling their ordinary shares for a period of 180 days from the date of this prospectus, subject to certain extensions described under the section entitled “Shares Eligible for Future Sale,” unless waived prior to the expiration of the applicable period.

Holders of substantially all of such ordinary shares have the right to require us to register such shares for sale under the Securities Act in certain circumstances and also have the right to include those shares in any registration initiated by us. If we are required to include our ordinary shares of these shareholders pursuant to these registration rights in a registration initiated by us, sales made by such shareholders may adversely affect the price of our ordinary shares and our ability to raise needed capital. In addition, if these shareholders exercise their demand registration rights and cause a large number of ordinary shares to be registered and sold in the public market or demand that we register their shares on a shelf registration statement, such sales or shelf registration may have an adverse effect on the market price of our ordinary shares.

Following this offering, we also intend to file one or more registration statements with the SEC covering, as of          , 2008,          ordinary shares available for future issuance under our 2007 Stock Option and Grant Plan and           ordinary shares issuable upon the exercise of our outstanding options. Upon effectiveness of such registration statements, any shares subsequently issued under such plans will be eligible for sale in the public market, except to the extent that they are restricted by the lock-up agreements referred to above and subject to compliance with Rule 144 in the case of our affiliates. Sales of a large number of our ordinary shares issued under these plans in the public market may have an adverse effect on the market price of our ordinary shares. For more information regarding the sale of shares subsequently issued under such plans and the permissible sale of our ordinary shares by existing shareholders after the closing of this offering, see the section entitled “Shares Eligible for Future Sale.”

You will incur immediate and substantial dilution as a result of this offering.

The initial public offering price is substantially higher than the book value per ordinary share. As a result, purchasers in this offering will experience immediate and substantial dilution of $      per share in the tangible book value of our ordinary shares from the assumed initial public offering price of $      per share (the midpoint of the estimated range set forth on the cover page of this prospectus). In addition, to the extent that currently outstanding options to purchase ordinary shares are exercised, there will be further dilution. For more information, see the section entitled “Dilution.”

We have broad discretion in the use of the net proceeds we receive from this offering and may not use them effectively.

Except as described in the section entitled “Use of Proceeds,” we cannot specify with certainty the particular uses of the net proceeds we will receive from this offering. Our management will have broad discretion in the application of the net proceeds. Accordingly, you will have to rely upon the judgment of our management with respect to the use of the net proceeds, with only limited information concerning management’s specific intentions. Our management may spend a portion or all of the net proceeds we receive from this offering in ways that our shareholders may not desire or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds we receive from this offering in a manner that does not produce income or that loses value.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the NASDAQ rules promulgated in response to the Sarbanes-Oxley Act regulate corporate governance practices of public companies. We expect that compliance with these public company requirements will increase our costs and make some activities more time consuming. For example, we will create new board committees and adopt new internal controls and disclosure controls and procedures. In addition, we will incur additional expenses associated with our SEC reporting requirements. A number of those requirements will require us to carry out activities we have not done previously. For example, under Section 404 of the Sarbanes-Oxley Act, for our Annual Report on Form 10-K for fiscal year ending December 31, 2009, we will need to document and test our internal control procedures, our management will need to assess and report on our internal control over financial reporting and our registered public accounting firm will need to issue an opinion on the effectiveness of those controls. Furthermore, if we identify any issues in complying with those requirements (for example, if we or our registered public accounting firm identify a material weakness or significant deficiency in our internal control over financial reporting), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect us, our reputation or the market price of our ordinary shares. We also expect that it will be difficult and expensive to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. Advocacy efforts by shareholders and third parties may also prompt even more changes in governance and reporting requirements. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We do not intend to pay cash dividends.

We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, the terms of our existing debt facility prohibit us from paying any dividends. The distribution of dividends may also be limited by Israeli law, which permits the distribution of dividends only out of profits, and may be subject to Israeli withholding taxes. See “Description of Our Share Capital — Dividends” and “Taxation — Taxation in Israel” respectively. We have also decided to reinvest the amount of tax-exempt income derived from our “Privileged Enterprise” status and not to distribute that income as dividends. As a result, capital appreciation, if any, of our ordinary shares will be your sole source of potential gain for the foreseeable future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Forward-looking statements relate to future events or our future financial performance. We generally identify forward-looking statements by terminology such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. These statements are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, results of operations and financial condition. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in “Risk Factors” and elsewhere in this prospectus. Accordingly, you should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

This prospectus also contains market data related to our business and industry. This market data includes projections that are based on a number of assumptions. If these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. As a result, our markets may not grow at the rates projected by these data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business, results of operations and financial condition and the market price of our ordinary shares.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of          ordinary shares that we are offering will be approximately $      million, based on an assumed initial public offering price of $      , which is the midpoint of the estimated range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of ordinary shares offered by the selling shareholders.

We intend to use the net proceeds we receive from this offering for the following purposes:

•	$ million will be used to repay amounts owed under our $15.0 million credit facility with Bank Hapoalim B.M., which has a stated interest rate equal to LIBOR plus 3.25% per annum and which matures on March 23, 2009;

•	$ million will be used to repay amounts owed under our $7.0 million revolving credit facility with Bank Hapoalim B.M., which has a stated interest rate equal to LIBOR plus 3.25% per annum and which matures on March 23, 2010;

•	$ million will be used to repay amounts owed under our $14.7 million subordinated note issued to TA Subordinated Debt Fund, L.P., which has a stated interest rate equal to 10.5% per annum and which matures on March 23, 2011;

•	$ million will be used to repay amounts owed under our $0.3 million subordinated note issued to TA Associates II, L.P., which has a stated interest rate equal to 10.5% per annum and which matures on March 23, 2011; and

•	for general corporate purposes, including for strategic acquisitions or investments.

A $1.00 increase or decrease in the assumed initial public offering price of $      per share would increase or decrease the net proceeds to us from this offering by approximately $      million, assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Depending on market conditions at the time of pricing this offering and other considerations, we may sell a greater or lesser number of ordinary shares than the number set forth on the cover page of this prospectus. An increase or decrease of 1,000,000 shares in the number of ordinary shares offered by us would increase or decrease the expected net proceeds to us from this offering by approximately $      million, assuming the initial public offering price per share remains the same.

As of the date of this prospectus, we cannot estimate the amount of net proceeds which will be used for any of the general corporate purposes described above. The amounts and timing of our actual expenditures will depend on numerous factors, including the status of our product development efforts, our sales and marketing activities, competition and the amount of cash generated or used by our operations. Accordingly, our management will have broad discretion in applying the net proceeds from this offering. We currently have no agreements or commitments with respect to any acquisitions or investments and we do not currently have any acquisitions or investments planned. Pending specific application of our net proceeds, we plan to invest our net proceeds in U.S. government securities and other short-term, investment-grade, marketable securities.

We believe that the net proceeds to us from this offering, together with interest thereon, our existing cash, cash equivalents and short-term investments, will be sufficient to fund our operations for the foreseeable future.

DIVIDEND POLICY

In the fiscal year ended December 31, 2006, we distributed cash dividends of $8.0 million to our shareholders. However, we currently are prohibited from paying dividends under our existing bank credit agreement. The payment of future dividends will depend on our earnings, cash needs, terms of debt agreements, and other factors that our board of directors deems relevant from time to time.

The distribution of dividends may also be limited by Israeli law, which permits the distribution of dividends only out of profits, and may be subject to Israeli withholding taxes. See “Description of Our Share Capital — Dividends” and “Taxation — Taxation in Israel” respectively. We have also decided to reinvest the amount of tax-exempt income derived from our “Privileged Enterprise” status and not to distribute that income as dividends.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2007:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the conversion of all of our outstanding preferred shares into 377,172,000 ordinary shares upon the closing of this offering, the sale by us of ordinary shares in this offering at an assumed initial public offering price of $ per share (the midpoint of the estimated range set forth on the cover page of this prospectus) after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds therefrom as described in the section entitled “Use of Proceeds.”

You should read the following table in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and the related notes included in this prospectus.

	As of September 30, 2007
	Actual	As Adjusted
	(In thousands, except share and per share data)

Total debt	$21,225
Preferred A-1 shares, par value NIS 0.01 per ordinary share, 377,172,000 shares authorized, issued and outstanding, actual	62,000
Shareholders’ equity (deficit):
Ordinary shares, par value NIS 0.01 per ordinary share, 1,022,828,000 shares authorized, and 154,062,000 shares issued and outstanding, actual; 1,022,828,000 shares authorized and shares issued and outstanding, as adjusted	330
Additional paid-in capital(1)	44,286
Retained earnings (deficit)	(95,402)

Total shareholders’ equity (deficit)(1)	(50,786)

Total capitalization(1)	$32,439

(1)	A $1.00 increase or decrease in the assumed initial public offering price of $ per share would increase or decrease each of pro forma as adjusted additional paid-in capital, total shareholders’ equity and total capitalization by $ million, assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Depending on market conditions at the time of pricing this offering and other considerations, we may sell a greater or lesser number of ordinary shares than the number set forth on the cover page of this prospectus. An increase or decrease of 1,000,000 shares in the number of ordinary shares offered by us would increase or decrease pro forma as adjusted additional paid-in capital, total shareholders’ equity and total capitalization by approximately $ million, assuming the initial public offering price per ordinary share remains the same.

DILUTION

If you invest in our ordinary shares, your interest will be diluted immediately to the extent of the difference between the public offering price per share and the pro forma net tangible book value per share after this offering. As of September 30, 2007, we had a historical net tangible book value of $      million, or approximately $      per share. Historical net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of ordinary shares outstanding. Our pro forma net tangible book value as of September 30, 2007 was $      million, or $      per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of ordinary shares outstanding as of September 30, 2007, after giving effect to the conversion of our outstanding preferred shares into 377,172,000 ordinary shares, which will occur immediately upon the closing of this offering.

After giving effect to the sale by us of           ordinary shares in this offering at an assumed initial public offering price of $      per share, which is the midpoint of the estimated range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted pro forma net tangible book value as of September 30, 2007 would have been a deficit of approximately          or approximately $      per share. This amount represents an immediate increase in pro forma net tangible book value of $      per share to our existing shareholders and an immediate dilution in pro forma net tangible book value of approximately $      per share to new investors purchasing ordinary shares in this offering at the assumed initial public offering price. We determine dilution by subtracting the adjusted pro forma net tangible book value per share after this offering from the amount of cash that a new investor paid for an ordinary share. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of September 30, 2007	$
Decrease per share attributable to conversion of preferred shares
Pro forma net tangible book value per share at September 30, 2007
Increase per share attributable to new investors
Pro forma as adjusted net tangible book value per share after this offering

Dilution of net tangible book value per share to new investors in this offering		$

Each $1.00 increase or decrease in the initial public offering price per share would increase or decrease the pro forma net tangible book value by $      per share (assuming no exercise of the underwriters’ option to purchase additional shares) and the dilution to investors in this offering by $      per share, assuming that the number of ordinary shares offered in this offering as set forth on the front cover of this prospectus remains the same. Depending on market conditions at the time of pricing this offering and other considerations, we may sell a greater or lesser number of ordinary shares than the number set forth on the cover page of this prospectus. An increase or decrease of 1,000,000 ordinary shares offered by us would change our pro forma as adjusted net tangible book value by $      million or $      per share if the number of ordinary shares included in this offering is increased or $(     ) per share if the number of ordinary shares included in this offering is decreased, and the dilution of net tangible book value per share to investors in this offering changes by $(     ) per share if the number of ordinary shares included in this offering is increased or by $      per share if the number of ordinary shares included in this offering is decreased, assuming the initial public offering price per share remains the same.

If the underwriters exercise in full their option to purchase additional ordinary shares in this offering, the pro forma net tangible book value per share after the offering would be a deficit of $      per share, the increase in pro forma net tangible book value per share to existing shareholders would be $      per share and the dilution to new investors purchasing shares in this offering would be $      per share.

The following table summarizes, as of September 30, 2007, the differences between the number of ordinary shares purchased from us, the total consideration paid to us and the average price per share that existing shareholders and new investors paid. The calculation below is based on an assumed initial public offering price of $      per share, which is the midpoint of the estimated range set forth on the cover page of this prospectus, and before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

Average
	Shares Purchased from Us			Total Consideration to Us			Price
	Number	Percentage		Amount	Percentage		per Share

Existing shareholders			%	$		%	$
New investors							$

Total		100.0%		$	100.0%

Unless otherwise indicated, the discussion and tables above exclude as of September 30, 2007:

•	106,927,377 ordinary shares issuable upon the exercise of outstanding options granted as of September 30, 2007 at a weighted average exercise price of $0.08 per share;

•	66,620,996 ordinary shares issuable upon the exercise of outstanding warrants as of September 30, 2007 at a weighted average exercise price per share of $0.19; and

•	142,915,998 additional ordinary shares reserved as of September 30, 2007 for future issuance under our stock option plans.

If all such options had been exercised as of September 30, 2007, adjusted pro forma net tangible deficit per ordinary share would be and dilution to new investors would be $      per share.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables set forth our historical consolidated financial information and other data for the periods presented. The consolidated financial information presented as of and for the nine months ended September 30, 2007 was derived from our consolidated financial statements, which have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, and are included in this prospectus. The consolidated financial information presented as of December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006 was derived from our consolidated financial statements, which have been audited by Brightman Almagor & Co. (a member firm of Deloitte Touche Tohmatsu), an independent registered public accounting firm, and are included in this prospectus. The consolidated financial information presented as of December 31, 2002, 2003 and 2004 and for the years ended December 31, 2002 and 2003 was derived from our consolidated financial statements, which have been audited by Brightman Almagor & Co. (a member of Deloitte Touche Tohmatsu), an independent registered public accounting firm, and are not included in this prospectus. The consolidated financial information presented for the nine months ended September 30, 2006, was derived from our unaudited consolidated financial statements, which are included in this prospectus. The historical results presented below are not necessarily indicative of future results. The following selected financial data should be read in conjunction with, and is qualified by reference to, our financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

						Nine Months Ended
	Year Ended December 31,					September 30,
	2002	2003	2004	2005	2006	2006	2007
	(In thousands, except per share data)

Consolidated Statements of Operations Data:

Revenue	$2,206	$3,676	$12,450	$29,719	$62,268	$42,782	$62,037
Cost of revenue	1,434	2,676	6,549	13,526	25,805	16,916	20,191

Gross profit	772	1,000	5,901	16,193	36,463	25,866	41,846
Operating expenses:
Research and development	278	400	493	2,786	5,441	4,419	3,059
Selling and marketing	86	97	88	2,650	10,734	6,974	12,351
General and administrative	161	198	598	6,273	14,684	11,920	7,578
Royalty license settlement	—	—	—	—	4,231	—	—
Recapitalization expenses	—	—	—	—	3,695	3,320	—

Total operating expenses	525	695	1,179	11,709	38,785	26,633	22,988

Operating income (loss)	247	305	4,722	4,484	(2,322)	(767)	18,858
Other income (expense), net	74	(16)	(57)	(374)	(3,223)	(2,265)	(2,203)

Income (loss) before taxes on income	321	289	4,665	4,110	(5,545)	(3,032)	16,655
Income tax provision (benefit):	—	33	534	(829)	474	858	1,350

Income (loss) after taxes on income	321	256	4,131	4,939	(6,019)	(3,890)	15,305
Company’s share in earnings of an equity method investee	—	—	116	495	—	—	—

Net income (loss)	$321	$256	$4,247	$5,434	$(6,019)	$(3,890)	$15,305

Income (loss) per ordinary share:
Basic	$0.00	$0.00	$0.01	$0.02	$(0.03)	$(0.02)	$0.10

Diluted	$0.00	$0.00	$0.01	$0.01	$(0.03)	$(0.02)	$0.03

						Nine Months Ended
	Year Ended December 31,					September 30,
	2002	2003	2004	2005	2006	2006	2007
	(In thousands, except per share data)

Weighted average ordinary shares outstanding:
Basic	312,020	323,952	313,935	338,837	207,930	226,287	153,980

Diluted	624,020	620,652	610,635	649,806	207,930	226,287	599,526

Pro forma income (loss) per ordinary share(1):
Basic					$(0.01)		$0.03

Diluted					$(0.01)		$0.03

Pro forma as adjusted income (loss) per ordinary share(2):
Basic
Diluted
Pro forma weighted average ordinary shares outstanding(1):
Basic					585,102		531,152

Diluted					585,102		599,526

Pro forma as adjusted weighted average ordinary shares outstanding(2):
Basic
Diluted

						As of
	As of December 31,					September 30,
	2002	2003	2004	2005	2006	2007
	(In thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$308	$291	$3,376	$13,009	$15,936	$12,225
Total current assets	900	1,695	7,846	24,507	38,499	38,817
Total assets	949	1,828	8,335	39,907	57,850	57,439
Total current liabilities	366	892	3,375	7,384	39,955	25,936
Total debt	—	—	—	—	25,953	21,225
Total liabilities	396	1,019	3,539	9,603	63,613	46,225
Redeemable convertible preferred shares	—	—	—	—	62,000	62,000
Total shareholders’ equity (deficit)	553	809	4,796	30,304	(67,763)	(50,786)

(1)	The pro forma data reflects the conversion of all outstanding preferred shares into 377,172,000 ordinary shares immediately upon the closing of this offering.

(2)	The pro forma as adjusted data reflects (a) the conversion of all outstanding preferred shares into ordinary shares immediately upon the closing of this offering and (b) our receipt of estimated net proceeds of $ million from our sale of ordinary shares that we are offering at an assumed initial public offering price of $ per ordinary share, which is the midpoint of the estimated range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the estimated net proceeds therefrom as described in “Use of Proceeds.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with our selected consolidated financial data, our consolidated financial statements and the accompanying notes to those consolidated financial statements included in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under the section entitled “Risk Factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements. We prepare our consolidated financial statements in accordance with U.S. GAAP, and our reporting currency is the U.S. dollar. We generate revenue and incur expenses principally in U.S. dollars, euros and NIS.

Overview

We are a global medical technology company that designs, develops and markets non-invasive, energy-based aesthetic treatment systems. We were founded in 1999 in Caesarea, Israel and commercialized our first aesthetic treatment system in 2002. In 2005, we merged with Orion Lasers, Inc., which had previously been distributing our products in the United States under the Orion Lasers name. This merger allowed us to increase our presence in the United States and shift our focus to a direct sales model in the United States. Over the last two years we have expanded our U.S. sales force and marketing organization from approximately seven employees as of September 30, 2005 to approximately 34 employees as of November 30, 2007, and expanded our distribution network to 63 countries outside the United States. In 2007, we augmented our senior management team at our U.S. headquarters in order to expand our business, financial and clinical expertise.

Since 2002, we have introduced eight aesthetic treatment systems and 19 handpieces that can be used to treat a broad range of skin types and indications using multiple energy sources. Our four main aesthetic treatment products are:

•	Harmony. The Harmony system is a multi-application platform for energy-based aesthetic treatments that we introduced in the U.S. market in the second quarter of 2004. Our next generation HarmonyXL system was launched outside the United States in the second quarter of 2007 and we plan to introduce this product in the United States in the first quarter of 2008, pending FDA clearance. We also produce an international version of the Harmony, called the Aria, that we specifically sell to the aesthetic spa market.

•	SopranoXL. The SopranoXL system is our third generation diode laser system that we introduced in the first quarter of 2007 that allows for virtually pain-free hair removal. The SopranoXL system was preceded by the Sonata which was launched in the first quarter of 2004 and the Soprano which was launched in the first quarter of 2006.

•	AccentXL. The AccentXL system is our second generation radiofrequency-based aesthetic treatment system that we introduced in the U.S. market in the second quarter of 2007 for treating wrinkles and cellulite, body sculpting and smoothing and tightening skin. The AccentXL system was preceded by the Accent, which we introduced exclusively to markets outside the United States in the fourth quarter of 2005.

•	Pixel. The Pixel CO2 system is a fractional laser system introduced outside the U.S. market in the third quarter of 2007 that utilizes a CO2 laser for skin resurfacing and scar removal. We also offer a Pixel handpiece retro-fitted for use with third party CO2 laser systems that we introduced in the third quarter of 2007. Additionally, we offer a Pixel handpiece for our Harmony system that we introduced in the second quarter of 2006.

In the United States, where we have a direct sales force, our products have a higher average selling price, which results in higher gross profit margins. However, our selling and marketing expenses in the United States are also higher due to the cost of paying commissions to our direct sales force and the cost of our U.S. marketing efforts. Outside the United States, the average selling price of our products is lower, but most selling and marketing expenses are borne directly by our third party distributors. Due to the significant shift in the percentage of revenue from sales in the United States from 28% in the year ended December 31, 2004 to 47% in the nine months ended September 30, 2007 (as shown in the table in “— Key Financial Metrics — Revenue”), our gross profit margins and operating expenses have significantly increased over that period. While we expect future U.S. sales to increase, we do not expect the rate of U.S. sales growth to be as significant as it has been since 2002. As a result, we anticipate that the percentage of revenue derived from the United States will remain relatively consistent compared to the percentage of revenue derived outside the United States, and that our gross profit margins will remain relatively constant.

In 2006, we completed a $90.0 million recapitalization whereby TA Associates, a leading private equity firm, through its wholly-owned subsidiary Aesthetic Acquisition B.V., purchased a majority interest in our company through a combination of equity and debt securities. In 2007, we and Aesthetic Acquisition B.V. made additional earn-out payments of approximately $10.7 million and $7.6 million, respectively, in principal and interest to our shareholders and option holders. In connection with this recapitalization, we incurred $3.7 million in transaction expenses and we recognized a stock-based compensation charge of $6.7 million for compensation expenses associated with the acceleration of outstanding stock options concurrent with the recapitalization. This stock-based compensation charge significantly impacted our operating expenses, primarily our research and development and general and administrative expenses.

We have a limited operating history. Although we were profitable for the nine months ended September 30, 2007 and the fiscal years ended December 31, 2004 and 2005, we incurred an operating loss of approximately $2.3 million and a net loss of approximately $6.0 million in the year ended December 31, 2006, largely due to expenses related to our recapitalization. In order for us to achieve and maintain consistent profitability from our operations, we must continue to achieve product revenue at or above current levels. We may increase our operating expenses as we attempt to expand our product offerings and acquire other businesses and products.

Functional Currency and Exchange Rate Fluctuations

Our functional currency is the U.S. dollar. We generate our revenue in U.S. dollars and, to a lesser extent, the euro and New Israeli Shekels, or NIS, and we incur a significant portion of our expenses in NIS, (principally salaries and related expenses of our staff in Israel). A fluctuation in the value of the euro compared to the U.S. dollar may have a material impact on our revenue. A fluctuation in the value of the NIS compared to the U.S. dollar may have a material impact on our expenses. Revenue denominated in euros was 19% and in NIS was 2% of our total revenue for the year ended December 31, 2006. Expenses denominated in NIS were 23% of our total expenses for the year ended December 31, 2006.

Key Financial Metrics

Revenue

We generate substantially all of our revenue from the sale of our Harmony, Soprano and Accent products, parts and accessories. Product revenue is recognized when title and risk of ownership have been transferred, provided that persuasive evidence of an arrangement exists, the price is fixed and determinable, remaining obligations are insignificant and collectibility is reasonably assured. Transfer of title and risk of ownership occur when the product is received by the customer or shipped to the distributor. Revenue is recorded net of customer and distributor discounts.

To a lesser extent, we also generate revenue from services, including revenue from product warranties and extended service contracts. For the year ended December 31, 2006, we generated only 0.3% of our revenue from services. We expect service revenue to increase over time as our installed customer base grows. Revenue from the sale of extended service contracts for products beyond their initial warranty term is recognized on a straight-line basis over the period of the applicable extended service contract. We also earn service revenue from customers outside of their warranty term or extended service contracts. Such service revenue is recognized as the services are provided.

A significant amount of our product sales are generated outside the United States. We sell our products directly in the United States and use third party distributors to sell our products in countries where we do not have a direct presence. We currently have distributors in 63 countries and plan to expand our international operations. The following table provides revenue data by geographical region for the years ended December 31, 2004, 2005 and 2006 and for the nine months ended September 30, 2006 and 2007. For information regarding the geographic distribution of our assets, please see note 18 to our consolidated financial statements.

	Percentage of Revenue
	Year Ended			Nine Months Ended
	December 31,			September 30,
Region	2004	2005	2006	2006	2007

United States	28%	39%	35%	31%	47%
Europe	31	26	22	24	16
Asia Pacific	17	19	21	22	16
Other	24	16	22	23	21

Total	100%	100%	100%	100%	100%

In 2006, we sold our Accent devices to customers in connection with an Institutional Review Board, or IRB, study with the goal of obtaining FDA clearance in the U.S. market. As a result, revenue related to these sales was deferred in the 2006 financial statements. In the second quarter of 2007, we obtained FDA clearance for our Accent device, resulting in the recognition of previously deferred revenue. Excluding the impact of this deferral, the percentage of revenue from sales made in the United States would have been 39% in the fiscal year ended December 31, 2006 and 43% in the nine months ended September 30, 2007.

Our industry experiences seasonality, primarily during the summer, when treatment volume is lower and our physician customers are more reluctant to make significant capital expenditures. We also have experienced seasonal sales increases in the fourth quarter, resulting from tax incentives available to our physician customers for capital equipment purchases prior to year end. For example, approximately 31.3% of our revenue for the year ended December 31, 2006 was generated during the fourth quarter of that year.

Cost of Revenue and Gross Profit

Our cost of revenue consists primarily of material, labor and manufacturing expenses of our internal and third party manufacturers and includes the cost of components and subassemblies supplied by third party suppliers. Cost of revenue also includes royalties incurred for the licensing of intellectual property rights on products sold, service and warranty expenses, depreciation, as well as salaries and personnel-related expenses, including stock-based compensation, for our operations management team, purchasing and quality control staff.

On March 29, 2007, we entered into a license agreement with Palomar Medical Technologies, Inc. Under the terms of the license agreement, we have been granted a non-exclusive patent license by Palomar and The General Hospital Corporation in Boston, Massachusetts. The terms of the license agreement are comparable to those agreed to by other licensees of these patents, including other energy-based aesthetic device companies. After an initial nine month period at 8.5%, we will pay a 7.5% on-going royalty rate to Palomar on sales of dedicated hair removal products.

We attribute our relatively lower manufacturing costs, as compared to our competitors, to our ability to perform these functions outside of the United States at lower labor costs. All of our products are manufactured in Israel.

Our gross profit will be affected by many factors, including (a) the demand for our products, (b) the average selling price of our products, which in turn depends in part on the mix of products sold, (c) new product introductions, (d) competition and (e) the mix of products sold to physician customers and distributors. We expect cost of revenue as a percentage of revenue to remain relatively consistent for the foreseeable future as a result of the relative stability and predictability associated with our key cost drivers: labor, components and materials. As a result, we expect that gross profit as a percentage of revenue, or gross profit margin, will remain constant so long as the proportion of our revenue remains consistent between U.S. and international markets.

Operating Expenses

Research and Development Expenses.  Our research and development expenses consist of salaries and other personnel-related expenses, including stock-based compensation, for employees primarily engaged in research, development and engineering activities and materials used and other overhead expenses incurred in connection with the design and development of our products. We also expense costs associated with pre-clinical and early clinical development directly related to bringing our products to market. We expense all of our research and development costs as incurred. We have spent a substantial amount of time and money to research, develop and market new products and enhanced versions of our current products, and we plan to continue these efforts in the future. Our entire research and development team is based in Israel, and we believe that we derive a competitive advantage from the lower labor costs associated with conducting our research and development operations in Israel. Our research and development expenses as a percentage of our revenue, historically, have been relatively modest at 4%, 9%, 9% and 5% for the fiscal years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2007, respectively. We intend to continue to invest significantly in our research and development efforts, which we believe are essential to maintaining our competitive position. We expect research and development expenses to increase in absolute dollars for the foreseeable future and we also anticipate that research and development expenses will increase slightly as a percentage of total revenue in the long term.

Selling and Marketing Expenses.  Our selling and marketing expenses consist primarily of salaries, commissions and other personnel-related expenses, including stock-based compensation, for employees engaged in sales, marketing and support of our products, trade shows, promotional and public relations expenses and management and administration expenses in support of selling and marketing. We sell our products directly in the United States and use distributors to sell our products in other countries. In addition, outside the United States we have expanded our distribution relationships and, as of September 30, 2007, we had 32 distributors covering 63 countries. Our selling and marketing expenses in the United States are higher due to the cost of paying commissions to our direct sales force and the cost of our U.S. marketing efforts. We expect absolute dollar increases in sales and marketing expenses for the foreseeable future as we further increase the number of sales professionals and, to a lesser extent, increase our marketing activities with the intent to grow our revenue. In the long term, we expect selling and marketing expenses to remain consistent as a percentage of revenue, to support the continued growth of our business.

General and Administrative Expenses.  Our general and administrative expenses consist primarily of salaries and other personnel-related expenses, including stock-based compensation, for executive, accounting and administrative personnel, professional fees and other general corporate expenses. We expect general and administrative expenses to continue to increase in absolute dollars and as a percentage of total revenue for the foreseeable future as we invest in infrastructure to support our growth, incur increased legal expenses associated with the Lumenis Ltd. and Thermage, Inc. matters described in the section entitled “Business — Legal Proceedings,” and incur additional expenses related to being a publicly traded company, including increased audit and legal fees, costs of compliance with securities and other regulations, implementation costs for Sarbanes-Oxley compliance, investor relations expenses and higher insurance premiums.

Royalty License Settlement.  Royalty license settlement consists of royalty costs during the year ended December 31, 2006 relating to our entry into a license agreement with Palomar Medical Technologies, Inc. in March 2007. Under the terms of the license agreement, we have been granted a non-exclusive patent license by Palomar and The General Hospital Corporation in Boston, Massachusetts. After an initial nine month period at 8.5%, we will pay a 7.5% on-going royalty rate to Palomar on sales of dedicated hair removal products. Royalty costs of $4.2 million paid to Palomar were recorded in operating expenses in the year ended December 31, 2006 and are directly related to revenues of royalty bearing products prior to January 1, 2006. Royalty costs directly related to revenues recorded in the year ended December 31, 2006 and the nine months ended September 30, 2007 are recorded in cost of goods sold consistent with the corresponding recognition of royalty bearing revenues.

Recapitalization Expenses.  Recapitalization expense relates to the $3.7 million in transaction expenses associated with the recapitalization we completed in 2006 whereby TA Associates, through its wholly-owned subsidiary Aesthetic Acquisition B.V., purchased a majority interest in us through a combination of equity and debt securities. The $3.7 million in transaction expenses related primarily to legal expenses and fees paid to underwriters.

Interest Income (Expense), Net.  Interest income (expense), net consists primarily of interest income earned on cash and cash equivalent balances less interest expense. We historically have invested our cash in money market accounts, commercial paper and corporate debt securities. We anticipate that the remaining principal and interest associated with our debt arrangements will be repaid in full from the net proceeds we receive from this offering and that our interest expense will be reduced as a result. We also anticipate increased interest income associated with higher cash balances.

Taxes on Income.  In 2005, our facilities in Israel were granted the status of “Privileged Enterprise,” entitling us to certain benefits under Israeli corporate tax law beginning in the fiscal year ended December 31, 2004. The Privileged Enterprise status only allows corporate tax exemptions on profits generated from operations, as a result of the expansion of our facilities in Caesarea, Israel requiring regular Israeli corporate tax on income generated from other sources. We plan to seek continued Privileged Enterprise status by meeting the necessary conditions stipulated in the Israeli Law for the Encouragement of Capital Investments, 1959, or the Investment Law, and its regulations and the criteria set forth in certain pre-rulings we received from the Israeli Income Tax Authority. We have received pre-rulings from the Israeli Tax Authority regarding our eligibility for benefits under the Investment Law. Pursuant to the rulings, tax benefits will apply to expansions of our existing facilities in Caesarea, Israel, and only these expansions will be considered as Privileged Enterprises. Our effective tax rate will be the result of a weighted average of the tax rate applicable to the Privileged Enterprises and the tax rate applicable to the taxable income that is not attributable to the Privileged Enterprises. Pursuant to the Investment Law, taxable income attributable to the Privileged Enterprises is exempt from tax for the first two years in which we generate undistributed taxable income and is subject to a reduced tax rate of 25% for the remaining five years of the benefits period.

Our U.S. subsidiary is subject to U.S. federal, state and local income taxes and is based on our U.S. pre-tax income or loss. The interim period provision or benefit for our Israeli and U.S. income taxes is based upon our estimated annual effective income tax rate. In determining the estimated annual effective income tax rate, we analyze various factors, including projections of our annual earnings and taxing jurisdictions in which earnings will be generated, the impact of state and local income taxes and our ability to use tax credits and net operating loss carryforwards.

Consolidated Results of Operations

The following table contains selected consolidated statements of operations data as a percentage of revenue for the periods indicated.

	Year Ended December 31,						Nine Months Ended September 30,
	2004		2005		2006		2006		2007
		% of		% of		% of		% of		% of
	Amount	Revenue	Amount	Revenue	Amount	Revenue	Amount	Revenue	Amount	Revenue
	(U.S. dollars in thousands)

Revenue	$12,450	100.0%	$29,719	100.0%	$62,268	100.0%	$42,782	100.0%	$62,037	100.0%
Cost of revenue	6,549	52.6	13,526	45.5	25,805	41.4	16,916	39.5	20,191	32.5

Gross profit	5,901	47.4	16,193	54.5	36,463	58.6	25,866	60.5	41,846	67.5
Operating expenses:
Research and development	493	4.0	2,786	9.4	5,441	8.7	4,419	10.3	3,059	4.9
Selling and marketing	88	0.7	2,650	8.9	10,734	17.2	6,974	16.3	12,351	19.9
General and administrative	598	4.8	6,273	21.1	14,684	23.6	11,920	27.9	7,578	12.2
Royalty license settlement	—	—	—	—	4,231	6.8	—	—	—	—
Recapitalization expenses	—	—	—	—	3,695	5.9	3,320	7.8	—	—

Total operating expenses	1,179	9.5	11,709	39.4	38,785	62.3	26,633	62.3	22,988	37.1

Operating income (loss)	4,722	37.9	4,484	15.1	(2,322)	(3.7)	(767)	(1.8)	18,858	30.4
Interest income (expense), net	(15)	(0.1)	(18)	(0.1)	(3,168)	(5.1)	(2,211)	(5.2)	(2,221)	(3.6)
Foreign exchange and other (loss)	(42)	(0.3)	(356)	(1.2)	(55)	(0.1)	(54)	(0.1)	18	0.0

Income (loss) before taxes on income	4,665	37.5	4,110	13.8	(5,545)	(8.9)	(3,032)	(7.1)	16,655	26.8
Income tax provision (benefit)	534	4.3	(829)	(2.8)	474	0.8	858	2.0	1,350	2.2

Income (loss) after taxes on income	4,131	33.2	4,939	16.6	(6,019)	(9.7)	(3,890)	(9.1)	15,305	24.7
Company’s share in earnings of an equity method investee	116	0.9	495	1.7	—	—	—	—	—	—

Net income (loss)	$4,247	34.1%	$5,434	18.3%	$(6,019)	(9.7)%	$(3,890)	(9.1)%	$15,305	24.7%

Nine Months Ended September 30, 2007 Compared to the Nine Months Ended September 30, 2006

Revenue

Revenue increased $19.3 million, or 45.0%, to $62.0 million in the nine months ended September 30, 2007, as compared to $42.8 million in the nine months ended September 30, 2006. Of the $19.3 million increase, $4.3 million was the result of the FDA clearance of our Accent system which triggered the recognition of revenue in 2007 associated with the placement of Accent IRB systems in 2006 (see further description below), and $8.7 million was attributable to the introduction of our Accent system into the U.S. market for systems placed in 2007. The remainder of the increase was primarily attributable to increased sales volumes, which we believe were due to the expansion of our product offerings, the full year impact of our direct sales force and increases in sales penetration in new and existing geographic regions.

Revenue from the sale of products in the United States increased $15.9 million, or 120%, to $29.1 million in the nine months ended September 30, 2007, as compared to $13.2 million in the nine months ended September 30, 2006. Revenue from the sale of products outside of the United States increased $3.4 million, or 11%, to $32.9 million in the nine months ended September 30, 2007, as compared to $29.5 million in the nine months ended September 30, 2006.

In 2006, we sold our Accent systems to certain customers in connection with an IRB study with the goal of obtaining FDA clearance in the U.S. market. Since we had not yet obtained FDA clearance and these customers would likely return the Accent systems if we failed to obtain such clearance, the $4.3 million of revenue related to these sales was deferred in the 2006 financial statements. In the second quarter of 2007, we obtained FDA clearance for our Accent system, resulting in the recognition of this previously deferred revenue. The following table illustrates the financial impact on revenue assuming the sales were recognized in 2006 when the initial placements were made.

				Nine Months Ended
	Year Ended December 31,			September 30,
	2004	2005	2006	2006	2007
	(In thousands)

Revenue (as reported)	$12,450	$29,719	$62,268	$42,782	$62,037
Pro forma adjustment for Accent IRB placements	—	—	4,293	4,293	(4,293)

Pro forma revenue	$12,450	$29,719	$66,561	$47,075	$57,744

Cost of Revenue and Gross Profit

Cost of revenue increased $3.3 million, or 19.4%, to $20.2 million in the nine months ended September 30, 2007, as compared to $16.9 million in the nine months ended September 30, 2006. The increase in the cost of revenue was primarily attributable to increased costs associated with additional units sold. Our cost of revenue decreased as a percentage of revenue to 32.5% in the nine months ended September 30, 2007 from 39.5% in the nine months ended September 30, 2006, primarily due to higher U.S. revenue concentration and related higher average selling prices in the U.S. market as a result of our U.S. direct sales model. Raw material and component costs remained relatively constant.

Gross profit increased to 67.5% in the nine months ended September 30, 2007, as compared to 60.5% in the nine months ended September 30, 2006. This increase was primarily the result of increased sales concentration in the U.S. market where average gross profit margins are higher due to the U.S. direct sales model.

Operating Expenses

Research and Development.  Research and development expenses decreased $1.4 million, or 30.8%, to $3.1 million in the nine months ended September 30, 2007, as compared to $4.4 million in the nine months ended September 30, 2006. As a percentage of revenue, research and development expenses decreased to 4.9% in the nine months ended September 30, 2007 from 10.3% in the nine months ended September 30, 2006. Stock-based compensation for the nine months ended September 30, 2007 decreased by $2.0 million. The nine months ended September 30, 2006 included a stock-based compensation charge of $1.0 million in connection with the 2006 transaction with TA Associates. There was no corresponding charge in 2007. Excluding stock-based compensation, research and development expenses for the nine months ended September 30, 2007 increased by $0.7 million as compared to the nine months ended September 30, 2006. The increase of $0.7 million resulted from salary increases, hiring of additional employees and additional regulatory expenses to support new research and development initiatives. As a percentage of revenue, excluding the effects of the stock-based compensation charges, research and development expenses were approximately the same in the two periods.

Selling and Marketing.  Selling and marketing expenses increased $5.4 million, or 77.1%, to $12.4 million in the nine months ended September 30, 2007, as compared to $7.0 million in the nine months ended September 30, 2006. As a percentage of revenue, selling and marketing expenses increased to 19.9% in the nine months ended September 30, 2007 from 16.3% in the nine months ended September 30, 2006. The increase of $5.4 million resulted from the full year impact of the 2006 expansion of our U.S. direct sales force and related marketing initiatives. The increase in U.S. sales resulted in the payment of additional commissions that also contributed to the increase in selling expenses.

General and Administrative.  General and administrative expenses decreased $4.3 million, or 36.4%, to $7.6 million in the nine months ended September 30, 2007, as compared to $11.9 million in the nine months ended September 30, 2006. As a percentage of revenue, general and administrative expenses decreased to 12.2% in the nine months ended September 30, 2007 from 27.9% in the nine months ended September 30, 2006. Stock-based compensation for the nine months ended September 30, 2007 decreased by $6.9 million. The nine months ended September 30, 2006 included a stock-based compensation charge of $5.7 million in connection with the 2006 transaction with TA Associates. There was no corresponding charge in 2007. Excluding stock-based compensation, general and administrative expenses for the nine months ended

September 30, 2007 increased by $2.6 million as compared to the nine months ended September 30, 2006. The $2.6 million increase was primarily attributable to hiring new employees to support our growth and augment our management team, including hiring a new Chief Financial Officer, General Counsel and additional accounting personnel as well as legal expenses associated with patent litigation.

Interest Income (Expense), Net.  There was no change in interest income (expense), net during the nine months ended September 30, 2007 as compared to the nine months ended September 30, 2006.

Taxes on Income.   Taxes on income were $1.4 million for the nine months ended September 30, 2007, an increase of $0.5 million compared to taxes on income of $0.9 million for the nine months ended September 30, 2006. This represented an effective tax rate of 8.1% and (28.3%) for the nine months ended September 30, 2007 and 2006, respectively. The effective tax rate of 8.1% for the nine months ended September 30, 2007 resulted from taxes at the statutory rate less the tax benefit from being classified as an approved enterprise. Although we incurred a loss for the nine months ended September 30, 2006, we recorded a tax provision of $0.9 million. This was due to a tax benefit at the statutory rates offset by additional tax on distributed earnings and other permanent items.

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

Revenue

Revenue in the year ended December 31, 2006 increased by $32.5 million, or 109.5%, to $62.3 million in the year ended December 31, 2006, as compared to $29.7 million in the year ended December 31, 2005. The increase was primarily attributable to the introduction of our Accent product outside the United States and the increase in sales in Asia, Latin America and Canada, as well as our ability to sell more products in the United States through our direct selling efforts as a result of our acquisition and integration of Orion Lasers, Inc. Revenue of $4.3 million associated with the sale of our Accent devices that were sold to customers in connection with an IRB study was not recognized in the year ended December 31, 2006 because FDA clearance of the Accent device for sale in the U.S. market had not yet been granted. These sales were recognized in 2007 when we obtained FDA clearance.

Revenue from the sale of products in the United States increased $10.1 million, or 87%, to $21.8 million in the year ended December 31, 2006, as compared to $11.7 million in the year ended December 31, 2005. Revenue from the sale of products outside of the United States increased $22.4 million, or 124%, to $40.5 million in the year ended December 31, 2006, as compared to $18.0 million in the year ended December 31, 2005.

Cost of Revenue and Gross Profit

Cost of revenue increased $12.3 million, or 90.8%, to $25.8 million in the year ended December 31, 2006, as compared to $13.5 million in the year ended December 31, 2005. The increase in cost of revenue was primarily attributable to increased costs associated with additional units sold. Our cost of revenue decreased as a percentage of revenue to 41.4% in the year ended December 31, 2006 from 45.5% in the year ended December 31, 2005, primarily due to increased revenue from the U.S. market. Raw material and component costs remained relatively constant.

Gross profit increased to 58.6% in the year ended December 31, 2006, as compared to 54.5% in the year ended December 31, 2005. This increase was primarily the result of increased sales concentration in the U.S. market where average gross profit margins are higher due to the U.S. direct sales model.

Operating Expenses

Research and Development.  Research and development expenses increased $2.6 million, or 95.3%, to $5.4 million in the year ended December 31, 2006, as compared to $2.8 million in the year ended December 31, 2005. As a percentage of revenue, research and development expenses decreased to 8.7% in the year ended December 31, 2006 from 9.4% in the year ended December 31, 2005. Research and development expenses increased by $1.6 million primarily as a result of the costs associated with the Accent IRB clinical study related to FDA clearance and additional development related to our second and third generation products. In addition, we recognized a stock-based compensation charge of $1.0 million in connection with the 2006 transaction with TA Associates.

Selling and Marketing.  Selling and marketing expenses increased $8.0 million, or 305.1%, to $10.7 million in the year ended December 31, 2006, as compared to $2.7 million in the year ended December 31, 2005. As a percentage of revenue, selling and marketing expenses increased to 17.2% in the year ended December 31, 2006 from 8.9% in the year ended December 31, 2005. Selling and marketing expenses increased by $8.0 million primarily as a result of hiring a direct sales force during 2006 in the United States and the related payment of commissions on increased sales.

General and Administrative.  General and administrative expenses increased $8.4 million, or 134.1%, to $14.7 million in the year ended December 31, 2006, as compared to $6.3 million in the year ended December 31, 2005. As a percentage of revenue, general and administrative expenses increased to 23.6% in the year ended December 31, 2006 from 21.1% in the year ended December 31, 2005. General and administrative expenses increased by $2.7 million primarily as a result of the hiring of employees to help expand our infrastructure and manage our growth, and augmenting our management team with new talent, including the hiring our Chief Executive Officer. We also incurred costs related to severance payments to former employees associated with reorganizing the business. In addition, we recognized a stock-based compensation charge of $5.7 million in connection with the 2006 transaction with TA Associates.

Interest Income (Expense), Net.  Interest income (expense), net increased to $3.2 million in expense in the year ended December 31, 2006 from $18,000 in expense in the year ended December 31, 2005. The increase resulted from increased interest expense associated with indebtedness incurred in connection with the 2006 transaction with TA Associates.

Taxes on Income.  Taxes on income were $0.5 million for the year ended December 31, 2006, an increase of $1.3 million compared to a tax benefit of $0.8 million for the year ended December 31, 2005. This represented an effective tax rate of (8.5%) and (20.2%) for the years ended December 31, 2006 and 2005, respectively. Although we incurred a loss for the year ended December 31, 2006, we recorded a tax provision of $0.5 million. This was due to a tax benefit at the statutory rates offset by additional tax on distributed earnings and other permanent items. The $0.8 million benefit the for the year ended December 31, 2005 was primarily due to a tax benefit from the approved enterprise partially offset by permanent items.

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004

Revenue

Revenue in the year ended December 31, 2005 increased by $17.2 million, or 138.7%, to $29.7 million, as compared to $12.5 million in the year ended December 31, 2004. The increase was primarily attributable to our acquisition of Orion Lasers, Inc. in August 2005, as a result of which we consolidated Orion’s results of operations with our U.S. results of operations. In 2004, we owned a minority stake in Orion, and its results of operations were not consolidated with ours. The increase was also attributable to increased sales in the United States, launching our skin tightening and Nd:YAG handpieces in the U.S. market, appointing new distributors in seven new countries in Asia and Europe, and the introduction of our Harmony and Sonata systems in the Latin American and Canadian markets.

Revenue from the sale of products in the United States increased $8.2 million, or 229%, to $11.7 million in the year ended December 31, 2005, as compared to $3.5 million in the year ended December 31, 2004. Revenue from the sale of products outside of the United States increased $9.1 million, or 103%, to $18.0 million in the year ended December 31, 2005, as compared to $8.9 million in the year ended December 31, 2004.

Cost of Revenue and Gross Profit

Cost of revenue increased $7.0 million, or 106.5%, to $13.5 million in the year ended December 31, 2005, as compared to $6.5 million in the year ended December 31, 2004. The increase in cost of revenue was primarily attributable to the increased cost associated with additional units sold. Our cost of revenue decreased as a percentage of revenue to 45.5% in the year ended December 31, 2005 from 52.6% in the year ended December 31, 2004, due to the introduction of new products with higher gross profit margins and an overall increased mix of higher gross profit margin products.

Gross profit increased to 54.5% in the year ended December 31, 2005, as compared to 47.4% in year ended December 31, 2004. This increase was primarily the result of the acquisition of Orion Lasers, Inc. and the related consolidation of financial results of operations that resulted in higher average gross profit margins.

Operating Expenses

Research and Development.  Research and development expenses increased $2.3 million, to $2.8 million in the year ended December 31, 2005, as compared to $0.5 million in the year ended December 31, 2004. Research and development expenses increased by $0.6 million as a result of the development of new products and energy-based technologies and hiring of additional research and development personnel. In addition, we recognized a stock-based compensation charge of $1.7 million in research and development expenses in 2005. As a percentage of revenue, research and development expenses increased to 9.4% in the year ended December 31, 2005 from 4.0% in the year ended December 31, 2004.

Selling and Marketing.  Selling and marketing expenses increased $2.6 million, to $2.7 million in the year ended December 31, 2005, as compared to $0.1 million in the year ended December 31, 2004. As a percentage of revenue, selling and marketing expenses increased to 8.9% in the year ended December 31, 2005 from 0.7% in the year ended December 31, 2004. Selling and marketing expenses increased by $2.1 million as a result of our acquisition and the related consolidation of the financial results of Orion Lasers, Inc. and the creation of a sales team in the United States. In addition, we recognized a stock-based compensation charge of $0.5 million in selling and marketing expense.

General and Administrative.  General and administrative expenses increased $5.7 million, to $6.3 million in the year ended December 31, 2005, as compared to $0.6 million in the year ended December 31, 2004. As a percentage of revenue, general and administrative expenses increased to 21.1% in the year ended December 31, 2005 from 4.8% in the year ended December 31, 2004. General and administrative expenses increased by $2.8 million as a result of our acquisition of Orion Lasers, Inc. and hiring of additional personnel to support our growth. In addition, we recognized a stock-based compensation charge of $2.9 million in general and administrative expense.

Interest Income (Expense), Net.  Interest income (expense), net increased to $18,000 in expense in the year ended December 31, 2005 from $15,000 in expense in the year ended December 31, 2004.

Taxes on Income.  The income tax benefit for the year ended December 31, 2005 was $0.8 million, a decrease of $1.3 million compared to taxes on income of $0.5 million for the year ended December 31, 2004. This represented an effective tax rate of (20.2%) and 11.4% for the year ended December 31, 2005 and 2004, respectively. The $0.8 million benefit the for the year ended December 31, 2005 was primarily due to a tax benefit from the approved enterprise offset somewhat by permanent items. The tax provision of $0.5 million for the year ended December 31, 2004 resulted from taxes at the statutory rate reduced by a tax benefit from approved enterprise.

Liquidity and Capital Resources

Capital Resources

Since our inception, we have financed our operations through cash flows generated by operations and, to a lesser extent, borrowings and the issuance of equity and debt securities. We believe that our cash flows from operations, available borrowings, current cash and cash equivalents and the net proceeds from this offering will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the next twelve months. To the extent that our cash and cash equivalents, cash flow from operating activities and the net proceeds from this offering are insufficient to fund our future activities, we may need to raise additional funds through bank credit arrangements or public or private equity or debt financings.

In March 2006, we completed a $90.0 million recapitalization led by TA Associates. In 2007, we and Aesthetic Acquisition B.V. made additional earn-out payments of approximately $10.7 million and $7.6 million, respectively, in principal and interest to our shareholders and option holders. In connection with this recapitalization, certain funds affiliated with TA Associates loaned us the principal amount of approximately $15.0 million in the form of 10.5% subordinated notes pursuant to a subordinated note purchase agreement. The proceeds from these notes were used to provide liquidity to our shareholders. These notes mature on March 23, 2011 and bear interest at an annual rate of 10.5%. The subordinated note purchase agreement executed in connection with the issuance of the subordinated notes contains covenants, events of default and other customary provisions in favor of the lenders. Pursuant to the terms of our subordinated note purchase agreement, upon completion of our initial public offering, we expect to trigger a right entitling our subordinated lenders to require that we redeem up to the entire outstanding balance under our subordinated debt facility at 101% of the principal amount, together with all accrued and unpaid interest. Upon completion of our initial public offering, we intend to repay these subordinated notes for $15.8 million with the net proceeds we expect to receive, representing $15.0 of principal, $0.4 million in accrued and unpaid interest, and $0.4 million in satisfaction of a pre-payment penalty.

In March 2006, we entered into lending arrangements with Bank Hapoalim B.M. for (i) a $15.0 million term loan, which has a stated interest rate equal to LIBOR plus 3.25% per annum and which matures on March 23, 2009, and (ii) a $5.0 million revolving credit facility, which has a stated interest rate equal to LIBOR plus 3.25% per annum and which matures on March 23, 2010. In December 2007, we received approval for a $2.0 million expansion of this revolving credit facility, which expires in December 2009, from Bank Hapoalim B.M. These lending arrangements are subject to our compliance with various financial and non-financial covenants. On December 17, 2007, Bank Hapoalim B.M. waived certain covenant breaches relating to the delivery of certain financial statements for the third quarter of 2007 and extended the due date of such financial statements to January 15, 2008. As of September 30, 2007, $5.0 million was available under our revolving credit facility. Upon completion of our initial public offering, we intend to repay the term loan and revolving credit facility in full.

We also are currently involved in separate legal proceedings with two of our competitors, Lumenis Ltd. and Thermage, Inc., relating to alleged patent infringement. These proceedings are described in more detail in the section entitled “Business — Legal Proceedings.” If we were found to be infringing a third party’s intellectual property rights, we may be required to pay substantial damages to the patent holder. In the United States, particularly in the case of willful infringement, under some circumstances these damages could be triple the actual damages the patent holder incurred, and we could be ordered to pay the costs and attorneys’ fees incurred by the patent holder. In addition, we could be forced to stop or delay sales of any infringing product in the country or countries where we infringe third party patent(s) unless we obtain a license from the patent holder(s).

Capital Requirements

Historically, we have not had extensive capital requirements as a result of the outsourcing of a significant portion of our manufacturing processes in Israel. Our capital expenditures for the fiscal years ended December 31, 2004, 2005 and 2006, and the nine months ended September 30, 2006 and 2007 have been $131,000, $101,000, $540,000, $337,000 and $443,000, respectively. We have made capital expenditures primarily for facility expansion, system enhancements and other general purposes to support our growth. Our future capital requirements will depend on a number of factors, including the rate of market acceptance of our current and future products, competition, the resources we devote to developing and supporting our products and continued progress of our research and development of new products. We expect our capital expenditures over the next twelve months to be approximately $1.5 million to support the growth of the business.

Consolidated Cash Flows

The following table shows information with respect to our consolidated cash flows for the periods indicated:

	Year Ended			Nine Months
	December 31,			Ended September 30,
	2004	2005	2006	2006	2007
	(In thousands)

Cash provided by operating activities	$3,447	$8,845	$12,749	$7,768	$11,517
Cash (used in) provided by investing activities	(131)	788	(2,675)	(2,373)	(443)
Cash (used in) financing activities	(231)	—	(7,147)	(7,147)	(14,785)

We anticipate that we will be able to meet our short term liquidity needs through our working capital and that we will be able to meet our long-term liquidity needs, which may include investments in acquisitions and fixed assets, through long-term loans and the proceeds from this offering. While we cannot predict the outcome of any legal disputes in which we may be involved, or estimate the amounts of damages we may be required to pay, we do not expect that our short- or long-term liquidity or our results of operations will be materially impacted by any current legal proceedings. These legal proceedings are described in more detail in the section entitled “Business — Legal Proceedings.”

Cash from operating activities.  Our largest source of operating cash flows is payments from our customers which are generally received between 45 and 60 days following the end of the billing month. Our primary uses of cash from operating activities consist of the cost of components and subassemblies, personnel related expenditures, and facility, royalty and marketing costs.

Cash provided by operating activities for the nine months ended September 30, 2007 of $11.5 million was attributable to net income of $15.3 million plus non-cash charges of $2.4 million, primarily due to stock-based compensation, depreciation, amortization and deferred income taxes and $5.3 million related to an increase in accounts payable and a decrease in accounts receivable, less $4.4 million due to an increase in inventory and $7.1 million due to a decrease in other liabilities. Cash provided by operating activities for the nine months ended September 30, 2006 of $7.8 million was attributable to a net loss of $3.9 million plus non-cash charges of $12.5 million, primarily stock-based compensation, depreciation and amortization less $3.1 million of deferred income taxes and from increases in accounts receivable, inventories, prepaid expenses and other assets of $10.6 million and increases in accounts payable and other liabilities of $12.9 million. Cash provided by operating activities for the year ended December 31, 2006 of $12.7 million was attributable to a net loss of $6.0 million, plus non-cash charges of $13.7 million, primarily stock-based compensation, depreciation and amortization less $3.6 million of deferred income taxes and from increases in accounts receivable, inventories, prepaid expenses and other assets of $11.3 million and increases in liabilities, and accounts payable of $20.0 million primarily due to the deferral of Accent IRB systems and accruals for royalty settlement costs. Cash provided by operating activities for the year ended December 31, 2005 of $8.8 million was attributable to net income of $5.4 million, plus non-cash charges of $5.9 million, primarily stock-based compensation, depreciation and amortization less $0.8 million of deferred income taxes and our share in the earnings of an equity method investee of $0.5 million and from increases in accounts receivable, prepaid expenses and other changes in assets and liabilities of $1.2 million. Cash provided by operating activities for the year ended December 31, 2004 of $3.4 million was attributable to net income of $4.2 million, less a $0.1 million adjustment for the Company’s share of earnings in an equity method investee, deferred income taxes and depreciation and from increases in accounts receivable, inventories, prepaid expenses and other assets of $3.1 million and increases in accounts payable and other liabilities of $2.4 million.

Cash from investing activities.  The changes in cash flow from investing activities primarily relate to the purchase of fixed assets, software and leasehold improvements.

Cash used in investing activities for the nine months ended September 30, 2007 was $0.4 million. We invested $0.4 million in the purchase of property and equipment. Cash used in investing activities for the nine months ended September 30, 2006 was $2.4 million. We invested $3.0 million in restricted cash related to our term loan and revolving credit facility and $0.4 million in property and equipment offset by $1.0 million related to proceeds from the sale of short-term investments. Cash used in investing activities for the year ended December 31, 2006 was $2.7 million. We invested $3.1 million in restricted cash related to our term loan and revolving credit facility and $0.5 million in property and equipment offset by $1.0 million related to proceeds from the sale of short-term investments. Cash provided by investing activities for the year ended December 31, 2005 was $0.8 million. We received $0.5 million from the acquisition of a business and $0.4 million from the sale of short-term investments partially offset by $0.1 million of purchases of property and equipment. Cash used in investing activities for the year ended December 31, 2004 was $0.1 million from the purchase of property and equipment.

Cash from financing activities.  The changes in cash flows from financing activities primarily relate to purchases of ordinary shares, borrowing and repayments of debt as well as distributions of earnings to shareholders.

Cash used in financing activities for the nine months ended September 30, 2007 was $14.8 million. We purchased $9.8 million in treasury shares and made repayments of $5.0 million in debt to Bank Hapoalim B.M. Cash used in financing activities for the nine months ended September 30, 2006 and the year ended

December 31, 2006 was $7.1 million. We purchased $27.0 million in ordinary shares and distributed $8.0 million in dividends to shareholders offset by borrowings on long-term debt of $15.0 million from Bank Hapoalim B.M. and related party debt of $15.0 million all of which are directly related to the TA recapitalization. In addition, we received $0.4 million of proceeds from the exercise of stock options and issuance of shares. There were no financing transactions in the year ended December 31, 2005. Cash used in financing activities in the year ended December 31, 2004 was $0.2 million primarily as a result of the purchase of ordinary shares.

Cash and Cash Equivalents

At September 30, 2007, our cash and cash equivalents were $12.2 million, as compared to $15.9 million at December 31, 2006. Our cash and cash equivalents are highly liquid investments with maturities of 90 days or less at date of purchase and consist of time deposits and investments in money market funds with commercial banks and financial institutions.

Contractual Obligations

Our major outstanding contractual obligations relate to interest and principal payable under our loan agreements, our facilities leases and uncertain tax positions. We have summarized in the table below our fixed contractual cash obligations as of December 31, 2006.

	Payments Due by Period
	Total	2007	2008	2009	2010	2011	2012	Beyond
	(In thousands)

Interest and principal payable under the loan agreements	$36,901	$7,770	$7,328	$4,461	$1,909	$15,433	$—	$—
Operating lease obligations	4,554	370	520	439	408	421	433	1,963

Total	$41,455	$8,140	$7,848	$4,900	$2,317	$15,854	$433	$1,963

Our debt under the contractual obligations above includes interest on the balance outstanding under our variable rate credit facility as of December 31, 2007. The $7.5 million outstanding at December 31, 2007 was assumed to be repaid in installments every six months in accordance with the senior debt agreement, and interest was computed at the average effective rate of 8.375% at December 31, 2007. The interest rate on the variable rate credit facility is LIBOR plus an additional 3.25%.

Off-Balance Sheet Arrangements

As of December 31, 2006, we did not have any off-balance sheet financing arrangements.

Quantitative and Qualitative Disclosures About Market Risk

Our exposure to market risk is currently confined to our cash and cash equivalents that have maturities of 90 days or less. We currently do not hedge interest rate exposure. We have not used derivative financial instruments for speculation or trading purposes. The primary objectives of our investment strategy are to preserve principal, maintain proper liquidity to meet operating needs and maximize yields. To minimize our exposure to an adverse shift in interest rates, we invest mainly in cash equivalents and short-term investments and maintain an average maturity of 90 days or less. We do not believe that a 10% change in interest rates would have a material impact on the fair value of our investment portfolio or our interest income.

A significant portion of our operations is conducted through operations in countries other than the United States. Revenue denominated in U.S. dollars represented approximately 79% of our total revenue for the year ended December 31, 2006. The remaining 21% were sales in euros (19%) and NIS (2%). A significant portion of our operating expenses are incurred in NIS. Expenses denominated in NIS were 23% of our total expenses for the year ended December 31, 2006. Our functional currency is the U.S. dollar. Since we conduct the majority of our business in U.S. dollars, our main exposure, if any, results from changes in the exchange rate between these currencies and the U.S. dollar. Our policy is to reduce exposure to exchange rate fluctuations by having most of our assets and liabilities, as well as most of our revenue and expenditures, in U.S. dollars, or U.S. dollar-linked securities. Therefore, we believe that the potential loss that would result from an increase or decrease in the exchange rate is immaterial to our business and net assets. We do not currently hedge against exchange rate risk.

Our results of operations are exposed to changes in interest rates primarily with respect to our term loan and revolving credit facilities, where interest rates are tied to LIBOR. As of September 30, 2007, we had $7.5 million outstanding under our term loan. We do not, as a matter of policy, enter into derivative contracts for trading or speculative purposes. Based upon our variable rate debt at September 30, 2007, a hypothetical 1% increase in interest rates would result in an annual increase in interest expense of approximately $75,000.

Critical Accounting Policies and Estimates

The discussion of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates, judgments and assumptions that effect the reported amount of assets, liabilities, revenue and expenses. On an ongoing basis, we evaluate our estimates, including those related to revenue, long-lived assets, the allowance for doubtful accounts, stock-based compensation and income taxes. We based our estimates of the carrying value of certain assets and liabilities on historical experience and on various other assumptions that we believe to be reasonable. In many cases, we could reasonably have used different accounting policies and estimates. In some cases, changes in the accounting estimates are reasonably likely to occur from period to period. Our actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies require our more significant judgments in preparing our consolidated financial statements:

•	revenue recognition;

•	allowance for doubtful accounts;

•	inventories;

•	functional currency;

•	income taxes;

•	product warranty reserve;

•	acquisition-related intangible assets; and

•	stock-based compensation.

See the notes to our consolidated financial statements included in this prospectus for information about these critical accounting policies as well as a description of our other accounting policies.

Revenue Recognition

We generate substantially all of our revenue from the sale of our products, parts and accessories. We sell to end-users in the United States and to third party distributors outside of the United States. Sales to our distributors do not include return rights. We recognize revenue upon shipment for sales to our independent third party distributors as we have no continuing obligations subsequent to shipment, other than replacement parts warranty coverage. The distributors are responsible for all marketing, sales, installation, training and warranty services for our products. We do not provide price protection or stock rotation rights to any distributors.

In the United States, we recognize revenue upon a) confirmation of receipt of the product by the customer, proving transfer of title, b) persuasive evidence that an arrangement exists, c) the price is fixed and determinable, d) collection of the fee is reasonably assured, and e) there are no remaining significant obligations.

Our end-user sales in the United States typically have post-sale obligations of installation and training. These obligations are fulfilled after product shipment, and in these cases, we recognize revenue in accordance with the multiple element accounting guidance set forth in Emerging Issues Task Force No. 00-21, “Revenue Arrangements with Multiple Deliverables.” When we obtain reliable evidence of fair value of the undelivered elements, we defer revenue attributable to the post-shipment obligations and recognize such revenue when the obligation is fulfilled. Otherwise, we will defer all revenue until all elements are delivered.

Allowance for Doubtful Accounts

We perform ongoing credit evaluations of our customers’ financial conditions. We estimate an allowance for doubtful accounts based on an analysis to identify specific accounts, which, in the opinion of our management, are doubtful of collection. A 10% change in the 2006 annual reserve rate would result in a change in the estimated allowance for doubtful accounts of approximately $42,000.

Inventories

Inventories are stated at the lower of cost (determined on the average cost basis) or market value. Cost components capitalized as inventory include raw materials, labor, shipping and manufacturing overhead. We evaluate our ending inventories for estimated excess quantities and obsolescence. Inventories in excess of future demand and obsolescent inventories are written down to their net realizable value. For all inventory, our carrying value is reduced regularly to reflect the age and current anticipated demand for our products. If actual demand differs from our estimates, additional reductions to our inventory carrying value would be necessary in the periods such determination is made.

Functional Currency

The currency of the primary economic environment in which our operations are conducted is the U.S. dollar. Most of our revenue is derived in U.S. dollars. Most purchases of materials and components are made in U.S. dollars or in NIS under contracts linked to the U.S. dollar. Thus, our functional currency is the U.S. dollar.

Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Non-U.S. dollar transactions and balances have been remeasured into U.S. dollars in accordance with the principles set forth in Statement of Financial Accounting Standards, or SFAS, No. 52. All exchange gains and losses from remeasurement of monetary balance sheet items resulting from transactions in non-U.S. dollar currencies are reflected in the statements of operations as they arise.

Income Taxes

We account for income taxes in accordance with SFAS No. 109 “Accounting for Income Taxes.” Deferred income tax assets and liabilities are recognized for future income tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases and for net operating loss carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in income tax rates is recorded in earnings in the period of enactment. A valuation allowance is provided for deferred income tax assets whenever it is more likely than not that future benefits will not be realized.

Our income tax provision includes Israel and U.S. federal, state, and local income taxes and is based on pre-tax income or loss. The interim period provision for income taxes is based upon our estimate of our annual effective income tax rate. In determining the estimated annual effective income tax rate, we analyze various factors, including projections of our annual earnings and taxing jurisdictions in which earnings will be generated, the impact of state and local income taxes and our ability to use tax credits and net operating loss carryforwards.

In June 2006, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109 (Accounting for Income Taxes). FIN 48 is effective for fiscal years beginning after December 15, 2006, and was adopted by us on January 1, 2007. FIN 48 requires that a position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not (i.e. a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of the benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Our policy is to recognize interest and penalty expense associated with uncertain tax positions as a component of income tax expense in the consolidated statement of operations. The adoption of FIN 48 reduced shareholders’ equity (deficit) by $0.5 million.

Product Warranty Reserve

We provide primarily a standard one year warranty coverage on our systems and sell extended warranties beyond the standard warranty coverage. Warranty coverage provided is for labor and parts necessary to repair the system during the warranty period. We account for the costs associated with the standard warranty coverage as a charge to cost of revenue, when revenue is recognized. Revenue from extended warranties is deferred as unearned revenue and recognized ratably as revenue over the applicable extended warranty term. The estimated warranty expense is based on historical product performance. Utilizing actual service records, we calculate the average service hours and parts expense per system and apply the actual labor and overhead rates to determine the estimated warranty expense. Warranty expense is included in cost of revenue in our consolidated statements of operations.

Changes in the product warranty obligations are as follows:

	December 31,		September 30,
	2005	2006	2007
		(In thousands)

Beginning of year	$1,247	$1,222	$2,839
Expense	1,490	4,459	3,520
Reductions	(1,515)	(2,842)	(3,351)

End of year	$1,222	$2,839	$3,008

A 10% increase in our historical 2006 annual warranty claims would result in an additional annual expense of $0.3 million.

Acquisition-Related Intangible Assets

We account for our business combinations in accordance with SFAS No. 141 “Business Combinations,” or SFAS 141, and the related acquired intangible assets and goodwill in accordance with SFAS No. 142 “Goodwill and Other Intangible Assets,” or SFAS 142. SFAS 141 specifies the accounting for business combinations and the criteria for recognizing and reporting intangible assets apart from goodwill.

Acquisition-related intangible assets result from our acquisitions of businesses accounted for under the purchase method and consist of the values of identifiable intangible assets including distribution agreements, distribution networks, and backlog, as well as goodwill. Goodwill is the amount by which the acquisition cost exceeds the fair values of identifiable acquired net assets on the date of purchase. SFAS 142 requires that goodwill not be amortized but instead be tested for impairment in accordance with the provisions of SFAS 142 at least annually and more frequently upon the occurrence of certain events. We test goodwill for impairment in the fourth quarter. A 10% decrease in the fair value estimates used in the fourth quarter of 2007 impairment test would not have changed the determination that no adjustments were necessary. Acquisition related intangible assets are reported at cost, net of accumulated amortization. Identifiable intangible assets other than goodwill are amortized on a straight line basis over their estimated useful lives of one to ten years.

Stock-Based Compensation

Effective January 1, 2006, we adopted the provisions of SFAS No. 123 (revised 2004), “Share Based Payment,” or SFAS 123(R). SFAS 123(R) requires employee share-based equity awards to be accounted for under the fair value method. Accordingly, stock-based compensation is measured at the grant date, based on the fair value of the award. Prior to January 1, 2006, we accounted for stock-based equity awards granted using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB 25, and related interpretations, and provided the required pro forma disclosures prescribed by SFAS No. 123, “Accounting for Stock-Based Compensation,” or SFAS 123.

Under the modified prospective method of adoption for SFAS 123(R), the compensation cost that we recognized beginning in 2006, includes (a) compensation cost for all equity incentive awards granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all stock-based compensations granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). We use the straight line attribution method to recognize stock-based compensation costs over the service period of the award.

The fair value of stock options is determined using the Black-Scholes valuation model, which takes into account the exercise price of the stock option, the fair value of the ordinary shares underlying the stock option as measured on the date of grant and an estimation of the volatility of the ordinary shares underlying the stock option. Such value is recognized as expense over the service period, net of estimated forfeitures, using the accelerated method under SFAS 123(R). The estimation of share awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. We consider many factors when estimating expected forfeitures, including types of awards, employee class and historical experience. Actual results, and future changes in estimates, may differ substantially from current estimates.

For grants made in May 2006, the fair value of our ordinary shares was determined to be $0.15 based on an arm’s length transaction with a third party investor. In connection with our recapitalization, TA Associates, a leading private equity firm, through its wholly-owned subsidiary Aesthetic Acquisition B.V., purchased a majority interest in our company through a combination of equity and debt securities.

Given the absence of an active market for our ordinary shares, we determined the estimated fair value of our ordinary shares in September 2006 based on several factors, including:

•	the price at which our Series A-1 preferred shares were issued by us to an outside investor in an arm’s length transaction in March 2006;

•	our stage of development, business forecast and present value of projected future cash flows;

•	important developments relating to our business strategy; and

•	the market prices of various publicly held companies that management considers to be similar to us.

For grants made after September 2006, a number of different methodologies were applied to assist in determining fair value. The methodologies primarily employed were (i) an “income approach,” and (ii) a “market approach.”

The “income approach” estimates the present fair value of our ordinary shares based upon a projection of our future cash flows. The “market approach” estimates the fair value of our ordinary shares based upon the historical activity of the stock of a peer group of publicly held companies that management considers to be engaged in a business similar to us. These values were then analyzed and given the appropriate weight to determine a value for our ordinary and preferred shares, assuming control and free marketability. To establish the fair value of our ordinary shares as a privately-held company, appropriate adjustments were made to account for the non-controlling and illiquid nature of our ordinary shares and the liquidation preference of our preferred shares. Specifically, since our preferred shares maintain preferential rights and liquidation preferences relative to our ordinary shares, we believed it was appropriate to allocate more value to the preferred shares in our analysis on a per share basis. Furthermore, an option pricing analysis was considered in the allocation of equity value between common and preferred shareholders as of the respective valuation dates in accordance with the AICPA Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Each of the methodologies employed relies upon estimates that can evolve over a period of time. The “income approach,” for example, relies upon projections of future cash flows and estimations of appropriate discount rates to determine present value. Throughout 2006 and 2007, the cash flow projections evolved as our operating results increased over this period. The “market approach” incorporates information regarding projections of future cash flows and fluctuations in the market, in addition to how the market values those companies identified as comparable to us. In other words, as the trading multiples increase in the market, this would have the effect of increasing the fair value of our ordinary shares using the “market approach.” Furthermore, the results under the “market approach” would increase as our actual results and projected cash flows increase and/or become more achievable based on our actual results.

In addition, as our expectations of a potential initial public offering of our ordinary shares and the related filing of a registration statement with the SEC increased, the perceived marketability of our ordinary shares has increased. In other words, although we were still a privately held company without an active market for our shares, the increased likelihood of an initial public offering whereby our shareholders would have access to liquidity decreases the discount for lack of marketability that would otherwise apply absent an initial public offering or other liquidity event. This discount decreased from 26.5% in April 2007 to 21.0% in December 2007.

For grants made in May 2006, the fair value of our ordinary shares was determined to be $0.15 based on an arm’s length transaction with a third party investor. At each grant date after May 2006, some factors and events considered in determining the fair value of our ordinary shares included the increase in our revenue and income performance, progress made toward an initial public offering, new product introductions, and additions to our senior management team. These factors affected each grant in the manner discussed below.

In September 2006, using the methodology described above, we determined the fair value of our ordinary shares to be $0.17. The increase in value from the May 2006 grant date was primarily due to the hiring of a new chief executive officer, the expansion of our U.S. direct sales force and the introduction of our SopranoXL system and a Pixel handpiece for our Harmony system.

In April 2007, we determined the fair value of our ordinary shares to be $0.21. The increase in value from the September 2006 grant date was primarily due to continued increases in revenue and profitability, the launch of our HarmonyXL system outside of the United States, the introduction of our AccentXL system in the United States, pending FDA clearance, the commencement of informal discussions with investment banks relating to a potential initial public offering, and the settlement of our litigation with Palomar Medical Technologies, Inc.

In October 2007, we determined the fair value of our ordinary shares to be $0.33. The increase in value from the April 2007 grant date was primarily due to continued increases in revenue and profitability, the receipt of FDA clearance approval for our Accent system and significant progress made toward an initial public offering, including the selection of managing underwriters, the convening of an organizational meeting for an initial public offering and the commencement of drafting our registration statement.

In December 2007, we determined the fair value of our ordinary shares to be $0.37. The increase in value from the October 2007 grant date was primarily due to further progress made in the initial public offering process, the introduction of our Pixel CO2 system outside of the United States, continued increases in revenue and profitability despite a downturn in market conditions and in the financial results of many of the companies we consider to be comparable to us.

Since January 1, 2006, our board of directors has granted stock options with exercise prices as follows:

	Number of Stock	Weighted Average	Fair Value of
Grants Made Since January 1, 2006	Options Granted	Exercise Price	Ordinary Shares

May 2006	18,240,600	$0.15	$0.15
September 2006	18,374,755	$0.17	$0.17
April 2007	14,390,142	$0.21	$0.21
October 2007	7,100,000	$0.33	$0.33
December 2007	5,225,000	$0.37	$0.37

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model for the year ended December 31, 2006 and nine months ended September 30, 2007 with the following assumptions:

	Year Ended	Nine Months Ended
	December 31, 2006	September 30, 2007

Expected life (in years)	4.50 – 4.58	6.08
Risk-free interest rate range	4.60% – 5.00%	4.82%
Expected dividends	—	—
Expected volatility	67.64% – 67.78%	65.00%

We base expected volatilities on historical volatilities of a group of peer companies. The expected life represents the weighted average period of time that options granted are expected to be outstanding and is calculated using the SAB 107 safe harbor method. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding to the expected life of the options.

In 2005, the compensation cost for our stock option plans had been determined based on the provision of SFAS No. 123, as amended by SFAS No. 148 “Accounting for Stock-Based Compensation,” which we followed for periods prior to January 1, 2006, our pro forma net income per share would have been as follows (in thousands):

2005
Pro forma net income:
Net income for the year, as reported	$5,434
Stock-based compensation determined under APB 25*	5,027
Stock-based compensation determined under SFAS 123*	(5,114)

Pro forma net income	$5,347

*	Net of U.S. income taxes only as stock-based compensation expense is not deductible for Israel tax purposes.

For purposes of estimating fair value in accordance with the pro forma provisions of SFAS No. 123 in 2005, we utilized the Black-Scholes option-pricing model. The following assumptions were utilized in such calculations for the year 2005 (all in weighted averages):

2005
Risk-free interest rate	4.11-4.49%
Expected life	6 years
Expected volatility	75%
Expected dividend yield	None

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after January 1, 2008. We are currently evaluating the impact of SFAS 157 on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for us beginning in the first quarter of fiscal year 2008, although earlier adoption is permitted. We are currently evaluating the impact that SFAS 159 will have on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations,” (“SFAS 141R”). This issuance retains the fundamental requirements in SFAS 141 that the acquisition method of accounting (which SFAS 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. SFAS 141R defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS 141R is effective for us beginning January 1, 2009. The effect, if any, of adopting SFAS 141R on our consolidated financial position, annual results of operations or cash flows has not been determined.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements,” (“SFAS 160”). This issuance amends Accounting Research Bulletin 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 is effective for us beginning January 1, 2009. The effect, if any, of adopting SFAS 160 on our consolidated financial position, annual results of operations or cash flows has not been determined.

BUSINESS

Overview

We are a global medical technology company that designs, develops, manufactures and markets non-invasive, energy-based aesthetic treatment systems. The products in our portfolio feature multiple energy sources, including laser, intense pulsed light and radiofrequency, that can be used to treat a broad range of skin types and indications. We believe that our innovative product features enhance the safety and effectiveness of patient treatments and provide a more comfortable and convenient patient experience. Our products are designed to increase our physician customers’ profitability by decreasing procedure time and the need for pre-treatments, such as analgesics, and eliminating the need for disposable components. Our modular systems provide customers with a lower upfront investment option, and the flexibility to upgrade and expand their systems with additional energy sources and handpieces as their aesthetic practices grow. Our broad technology offering allows us to provide our physician customers with multi-application systems, which give them the option to deliver sequential treatments using different energy sources, or combination therapies, for a particular treatment regimen.

We market our products in 64 countries, including the United States, and we generated 53% of our revenue outside of the United States for the nine months ended September 30, 2007. For the same period, we recorded revenue of $62.0 million, with a 67.5% gross profit margin and a 30.4% operating profit margin. As of November 30, 2007, we had sold over 3,300 aesthetic treatment systems since our inception in 1999.

We believe our products have typically been at the forefront of technological development in the energy-based aesthetic treatment system market. Since commercializing our first aesthetic treatment system in 2002, we have introduced eight systems that work in combination with approximately 19 handpieces. Since January 1, 2007, we have launched three new systems and one new handpiece, and we continue to maintain a robust product pipeline. Our primary aesthetic treatment products are:

Harmony.  We believe our Harmony system is the world’s most versatile, expandable multi-application platform for aesthetic treatments utilizing laser and intense pulsed light. Using the Harmony system, our customers are able to utilize multiple distinct energy sources and up to 13 handpieces with one compact unit, allowing users to effectively address a broad range of indications, including hair removal, treatment of vascular and pigmented lesions, skin rejuvenation, wrinkle treatment and skin tightening. The Harmony system enables our customers to upgrade and expand their treatment offerings as their aesthetic practices grow. Our next generation HarmonyXL system, which provides increased power and additional handpieces, was recently launched outside the United States, and we are planning to introduce this product in the United States in the first quarter of 2008, pending FDA clearance. We also produce an international version of the Harmony, called the Aria, that we specifically sell to the aesthetic spa market.

SopranoXL.  The SopranoXL is our third generation diode laser system that allows for virtually pain-free hair removal on patients of all skin types. The SopranoXL delivers higher than normal energy with a high pulse repetition frequency, gently heating the skin to a temperature that selectively damages the hair follicle to prevent re-growth. This proprietary technological advancement, which we refer to as In-Motion technology, allows users to work with a sweeping, paintbrush technique, significantly reducing procedure time and pain compared to traditional technologies without the need for analgesics or other pre-treatments. We believe this technology results in higher patient satisfaction and improved compliance with the full course of recommended treatments.

AccentXL.  The AccentXL is our second generation radiofrequency-based aesthetic treatment system for treating wrinkles and cellulite, body sculpting and smoothing and tightening skin. AccentXL combines two radiofrequency modes, bipolar and unipolar, into a single compact system facilitating energy delivery at different targeted tissue depths, depending on the application and area of the body to be treated. We believe that AccentXL is the only system that incorporates two radiofrequency modes and the only system that utilizes unipolar radiofrequency, which allows for deeper, more uniform energy delivery. We believe that the higher average energy output of AccentXL, applied utilizing our In-Motion technology, reduces the number of treatments needed to obtain the desired therapeutic effect and eliminates the need for analgesics and other pre-treatments.

Pixel Fractional Resurfacing Technology.  We have developed a proprietary skin rejuvenation technology called Pixel, which is based on fractional resurfacing technology. In fractional therapy, a single beam of light is split into multiple beams resulting in a dispersion of light. This type of therapy leaves areas of untreated skin adjacent to areas of treated skin, which stimulates repair and rejuvenation by inducing the skin’s natural healing response. Our Pixel technology was initially incorporated in our Harmony system in 2006 in a handpiece utilizing Er:YAG and Nd:YAG laser power sources. We have subsequently developed our Pixel technology for use with a more powerful CO2 energy source. We have launched this technology in international markets as both a stand-alone system and a handpiece retro-fitted for use with third party systems. We are in the process of registering these products in the United States.

We are focused on establishing and using clinical evidence to support and broaden our marketing claims and drive customer acceptance. Traditionally, the aesthetic treatment system market has relied heavily on marketing efforts and before-and-after pictures to attempt to distinguish products. We believe that our focus on establishing clinical evidence for the efficacy of our products will be particularly important for non-core physicians entering the aesthetic treatment market, most of whom are accustomed to seeing extensive clinical data in their non-aesthetic practices. We also believe that clinical data is becoming an increasingly important differentiating factor in marketing to core physicians, such as plastic surgeons and dermatologists. To date, seven clinical studies have been conducted using our Harmony, Accent and Soprano systems, with additional studies currently underway or planned.

Industry

Aesthetic Treatment Market Opportunity

The aesthetic treatment market consists of a broad range of surgical and non-surgical procedures. The non-surgical aesthetic treatment market includes energy-based aesthetic treatments and treatments with facial injectables. According to Medical Insight, Inc., an independent aesthetic market research firm, the number of aesthetic treatment procedures worldwide that use energy-based technologies will grow from approximately 58 million in 2006 to over 170 million in 2011, representing a compound annual growth rate of approximately 24%. Medical Insight, Inc. estimates that global sales of energy-based aesthetic treatment devices will increase from approximately $1.1 billion in 2006 to over $1.8 billion in 2011, representing a compound annual growth rate of approximately 10%. Medical Insight, Inc. projects that the growth in sales of devices for certain high growth applications, such as skin tightening and body contouring, will significantly exceed the overall growth rate.

We believe the key factors contributing to growth in the markets for non-invasive aesthetic treatment procedures and energy-based aesthetic treatment devices include:

•	the aging populations of industrialized nations and rising discretionary income;

•	the increased awareness of non-invasive aesthetic treatment procedures and growing mainstream acceptance of these procedures;

•	enhanced non-invasive technologies offering faster results, reduced pain, improved recovery time and a broader range of treatment options; and

•	the expansion of the target customer base for energy-based aesthetic treatment devices to include non-core physicians and aesthetic spas.

Expansion Into Non-core Physician Groups and Aesthetic Spa Markets

Traditionally, non-invasive aesthetic treatment procedures using energy-based devices have been performed by dermatologists and plastic surgeons, or core physicians, of whom there are approximately 20,000 in the United States and approximately 40,000 throughout the rest of the world, according to Medical Insight, Inc. However, in recent years, a growing number of non-core physicians, including primary care physicians, obstetricians, gynecologists, ophthalmologists, and ear, nose and throat specialists, have incorporated energy-based aesthetic treatment procedures into their practices. Medical Insight, Inc. estimates that there are over 250,000 of these non-core physicians in the United States and over 500,000 throughout the rest of the world. These procedures generate a private-pay revenue stream that is unaffected by managed care and government payor reimbursement economics. While sales of energy-based aesthetic treatment devices to non-core physicians are growing steadily, Medical Insight, Inc. estimates that device penetration among non-core physicians is less than 10%, as compared to device penetration of approximately 45–70% among core physicians. According to Medical Insight, Inc., given the favorable economics associated with performing energy-based aesthetic treatments, the global energy-based aesthetic procedure volume performed by non-core physicians is expected to grow from nearly 14 million procedures in 2006 to over 45 million in 2011, much faster than overall procedure volume growth.

In addition, both in the United States and throughout the rest of the world, an aesthetic spa market is emerging, which includes day spas, destination spas, medical spas, and resort and hotel spas. Along with conventional massage, body, and skincare treatments, these facilities are beginning to introduce non-invasive energy-based aesthetic treatments performed by spa technicians and medical professionals. As of July 2007, there were an estimated 14,600 aesthetic spas in the United States, up 48% from 9,865 at the end of 2003, according to the International SPA Association, or ISPA. We believe that the international aesthetic spa market will grow faster than the U.S. market.

Energy-based Aesthetic Technology

Laser and Intense Pulsed Light Technology.  Laser technology, which creates and amplifies a narrow, intense beam of light, has been used for medical and aesthetic treatments since the 1960s. Intense pulsed light technology was introduced in the 1990s and uses flash-lamps, rather than laser technology, to generate multiple wavelengths of light with varying pulse durations, or time intervals, over which the energy is delivered. Laser and intense pulsed light, or light-based, devices can be used to selectively target hair follicles, veins, collagen and the cells responsible for pigmentation.

For particular applications, an aesthetic treatment provider will use different laser and intense pulsed light technologies to optimize outcomes based on variances in energy absorption in the skin depending on the structure of the targeted skin (e.g., hair follicle or blood vessel) and the skin type (e.g., light or dark). Each type of laser and intense pulsed light technology operates at its own wavelength, measured in nanometers, which corresponds to a particular emission and color in the light spectrum. Particular wavelengths are generally regarded as optimal for particular applications and skin types. For example, hair follicles are best destroyed with an energy source at an 810nm wavelength, while vascular and pigmented lesions respond best to an intense pulse light energy source at a 540–950nm wavelength. In addition to selecting the appropriate wavelength for a particular application, laser and intense pulsed light treatments require an appropriate balance of energy level, pulse duration and spot size, to optimize safety and effectiveness for a specific aesthetic treatment. As a result, an aesthetic treatment practice typically requires multiple laser and intense pulsed light systems in order to offer a broad range of treatments to its client base.

Radiofrequency Technology.  Radiofrequency technology is used for the non-invasive treatment of wrinkles, skin tightening and the reduction of cellulite. These applications are among the fastest growing procedures in the aesthetic treatment market. Radiofrequency technology utilizes electromagnetic energy, instead of light-based energy, to heat the inner layers of the skin in a controlled manner while minimizing damage to the outer layer of the skin. Controlled delivery of radiofrequency energy to the inner layers of the skin stimulates collagen production, resulting in a reduction in wrinkles and the appearance of smooth skin. In addition, heating the inner layers of the skin causes the collagen in the skin to contract. This collagen contraction effect leads to skin tightening. In addition to skin tightening, this same mechanism can result in the reduction of cellulite.

Other Energy-based Technologies.  Other aesthetic treatment technologies being used or developed include non-invasive ultrasound and acoustic energy technologies. These technologies use focused acoustic energy waves to apply a predetermined amount of energy to targeted fat tissue below the skin surface. The acoustic wave is delivered in pulses and results in tissue heating that causes the destruction of fat cells within the tissue. Several companies, including Alma, have commercialized such technologies outside the United States.

Limitations of Existing Non-Invasive Energy-based Aesthetic Treatment Devices

While advances have been made in recent years to laser, intense pulsed light and radiofrequency technology, many limitations remain. These include:

Patient discomfort and the need to use analgesics.  Many energy-based aesthetic procedures cause patients to experience varying degrees of pain and discomfort during the treatment, which often require the use of oral or topical analgesics.

Time-consuming pre-treatment preparations required by many aesthetic treatment technologies.  Many aesthetic procedures require pre-treatment preparations, such as the application of tracking gels or temporary grid patterns to skin in order to improve procedure outcomes. These pre-treatment procedures can significantly lengthen treatment times, which may adversely impact patient compliance and physician profitability.

The need for physicians to purchase disposables with certain systems.  Many energy-based aesthetic treatment systems incorporate the use of disposable components, increasing the overall cost of system ownership for physicians.

Limited empirical evidence supporting long-term clinical benefits.  The aesthetic treatment system market continues to rely heavily on marketing initiatives, such as before-and-after photos, rather than empirical evidence in order to distinguish products and validate long-term therapeutic results.

Prevalence of single-application energy-based aesthetic treatment systems with limited upgradeability.  Many commercially available energy-based aesthetic treatment systems limit customers to one type of aesthetic procedure, causing them to make multiple capital investments in order to broaden their practice. In addition, many of these systems are not easily upgradeable, and customers may need to completely replace the system in order to keep pace with advances in technology.

Our Solutions

We offer a portfolio of aesthetic treatment systems for non-invasive procedures including hair removal, skin rejuvenation, skin resurfacing, treatment of vascular and pigmented lesions, tattoo removal, acne treatment, cellulite reduction and body contouring. We believe that our products address the increasingly diverse objectives of purchasers of aesthetic treatment systems. Our product offerings include modular, multi-application systems that provide a wide range of technologies and treatment options available for a lower upfront investment and provide our customers with the flexibility to upgrade and expand their systems as their aesthetic practices grow. We believe that our innovative product features enhance the safety and effectiveness of patient treatments and provide a more comfortable and convenient patient experience. We leverage clinical evidence to differentiate our aesthetic treatment systems.

We believe that the following key factors enhance our market position:

Broad and Innovative Technology.  Our systems incorporate a broad range of technologies, including lasers, intense pulsed light and radiofrequency. We utilize five different types of lasers including Diode, Nd:YAG, Ultraviolet B, CO2 and Er:YAG. Our proprietary intense pulsed light technology is marketed as Advanced Fluorescence Technology, or AFT, and is designed to more efficiently deliver energy, which in turn extends the life of the handpiece and reduces the cost of ownership. Our radiofrequency product allows for two different modes, bipolar and unipolar, in a single system, allowing either shallow or deep energy penetration. We also have an innovative fractional resurfacing technology that we market under the name Pixel. This broad platform of technologies allows our customers to address a range of aesthetic procedures with the most appropriate energy source and to tailor combination therapies where appropriate to further customize treatment regimens. We also believe that we have consistently been a leader in innovation and that our innovations have made significant improvements in reducing pain, eliminating pre-treatments and disposables, improving efficacy and decreasing procedure time, all of which enhance our customers’ practice and profitability.

Focus on the Needs of our Physician Customers.  We seek to provide our customers with solutions that meet the specific needs of their practices while providing significant flexibility in their level of investment.

•	Modular, Upgradeable Solutions with No Disposables. We have designed our systems to be modular and upgradeable to allow customers, particularly non-core physicians considering entry into the aesthetic practice, to enter the market with a lower upfront investment and then expand in a cost effective manner as their patient volumes increase. Upgradeability provides our customers with the opportunity to own the latest technological innovations in a more cost-effective manner than purchasing an entirely new system. In addition, our systems do not require ongoing use of disposables, which reduces customer costs.

•	Limited Pre-Treatments and Faster Procedures. Our aesthetic treatment systems require minimal to no pre-treatments, which reduces procedure times, improves patient compliance and reduces costs. In addition, we believe our proprietary In-Motion technology, which is used with our Soprano and Accent systems, allows for shorter procedure times as opposed to the typical start-and-stop technique used with other competitors’ systems, which is tedious and time-consuming. We believe that shorter patient visits and improved patient satisfaction increase patient compliance and referrals, which results in higher volumes for our customers.

•	Safe and Easy to Use Systems. Our innovative systems enable our customers to offer safe aesthetic treatments to their patients, as evidenced by the very low number of adverse events associated with our products compared to certain of our competitors. In addition, our systems are designed to be easy to use with intuitive touch-screen interfaces and limited set-up time and training requirements, reducing the level of expertise needed to operate our systems. As a result, users of our products are able to delegate, subject to appropriate regulatory guidelines, certain treatments to qualified and trained staff, which enables our customers to more rapidly expand their aesthetic practices and increase procedure volumes.

•	High Quality Customer Service and Support. We offer our U.S. customers full product support, including 24-hour turnaround on loaner systems and typically next-day service on replacement parts, to help minimize equipment downtime. We also work with our international distributors to provide high quality customer service outside of the United States.

Virtually Pain-free Patient Treatments without Compromising Speed or Efficacy.  We seek to provide our customers with the ability to provide their patients with an effective and fast treatment experience that is virtually pain-free. Our proprietary In-Motion technology allows our systems to reach a therapeutic temperature range over time with energy being applied to a wider treatment area. This technology minimizes pain without compromising the therapeutic effect of the treatment. Because our systems do not require oral or topical analgesics to numb the skin, our customers avoid the risk of masking patient pain, reducing the risk and occurrence of adverse events. Traditionally, there has been a tradeoff between pain, speed and the amount of power or energy applied, which impacts efficacy. Some aesthetic treatment systems attempt to address pain by using vacuum or contact cooling systems. One major limitation of vacuums and contact cooling is slow procedure time, as the user must use a start-and-stop technique progressing from area to area in a systematic way. Vacuum approaches may also require the ongoing use of disposable components. We believe that our In-Motion technology allows for virtually pain-free treatments, without lowering the amount of power applied or requiring pre-treatments, vacuums or contact cooling.

Clinical Focus.  We are focused on establishing and using clinical evidence to support and broaden our marketing claims and drive customer acceptance. Traditionally, the aesthetic treatment system market has relied heavily on marketing efforts and before-and-after pictures to attempt to distinguish products. We believe that our focus on establishing clinical evidence for the efficacy of our products will be particularly important for non-core physicians entering the aesthetic treatment market, most of whom are accustomed to seeing extensive clinical data in their non-aesthetic practices. We also believe that clinical data is becoming an increasingly important differentiating factor in marketing to core physicians, such as plastic surgeons and dermatologists.

To date, seven clinical studies have been conducted using our Harmony, Accent and Soprano systems, with additional studies currently underway or planned. The majority of the completed studies included patient populations ranging from 14 to 26 patients; in one of the studies, 107 patients were treated. We are currently planning a study of our AccentXL system for the treatment of cellulite. In January 2008, we will initiate what we believe to be the first patient registry in the industry that will allow customers worldwide to input and review AccentXL patient results using an on-demand web-based system. By letting customers input and share their epidemiological and observational data in a secure and easy-to-use system, we expect that this registry will accelerate the sharing of best practices, improve results and patient satisfaction, and assist in the deployment of new indications.

Competitive Strengths of Our Key Products

We believe that our products are unique within the market, each having factors that substantially differentiate them from competing systems:

Harmony.  We believe our Harmony system is the world’s most versatile, expandable multi-application platform for aesthetic treatments utilizing laser and intense pulsed light. Using our Harmony system, our customers are able to utilize multiple distinct energy sources and up to 13 handpieces in one compact unit, allowing users to effectively address a broad range of indications, including hair removal, treatment of vascular and pigmented lesions, skin rejuvenation, wrinkle treatment and skin tightening. The Harmony system enables our customers to expand and upgrade their treatment offerings as their aesthetic practices grow. These attributes may be particularly attractive to customers that have insufficient procedure volume to justify purchasing multiple systems and/or insufficient physical space to deploy multiple systems. We also produce an international version of the Harmony, called the Aria, that we specifically sell to the aesthetic spa market.

The Harmony’s multiple energy sources can be administered sequentially to a patient for superior results. For example, optimal treatment for photoaging may be achieved by first using our AFT 540nm handpiece and then our Pixel 2940nm handpiece. We have also designed what we refer to as our Laser 360TM treatment program, which provides users with a “recipe,” or treatment protocol, for employing different energy sources, application handpieces and treatment parameters over time to optimize patient results. The following table illustrates the representative applications that are treated by each of the Harmony handpieces. In certain geographic markets we may offer additional handpieces.

	Harmony Handpieces
Representative Applications	Energy Source	Wavelength (nm)

Pigment restoration and psoriasis	Pulsed UVB	300–380
Acne clearing	AFT(1)	420–950
Superficial vascular and pigmented lesions, rosacea	AFT	515–950
Vascular and pigmented lesions	AFT	540–950
Skin rejuvenation	AFT	570–950
Hair removal	AFT	650–950
Skin tightening, cutaneous lesions, scars	Near Infrared	780–950
Tattoo removal	Q-Switched Nd:YAG	1064/532
Leg and reticular veins, skin rejuvenation	Long Pulsed Nd:YAG	1064
Wrinkles and acne scars	Long Pulsed Nd:YAG	1320
Wrinkles	Pixel 1320nm Nd:YAG	1320
Skin resurfacing	Er:YAG	2940
Fractional laser skin resurfacing	Pixel Er:YAG	2940

(1)	Advanced Fluorescence Technology, our proprietary intense pulsed light technology.

Harmony was commercially launched in select international markets in February 2003 and in the United States in April 2004. Our next generation HarmonyXL system, which provides increased power and additional handpieces with integrated cooling, was launched outside the United States in 2007. We plan to introduce this product in the United States in the first quarter of 2008, pending FDA clearance. As of November 30, 2007, we had an installed base of over 1,300 Harmony and HarmonyXL systems.

SopranoXL.  The SopranoXL is our third generation, diode laser system that allows for virtually pain-free hair removal for patients of all skin types. The SopranoXL delivers higher than normal energy with high pulse repetition frequency, gently heating the skin to a temperature that selectively damages the hair follicle to prevent re-growth without the need for analgesics or other pre-treatments. Traditional diode hair removal systems utilize a “start-and-stop” process requiring the user to place the handpiece on a particular portion of the targeted treatment area, apply a discrete amount of energy and then move on to the next portion of the anatomy. This is a time-consuming and tedious process requiring significant training and a high degree of skill, technique and patience. The SopranoXL incorporates our proprietary In-Motion technology, which allows users to work with a sweeping, paintbrush technique that significantly reduces procedure time, pain and the risk of missing spots, which is a common problem with traditional hair removal systems. We believe that this technology results in higher patient satisfaction and improved compliance with the full course of recommended treatments. Certain of our customers and their patients are more comfortable using the “start-and-stop” method rather than trying something new, so each of our Soprano systems, including the SopranoXL, also incorporates a conventional diode hair removal mode.

Our first generation hair removal system, Sonata, was commercially launched in select international markets in February 2003 and in the United States in November 2003. Our second generation system, Soprano, was commercially launched in the United States in January 2006 and in select international markets in April 2005. Our third generation system, SopranoXL, was commercially launched in the United States and in select international markets in February 2007. As of November 30, 2007, we had an installed base of over 400 Soprano and SopranoXL systems. As a result of the success of applying In-Motion technology to hair removal treatments using the SopranoXL, we have also developed enhanced hair removal handpieces that are used with our multi-application systems, including the HarmonyXL. In addition, while the Soprano has initially been used for hair removal, it was designed to function as a multi-application system and we expect to launch additional handpieces for other applications.

AccentXL.  The AccentXL is our second generation radiofrequency-based aesthetic treatment system for treating wrinkles and cellulite, body sculpting and smoothing and tightening skin. AccentXL combines two radiofrequency modes, bipolar and unipolar, into a single compact system facilitating energy delivery at different targeted tissue depths, depending on the application and area of the body treated. The Accent system also incorporates our proprietary In-Motion technology, which allows for a gradual build-up of heat to achieve the optimal therapeutic effect while offering increased patient comfort and satisfaction. This technology eliminates the need for analgesics and other pre-treatments and provides a higher level of safety, as evidenced by the very low number of adverse events associated with our products, as compared to certain of our competitors. We believe that the Accent is the only dedicated radiofrequency system that does not require disposable components.

We believe that AccentXL is also the only aesthetic treatment system that incorporates two radiofrequency modes and the only system that utilizes unipolar radiofrequency, which allows for deeper, more uniform energy delivery. Each radiofrequency mode is delivered by a discrete handpiece. In the bipolar radiofrequency mode, radiofrequency energy penetrates the skin superficially, facilitating the treatment of areas where skin is thinner and more delicate, such as the face. In the unipolar mode, radiofrequency energy is uniformly delivered deep into the skin to efficiently treat large volumes of tissue. Our unipolar mode delivers focused energy deep into the tissue without the need for a return grounding pad, which is required when using monopolar radiofrequency delivery. Monopolar radiofrequency is an alternative radiofrequency mode offered by one of our competitors that uses two electrodes, with one active electrode being held in the device handpiece by the physician and the second, a passive return electrode, typically attached to the patient’s back. The following table highlights the distinguishing characteristics of our radiofrequency-based solution:

Type of Radiofrequency (RF) Energy Delivery

	Dedicated		RF Power	Anesthesia		Return
Company	RF System	Dual Mode	Output (Watts)	Recommended	Disposables	Ground Pad

Alma Lasers	Yes	Yes	420	No	No	No
Syneron	No	No	20	No	No	No
Thermage	Yes	No	200	Yes	Yes	Yes

Our first generation system, Accent, was commercially launched in select international markets in 2005. Our second generation system, AccentXL, was commercially launched in select international markets in September 2006 and in the United States in April 2007. The AccentXL incorporates new features such as smaller and lighter handpieces. As of November 30, 2007, we had an installed base of over 1,100 Accent and AccentXL systems. We are also developing a new Accent system called Accent Spa, which will be a dedicated radiofrequency system designed for the aesthetic spa market.

Pixel Fractional Resurfacing Technology.  We have developed a proprietary technology called Pixel fractional resurfacing technology, which can be used with multiple energy sources. In fractional resurfacing technology, a single beam of light is split into multiple beams resulting in a dispersion of light. This type of therapy leaves areas of untreated skin adjacent to areas of treated skin to stimulate repair and rejuvenation by inducing the skin’s natural healing response. During procedures using fractional resurfacing technology, only a small amount of the tissue is treated. The remaining untreated tissue supplies the foundation for healing that leads to the elimination of irregular skin pigmentation, the tightening of dermal collagen and the smoothing that results from the generation of new collagen. To date, we have developed our Pixel technology for use in a stand-alone fractional CO2 laser system as well as in fractional laser handpieces.

Our stand-alone fractional laser system utilizes a CO2 laser instead of Nd:YAG or Er:YAG lasers. CO2 laser technology was commercialized in the early 1980s and is considered the most effective way to treat deep wrinkles. Despite its effectiveness, the use of CO2 lasers for aesthetic treatments has been limited due to concerns about side effects associated with the treatment, such as patient discomfort, prolonged healing time and the risk of injury or complication. By applying our proprietary Pixel fractional technology to traditional CO2 laser energy, the Pixel CO2 fractional laser provides all of the benefits of traditional CO2 laser skin resurfacing, while eliminating the use of analgesics and minimizing the risks and side effects. Because a procedure using our Pixel CO2 fractional laser typically requires only a single treatment and allows a patient to return to normal activities in just three days, our customers are able to provide a fast and effective treatment to patients, while significantly reducing the risk of complications and recovery time. In addition, our Pixel technology eliminates the need for costly single-use disposable components, which are typically required for other CO2 laser systems. We intend to target our CO2-based Pixel solution to core physicians, many of whom have had experience using CO2 lasers in the past.

Our Pixel handpieces are used with our Harmony system utilizing Nd:YAG and Er:YAG laser energy, and as a retro-fit handpiece for third party CO2 lasers. These products safely penetrate the dermis to approximately 150 microns, and are sold primarily to non-core physicians. Our CO2-based Pixel handpiece, which we currently sell in international markets and expect to launch in the United States in 2008, is compatible with existing third party CO2 lasers, allowing us to provide a more cost-effective fractional solution than competing technologies, which require a purchase of a dedicated capital equipment system.

Our Strategy

Our goal is to become the leading developer, manufacturer and marketer of non-invasive energy-based products to the global aesthetic treatment marketplace. The key elements of our business strategy are to:

Continue to promote our brand and expand market awareness.  We intend to increase the market awareness and sales of our products globally by targeting high growth applications, such as skin tightening, skin resurfacing and body contouring, by further expanding our sales to emerging customer groups, such as non-core physicians and aesthetic spas, and by addressing select under-penetrated geographic regions where we currently have a limited presence, such as the Middle East, Eastern Europe and Russia. We plan to increase the number of our direct sales representatives in the U.S. market, and as we grow, we may develop our own direct sales force in select territories outside of the United States. We also intend to continue to build brand awareness through symposiums, workshops, public relations, physician media, providing patient materials to customers and limited direct to consumer advertising.

Continue to enhance our innovative product portfolio and develop new products.  We believe our products have typically been at the forefront of technological development in the energy-based aesthetic treatment system market. Our goal is to offer the broadest suite of aesthetic technology in the market with leading-edge products across all the major energy sources and applications. We plan to continue to develop and enhance our existing product portfolio and introduce new products to enhance treatment outcomes, increase patient comfort and improve physician economics. For example, since January 1, 2007, we have launched three new systems and one new handpiece, and we expect to launch more than five new products in the next twelve months. We intend to leverage our research and development capabilities, including our broad expertise in energy-based technologies, to target unmet needs in emerging aesthetic treatment markets. For example, we plan to develop and introduce enhanced products and technologies, including ultrasound-based technologies, to address the rapidly growing markets for non-invasive cellulite and fat reduction.

Expand clinical evidence to further differentiate our technologies and drive market acceptance.  We believe that users are increasingly turning to clinical evidence to support and direct their new product purchases. To date, seven clinical studies have been conducted using our Harmony, Accent and Soprano systems, with additional studies currently underway or planned. The majority of the completed studies included patient populations ranging from 14 to 26 patients; in one of the studies, 107 patients were treated. We plan to continue to develop clinical evidence to further validate and drive market acceptance of our existing and new products, as well as to differentiate our products from those of our competitors. We are currently planning a study of our AccentXL system for the treatment of cellulite. We believe this study will set a new clinical standard in the industry in its rigor as a prospective, open-label, randomized, self-controlled study with six treatment sessions administered to one thigh every two weeks for ten consecutive weeks, three month follow-up and the application of objective, quantitative endpoints.

Leverage our existing installed base of aesthetic treatment systems to generate additional revenue.  We have an installed base of more than 3,300 aesthetic treatment systems worldwide, and we intend to leverage this existing user base to generate additional revenue. For instance, as we introduce new handpieces for our existing systems, or as we provide upgrades to those systems, physicians who have already purchased our aesthetic treatment systems will be able to enhance their practice without purchasing an entirely new system. In addition, as we develop new products and technologies, customers who are already familiar with our brand and product quality may be more likely to purchase our newer products, instead of competitive products, to expand their treatment capabilities. Finally, as we continue to expand our customer service organization, and as the one-year warranty period expires on products held by our customers, we intend to actively market service contracts in order to provide additional recurring revenue.

Pursue select strategic acquisitions of businesses, products, licenses or technologies.  We may selectively pursue strategic acquisitions of businesses, products, technologies or intellectual property, if we believe such efforts can enhance our competitive position in the aesthetic treatment market. We currently have no plans, proposals or arrangements with respect to any acquisition.

Our Products

We offer a broad portfolio of aesthetic treatment systems. Each of our systems consist of a control console, which contains the system software and a graphical user interface with manual and preprogrammed treatment settings, and one or more handpieces. The following table provides information relating to our products:

		Date of Launch
				Outside		Number of Handpieces
Product	Energy Source(s)	U.S.		the U.S.		Laser	AFT(1)	RF	Total	Primary Applications

Harmony HarmonyXL Aria	Laser and AFT Laser and AFT AFT	2004 2008	(2) —	2004 2007 2005		8 8 —	4 11 4	— — —	12 19 4
•   Leukoderma, pigment restoration, psoriasis, atopic dermatitis and schorrheic dermatitis
•   Acne treatment
•   Treatment of vascular and pigmented lesions
•   Skin rejuvenation
•   Hair removal
•   Treatment of cutaneous lesions and scars
•   Tattoo removal
•   Wrinkle treatment
•   Skin resurfacing and wrinkle treatment

Sonata	Laser	2003		2003		1	—	—	1	• Hair removal

Soprano	Laser	2006		2006		1	—	—	1

SopranoXL	Laser	2007		2007		1	—	—	1

Accent	Radio- frequency	—		2005		—	—	2	2	• Wrinkles • Skin tightening
AccentXL	Radio- frequency	2007		2007		—	—	2	2	• Body contouring • Cellulite treatment
Accent Spa	Radio- frequency	2007		2007		—	—	1	1

Pixel CO2	Laser	2008	(2)	2007		1	—	—	1	• Skin resurfacing
System										• Scar removal
Pixel CO2	Laser	2007		2008	(2)	1	—	—	1	• Skin resurfacing
Handpiece										• Scar removal

(1)	Advanced Fluorescent Technology, our proprietary intense pulsed light technology.
(2)	Estimated date of launch pending regulatory approval(s).

In addition to the products described above, prior versions of our products continue to be used by our customers, including our first generation hair removal system, Sonata. Outside of the United States, we also offer some alternative versions of our aesthetic treatment systems, in some cases under different trademarks, that are tailored to the specific preferences and needs of certain countries and regions.

We expect to continue to innovate with new systems and handpieces. The following products are under development with near-term expected launch dates:

•	Our HarmonyXL system is a multi-application aesthetic treatment system with increased power and is equipped with additional handpieces, including those with cooling and In-Motion technology, and we expect to launch this system in the United States during the first half of 2008;

•	Our Accent Spa product is an entry level radiofrequency device that targets the aesthetician market for skin tightening, body contouring and cellulite treatment, which we plan to launch outside the United States in the first half of 2008;

•	Our Pixel CO2 system provides skin resurfacing for effective treatment for aged, photo-damaged and acne-scarred skin with minimal erythema, patient discomfort or recovery time, and we launched this system outside the United States in the second half of 2007 with the expectation of launching it in the United States during the first half of 2008; and

•	Our advanced hair removal handpieces for our HarmonyXL and Aria systems are high-power targeted handpieces for hair removal using near infrared energy, and we expect to launch the HarmonyXL advanced hair removal handpiece in the United States during the first half of 2008 and the Aria advanced hair removal handpiece outside the United States during the second half of 2008.

Clinical Research

We are focused on establishing and using clinical evidence to support and broaden our marketing claims and drive customer acceptance. Traditionally, the aesthetic treatment system market has relied heavily on marketing efforts and before-and-after pictures to attempt to distinguish products. We believe that our focus on establishing clinical evidence for the efficacy of our products will be particularly important for non-core physicians entering the aesthetic treatment market, most of whom are accustomed to seeing extensive clinical data in their non-aesthetic practices. We also believe that clinical data is becoming an increasingly important differentiating factor in marketing to core physicians, such as plastic surgeons and dermatologists. The protocols for our clinical studies have not been filed with the FDA.

To date, seven clinical studies have been conducted using our Harmony, Accent and Soprano systems, with additional studies currently underway or planned. The majority of the completed studies included patient populations ranging from 14 to 26 patients; in one of the studies, 107 patients were treated.

Generally, the studies for the Accent were designed to evaluate the device’s effect on skin tightening and remodeling, improvement in skin laxity, texture and firmness, improvement of age-related rhytides and treatment of cystic acne. The data in the studies indicated that the device was safe and effective for these uses. Adverse events were minor and included small blisters, ecchymosis, and mild to moderate erythema. One of these studies investigated the interaction of radiofrequency energy and tissue to understand the mechanism of action of the AccentXL system. Ultrasound scanning revealed a volumetric contraction effect in a majority of patients after two radiofrequency treatments on the subcutaneous tissue of the buttocks and thighs, validating the hypothesis that radiofrequency energy acts on the connective tissue of the subcutaneous fat tissue.

Generally, the clinical data for the Harmony system indicated that the device was safe and effective in those studies for the nonablative treatment of telangiectasia, erythema, lentigines, dyspigmentation, dyschromia, rhytids and reduced skin quality secondary to photoaging, improvement of moderate to severe acne and permanent hair reduction. Only minor side effects were observed, such as erythema, mottled hyperpigmentation, edema and stinging.

A study of the SopranoXL system for hair removal in fourteen patients showed the treatment to be virtually painless, safe and effective for all hair and skin types on which it was tested. In this study, fourteen patients were treated and all of them reported virtually no pain (minimal heat sensation) during all treatments. No adverse side effects were recorded during or after treatment, or during follow-up.

We are currently planning a study of our AccentXL system for the treatment of cellulite. We believe this study will set a new clinical standard in the industry in its rigor as a prospective, open-label, randomized, self-controlled study with six treatment sessions administered to one thigh every two weeks for ten consecutive weeks, three-month follow-up and the application of objective, quantitative endpoints. Specifically, the purpose of the study is to obtain data regarding the safety and effectiveness of the AccentXL system for the reduction in the appearance of cellulite, skin tightening, reduction of the circumference of the thighs, change in the biomechanical properties of the skin (e.g., laxity, elasticity) and improvement in the satisfaction of the study subject with the appearance of thigh cellulite. The study design includes the enrollment of 72 subjects (in order to achieve 60 subjects able for evaluation) and the study will be conducted at two sites. Under the current study time schedule, the study will be initiated in January 2008, with treatment completed by June 2008 and follow-up concluded by September 2008. If successful, we believe that the study will allow us to apply for additional product claims, which may differentiate the Accent system in the market.

In January 2008, we will initiate what we believe to be the first patient registry in the industry that will allow customers worldwide to input and review AccentXL patient results using an on-demand web-based system. By letting customers input and share their epidemiological and observational data in a secure and easy-to-use system, we expect that this registry will accelerate the sharing of best practices, improve results and patient satisfaction, and assist in the deployment of new indications.

Our clinical research department complements our product development efforts by conducting in-house bench testing for the development and evaluation of products and by providing support to scientific and clinical studies conducted by investigators and institutions studying the use of our technologies. The department also is able to assist outside investigators who seek our help in writing protocols, collecting data, site monitoring, and performing research. As of November 30, 2007, we had three employees in our clinical research department.

Sales and Marketing

We sell and market our products in 64 countries, including the United States. Our products are sold to core physician customers, including dermatologists and plastic surgeons, as well as to the increasing number of non-core physician customers who are providing aesthetic treatments using laser, intense pulsed light and radiofrequency based technologies. The non-core physician customers include primary care physicians, obstetricians, gynecologists, ophthalmologists and ear, nose and throat specialists. We are also developing products suitable for sale to aestheticians, medical and aesthetic spas and other care providers who offer treatments without supervision of a physician.

In the United States, as of November 30, 2007, we had a sales force of 18 direct and 13 independent representatives responsible for selling our products directly to customers. For the year ended December 31, 2006 and the nine months ended September 30, 2007, U.S. sales accounted for approximately 35% and 47% of our revenue, respectively. We are continually evaluating opportunities in other geographic regions for sales directly to physicians, aestheticians, medical spas and other care providers. While we do not provide financing to our customers to purchase our products, we have partnered with CoActiv Capital Partners, a leading equipment finance company focused on the healthcare sector, to provide capital equipment finance and leasing based programs for our customers. We also offer our U.S. customers a leasing option for obtaining our products by referral to third party equipment lessors.

Outside of the United States, we sell our products to qualified third party distributors that have extensive knowledge of our industry and their local markets. Our distributors sell, install and service our products. Our distributors provide in-service training and equipment, stock and supply maintenance and service parts for our systems, attend exhibitions and industry meetings and, in some instances, commit to minimum sales amounts to gain or retain exclusivity in their region. Currently, we have written agreements in place with only 16 of our 32 third party distributors. The third party distributors with whom we do not have written agreements may terminate their relationships with us and stop selling and servicing our products with little or no notice. While we are currently working to enter into written agreements with all of our third party distributors, we cannot provide any assurance that those efforts will be successful.

Our marketing efforts have a dual focus. First, we market directly to customers in an attempt to both create product awareness and encourage the use of our products with both new and existing customer clients. To support this effort, we use medical journal advertising, direct mail, sales aids, video, CD and slide demonstrations, workshops, physician-to-physician speaker presentations, trade shows, educational and training support, internet resources, and telemarketing. As these efforts have historically provided over 2,000 leads per quarter, we believe these efforts enhance customer loyalty and provide us and our third party distributors with new sales opportunities. Second, we attempt to create and then build upon the relationships with our physician clients by marketing our products to their patients through their medical practices. To support this effort, we provide patient education booklets and videos, funding for cooperative advertising, training and direct assistance in patient seminars and other programs, continuous product education and direct to consumer advertising and public relations programs for patient referrals.

Service and Support

We support our customers with a range of services, including installation and product training, business and practice development consulting and product service and maintenance. In connection with direct sales of our aesthetic treatment systems, we arrange for the installation of the system and initial product training. In the United States, our dedicated sales representatives install our systems and our clinical support staff provides customer training. Outside of the United States, our trained third party distributors install our systems and provide training. The cost of installation and initial training are all included in the purchase price of our systems.

We have designed our products in a modular fashion to enable quick and efficient service and support. Specifically, we build these products with several separate components that can easily be removed and replaced when the product is being serviced. In the United States, we offer a call center to help our customers diagnose and address problems quickly. If one of our products requires service or repair that cannot be addressed by our call center, we arrange for shipment of the defective component of the product to our U.S. location, quickly repair the component and ship it back to the customer. Our standard warranty term is twelve months, and covers parts, labor, participation in our loaner program and a white glove, door-to-door, shipping service for expedited repair service, and can be extended for an additional charge. We believe that we have a significant opportunity to increase our recurring customer revenue by increasing the percentage of our customers that enter into service contracts for our systems. Outside of the United States, our third party distributors service and maintain our products for the customer.

Research and Development

Our research and development efforts are conducted internally by a team that consists of 21 employees as of November 30, 2007. Our research and development team has a broad range of expertise in energy-based aesthetic device technologies, including lasers, optics, radiofrequency and ultrasound. Our research and development team works closely with opinion leaders and customers, both individually and through our sponsored seminars, to understand unmet needs and emerging applications in the field of aesthetic treatments and to develop new products and improvements to our existing products. They also conduct and coordinate clinical trials of our products and other clinical studies that examine the aesthetic medicine field in general. Our research and development team builds on the significant base of patented and proprietary intellectual property that we have developed in the fields of laser, intense pulsed light and radiofrequency-based technologies since our inception in 1999.

Our research and development expenses were approximately $0.5 million in 2004, $2.8 million in 2005 and $5.4 million in 2006, none of which was customer sponsored. In the first half of 2008, we plan to introduce several new products in the United States, including the HarmonyXL system, the Pixel CO2 laser system, an advanced In-Motion hair removal handpiece for our Harmony system and a new handpiece for our AccentXL system for faster body applications. We plan to introduce each of these new products in certain markets outside of the United States prior to 2008 in addition to the Accent Spa, which is a version of our AccentXL system that is designed for non-physician use. See the section entitled “— Our Products” for additional information about our planned product introductions.

From our inception through September 30, 2007, we have received grants, net of royalties paid or accrued, totaling approximately $511,000 from the government of Israel through the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor for the financing of a portion of our research and development expenditures for certain of our products, pursuant to the provisions of The Encouragement of Industrial Research and Development Law, 1984, or the Research and Development Law. The terms of the Chief Scientist grants limit us from manufacturing products or transferring technologies developed using these grants outside of Israel without special approvals. We have no current plan to manufacture products or transfer technologies developed using these grants outside of Israel. Even if we receive approval to manufacture our products outside of Israel, we may be required to pay an increased total amount of royalties, which may be up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel. This restriction may impair our ability to outsource manufacturing or engage in similar arrangements for those products or technologies. We have not applied for any new grants since fiscal 2004 and currently have no plans to apply for such grants in the future. The grants are recorded as a reduction of research and development costs.

Manufacturing and Supply

We manufacture all of our products using components and subassemblies purchased from third party suppliers. Accordingly, our manufacturing operations consist principally of assembly and testing of our systems and integration of our proprietary software. Purchasing assembled components allows us to carry low inventory levels and maintain fixed unit costs without incurring significant capital expenditures. The subassemblies that make up our products are purchased from three third party suppliers, all, except one, of which are located in Israel, with whom we do not have long-term, or in most cases written, contracts. Our quality management system conforms to the requirements of ISO 9001:2000 and ISO 13485 international standards and is applicable to design, manufacture and inspection of medical lasers and radiofrequency devices. Our quality management system also is in compliance with the FDA Quality System Regulations. Upon completion of design and prototype development, detailed product specification documents are transferred to approved subcontractors for sub-assembly units production. The final assembly and testing of the systems is performed in-house.

Our suppliers are under no obligation to supply our requirements and may terminate their relationships with us at any time. The arrangements we have with these suppliers do not have minimum purchase requirements and allow us to purchase end products from the suppliers on a purchase order basis. In the future, we may be unable to obtain an adequate supply of components or subassemblies, or may experience increases in the prices of these components or subassemblies, delays in delivery or poor component or subassembly quality. We may not be able to quickly establish additional or replacement suppliers, particularly for our subassemblies and sole-source components. To date, we have not experienced any significant manufacturing delays and believe that our subcontract manufacturers have sufficient capacity to meet our forecasted production demands.

We procure certain of the components of our products on behalf of our third party manufacturers from a limited number of suppliers. We have flexibility to adjust the number of laser and other components that we procure as well as the delivery schedules. The forecasts we use are based on historical demands and future plans. Lead times may vary significantly depending on the size of the order, time required to fabricate and test the components, specific supplier requirements and current market demand for the components. We reduce the potential for delays of supply by maintaining relationships with multiple component suppliers. We only use one supplier for obtaining LCD screens and processors for our products because these components need to be customized to the proprietary software we integrate into our products. The time required to qualify new suppliers for LCD screens, processors or any of the other components used in our products, or to redesign them, could cause delays in our manufacturing. To date, we have not experienced significant delays in obtaining any of our components.

Competition

Our industry is subject to intense competition. We compete against energy-based aesthetic devices offered by public companies, such as Candela Corporation, Cutera, Inc., Cynosure, Inc., Palomar Medical Technologies, Inc., Syneron Medical Ltd. and Thermage, Inc. as well as private companies, such as Aesthera Corp., Lumenis Ltd., Radiancy, Inc., Reliant Technologies, Sciton Inc. and Ultrashape Ltd. These companies specialize in developing and marketing non-invasive, energy-based aesthetic treatment systems like ours. Some of these competitors have significantly greater financial and human resources than we do and have more established reputations, as well as worldwide distribution channels and sales and marketing capabilities that are larger and more established than ours. Additional competitors may enter the market, and we are likely to compete with new companies in the future. Our products may also compete against more established, non-

energy-based medical products, such as BOTOX® and collagen injections, and surgical and non-surgical aesthetic procedures, such as face lifts, chemical peels, microdermabrasion, skin care products, mesotherapy, sclerotherapy and electrolysis.

Competition among providers of laser, intense pulsed light and radiofrequency-based aesthetic treatment devices is characterized by significant research and development efforts and rapid technological progress. There are few barriers that would prevent new entrants or existing competitors from developing products that would compete directly with ours. There are many companies, both public and private, that are developing innovative devices that use both light based and alternative technologies for aesthetic and medical applications. Accordingly, our success depends in part on developing and commercializing new and innovative applications of technology and identifying new markets for and applications of existing products and technology.

To compete effectively, we have to demonstrate that our products are attractive alternatives to other devices and treatments by differentiating our products on the basis of performance, reputation, quality of customer support and price. Breadth of product offering is also important. We believe that we perform favorably with respect to each of these factors. However, we have encountered and expect to continue to encounter potential customers who, due to pre-existing relationships with our competitors, are committed to, or prefer the products offered by these competitors. Potential customers also may decide not to purchase our products, or to delay such purchases, based on a decision to recoup the cost of expensive products that they may have already purchased from our competitors. In addition, we expect that competitive pressures may result in price reductions and reduced margins over time for our products.

Patents, Proprietary Technology and Trademarks

Our success depends in part on our ability to obtain and maintain proprietary protection for our products, technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing United States and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. We also rely on trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position.

As of November 30, 2007, we owned one U.S. patent and six U.S. patent applications. The claims relating to the issued patent that we own do not relate to the products that we currently market. We also owned four international patent applications, filed under the Patent Cooperation Treaty, and 13 foreign patent applications pending in Brazil, Canada, China, Europe, Israel, Japan, and South Korea. Our patent portfolio includes a patent with claims directed to methods for the cosmetic treatment of the skin and patent applications with claims directed to methods for:

•	cellulite reduction with radiofrequency energy;

•	treating biological tissue with a plasma-gas discharge;

•	hair removal using intense pulsed light;

•	treating fungal nail infection using radiofrequency energy; and

•	using plasma pixel where plasma is generated using radiofrequency energy.

Our issued U.S. patent is expected to expire in 2023, subject to payment of maintenance fees. We do not consider any single patent or patent application that we hold to be material to our business. The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective patent claims and enforcing those claims once granted. We do not know whether any of our patent applications or those patent applications that we license will result in the issuance of any patents. Our issued patent and those that may issue in the future, or those licensed to us, may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products or shorten the term of patent protection that we may have for our products. In addition, the rights granted under any issued patents may not provide us with competitive advantages against competitors with similar technology. These competitors may find ways to develop products that are substantially similar to ours but that do not infringe our patents. Furthermore, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any of our products under development can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

On March 29, 2007, we entered into a non-exclusive patent license agreement executed contemporaneously with a settlement agreement to settle patent infringement claims in a lawsuit with Palomar Medical Technologies, Inc. Palomar has an exclusive license from The General Hospital Corporation to a group of patent rights relating to the use of light to remove hair. Palomar and The General Hospital Corporation granted us a non-exclusive, royalty-bearing sublicense to develop and commercialize products using this group of patents for hair removal, other than for products or systems intended for or marketed to consumers for personal use. That is, our license generally includes uses intended or marketed for sale to doctors, healthcare providers, beauty care professionals or other commercial service providers for use on or with patients or customers. After a nine month period from the execution of the agreement, which is subject to a royalty rate of 8.5%, we will be obligated to pay to Palomar a 7.5% royalty on net sales in any specified countries (including the United States and major markets in Europe and Asia) of products marketed by us and intended solely for hair removal. In addition, we also agreed to certain trade dress concessions involving the Harmony and Aria product lines that have been implemented. These changes affected the look, but not the function or underlying technologies associated with our Harmony and the Aria systems.

We rely, in some circumstances, on trade secrets to protect our technology. Trade secrets, however, are difficult to protect. We seek to protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants, scientific advisors and other contractors. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our employees, consultants or contractors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

We use trademarks on nearly all of our products and believe that having distinctive marks is an important factor in marketing our products. We have registered our Alma®, Alma Lasers Wellbeing Through Technology®, Aria®, Harmony®, Orion Lasers Inc.®, Orion Lasers Inc.® and Design, Pixel®, Pixel® (Stylized), Sonata®, Soprano®, and The Magic of Light® marks in the United States. Our other trademarks include our Accenttm mark. We have also registered some of our marks in Israel, such as Alma Laser, Alma Lasers Wellbeing Through Technology, Msq, Msq(M2) Ltd., Harmony, Harmony and Design, Accent, Accent and Design, Soprano, and Soprano and Design marks. We have not pursued trademark protection in countries other than the United States and Israel. We may not be able to register or use our marks in each foreign country in which we seek registration.

We are involved in ongoing patent litigation in which competitors of ours claim that we are infringing their patent rights. These proceedings are described in the section entitled “— Legal Proceedings.”

Government Regulation

Our products are medical devices subject to extensive and rigorous regulation by the FDA and other regulatory bodies in the United States and elsewhere. FDA regulations govern the following activities that we perform and will continue to perform to ensure that medical devices distributed domestically are safe and effective for their intended uses.

FDA’s Premarket Requirements

Unless an exemption applies, each medical device we wish to distribute commercially in the United States requires either prior 510(k) clearance or premarket approval from the FDA. The FDA classifies medical devices into one of three classes: Class I, Class II or Class III — depending on the FDA’s assessment of the degree of risk associated with the device and the controls it deems necessary to reasonably ensure the device’s safety and effectiveness. Class I devices are those for which safety and effectiveness can be assured by adherence to a set of general controls, which include compliance with facility registration and product listing requirements, and reporting of adverse events. Class II devices are also subject to these same general controls but also to such other special controls as the FDA deems necessary to ensure the safety and effectiveness of the device. These special controls can include performance standards, post-market surveillance, patient registries and FDA guidelines. Premarket review and clearance by the FDA for Class II devices is accomplished through the 510(k) premarket notification procedure, unless the device is exempt. To date, our products have been classified as Class II medical devices. Class III devices are devices for which it has not been established that general or special controls will provide reasonable assurance of safety and effectiveness, and the devices are life-sustaining, life-supporting, or implantable, or of substantial importance in preventing the impairment of human health, or present a potential, unreasonable risk of illness or injury. Class III devices requiring an approved premarket approval application to be marketed are devices that were regulated as new drugs prior to May 28, 1976. Devices not found substantially equivalent to devices marketed prior to May 28, 1976 and Class III pre-amendment devices, which are devices introduced in the U.S. market prior to May 28, 1976, require pre-market approval. The premarket approval process is more involved than the 510(k) process and includes submission of clinical data to support claims made for the device. Both premarket notifications and premarket approval applications when submitted to FDA must be accompanied by a user fee, unless exempt.

510(k) Clearance Pathway

When 510(k) clearance is required, a manufacturer must submit a premarket notification to the FDA demonstrating that the proposed device is substantially equivalent in intended use and in safety and effectiveness to a legally marketed device that is not subject to premarket approval, i.e., a device that was legally marketed prior to May 28, 1976 and for which FDA has not yet required premarket approval; a device which has been reclassified from Class III to Class II or Class I; or a device which has been found substantially equivalent through the 510(k) premarket notification process. If the FDA agrees that the device is substantially equivalent to any such “predicate device,” it will subject the device to the same classification and degree of regulation as the predicate device, thus effectively granting clearance to market it. By regulation, the FDA must clear or deny a 510(k) premarket notification within 90 days of submission of the application. As a practical matter, clearance often takes significantly longer. The FDA may require further information, including clinical data, to make a determination regarding substantial equivalence.

Premarket Approval Pathway

If the device is not eligible for clearance through the 510(k) process, the sponsor must submit a premarket approval application, or PMA. The sponsor must support the PMA with extensive data, including but not limited to, technical, preclinical, clinical trials, manufacturing and labeling to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device. No device that we have developed has required premarket approval, nor do we currently expect that any future device or indication will require premarket approval.

Product Modifications

After a device receives 510(k) clearance or a PMA approval, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, will require a new 510(k) clearance or possibly a premarket approval. The FDA requires each manufacturer to make this determination initially, but the FDA can review any such decision and can disagree with a manufacturer’s determination. We have on several occasions modified products and made the determination that no new 510(k) clearance or premarket approval was required. If the FDA disagrees with our determination not to seek a new 510(k) clearance or PMA approval, the FDA may retroactively require us to seek 510(k) clearance or premarket approval. The FDA could also require us to cease marketing and distributing the modified device, and to recall any sold devices, until 510(k) clearance or premarket approval is obtained. Also, in these circumstances, we may be subject to significant regulatory fines or penalties.

Clinical Trials

Human clinical studies are generally required in connection with approval of Class III devices and may be required for clearance of Class I and Class II devices. When FDA clearance or approval of a device requires human clinical trials, and if the device presents a “significant risk,” as defined by the FDA, to human health, the FDA requires the device sponsor to file an investigational device exemption, or IDE, application with the FDA and obtain IDE approval prior to commencing the human clinical trials. The sponsor must support the IDE application with appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The sponsor also must obtain approval from the institutional review board of each hospital or other health care facility participating in the clinical trial. The FDA and any institutional review board may suspend a clinical trial at any time for various reasons, including a belief that the subjects are being exposed to an unacceptable health risk.

All clinical investigations of devices to determine safety and effectiveness must be conducted in accordance with the FDA’s IDE regulations. These regulations which govern investigational device labeling, prohibit promotion of the investigational device, and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. Clinical trials must further comply with FDA’s regulations for institutional review board approval and for informed consent. Required records and reports are subject to inspection by the FDA. Clinical studies conducted on 510(k) cleared devices, when used or investigated in accordance with the indications in the device’s labeling, are exempt from most of the FDA’s IDE requirements.

The results of clinical testing may be unfavorable or inconclusive or, even if the intended safety and effectiveness success criteria are achieved, may not be considered sufficient for the FDA to grant approval or clearance of a product. The commencement or completion of any of our clinical trials may be delayed or halted, or be inadequate to support approval of a PMA application or 510(k) clearance, for numerous reasons, including, but not limited to, the following:

•	patients may not enroll in clinical trials at the expected rate;

•	patients may not comply with trial protocols, including protocols involving patient follow-up visits for examination and other data-gathering procedures;

•	patients experience adverse side effects and withdraw or be withdrawn from the trial;

•	institutional review boards and clinical investigators may delay or reject our trial protocol;

•	clinical investigators may decline to participate in a trial or perform a trial on schedule or consistent with the clinical trial protocol, good clinical practices, or other FDA requirements;

•	the FDA or other regulators may inspect our clinical trials or manufacturing facilities and may, among other things, require us to undertake corrective action or suspend or terminate our clinical trials or invalidate our clinical trials; and

•	changes in governmental regulations may be adopted or administrative actions may be taken.

Our clinical trials may not generate favorable data to support any PMA or 510(k), and we may not be able to obtain such approvals or clearances on a timely basis, or at all. Delays in receipt of or failure to receive such approvals or clearances or failure to comply with existing or future regulatory requirements would have a material adverse effect on our business, financial condition and results of operations. Even if granted, the approvals or clearances may include significant limitations on the intended use and indications for use for which our products may be marketed.

Continuing Regulation

Even after a medical device receives regulatory clearance or approval and is placed on the market, numerous regulatory requirements apply. These include:

•	establishment registration and device listing;

•	labeling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or “off-label” uses, and other requirements related to promotional activities;

•	medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur;

•	corrections and removal reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the Federal Food, Drug, and Cosmetic Act that may present a risk to health; and

•	post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device.

The FDA also requires that we manufacture our products in accordance with its Quality System Regulation, or QSR. The QSR covers the methods and documentation of the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage and shipping of our products. The FDA enforces the QSR through periodic unannounced inspections. Our failure to maintain compliance with the QSR requirements could result in the shut down of, or restrictions on, our manufacturing operations and the recall or seizure of our products, which would have a material adverse effect on our business. In the event that one of our suppliers fails to maintain compliance with our quality requirements, we may have to qualify a new supplier and could experience manufacturing delays as a result.

The FDA may require us to maintain a system for tracking our products through the chain of distribution to the patient level. The FDA has broad post-market and regulatory enforcement powers. We are subject to unannounced inspections by the FDA to determine our compliance with the QSR and other regulations. These inspections may include the manufacturing facilities of our subcontractors. Thus, we must continue to spend time, money and effort to maintain compliance.

We are also regulated under the Radiation Control for Health and Safety Act, which requires laser products to comply with performance standards, including design and operation requirements. The law requires manufacturers to certify in product labeling that their products comply with all such standards. The law and applicable federal regulations also require laser manufacturers to file new product and annual reports, maintain manufacturing, testing and distribution records, and report product defects. We must also affix various warning labels to our products, depending on the type and class of the product.

Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

•	untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

•	repair, replacement, refunds, recall or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusing or delaying our requests for 510(k) clearance or premarket approval of new products or new intended uses;

•	withdrawing 510(k) clearance or premarket approvals that are already granted; and

•	criminal prosecution.

The FDA also has the authority to require us to repair, replace or refund the cost of any medical device that we have manufactured or distributed. Any one of these events, if it were to occur, could have a material adverse effect on our business.

We are also subject to a wide range of federal, state and local laws and regulations, including those related to the environment, health and safety, land use and quality assurance. We believe that compliance with these laws and regulations as currently in effect will not have a material adverse effect on our capital expenditures, earnings and competitive and financial position.

Regulation of Medical Devices in the European Economic Area

In order to market a medical device in the European Economic Area (consisting of the European Union and the European Free Trade Association, or EFTA, with the exception of Switzerland), or EEA, a CE marking is required. The CE marking is an indication that the product complies with the essential requirements of the applicable European directives and that the product has been subject to conformity assessment procedures as provided in the directives. A manufacturer or his authorized representative is responsible for affixing the CE marking. A CE marking allows a device to be freely marketed within the EEA.

Before application of the CE marking, the manufacturer needs to determine which European directive is applicable to the product. If a product is subject to several directives providing for CE marking, the marking will indicate that the product conforms to the provisions of all these directives. The directives that may affect manufacturers of medical devices include the Medical Device Directive (“MDD”); the Active Implantable Medical Devices Directive (“AIMDD”); the In Vitro Diagnostic Medical Device Directive (“IVDMDD”); the Low-Voltage Directive; the Electro-Magnetic Compatibility (“EMC”) Directive; and the Machinery Safety Directive. The MDD provides for four different classifications of medical devices based on their risk: Class I, Class IIa, Class IIb and Class III. These risk categories generally correspond to those established by FDA, with the exception that FDA does not subdivide into Class IIa and Class IIb. The MDD requires medical device manufacturers to adhere to specific conformity assessment procedures based on the device’s risk category/class. The AIMDD concerns products that are defined as medical devices intended to be introduced into the human body and which are intended to remain after the procedure. The IVDMDD is concerned with the elimination or reduction of infection related to in vitro diagnostic medical devices. The Low-Voltage Directive covers electrical equipment designed for use with a voltage rating of between 50 and 1000 V for alternating current and between 75 and 1500 V for direct current. The EMC Directive sets specifications for control of electromagnetic emissions and also governs the immunity of such equipment to interference. The Machinery Safety Directive applies to risks arising from the use of machinery and specific safety components.

Vigilance reporting is required for devices marketed in the European Union which carry a CE marking or devices which do not carry a CE marking, where incidents lead to corrective action relevant to CE-marked devices. Incidents which need to be reported under EU law are those which led to death; those which led to a serious deterioration in the state of health of a patient, user, or other person; and those which might have led to death or serious deterioration (near incidents).

Employees

As of November 30, 2007, we had 138 employees, including 34 employees in sales and marketing functions, 21 employees in research, development and engineering functions, 59 employees in manufacturing and service functions and 24 employees in general and administrative functions. Of our employees, 78 are based in Israel and 60 are based in the United States as of November 30, 2007. We believe that our future success will depend in part on our continued ability to attract, hire and retain qualified personnel. We have never experienced a work stoppage, and we believe our relations with our employees are good.

Some provisions of the collective bargaining agreement between the Histadrut, which is the General Federation of Labor in Israel, and the Coordination Bureau of Economic Organizations, which is an organization of Israeli employers, apply to our Israeli employees by virtue of extension orders of the Israeli Ministry of Industry, Trade and Labor. These provisions concern the length of the workday and the work-week, recuperation pay and commuting expenses. Furthermore, these provisions provide that the wages of most of our employees are adjusted automatically based on changes in Israel’s Consumer Price Index. The amount and frequency of these adjustments are modified from time to time. In addition, Israeli law determines minimum wages for workers, minimum vacation pay, sick leave, procedures for dismissing employees, determination of minimum severance pay and other conditions of employment.

Israeli law generally requires the payment of severance pay by employers upon the retirement or death of an employee, or upon termination of employment by the employer or, in certain circumstances, by the employee. We fund our ongoing severance obligations by making monthly payments for severance insurance policies. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. These contributions entitle the employees to benefits during periods of unemployment, work injury, maternity leave, disability and military reserve duty and in the event of the bankruptcy or winding-up of their employer. These amounts also include payments for national health insurance. The payments to the National Insurance Institute are determined progressively in accordance with wages. These payments currently range from 9% to 15% of wages up to certain wage levels, of which the employee contributes approximately 66% and the employer contributes approximately 34%.

Facilities

We maintain our corporate headquarters along with our research and development, engineering and manufacturing operations spread over approximately 3,117 square meters of leased space across two facilities in Caesarea, Israel, which leases expire in June 2008 and May 2017, respectively.

In December 2006, we moved our corporate finance, U.S. sales and global marketing operations to an approximately 12,579 square foot leased facility in Buffalo Grove, Illinois. As of October 2007, we exercised a right to acquire an additional 6,250 square feet, so we now lease a total of 18,829 square feet.

We believe that our properties are adequate to meet our needs for the foreseeable future.

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. Other than those described below, we are not presently a party to any legal proceedings that we believe, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, operating results, financial condition or cash flows.

On June 28, 2007, Lumenis Ltd. and Lumenis Inc. filed a complaint against us and Alma Lasers Inc., our wholly-owned U.S. subsidiary, in the United States District Court for the Northern District of Illinois. The complaint alleges that we willfully infringe one or more claims of seven United States patents. The stated basis of the complaint for all seven counts is our electromagnetic skin treatment products, including the Harmony multi-application system. In addition to unspecified damages and attorneys’ fees, Lumenis has asked the court to enjoin us from further alleged infringement. On October 9, 2007, we filed an answer, denying infringement, denying willfulness, and asserting defenses that the patents-in-suit were invalid and that Lumenis’ claims are barred in whole or in part by the legal doctrines of laches and estoppel. A Markman hearing has been scheduled for January 25, 2008. In December 2007, we filed requests for reexamination at the U.S. Patent and Trademark Office of all seven patents-in-suit.

On April 25, 2007, in response to letters we had received from Thermage, Inc. suggesting we were infringing its patents, we filed a complaint against Thermage, Inc. in Delaware federal court seeking declaratory judgment of non-infringement and invalidity of nine of Thermage’s U.S. patents. On July 20, 2007, Thermage answered our complaint and counterclaimed alleging that we infringe one or more claims of ten of Thermage’s U.S. patents, which counterclaim was subsequently amended on December 10, 2007 to include an eleventh patent. Among other things, Thermage’s counterclaim alleges that both our Harmony and AccentXL systems infringe its patents. In addition to damages and attorneys’ fees, Thermage has asked the court to enjoin us from further alleged infringement. We have responded by denying infringement and alleging invalidity of all eleven U.S. patents asserted by Thermage.

These proceedings are in early stages. While we intend to defend ourselves vigorously from the claims made in these disputes, we are unable to predict the outcome of these legal proceedings.

If in either of these proceedings we are found to have infringed one or more of the patents as claimed, we could be required to pay substantial monetary penalties. If we are found to have willfully infringed one or more of the asserted patents, the damages could be trebled. Moreover, a finding of infringement could result in an injunction against us prohibiting our marketing and selling the infringing product unless we obtain a license from the patent holder. A license may be expensive, increasing our operating costs and decreasing our profitability, or may not be available at all. In any event, litigation is likely to be expensive and to distract our management from running our business. For more information, see “Risk Factors — Risks Relating to Intellectual Property.”

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors, including their ages as of November 30, 2007.

Name	Age	Position

Howard V. Kelly	50	Chief Executive Officer and Director
Ziv Karni, Ph.D.	62	President and Director
Thomas J. Hannon	44	Chief Financial Officer
Isaiah Halivni	41	Vice President and General Counsel
David S.B. Lang	40	Director
Ajit Nedungadi	37	Director
Michal Preminger, Ph.D.	43	Director
Shlomo Markel, Ph.D.	55	Director

Howard V. Kelly.  Mr. Kelly has served as our Chief Executive Officer since September 2006 and has been a member of our board of directors since October 2006. Mr. Kelly has also served as the Chief Executive Officer of Alma Lasers, Inc., our wholly-owned U.S. subsidiary since September 2006. Prior to joining us, Mr. Kelly served as a consultant and general manager at Boston Scientific Corporation — Europe, a global manufacturer and distributor of medical devices, from 2005 to June 2006. From 2003 to 2005, he served as chief executive officer of Whatman PLC, a manufacturer and producer of filtration applications for research in the bioscience and healthcare industries. Prior to Whatman PLC, Mr. Kelly served as a vice president and general manager at Baxter Bioscience — Intercontinental/Asia/Japan, a division of Baxter International Inc., which is a global healthcare manufacturer and supplier of healthcare products including the manufacture of plasma-based and recombinant proteins. Mr. Kelly earned his Bachelor of Science in Bioengineering from the University of Illinois and holds a Master of Business Administration from the University of Dallas.

Ziv Karni, Ph.D.  Dr. Karni is our founder and currently serves as our President, the head of Research and Development, and a member of our board of directors. Dr. Karni has over 30 years of experience in the development and sales of medical and aesthetic laser systems. From 2000 to 2006, Dr. Karni served as our Chief Executive Officer. Prior to founding our company, he co-founded two laser-based companies, OrZiv Ltd. and LBT Ltd. He holds at least ten patents in the medical device industry and has contributed to over 50 published works in the medical device field. Dr. Karni holds a Bachelor of Science in Chemistry and a Masters in Science in Chemical Physics from The Hebrew University Jerusalem, a Ph.D. in Physical Chemistry from Tel Aviv University and post doctorate work at Columbia University and Stanford University.

Thomas J. Hannon.  Mr. Hannon has served as our Chief Financial Officer since January 2007. Prior to joining us, Mr. Hannon was an executive vice president and chief financial officer at CorSolutions Medical Inc., a disease management company, from 2001 to January 2006. From 1998 to 2001, he served as the controller at Everest Healthcare Services Inc., a healthcare services company which specializes in dialysis. Before Everest Healthcare Services Inc., Mr. Hannon held various financial positions at Baxter International Inc. and was an auditor with Deloitte & Touche LLP. Mr. Hannon earned his Bachelor of Science in Accounting from Northern Illinois University and is a Certified Public Accountant.

Isaiah Halivni.  Mr. Halivni has served as our Vice President and our General Counsel. Mr. Halivni joined us in July 2007. Prior to joining us, Mr. Halivni served as general counsel at Dyson, Inc., a vacuum cleaner distributor, from 2005 through June 2007. From 2004 to 2005, he worked as an independent legal consultant for a number of corporations. From 1998 to 2004, he was an attorney with Sears, Roebuck and Co., a national retailer, where he held various positions in the legal department. Mr. Halivni earned his Bachelor of Arts and a Juris Doctor from Columbia University.

David S. B. Lang.  Mr. Lang has served as one of our directors since March 2006. Since August 1990, Mr. Lang has been employed by TA Associates, Inc., a private equity investment firm, where he currently serves as a senior advisor. TA Associates, Inc. is the sole shareholder of Aesthetic Acquisition B.V., which is our largest shareholder. Mr. Lang was formerly a director of Lawson Software, Inc. until February 2004. Mr. Lang earned a Bachelor of Arts from Harvard University and a Master of Business Administration from Harvard Business School.

Ajit Nedungadi.  Mr. Nedungadi has served as one of our directors since March 2006. Since 1999, Mr. Nedungadi has been employed by TA Associates, Inc., a private equity investment firm, where he currently serves as a managing director. TA Associates, Inc. is the sole shareholder of Aesthetic Acquisition B.V., which is our largest shareholder, and Mr. Nedungadi is a member of the board of directors of Aesthetic Acquisition B.V. Mr. Nedungadi earned a Bachelor of Science from Yale University and a Master of Business Administration from Harvard Business School.

Michal Preminger, Ph.D.  Dr. Preminger has served as one of our directors since December 2007. Dr. Preminger currently serves as Director of Business Development at the Office of Technology Development at Harvard Medical School. Dr. Preminger joined Harvard in 2005. From October 1998 to August 2004, she held a number of business development and technology development positions at Compugen, Ltd., most recently as vice president of protein therapeutics, responsible for the business management of the company’s drug pipeline. Previously, Dr. Preminger held several marketing and business development positions in the hi-tech industry, among other as director of marketing and business development at Lucent Technologies. Dr. Preminger also co-founded Anima Cell Metrology, a biotechnology startup focused on the real-time identification of proteins as they are synthesized in living cells. Dr. Preminger holds a Ph.D. in Biological Sciences from the Weizmann Institute of Science in Rehovot, Israel, a Master of Business Administration from INSEAD in Fontainebleau, France, and an undergraduate degree in Medicine from the Hadassah Medical School, Hebrew University in Jerusalem, Israel.

Shlomo Markel, Ph.D.  Dr. Markel has served as one of our directors since December 2007. Since 2001, Dr. Markel has served as a vice president at Broadcom Corporation. Previously, Dr. Markel served as Chief Material Command Admiral in the Israeli Navy and was chief technology officer and managing director at Argoquest, a U.S. investment company. Dr. Markel received his Ph.D. in Electrical Engineering from Technion, Israeli Institute of Technology.

Board of Directors

We currently have six directors, two of whom were elected as a director under board composition provisions of a shareholders agreement and our articles of association by the holders of series A-1 preferred shares. Each of our directors designated by the holders of series A-1 preferred shares has three votes for every one vote of the other members of our board of directors. TA Associates, or certain of their affiliates, indirectly has the right to nominate and elect two members of our board of directors pursuant to the provisions of our shareholders agreement, our articles of association and the ownership of series A-1 preferred shares by Aesthetic Acquisition B.V. The board composition provisions of the shareholders agreement and our articles of association will be terminated upon the closing of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal.

Following the offering, the board of directors will consist of seven members, including two outside directors whose appointment is required under the Companies Law, and will be divided into three classes, with members of each class of directors serving for staggered three-year terms. The board of directors will consist of three Class I directors (currently          ,          and          ), two Class II directors (currently           and          ) and two Class III directors (currently           and          ), whose initial terms will expire at the annual meetings of shareholders held in 2008, 2009 and 2010, respectively. The appointment and removal of outside directors is subject to the process stipulated in the Companies Law. Our classified board could have the effect of making it more difficult for a third party to acquire control of us.

Outside Directors

We are subject to the Israeli Companies Law. Under the Companies Law, an Israeli company, whose shares have been offered to the public or whose shares are listed for trading on a stock exchange in or outside of Israel, is required to elect at least two outside directors to serve on its board of directors. At least one of the outside directors is required to have “financial and accounting expertise,” unless another member of the audit committee, who is an independent director under the NASDAQ Marketplace Rules, has “financial and accounting expertise,” and the other outside director or directors are required to have “professional expertise,” all as defined under the Companies Law.

A person may not serve as an outside director if at the date of the person’s election or within the prior two years, such person or his or her relatives, partners, employers or entities under the person’s control, have or had any affiliation with us or any entity controlling, controlled by or under common control with us. Under the Companies Law, “affiliation” includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•	service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed or elected as a director of the private company in order to serve as an outside director following the initial public offering.

A person may not serve as an outside director if that person’s position or other business activities create, or may create, a conflict of interest with the person’s service as a director or may otherwise interfere with the person’s ability to serve as a director. If at the time any outside director is to be elected all members of the board are of the same gender, then the outside director to be elected must be of the other gender. There is also a restriction on interlocking boards. A director of a company may not be elected as an outside director of another company if, at that time, a director of the other company is acting as an outside director of the first company. Until the lapse of two years from the termination of office, a company may not engage an outside director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

Our initial outside directors must be elected by the shareholders at a meeting to be convened no later than three months following the date on which we first become a public company. Outside directors are elected by a majority vote at a shareholders’ meeting. In addition to the majority vote, the shareholder approval of the election of an outside director must satisfy either of two additional tests:

•	the majority includes at least one-third of the shares voted by shareholders other than our controlling shareholders; or

•	the total number of ordinary shares, other than shares held by controlling shareholders, voted against the election of the outside director does not exceed 1% of the aggregate voting rights of our company.

The Companies Law provides for an initial three-year term for an outside director, which may be extended for one additional three-year term. An outside director may be removed only by the same special majority required for his or her election or by a court, and then only if the outside director ceases to meet the statutory qualifications for election or if he or she breaches a duty of loyalty to our company. In the event of a vacancy in the position of an outside director, if there are then fewer than two outside directors, our board of directors is required under the Companies Law to call a special shareholders meeting as promptly as practical to elect a new outside director.

Outside directors may be compensated only in accordance with regulations adopted under the Companies Law. The compensation of an outside director must be determined prior to the person’s consent to serve as an outside director. Compensation of all directors requires the approval of our audit committee, board of directors and shareholders, in that order.

Board Committees

In connection with this offering, our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and functioning of our board of directors and all of our committees complies with the rules of the Securities and Exchange Commission and The NASDAQ Global Market that are currently applicable to us and we intend to comply with additional requirements to the extent that they become applicable to us.

Audit Committee

Under the Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the outside directors. The audit committee may not include the chairman of the board, any director employed by us or providing services to us on a regular basis, a controlling shareholder or any of a controlling shareholder’s respective relatives. Currently, our audit committee consists of           and          .          serves as the Chairman of the audit committee. Following the election of our two outside directors within three months of the completion of the offering, we will appoint our outside directors to serve on the audit committee, at which time all of the members of our audit committee will meet the requirement of the Companies Law, and a majority of the members of our audit committee will be independent in accordance with the listing requirements of The NASDAQ Global Market. Within one year of the completion of the offering, we intend to change the composition of our audit committee such that all members of our audit committee will be independent in accordance with the listing requirements of The NASDAQ Global Market. Our board of directors has determined that each member of the audit committee is “independent” as that term is defined in the rules of the SEC and the applicable NASDAQ rules. Our board of directors has determined that          qualifies as an “audit committee financial expert” as such term is defined in the rules of the SEC. In making its determination, our board considered the nature and scope of prior experiences and responsibilities with reporting companies.

The audit committee operates pursuant to a charter that was approved by our board of directors. The audit committee’s duties include providing assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions, including approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management.

Compensation Committee

Our compensation committee currently consists of           and          .          serves as the Chairman of the compensation committee. Following the election of our two outside directors within 90 days of the completion of the offering, the committee will be comprised of at least one outside director as required by Israeli law. The board of directors has determined that each member of the compensation committee is “independent” as that term is defined in the applicable NASDAQ rules. The compensation committee operates pursuant to a charter that was approved by our board of directors. The compensation committee’s duties will include making recommendations to the board of directors regarding the issuance of employee share options under our share option and benefit plans, determining salaries and bonuses for our executive officers, the compensation for our directors, the incentive compensation for our other employees, and preparing the compensation committee report required to be included in our annual proxy statement.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee of our board of directors consists of           and          .          serves as the Chairman of the nominating and corporate governance committee. The board of directors has determined that each member of the nominating and corporate governance committee is “independent” as that term is defined in the applicable NASDAQ rules. The nominating and corporate governance committee operates pursuant to a charter that was approved by our board of directors. The purposes of the nominating and corporate governance committee are to, among other functions, identify individuals qualified to become board members, recommend that our board of directors select the director nominees for election at each annual meeting of shareholders and periodically review and recommend any changes to our corporate governance guidelines to our board of directors.

Director Compensation

Directors who are also our employees receive no additional compensation for their services as directors. In fiscal 2006, non-employee directors, including those who are affiliated with TA Associates, did not receive any compensation for their services as directors. Upon completion of this offering, we will implement a non-employee director compensation plan. Under this non-employee director compensation plan, we will pay our non-employee directors a fee of $7,500 for each in-person board of directors meeting, up to four meetings, they attend, or $3,750 for each telephonic board of directors meeting they attend. The chairperson of our audit committee will receive an additional annual fee of $20,000. The chairperson of our compensation committee will receive an additional annual fee of $10,000. The chairperson of our nominating and corporate governance committee will receive an additional annual fee of $5,000. Each non-employee director upon the director’s election to our board of directors will be granted options to purchase 600,000 ordinary shares at the fair market value at the date of grant. Based on the director’s continued service on our board of directors, these options will vest over four years with 25% vesting after the first anniversary of the date of grant and the remaining options vesting in equal monthly installments over the remaining three years. We also will reimburse non-employee directors for reasonable out-of-pocket expenses incurred in connection with attending board of directors and committee meetings.

Internal Auditor

Under the Companies Law, the board of directors also must appoint an internal auditor nominated following the recommendation of the audit committee. The primary role of the internal auditor is to examine whether a company’s actions comply with the law and proper business procedure. The internal auditor may be an employee of ours but may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of our independent accounting firm or its representative. The Companies Law defines an “interested party” as a holder of 5% or more of our shares or voting rights, any person or entity that has the right to nominate or appoint at least one of our directors or our general manager, or any person who serves as one of our directors or as our general manager. We intend to appoint an internal auditor following completion of this offering.

Fiduciary Duties and Related Party Transactions

Officers and Directors

The Companies Law codifies the fiduciary duties that office holders, which under the Companies Law includes our directors and executive officers, owe to a company.

Fiduciary Duties

An office holder’s fiduciary duties consist of a duty of loyalty and a duty of care. The duty of loyalty requires an office holder to act in good faith and for the benefit of the company, including to avoid any conflict of interest between the office holder’s position in the company and personal affairs, and proscribes any competition with the company or the exploitation of any business opportunity of the company in order to receive personal advantage for himself or herself or for others. This duty also requires an office holder to reveal to the company any information or documents relating to the company’s affairs that the office holder has received due to his or her position as an office holder. A company may approve any of the acts mentioned above provided that all the following conditions apply: the office holder acted in good faith and neither the act nor the approval of the act prejudices the good of the company and, the office holder disclosed the essence of his personal interest in the act, including any substantial fact or document, a reasonable time before the date for discussion of the approval. The duty of care requires an office holder to act with a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to use reasonable means to obtain information regarding the advisability of a given action submitted for his or her approval or performed by virtue of his or her position and all other relevant information material to these actions.

Compensation

Under the Companies Law, unless the articles of association provide otherwise, the compensation arrangements for officers who are not directors require approval of the board of directors. Arrangements regarding the compensation of directors require the approval of the audit committee, the board of directors and the shareholders, in that order.

Disclosure of personal interest

The Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information or documents known to him or her, in connection with any existing or proposed transaction by the company. “Personal interest,” as defined by the Companies Law, includes a personal interest of any person in an act or transaction of the company, including a personal interest of his relative or of a corporation in which that person or a relative of that person is a 5% or greater shareholder, a holder of 5% or more of the voting rights, a director or general manager, or in which he or she has the right to appoint at least one director or the general manager. “Personal interest” does not apply to a personal interest stemming merely from holding shares in the company.

The office holder must make the disclosure of his personal interest no later than the first meeting of the company’s board of directors that discusses the particular transaction. This duty does not apply to the personal interest of a relative of the office holder in a transaction unless it is an “extraordinary transaction.” The Companies Law defines an “extraordinary transaction” as a transaction that is not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities, and a “relative” as a spouse, sibling, parent, grandparent, descendent, spouse’s descendant and the spouse of any of the foregoing.

Approvals

The Companies Law provides that a transaction with an office holder or a transaction in which an office holder has a personal interest requires board approval, unless the transaction is an extraordinary transaction or the articles of association provide otherwise. The transaction may not be approved if it is adverse to our interest. If the transaction is an extraordinary transaction, or if it concerns exculpation, indemnification or insurance of an office holder, then the approvals of the company’s audit committee and the board of directors are required. Exculpation, indemnification, insurance or compensation of a director also requires shareholder approval. A director who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not attend that meeting or vote on that matter, unless a majority of the board of directors or the audit committee has a personal interest in the matter. If a majority of the board of directors or the audit committee has a personal interest in the transaction, shareholder approval also would be required.

Shareholders

The Companies Law imposes on a controlling shareholder of a public company the same disclosure requirements described above as it imposes on an office holder. For this purpose, a “controlling shareholder” is any shareholder who has the ability to direct the company’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder.

Approval of the audit committee, the board of directors and our shareholders, in that order, is required for:

•	extraordinary transactions, including a private placement, with a controlling shareholder or in which a controlling shareholder has a personal interest; and

•	the terms of compensation or employment of a controlling shareholder or his or her relative, as our officer holder or employee.

The shareholders’ approval must include the majority of shares voted at the meeting. In addition to the majority vote, the shareholders’ approval must satisfy either of two additional tests:

•	the majority includes at least one-third of the shares voted by shareholders who have no personal interest in the transaction; or

•	the total number of shares, other than shares held by controlling shareholders, voted against the election of the outside director does not exceed 1% of the aggregate voting rights of us.

However, pursuant to regulations promulgated under the Israeli Companies Law, exempt transactions between a company and its controlling shareholder(s) (or the controlling shareholders’ relative) do not require shareholders’ approval.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee. None of the current members of our compensation committee has ever been an employee of our company.

Executive Officers

Each of our named executive officers has been elected by our board of directors and serves until his or her successor is duly elected and qualified. Under the Companies Law, an “office holder” is defined as any director, managing director, general manager, chief executive officer, executive vice president, vice president, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions regardless of that person’s title. Mr. Kelly, Dr. Karni, Mr. Hannon and Mr. Halivni, who are listed in the table under this section entitled “Management — Executive Officers and Directors”, are office holders.

Management Limitation of Liability and Indemnification

Section 258 of the Companies Law prohibits a company from exculpating an officer or director from liability for the breach of his duty of loyalty. The company may exculpate an officer or director from liability for the breach of his duty of care, may insure his liability for a breach of the duty of loyalty and the duty of care, or indemnify him for such breach, but only in accordance with the following sections.

Section 259 of the Companies Law permits a company to provide in its articles of association that an officer or a director of the company may be exculpated, to the extent provided in the articles of association, from liability for the breach of his duty of care, save for such a breach concerning dividend distribution.

Section 260(a) of the Companies Law permits a company to provide in its articles of association that the company may indemnify an officer or a director in such capacity, for:

•	monetary liability incurred pursuant to a judgment, including a settlement or arbitration decision approved by a court, in an action brought by a third party;

•	reasonable legal expenses incurred or that he spent pursuant to an investigation or a procedure conducted by an authorized authority and that did not end in filing criminal charges and without imposing a fine as an alternative to a criminal procedure or that did not end in filing criminal charges but rather in a fine as an alternative to a criminal procedure in an offense that does not require proving criminal intent; and

•	reasonable legal expenses incurred or that he or she spent in an action brought against the director or officer by or on behalf of the company or others or in criminal charges with respect to which he or she was acquitted or in criminal charges with respect to which he or she was found liable in a criminal offense that does not require proving criminal intent.

Section 260(b) of the Companies Law specifies that the indemnification provision in a company’s articles of association may be an obligation to indemnify in advance, provided that, other than litigation expenses, it is limited to events the board of directors can foresee in light of the company’s actual activities when providing the obligation and that it is limited to a sum or standards the board of directors determines is reasonable in the circumstances, as determined by the board of directors, or a provision permitting the company to indemnify an officer or a director after the fact.

Section 261 of the Companies Law permits a company to provide in its articles of association that the company may insure an officer or a director against an act committed in connection with his serving as an officer or director of the company. This insurance may cover:

•	liability for breach of the duty of care;

•	liability for breach of the duty of loyalty, provided that the officer or director acted in good faith and had a reasonable basis to believe that the act would not prejudice the company; or

•	monetary liabilities imposed for the benefit of a third party.

All of these provisions are specifically limited in their scope by the Companies Law, which provides that a company may not indemnify or exculpate an officer or director nor enter into an insurance contract that would provide coverage for any monetary liability incurred as a result of any of the following:

•	a breach by the officer or director of the duty of loyalty, unless the officer or director acted in good faith and had a reasonable basis to believe that the act would not prejudice the company, in which case the company is permitted to indemnify and provide insurance to but not to exculpate;

•	an intentional or reckless breach by the officer or director of the duty of care, other than if solely done in negligence;

•	any act or omission done with the intent to derive an illegal personal benefit; or

•	any fine levied or forfeit against the director or officer.

Our articles of association allow us to indemnify, exculpate and insure our office holders to the fullest extent permitted by the Companies Law. Our articles of association also allow us to insure or indemnify any person who is not an office holder, including any employee, consultant or contractor who is not an office holder.

Under the Companies Law, in a “Public Company” in which an officer or a director is a Controlling Shareholder, a shareholders meeting resolution to include a provision in the articles of association regarding an exemption, indemnity or insurance shall require the approval of shareholders who do not have personal interests in the approval of the resolution, as required for an Extraordinary Transaction, in addition to the majority required for alteration of the articles of association.

Our board of directors and shareholders have resolved to indemnify our directors and office holders up to the aggregate sum of $      for liabilities that are not covered by insurance and that are the following types of events:

•	negotiations, execution, delivery and performance of agreements on behalf of the company and any subsidiary thereof including, inter alia any claim or demand made by a customer, supplier, contractor or other third party transacting any form of business with the company, its subsidiaries or affiliates relating to the negotiations or performance of such transactions, representations or inducements provided in connection thereto or otherwise;

•	participation and/or non-participation at the company’s board meetings, bona fide expression of opinion and/or voting and/or abstention from voting at the company’s board meetings;

•	approval of corporate actions including the approval of the acts of the company’s management, their guidance and their supervision;

•	claims of failure to exercise business judgment and a reasonable level of proficiency, expertise and care in regard of the company’s business;

•	violations of securities laws of any jurisdiction, including without limitation, fraudulent disclosure claims, failure to comply with SEC and/or the Israeli Securities Authority and/or any stock exchange disclosure or other rules and any other claims relating to relationships with investors, shareholders and the investment community and any claims related to the Sarbanes-Oxley Act of 2002, as amended from time to time;

•	any claim or demand made under any securities laws or by reference thereto, or related to the failure to disclose any information in the manner or time such information is required to be disclosed pursuant to such laws, or related to inadequate or improper disclosure of information to shareholders, or prospective shareholders, or related to the purchasing, holding or disposition of securities of the company or any other investment activity involving or affected by such securities, including any actions relating to an offer or issuance of securities of the company or of its subsidiaries and/or affiliates to the public by prospectus or privately by private placement, in Israel or abroad, including the details that shall be set forth in the documents in connection with execution thereof;

•	violations of laws requiring the company to obtain regulatory and governmental licenses, permits and authorizations or laws related to any governmental grants in any jurisdiction;

•	claims in connection with publishing or providing any information, including any filings with any governmental authorities, on behalf of the company in the circumstances required under any applicable laws;

•	anti-competitive acts and acts of commercial wrongdoing;

•	acts in regard of invasion of privacy including with respect to databases and acts in regard of slander;

•	any claim or demand made for actual or alleged infringement, misappropriation or misuse of any third party’s intellectual property rights including, but not limited to confidential information, patents, copyrights, design rights, service marks, trade secrets, copyrights, misappropriation of ideas by the company, its subsidiaries or affiliates;

•	actions taken in connection with the intellectual property of the company and any subsidiary and its protection, including the registration or assertion of rights to intellectual property and the defense of claims relating thereof;

•	any claim or demand made by employees, consultants, agents or other individuals or entities employed by or providing services to the company relating to compensation owed to them or damages or liabilities suffered by them in connection with such employment or service;

•	resolutions and/or actions relating to employment matters of the company and/or its subsidiaries and/or affiliates;

•	events, pertaining to the employment conditions of employees and to the employer -employee relations, including the promotion of workers, handling pension arrangements, insurance and saving funds, options and other benefits;

•	any claim or demand made by any lenders or other creditors or for moneys borrowed by, or other indebtedness of, the company, its subsidiaries or affiliates;

•	any claim or demand made by any third party suffering any personal injury and/or bodily injury and/or property damage to business or personal property through any act or omission attributed to the company, its subsidiaries or affiliates, or their respective employees, agents or other persons acting or allegedly acting on their behalf;

•	any claim or demand made directly or indirectly in connection with complete or partial failure, by the company or any subsidiary or affiliate thereof, or their respective directors, officers and employees, to pay, report, keep applicable records or otherwise, of any foreign, federal, state, country, local, municipal or city taxes or other compulsory payments of any nature whatsoever, including without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not;

•	any claim or demand made by purchasers, holders, lessors or other users of products or assets of the company, or individuals treated with such products, for damages or losses related to such use or treatment;

•	any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations proceedings or notices of noncompliance or violation by any governmental entity or other person alleging potential responsibility or liability (including potential responsibility or liability for costs of enforcement, investigation, cleanup, governmental response, removal or remediation, for natural resources damages, property damage, personal injuries, or penalties or contribution, indemnification, cost recovery, compensation, or injunctive relief) arising out of, based on or related to (i) the presence of, release spill, emission, leaking, dumping, pouting, deposit, disposal, discharge, leaching or mitigation into the environment (each a “Release”) or threatened Release of, or exposure to, any hazardous, toxic, explosive or radioactive substance, wastes or other substances or wastes of any nature regulated pursuant to any environmental law, at any location, whether or not owned, operated, leased or managed by the company or any of its subsidiaries, or (ii) circumstances forming the basis of any violation of any environmental law, environmental permit, license, registration or other authorization required under applicable environmental and/or public health law;

•	actions in connection with the company’s development, use, sale, licensing, distribution, marketing or offer of products and/or services;

•	resolutions and/or actions relating to a merger of the company and/or of its subsidiaries and/or affiliates, the issuance of shares or securities exercisable into shares of the company, changing the share capital of the company, formation of subsidiaries, reorganization, winding up or sale of all or part of the business, operations or shares of the company;

•	resolutions and/or actions relating to investments in the company and/or its subsidiaries and/or affiliated companies and/or the purchase or sale of assets, including the purchase or sale of companies and/or businesses, and/or investments in corporate or other entities and/or investments in traded securities and/or any other form of investment; and

•	any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity or other person alleging the failure to comply with any statute, law, ordinance, rule, regulation, order or decree of any of its subsidiaries and/or affiliates, or any of their respective business operations.

EXECUTIVE AND DIRECTOR COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes the material elements of our compensation structure and explains our compensation objectives, policies and practices and with respect to our named executive officers, which include our Chief Executive Officer, two executive officers who, at various times during fiscal 2006, served as our principal financial officer, and two other highly-compensated executive officers as determined in accordance with applicable SEC rules.

Objectives of Our Executive Compensation Programs

Our board of directors strives to ensure that our compensation programs serve to motivate and retain our named executive officers and, therefore, to serve the best interests of our shareholders. We provide what we believe is a competitive total compensation package to our named executive officers through a combination of base salary, annual cash incentive bonuses, long-term equity incentive compensation and broad-based benefits programs.

Our compensation programs for our named executive officers are designed to achieve the following objectives:

•	attract and retain talented and experienced executives in the highly competitive, aesthetic device industry;

•	motivate and reward executives whose knowledge, skills and performance are critical to our success;

•	provide a competitive compensation package which is weighted heavily towards pay for performance, and in which a significant portion of total compensation is determined by company and individual performance results and the creation of shareholder value;

•	ensure fairness among the named executive officers by recognizing the contributions each named executive officer makes to our success;

•	foster a shared commitment among named executive officers by coordinating their company and individual goals; and

•	motivate our named executive officers to manage our business to meet our short- and long-term objectives, and reward them for meeting these objectives.

Our Executive Compensation Programs

Our executive compensation programs consist of base salary, annual cash incentive bonuses, long-term equity incentive compensation and broad-based benefits programs. We believe it is important that the interests of our named executive officers are aligned with those of our shareholders; therefore, equity incentive compensation in the form of options for ordinary shares constitutes a significant portion of our total executive compensation. We also provide annual cash incentive bonuses that are described below. See “— Annual Cash Incentive Bonuses.”

Within the context of the overall objectives of our compensation programs, we determined the specific amounts of compensation to be paid to each of our named executive officers in fiscal 2006 based on a number of factors including:

•	our understanding of the amount of compensation generally paid by comparable companies to their named executive officers with similar roles and responsibilities;

•	the roles and responsibilities of our named executive officers;

•	the individual experience and skills of, and expected contributions from, our named executive officers;

•	the amounts of compensation being paid to our other executives;

•	our named executive officers’ historical compensation at our company; and

•	any contractual commitments we have made to our named executive officers regarding compensation.

We discuss each of the primary elements of our executive compensation in detail below. While we have identified particular compensation objectives that each element of executive compensation serves, our compensation programs are designed to complement each other and collectively serve all of our executive compensation objectives described above. Accordingly, whether or not specifically mentioned below, we believe that, as a part of our overall executive compensation, each element to a greater or lesser extent serves each of our objectives.

Historically, we have not engaged a compensation consultant or engaged in any “benchmarking.” However, we have strived to ensure that our compensation programs are competitive in the industry in which we compete for talent. To do so, we have relied on the knowledge and experience of our board of directors, several of whom have either historically served or presently serve as directors of other companies. In addition, we have considered the compensation paid to our named executive officers by their former employers to the extent relevant.

Base Salary

We believe that a competitive base salary is a necessary element of any compensation program that is designed to attract and retain talented and experienced executive officers. We also believe that attractive base salaries can motivate and reward executive officers for their overall performance. Our named executive officers’ base salaries reflect the initial base salaries that we negotiated with each of our named executive officers at the time of his or her initial employment or promotion and any subsequent adjustments to these amounts will reflect market increases, the growth and stage of development of our company, our named executive officers’ performance and increased experience, any changes in our named executive officers’ roles and responsibilities and other factors. The initial base salaries that we negotiated with our named executive officers were based on our understanding of base salaries for comparable positions at comparable companies such as Candela Corporation, Palomar Medical Technologies, Inc. and Thermage, Inc. at the time, the individual experience and skills of, and expected contribution from, each named executive officer, the roles and responsibilities of the executive and the base salaries of our existing executives.

We hired Mr. Kelly as our Chief Executive Officer in September 2006 and established his base salary at $400,000 per year based on our negotiations with him and his compensation at his prior employment. In 2006, the base salary for Dr. Karni, our president, was approximately $299,315. The base salary for Mr. Wjuniski, who served as the president and chief executive officer of Alma Lasers, Inc., our wholly-owned U.S. subsidiary for a portion of 2006, was $240,000 per year. The base salary for Mr. Suher, who served as our chief financial officer for a portion of 2006, was approximately $44,937. The base salary for Ms. Keinan, who served as our principal financial officer for a portion of 2006, was approximately $35,380. There were no increases in base salary during the 2006 fiscal year.

Annual Cash Incentive Bonuses

The primary objective of our annual cash incentive bonuses is to motivate and reward our named executive officers for meeting short-term objectives relating to the named executive officer’s overall performance.

As established in his employment agreement, Mr. Kelly is eligible to receive an annual cash incentive bonus targeted at 30% of his base salary based upon his performance as measured against performance goals established by us, including certain financial measures and the achievement of strategic objectives. For 2006, pursuant to the terms of his employment agreement, Mr. Kelly received a one-time guaranteed pro rata portion of his annual bonus in the amount of $40,000 because he joined us in August 2006. As established in his employment agreement, Dr. Karni is entitled to receive a quarterly bonus in an amount equal to (i) 1% of the worldwide sales of our company and its affiliates and (ii) 2% of the pre-tax profit of our company and its affiliates during each fiscal quarter. If Dr. Karni’s employment is terminated for any reason, during a fiscal quarter, he will be entitled to receive the fiscal quarter bonus through the date of termination only. For 2006, pursuant to the terms of his employment agreement, Dr. Karni received approximately $682,326 in bonus compensation. As established in his employment agreement, which was terminated on September 29, 2006, Mr. Wjuniski was entitled to receive a quarterly bonus in an amount equal to 1% of the quarterly sales of Alma Lasers, Inc., our wholly-owned U.S. subsidiary, in the territories in which it had exclusivity. Mr. Wjuniski was also eligible for an additional bonus of $40,000 based on our annual revenue. As a result of his termination, Mr. Wjuniski was entitled to receive the fiscal quarter bonus through the date of termination only. For 2006, Mr. Wjuniski earned a bonus of approximately $239,401. As established in his employment agreement, which was terminated on May 1, 2006, Mr. Suher was entitled to receive a quarterly bonus in an amount equal to 0.2% of the worldwide sales of our company and its affiliates during each fiscal quarter. For 2006, Mr. Suher was paid a partial bonus of approximately $5,911 prior to his termination.

During 2006 we did not have a management incentive bonus plan in place. However, in connection with the completion of our initial public offering, our board of directors intends to adopt a management incentive bonus plan to ensure that some portion of a named executive officer’s overall cash compensation is contingent upon achieving predetermined corporate objectives.

Long-Term Equity Compensation

We grant long-term equity incentive awards in the form of options for ordinary shares to our named executive officers as part of our total compensation package. We use long-term equity incentive awards in order to align the interests of our named executive officers and our shareholders by providing our named executive officers with strong incentives to increase shareholder value and a significant reward for doing so. Our decisions regarding the amount and type of long-term equity incentive compensation and relative weighting of these awards among total executive compensation have also been based on our understanding of market practices of comparable companies such as Candela Corporation, Palomar Medical Technologies, Inc., and Thermage, Inc. and our negotiations with our named executive officers in connection with their initial employment or promotion by our company.

In 2006, we made grants of equity incentive awards to our named executive officers pursuant to individual employment arrangements. In the future, we will make grants of equity incentive awards to our named executive officers, on a periodic, but not necessarily annual, basis. All such grants will be subject to approval by our board of directors at regularly scheduled meetings throughout the year. The date of grant and the fair market value of the award will be based upon the date of the board meeting. At that time, we will consider a number of factors in determining the number of options, if any, to grant to our named executive officers, including:

•	the number of ordinary shares subject to, and exercise price of, outstanding options, both vested and unvested, held by our named executive officers;

•	the vesting schedule of the unvested options held by our named executive officers; and

•	the amount and percentage of our total equity on a diluted basis held by our named executive officers.

Option awards for our ordinary shares provide our named executive officers with the right to purchase our ordinary shares at a fixed exercise price typically for a period of up to ten years, subject to continued employment with our company. Options are earned on the basis of continued service to us and have generally vested over four years, beginning with one-fourth vesting one year after the date of grant, then pro-rata vesting monthly thereafter. Options granted prior to September 2006 vested over three years, beginning with one-third vesting after the date of grant, then pro-rata vesting monthly thereafter.

In 2006, our board of directors granted Mr. Kelly options to purchase 18,374,775 ordinary shares, pursuant to the terms of his employment agreement. This amount was approximately 2.5% of our outstanding shares, warrants and options as of the time we entered into an agreement with Mr. Kelly. Our board of directors also granted 1,350,000 options to Ms. Keinan, pursuant to the terms of her employment agreement.

Broad-Based Benefits Programs

All full-time employees, including our named executive officers, may participate in our health and welfare benefit programs, including medical, dental and vision care coverage, disability insurance and life insurance, employee share purchase plan and our 401(k) plan. We also lease company cars and cellular telephones for use by certain of our named executive officers based in Israel. Consistent with our compensation philosophy, we intend to continue to maintain our current benefits and perquisites for our named executive officers. Our board of directors in its discretion may revise, amend or add to the officer’s executive benefits and perquisites if it deems it advisable. We do not believe it is necessary for the attraction or retention of management talent to provide the officers with a substantial amount of compensation in the form of perquisites.

Summary of Executive Compensation

The following table sets forth certain information with respect to compensation for the year ended December 31, 2006 earned by or paid to our named executive officers, which includes our Chief Executive Officer, two executive officers who, at various times during fiscal 2006, served as our principal financial officer, and two other highly-compensated executive officers as determined in accordance with applicable SEC rules.

Summary Compensation Table

Name and Principal				Option	All Other
Position	Year	Salary	Bonus	Awards(1)	Compensation(2)	Total

Howard V. Kelly	2006	$133,332	$40,000	$135,686	$8,767	$317,785
Chief Executive Officer(3)
Ziv Karni	2006	299,315	682,326	5,182,087	166,756	6,330,484
President(4)
Mauro Wjuniski	2006	240,000	239,401	2,590,872	12,155	3,082,428
Former President and Chief Executive Officer of Alma Lasers, Inc.(5)
Yaron Suher	2006	44,937	5,911	518,174	19,036	588,058
Former Chief Financial Officer(6)
Adi Keinan	2006	35,380	3,257	22,892	18,461	79,990
Former Principal Financial Officer(7)

(1)	Based on the U.S. dollar amount recognized for financial statement reporting purposes with respect to the year ended December 31, 2006 in accordance with SFAS 123R, excluding the impact of forfeitures, and assuming that we used the modified prospective transition method for reporting awards granted prior to 2006. The assumptions we used for calculating the grant date fair values are set forth in note 15 to our consolidated financial statements included in this prospectus.

(2)	All Other Compensation details:

								Tax Gross for
								Car, Management
								Insurance
		401(k)		Israeli	Israeli	Cellular		and Israeli
		Matching	Insurance	Social	Social	Phone	Car	Training
Name	Year	Contribution	Premium Paid	Security	Benefits	Expenses	Allowance	Allowance

Howard Kelly	2006	$—	$6,767	$—	$—	$2,000	$—	$—
Ziv Karni, Ph.D.	2006	—	—	5,336	69,716	5,703	7,748	78,253
Mauro Wjuniski	2006	3,750	6,405	—	—	2,000	—	—
Yaron Suher	2006	—	—	1,802	10,408	601	4,438	1,787
Adi Keinan	2006	—	—	2,321	8,214	1,214	6,712	—

(3)	Mr. Kelly joined our company in September 2006 and his annual base salary was $400,000. Mr. Kelly’s guaranteed pro rata bonus was $40,000.

(4)	Dr. Karni was our Chief Executive Officer until August 31, 2006. Based on his employment agreement, Dr. Karni received a quarterly bonus in the amount equal to (i) 1% of the worldwide sales of our company and its affiliates and (ii) 2% of the pre-tax profit of our company and its affiliates. Pursuant to the terms of his employment agreement, Dr. Karni had use of a company paid car and a cellular phone.

(5)	Pursuant to the terms of his employment agreement, Mr. Wjuniski had use of a company paid cellular phone.

(6)	Mr. Suher served as our principal financial officer from June 2005 to May 2006. Mr. Suher left our company in May 2006.

(7)	Ms. Keinan served as our principal financial officer from May 2006 to January 2007.

Grants of Plan-Based Awards

The following table sets forth certain information with respect to grants of plan-based awards for the year ended December 31, 2006 granted by our board of directors to our named executive officers.

2006 Grants of Plan-Based Awards

		All Other Option	Exercise or
		Awards: Number	Base Price
		of Securities	of Option	Grant Date
	Grant	Underlying	Awards	Fair Value
Name	Date	Options (#)	($/Sh)	(1)

Howard V. Kelly	9/1/2006	18,374,775	$0.17	$3,123,712
Ziv Karni	—	—	—	—
Mauro Wjuniski	—	—	—	—
Yaron Suher	—	—	—	—
Adi Keinan	5/8/2006	1,350,000	0.15	202,500

(1)	Based on the aggregate grant date fair value computed in accordance with SFAS 123R. The assumptions we used for calculating the grant date fair values are set forth in note 15 to our consolidated financial statements included in this prospectus.

Discussion of Summary Compensation and Grants of Plan-Based Awards Tables

Our executive compensation policies and practices, pursuant to which the compensation set forth in the Summary Compensation Table and the 2006 Grants of Plan Based Awards Table was paid or awarded, are described above under “— Compensation Discussion and Analysis.” A summary of certain material terms of our compensation plans and arrangements is set forth below. The following descriptions of the offer letters and employment agreements are intended to be fair summaries but are qualified in their entirety by reference to the actual agreements, and in case of any conflict between any description and the agreements, the terms of the agreements govern.

Employment Arrangements

Howard V. Kelly, our Chief Executive Officer, executed an offer letter on August 28, 2006. The offer letter provides for at-will employment without any specific term. The offer letter establishes his annual base salary at $400,000. Mr. Kelly will be eligible to receive an annual performance bonus of up to 30% of his base salary pursuant to achievement of certain company milestones agreed upon in advance by Mr. Kelly and our board of directors. For 2006, pursuant to the terms of his offer, Mr. Kelly received a one-time guaranteed pro rata portion of his annual bonus of $40,000. Pursuant to the offer letter, Mr. Kelly received an equity grant in the form of options to purchase 18,374,775 ordinary shares at an exercise price of $0.17 per ordinary share. The options vest over four years with 25% of the options vesting upon the first anniversary of Mr. Kelly’s employment and the remaining 75% vesting monthly in equal installments over the remaining three years. In the event there is a change of control, then the vesting of any options held by Mr. Kelly at the time of such event automatically accelerate so that 100% of the number of options held will be vested and exercisable. Change of control is defined in the offer letter as (1) a sale of all or substantially all of our company’s assets or (2) any merger, consolidation or other business combination of us with or into another corporation, entity or person other than (a) a transaction in which the holders of at least a majority of the shares of voting capital of our company continue to hold a majority after the transaction or (b) any transaction involving newly issued equity securities solely for cash. An initial public offering by our company does not constitute a change of control. If Mr. Kelly’s employment is terminated without cause or as a result of death or disability, he will be entitled to continued payment of twelve months salary and continued health benefits. Upon termination, Mr. Kelly’s options will cease to vest upon the termination date and based on the 2005 Share Option Plan, he will have 90 days in which to exercise his vested options. Mr. Kelly’s offer letter also includes non-competition and non-solicitation provisions that prevent him from competing directly or indirectly against us for twelve months after he ceases employment.

Dr. Ziv Karni, our President and head of research and development, executed an employment agreement on January 1, 2005. The employment agreement provides for at-will employment without any specific term. The employment agreement establishes his annual base salary at $300,000. Dr. Karni shall be entitled to receive a quarterly bonus in an amount equal to (i) 1% of the worldwide sales of our company and its affiliates, and (ii) 2% of the pre-tax profit of our company and its affiliates during each fiscal quarter. If Dr. Karni’s employment is terminated during a fiscal quarter, he will be entitled to receive the fiscal quarter bonus through the date of termination only. As agreed upon in his employment agreement, 70% of his quarterly bonus payments is to be paid each fiscal quarter and the remaining 30% is paid on an annual basis. Pursuant to his employment agreement, Dr. Karni was granted options to purchase 45,273,000 ordinary shares at an exercise price of $0.01 per ordinary share. The options vest over three years annually and are subject to the terms and conditions of our company’s share option plan. All unvested options shall vest immediately prior to our initial public offering. During his employment with us, Dr. Karni will have use of a leased company car and cellular phone. If Dr. Karni’s employment is terminated, whether by Dr. Karni or us, he will be entitled to full severance payment in the amount prescribed under applicable Israeli law. If Dr. Karni is dismissed under the circumstances defined in Section 16 and/or Section 17 of the Severance Pay Law, 1963, such as for theft, embezzlement or competing with us while employed by us, then Dr. Karni will not be entitled to any severance payment. Upon termination, Dr. Karni will be entitled to receive his quarterly bonus for the fiscal quarter through the date of termination. As part of his employment agreement, there are confidential and non-disclosure provisions relating to our company information as well as a non-compete provision which prevents him from competing directly or indirectly against us for one year after he ceases employment.

Mauro Wjuniski, the former president and chief executive officer of Alma Lasers, Inc., our wholly-owned U.S. subsidiary, executed an employment agreement on January 1, 2005 and was terminated on September 29, 2006. The employment agreement provided for at-will employment without any specific term. The employment agreement established his annual base salary at $240,000. He was entitled to receive a quarterly bonus in an amount equal to 1% of the quarterly sales of Alma Lasers, Inc. in the territories in which it had exclusivity. As agreed upon in his employment agreement, 70% of his quarterly bonus payments were paid each fiscal quarter and the remaining 30% was paid on an annual basis. Mr. Wjuniski was also eligible for an additional bonus of $40,000 based on our annual revenue. Pursuant to his employment agreement, Mr. Wjuniski was granted options to purchase 22,635,000 ordinary shares at an exercise price of $0.01 per ordinary share. The options vest over three years and are subject to the terms and conditions of our share option plan. Mr. Wjuniski did not have any options outstanding at the time of his termination. During his employment with us, we paid for Mr. Wjuniski to have use of a cellular phone. Mr. Wjuniski was entitled to participate in a qualified, tax deferred 401(k) contribution plan and medical plan approved by our board of directors. Upon termination, Mr. Wjuniski was entitled to receive his quarterly bonus for the fiscal quarter through the date of termination but was not entitled to any other benefits. As part of his employment agreement, there were confidentiality and non-disclosure provisions relating to our company information as well as a non-compete provision which prevented him from competing directly or indirectly against us for one year after he ceased employment.

Yaron Suher, our former chief financial officer, executed an employment agreement on June 1, 2005. Mr. Suher’s employment with us was terminated on May 1, 2006. The employment agreement provided for at-

will employment without any specific term. The employment agreement established his annual base salary at approximately $142,123 and for 2006 he received approximately $44,937 until his employment was terminated. During his employment with us, Mr. Suher had use of a leased company car and cellular phone. Mr. Suher was entitled to receive a quarterly bonus in an amount equal to 0.2% of the worldwide sales of our company and its affiliates each fiscal quarter. As agreed upon in his employment agreement, 70% of his quarterly bonus payments were paid each fiscal quarter and the remaining 30% was paid on an annual basis. Pursuant to his employment agreement, Mr. Suher was granted options to purchase 9,054,000 ordinary shares at an exercise price of $0.01 per ordinary share. The options were subject to a three year vesting schedule and to the terms and conditions of our company’s share option plan. As part of his agreement, there were confidential and non-disclosure provisions relating to our company information as well as a non-compete provision which prevented him from competing directly or indirectly against us for one year after he ceased employment.

Adi Keinan, our former interim financial officer, executed an offer letter on January 2, 2006. The offer letter provided for at-will employment without any specific term. The offer letter established her annual base salary at approximately $35,380. During her employment with us, Ms. Keinan had the use of a leased company car and cellular phone. Pursuant to her offer letter, Ms. Keinan was granted options to purchase 1,350,000 ordinary shares at an exercise price of $0.15 per ordinary share.

Share Option Plans

We have adopted two equity incentive plans, each of which is subject to Israeli law: the 2005 Share Option Plan, or the 2005 Plan, and the 2007 Stock Option and Grant Plan, or the 2007 Plan.

2007 Share Option and Grant Plan

Our 2007 Plan includes an addendum that applies Section 102 of the Israeli Income Tax Ordinance, or Section 102, which provides certain tax benefits in connection with share-based compensation to Israeli employees, officers and directors who are granted options or shares under that plan. The 2007 Plan was adopted by our board of directors in April 2007 and we expect it will be approved by our shareholders in January 2008. We reserved 143,013,000 ordinary shares of our company for the issuance of awards under the 2007 Plan. This number is subject to adjustment in the event of any share split, dividend, recapitalization, merger, reorganization, or change in our capitalization.

The 2007 Plan is administered by the board of directors of our company, or a committee to which the board of directors shall have delegated power to act on its behalf with respect to the 2007 Plan. The administrator of the 2007 Plan has power and authority to select the participants to whom awards will be granted, to determine the time of grant, determine the form and number of ordinary shares to be awarded, to modify the terms and conditions, including restrictions and to accelerate the exercisability or vesting of any portion of an award, subject to and not inconsistent with the provisions of the 2007 Plan.

Under our 2007 Plan, we may grant restricted shares, unrestricted shares and options to purchase our ordinary shares. Restricted shares may be subject to vesting and other conditions imposed by the compensation committee and unrestricted shares are free of any vesting restrictions.

An option is the right to purchase our ordinary shares at a fixed price for a fixed period of time and generally is subject to a vesting requirement. We typically grant options subject to a four-year vesting period, with 25% of the total award vesting after one year and the remainder vesting in equal monthly installments thereafter for 36 months. Any options granted under the 2007 Plan to participants in the United States will be either “incentive stock options” which may be eligible for special tax treatment under the Internal Revenue Code of 1986, or options other than incentive stock options (referred to as “nonqualified stock options”), as determined by our compensation committee and stated in the option agreement. The exercise price is set by our plan administrator and cannot be less than 100% of the fair market value of our ordinary shares on the date of grant, or, in the case of incentive options granted to an employee who owns 10% or more of total combined voting power of our ordinary shares, or a 10% owner, the exercise price cannot be less than 110% of the fair market value of our ordinary shares on the date grant. The term of an option may not exceed ten years or five years in the case of incentive options granted to a 10% owner. Generally, any option not exercised within ten years of the grant date will expire.

After an optionee’s employment with us is terminated, he or she may exercise his or her vested options for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the vested option will remain exercisable for twelve months; if termination is for cause, the option may no longer be exercised; and, in all other cases, the vested options will remain exercisable for three months. However, an option may not be exercised later than its expiration date. Upon exercise of a nonqualified option by an employee, we receive the tax benefit of the difference between the exercise price and the market price as the employee receives ordinary income and we receive an equivalent compensation expense deduction.

Israeli participants in the 2007 Plan may be granted options subject to Section 102. Section 102 allows employees, directors and officers, who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options. We have elected to issue our options and shares under the capital gains tax track. To comply with the capital gains track, all options and shares issued under the 2007 Plan, as well as any shares received subsequently following any realization of rights with respect to such options and shares, are granted to a trustee and should be held by the trustee for a period of two years from the date of allocation to the trustee.

Based on Israeli law currently in effect and the election of the capital gains tax track, and provided that options, restricted shares and unrestricted shares granted or, upon their exercise or vesting, the underlying shares, issued under the plan are held by a trustee for the two years following the date in which such awards are granted, our Israeli-resident employees, officers and directors will be (i) entitled to defer any taxable event with respect to the awards until the underlying shares are sold, and (ii) subject to capital gains tax of 25% on the sale of the shares. However, if we grant awards at a value below the underlying shares’ market value (as defined in Section 102) at the date of grant, the 25% capital gains tax rate will apply only with respect to capital gains in excess of the underlying shares’ market value at the date of grant and the remaining capital gains will be taxed at the grantee’s regular tax rate.

Any option granted under the 2007 Plan to participants in Israel may be eligible for special tax treatment. Under the capital gains tax track we are not allowed to deduct an expense with respect to the issuance of the options or shares. Under certain conditions we will be able to change our election with respect to future grants under the 2007 Plan. In addition, we will be able to make a different election under a new plan.

Based on our 2007 Plan, upon the consummation of a “sale event” as defined in our 2007 Plan, all options issued under our 2007 Plan shall terminate upon the effective time of any such sale event unless the parties involved, in their sole discretion, decide to have the successor entity assume, continue or substitute such options issued. In the event of termination of our 2007 Plan and all options issued under our 2007 Plan, each holder of options will be permitted within a specified period of time prior to such sale event to exercise all such options which are then exercisable or will become exercisable as of the effective time of such sale event.

2005 Share Option Plan

Our 2005 Plan, was adopted under Section 102 which provides certain tax benefits in connection with share-based compensation to employees, officers and directors who are not controlling shareholders and are considered Israeli residents for tax purposes. The 2005 Plan was adopted by our board of directors in January 2005 and approved by our shareholders in March 2006 in conjunction with increasing the size of the option pool. The 2005 Plan permits us to make grants of options for ordinary shares of our company. We reserved 107,658,375 ordinary shares of our company for the issuance of awards under the 2005 Plan. This number is subject to adjustment in the event of any share split, dividend, recapitalization, merger, reorganization, or change in our capitalization.

The 2005 Plan is administered by our board of directors, or a committee to which the board of directors shall have delegated power to act on its behalf with respect to the 2005 Plan. The administrator of the 2005 Plan has full power and authority to select the participants to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of the 2005 Plan.

All of our full-time and part-time officers, employees, non-employee directors and other key persons (including consultants and prospective employees) are eligible to participate in the 2005 Plan, subject to the discretion of the administrator subject to certain limits on individual grants.

We have elected to issue our options and shares under the capital gains track. To comply with the capital gains track, all options and shares issued under the plan, as well as any shares received following any realization of rights with respect to such options, are granted to a trustee and must be held by the trustee for a period of two years from the date of allocation to the trustee.

Options granted pursuant to option agreements administered under the 2005 Plan generally vest over a period of three years with 33.3% vesting on the first anniversary of the grant date and each subsequent anniversary. Options generally expire seven years from the grant date. If we terminate the employment of an employee for cause, all of his or her vested and unvested options expire immediately. If we terminate the employment of an employee for any other reason, the employee may exercise his or her vested options within 90 days of the date of termination. Upon termination of employment due to death, retirement or disability, an employee or his or her estate may exercise his or her vested options within six months from the date of death, retirement or disability. Any expired options return to the plan for reissuance.

As of November 30, 2007, our board of directors has granted 113,447,377 options that are outstanding (92,207,235 were granted under the 2005 Plan and 21,240,142 were granted under the 2007 Plan), of which 48,461,514 are vested and exercisable.

Pension Benefits

Our Israeli employees and we both contribute to several employee benefit funds, including a continuing education fund to which we contribute 7.5% of each monthly gross salary payment and each employee contributes an amount not exceeding 2.5% of his or her monthly gross salary.

We also maintain managers insurance, or “Bituach Menahalim,” for the benefit of our Israeli employees. We contribute an amount equal to 13.33% of each monthly gross salary, of which 8.33% is designated for contingent severance payments and 5% is designated for pension, and each employee contributes 5% of his or her monthly gross salary payment toward the premiums payable in respect of such insurance. We also maintain disability insurance for the exclusive benefit of our employees. For such insurance, we contribute an amount not exceeding 2.5% of each monthly gross salary payment.

None of our named executive officers participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us.

Outstanding Equity Awards

The following table sets forth certain information with respect to outstanding equity awards at December 31, 2006 granted by our board of directors with respect to the named executive officers.

Outstanding Equity Awards at Fiscal Year End 2006

	Option Awards(1)
	Number of Securities	Number of Securities
	Underlying	Underlying	Option
	Unexercised Options	Unexercised Options	Exercise	Option
Name	Exercisable(2)	Unexercisable(3)	Price	Expiration Date

Howard Kelly	—	18,374,775	$0.17	9/1/2016
Ziv Karni	5,940,000	2,970,000	0.01	7/30/2015
Mauro Wjuniski	—	—	—	—
Yaron Suher	549,000	297,000	0.01	7/30/2015
Adi Keinan	—	1,350,000	0.15	5/8/2016

(1)	We did not grant any stock awards to our named executive officers.

(2)	All options may be exercised at any time, whether vested or not, but, upon termination of employment, we may repurchase any unvested shares at the exercise price paid for the shares.

For each of Mr. Karni, Mr. Wjuniski and Mr. Suher, each option is subject to a three year vesting period, with 33.3% of the total award vesting each year after the grant date. The expiration date for each option is the date that is ten years after the grant date.

For Mr. Kelly, each option is subject to a four-year vesting period, with 25% of the total award vesting one year after the grant date and the remainder vesting in equal monthly installments each month thereafter for 36 months, subject to continued employment; and the expiration date for each option is the date that is ten years after the grant date.

See “Potential Payments Upon Termination or Change-in-Control” for a description of the acceleration provisions upon termination or change-in-control.

(3)	The vesting terms are described in footnote 2 above.

Potential Payments Upon Termination or Change-in-Control

We have entered into certain agreements with our named executive officers and maintain certain benefit plans that may require us to make certain payments an/or provide certain benefits to the named executive officers in the event of a termination of employment or a chance of control. Additionally, these named executive officers will be entitled to payment for any accrued unused vacation time. Notwithstanding the foregoing, our obligation to make these severance payments to any of these named executive officers is subject to that executive’s continued compliance with his confidentiality, non-compete and non-solicitation obligations under that individual’s employment arrangement with us. We have agreed to provide severance payments to these named executive officers in these circumstances based on our negotiations with each of our named executive officers at the time they joined our company and in order to provide a total compensation package that we believed to be competitive. The following tables and narrative disclosure summarize the potential payments to each named executive officer assuming that one of the events listed in the tables below occurs. The tables assume that the event occurred on December 31, 2006, the last day of our fiscal year. For purposes of estimating the value of amounts of equity compensation to be received in the event of a termination of employment or change of control, we have assumed a price per share of $     , which represents the midpoint of the estimated range set forth on the cover page of this prospectus.

Based on our 2007 Plan, upon the consummation of a “sale event” as defined in our 2007 Plan, all options issued shall terminate upon the effective time of any such sale event unless the parties involved, in their sole discretion, decide to have the successor entity assume, continue or substitute such options issued. In the event of termination of our 2007 Plan and all options issued under that plan, each holder of options will be permitted within a specified period of time prior to such sale event to exercise all such options which are then exercisable or will become exercisable as of the effective time of such sale event.

A “sale event” under our 2007 Plan is defined as the consummation of (i) our dissolution or liquidation, (ii) the sale of all or substantially all of our assets on a consolidated basis to an unrelated person or entity, (iii) a merger, reorganization or consolidation in which our outstanding shares are converted into or exchanged for securities of a successor entity and the holders of our outstanding voting power immediately prior to such transaction do not own at least a majority of the outstanding voting power of the successor entity immediately upon completion of such transaction, (iv) the sale of all or a majority of our share capital or shares to an unrelated person or entity, or (v) any other transaction in which the holders of our outstanding voting power immediately prior to such transaction do not own at least a majority of the outstanding voting power of us or a successor entity immediately upon completion of the transaction. Notwithstanding anything herein to the contrary, our initial public offering will not constitute a sale event.

Mr. Suher and Ms. Keinan each served as the principal financial officer during fiscal year 2006. Mr. Suher’s employment with our company ended during fiscal year 2006 and he did not receive any compensation pursuant to his termination, so a summary of his potential payments upon termination or change in control is not relevant and is not reflected below. Ms. Keinan’s employment agreement does not provide for any potential payments upon termination or change in control provisions, other than severance payments as required by Israeli law for all employees.

Howard Kelly

Mr. Kelly’s employment arrangement contains a change of control provision. Change of control is defined as (1) a sale of all or substantially all of our company’s assets; (2) any merger, consolidation or other business combination transaction of our company with or into another corporation, entity or person, other than a transaction in which the holders of at least a majority of the shares of voting capital stock of our company outstanding immediately prior to such transaction continue to hold (either by such shares remaining outstanding or by their being converted into shares of voting capital stock of the surviving entity) a majority of the total voting power represented by the shares of voting capital stock of our company (or surviving entity) outstanding immediately after such transaction, and other than any newly issued equity securities solely for cash. An initial public offering by our company does not constitute a change of control.

In the case of termination by us without cause as defined in his employment agreement or as a result of death or disability, Mr. Kelly is entitled to receive a lump sum payment to equal twelve months of his base salary. Additionally, Mr. Kelly will receive the partially employer-subsidized continuation of group health plan benefits for his severance period. Options held by Mr. Kelly will cease to vest on the date of termination, and he will have 90 days in which to exercise his vested options. In some circumstances, such as involving a change of control, all outstanding options held by Mr. Kelly will vest and become exercisable. If Mr. Kelly is terminated for cause, he will be entitled to receive his base salary through the date of termination, including accrued vacation days and all options, vested and unvested, will be cancelled.

	Involuntary Termination
Payments and Benefits	without Cause	Change of Control

Cash Severance	$400,000		$—
Share Option Acceleration(1)	—
Health Benefits	11,490		11,490

Total	$411,490	$

(1)	If a change-in-control had occurred on December 31, 2006, the value of 100% of any remaining unvested options granted under our 2007 Plan, assuming that the fair market value of our ordinary shares on that date was $ per share, the midpoint of the estimated range set forth on the cover page of this prospectus.

Dr. Ziv Karni

Pursuant to his employment agreement, either we or Dr. Karni may terminate his employment agreement without cause by providing nine months prior written notice. We shall be entitled to immediately terminate Dr. Karni’s employment for cause. In the case of termination by Dr. Karni, or by us without cause, he will be entitled to receive full severance payment in the amount prescribed under applicable law of the State of Israel. If his employment is terminated during a fiscal quarter, he shall be entitled to receive the performance bonus, as described above in the summary of his employment agreement, for such fiscal quarter through the date of termination.

In Dr. Karni’s employment agreement, “cause” is defined as a situation in which Dr. Karni: (i) breaches of any of the terms of the secrecy and nondisclosure, non-competition and development rights provisions of the employment agreement; (ii) engages in willful misconduct or acts in bad faith with respect to our company in connection with and related to the employment hereunder; (iii) is convicted of a serious crime or is held liable by a court of competent jurisdiction for fraud against our company; or (iv) fails to comply with the instructions of our company’s Board of Directors given in good faith; provided that, with respect to clauses (i) and (iv), if Dr. Karni has cured any such condition (that is reasonably susceptible to cure) within ten business days of the notice of committing such an act, then “cause” shall not deem to exist.

	Involuntary Termination
Payments and Benefits	without Cause	Change of Control

Cash Severance(1)	$168,836	$—
Share Option Acceleration	—	—
Health Benefits	—	—

Total	$168,836	$—

(1)	Includes $82,043 from insurance policy.

Mauro Wjuniski

Pursuant to his employment agreement, either we or Mr. Wjuniski may terminate his employment agreement without cause by providing nine months prior written notice. In the event that Mr. Wjuniski’s employment is terminated pursuant to death or disability, he shall continue to receive his base salary through the date of his death or disability. In the event that Mr. Wjuniski’s employment is terminated by us without cause, he shall be entitled to receive his base salary and other benefits for the nine months of the notice period. If his employment is terminated during a fiscal quarter, he shall be entitled to receive the performance bonus, as described above in the summary of his employment agreement, for such fiscal quarter through the date of termination. We shall be entitled to immediately terminate Mr. Wjuniski’s employment for cause, and he shall not be entitled to receive an additional base salary or other benefits.

In Mr. Wjuniski’s employment agreement, “cause” is defined as a situation in which Mr. Wjuniski: (i) breaches of any of the terms of the secrecy and nondisclosure, non-competition and development rights provisions of the employment agreement; (ii) engages in willful misconduct or acts in bad faith with respect to our company in connection with and related to the employment hereunder; (iii) is convicted of a felony or is held liable by a court of competent jurisdiction for fraud against our company; or (iv) fails to comply with the instructions of our company’s Board of Directors given in good faith; provided that, with respect to clauses (i) and (iv), if Mr. Wjuniski has cured any such condition (that is reasonably susceptible to cure) within ten business days of the notice of committing such an act, then “cause” shall not deem to exist.

	Involuntary Termination
Payments and Benefits	without Cause	Change of Control

Cash Severance	$180,000	$—
Share Option Acceleration	—	—
Health Benefits	6,780	—

Total	$186,780	$—

Proprietary Information and Inventions Agreements

Each of our named executive officers also has entered into a standard form agreement with respect to proprietary information and inventions. Among other things, this agreement obligates each named executive officer to refrain from disclosing any of our proprietary information received during the course of employment and, with some exceptions, to assign to us any inventions conceived or developed during the course of employment.

Director Compensation

We reimburse each member of our board of directors who is not an employee for reasonable travel and other expenses in connection with attending meetings of the board of directors or committees thereof. No amounts were reimbursed to our non-employee directors during 2006. We intend to adopt a new compensation policy for non-employee directors to be effective upon consummation of this offering. Outside directors may be compensated only in accordance with regulations adopted under the Companies Law. The compensation of an outside or non-employee director must be determined prior to the person’s consent to serve as an outside director. Compensation of all directors requires the approval of our audit committee, board of directors and shareholders, in that order.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions with Management and Others

Investment by Aesthetic Acquisition B.V. and Loans by TA Associates

General.  In 2005, our founder, Ziv Karni, and other significant shareholders determined that it would be prudent to diversify a portion of the shareholders’ net worth represented by their ownership interest in us. We sought a financial partner that would facilitate the objective of achieving financial diversity, as well as provide additional industry knowledge and expertise to help us execute our business plan. After meeting with several potential purchasers, we selected TA Associates, an unaffiliated private equity firm with substantial industry experience. On February 15, 2006, pursuant to a share purchase and redemption agreement with us, our shareholders and our option holders, Aesthetic Acquisition B.V., or Aesthetic, an entity indirectly owned by funds affiliated with TA Associates, consummated a transaction resulting in Aesthetic owning a 73.3% equity interest in us. The share purchase and redemption agreement was amended on March 22, 2006.

At the closing of such transaction, Aesthetic purchased 377,172,000 of our series A-1 preferred shares directly from our shareholders for a total purchase price of approximately $55.0 million. Concurrently with Aesthetic’s purchase of the series A-1 preferred shares, we paid a special cash dividend to our shareholders and option holders in an amount equal to approximately $8.1 million, and we redeemed and retired an aggregate of 240,003,000 ordinary shares from our shareholders and option holders for a total of approximately $27.0 million. We funded this special dividend and redemption in part through a $15.0 million term loan and a $5.0 million revolving credit facility (which was subsequently increased to $7.0 million in December 2007) from Bank Hapoalim B.M., our senior lender, and in part by selling 10.5% subordinated notes in a principal amount of approximately $15.0 million and 12,468,000 ordinary shares to funds affiliated with TA Associates.

Pursuant to the share purchase and redemption agreement, we and Aesthetic were required to make certain additional payments to our shareholders and option holders based upon the attainment of certain performance milestones. Upon the attainment of these certain milestones, we would be required to make a payment of up to $10.0 million and Aesthetic would be required to make a concurrent payment of up to $7.0 million, with each payment obligation bearing interest at a rate of 6.16% per annum. All such milestones were achieved and, in September 2007, we paid approximately $10.7 million in principal and interest and Aesthetic paid approximately $7.6 million in principal and interest to our shareholders and option holders.

In connection with the investment in us by Aesthetic, on March 23, 2006, we also issued two kinds of warrants to our shareholders and option holders. We issued warrants to purchase a total of 33,310,505 ordinary shares at an exercise price of $0.155 per ordinary share and warrants to purchase a total of 33,310,491 ordinary shares at an exercise price of $0.2325 per ordinary share. Instead of exercising a warrant by paying a cash exercise price, each holder of these warrants has the option, effective upon or immediately prior to our initial public offering, to elect to receive ordinary shares equal to the value of the warrant at that time.

In connection with the transactions contemplated by our share purchase and redemption agreement with Aesthetic, Ziv Karni, our president, director and significant shareholder, Mauro Wjuniski, an executive officer, and Yaron Suher, our former chief financial officer, each in their capacity as a shareholder received the following amounts and securities:

		Aggregate
		Purchase
		Price
	Number of	Received for	Number of		Aggregate
	Series A-1	Series A-1	Ordinary	Aggregate	Amount of
	Preferred	Preferred	Shares	Redemption	Special	Earn Out	Warrants
Holder	Shares Sold	Shares	Redeemed	Price	Dividend	Payment	Issued

Ziv Karni(1)	164,451,000	$23,980,793	104,646,000	$11,207,252	$3,397,683	$7,733,495	27,801,167
Mauro Wjuniski(2)	71,406,000	10,412,661	45,438,000	5,084,493	1,541,429	3,508,456	12,612,563
Yaron Suher	2,223,000	324,165	1,413,000	158,080	47,968	109,180	392,493

(1)	Includes amounts received by Noga Karni, Dr. Karni’s wife, who was shareholder at the time of the transaction.

(2)	Includes amounts received by Oxford Investment Overseas Corp. and Damsi Investment, LLC, which are entities owned by Mr. Wjuniski.

Series A-1 Preferred Shares.  Prior to our initial public offering, our articles of association contained certain rights and provisions relating to the series A-1 preferred shares purchased by Aesthetic under the share purchase and redemption agreement. Among other things, these provisions included voting rights, rights of first refusal, co-sale rights, drag-along rights, preemptive rights, put rights, and rights to receive up to approximately $62.6 million in preferential liquidation or sale transaction payments unless the preferred shares are first converted into ordinary shares. These provisions also require approval by the holders of series A-1 preferred shares in connection with certain transactions. Our articles of association also provide that, for so long as any series A-1 preferred shares remain outstanding, a majority of the series A-1 shares outstanding may designate two persons to our board of directors. Each of our directors designated by the holders of series A-1 preferred shares have three votes for every one vote of the other members of our board of directors. As Aesthetic owns all of our outstanding series A-1 preferred shares, it designated two of our directors: Ajit Nedungadi and David S.B. Lang. In addition to serving on our board of directors, Ajit Nedungadi is a director of Aesthetic and a Managing Director with TA Associates and David S.B. Lang is a senior advisor with TA Associates. Upon completion of our initial public offering, each of our series A-1 preferred shares will convert into one ordinary share and all such rights will be terminated. We expect that Ajit Nedungadi and David S.B. Lang will continue to serve on our board of directors.

Subordinated Notes.  As discussed above, in connection with Aesthetic’s investment in us under the share purchase and redemption agreement in March 2006, certain funds affiliated with TA Associates loaned us the principal amount of approximately $15.0 million in the form of 10.5% subordinated notes pursuant to a subordinated note purchase agreement. These notes mature on March 23, 2011 and bear interest at an annual rate of 10.5%. The subordinated note purchase agreement executed in connection with the issuance of the subordinated notes contains covenants, events of default and other customary provisions in favor of the lenders. Pursuant to the subordinated note purchase agreement, upon completion of our initial public offering, we expect to trigger a right entitling TA Associates to require us to redeem up to the entire outstanding balance under our subordinated debt facility at 101% of the principal amount, together with all accrued and unpaid interest if (i) TA Associates or its affiliates ceases to own and control, directly or indirectly, at least 51% of the outstanding voting equity interests in us, (ii) there is a change in equity ownership which would result in TA Associates or its affiliates to cease to have the power to elect the series A-1 preferred shares directors to our board of directors, or (iii) after we consummate (a) a merger or consolidation, the equity interest holders prior to the transaction do not represent a majority of the voting power of us after the transaction, (b) a sale or transfer of all or substantially all of our, including Alma Lasers, Inc., assets and (c) any plan or proposal for our liquidation, winding up or dissolution. Among other provisions, we shall not make any future obligation, commitment and/or payment, other than in the ordinary course of business, of any sum exceeding the aggregate annual sum of $7.5 million to any third party, without the prior written consent of the lenders. We expect that upon completion of our initial public offering, these subordinated notes will be

repurchased for $      million, representing $14,998,037 of principal and $      in accrued and unpaid interest, with proceeds from this offering.

Shareholders Agreement

In connection with the investment in us by Aesthetic, we entered into a shareholders agreement, dated as of March 23, 2006, with Aesthetic and our shareholders, including Ziv Karni, who is our president, director and a significant shareholder. The purpose of the shareholders agreement was to govern the relationship among the parties to the agreement. The shareholders agreement provides, among other things, the terms on which our securities held by these shareholders are to be transferred and voted. The shareholders agreement contains customary transfer restrictions, rights of first refusal and co-sale, preemptive rights, drag-along rights and voting obligations. For example, holders of our ordinary shares that are a party to this agreement are restricted from making certain transfers of their shares without the prior consent of Aesthetic. The shareholders agreement also enables Aesthetic to require certain other shareholders to participate in a sale event in which it elects to participate. A “sale event” is defined as a negotiated transaction whereby at least a majority of our shares held by Aesthetic vote to sell substantially all of our assets, sell a sufficient amount of our ordinary shares to trigger a change of control of us or cause us to merge with any non-affiliate.

Most of the provisions of the shareholders agreement, including those described above, terminate upon the closing of our initial public offering. However, there are three material provisions of the shareholders agreement that survive the closing of our initial public offering. In particular, the surviving provisions include our covenant to indemnify Aesthetic and the investment funds affiliated with TA Associates, subject to exceptions, for damages, expenses or losses arising out of, based upon or by reason of any third party or governmental claims relating to their status as a security holder, creditor, director, agent, representative or controlling person of us, or otherwise relating to their involvement with us. This covenant continues until the expiration of the applicable statute of limitations. In addition, we have covenanted to obtain a key person life insurance policy of at least $2.0 million on the life of Ziv Karni and named us as the beneficiary. Lastly, we have covenanted to obtain and maintain directors and officers’ liability insurance coverage of at least $5.0 million per occurrence, covering, among other things, violations of federal or state securities laws.

Management Rights Agreement

In connection with Aesthetic’s investment in us, we executed a management rights letter, dated as of March 23, 2006, with funds affiliated with TA Associates. Under the terms of this letter, the funds affiliated with TA Associates are entitled to consult with and advise us on material business issues, submit business proposals or suggestions to our senior management and to call a meeting with senior management to discuss such proposals or suggestions, and to inspect our facilities and examine our books and records. We did not pay any fees to, or receive any fees from, the funds affiliated with TA Associates in connection with these arrangements. We expect that upon completion of our initial public offering, this management rights agreement will be terminated.

Legal Services

The brother of our chief executive officer, Howard Kelly, is a partner at the law firm of Lock Lord Bissell & Liddell, which provided us with general corporate legal services during the year ended December 31, 2007 in the amount of approximately $145,000 (through October 31, 2007).

Indemnification and Employment Agreements

We have agreed to indemnify our directors and officers in certain circumstances. See “Management — Limitation of Liability and Indemnification.” We have also entered into offer letters and employment agreements with our named executive officers. See “Executive Compensation — Discussion of Summary Compensation and Grants of Plan-Based Awards Tables.”

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of November 30, 2007, and as adjusted to reflect the sale of ordinary shares offered by us in this offering, for:

•	each beneficial owner of more than 5% of our outstanding ordinary shares;

•	each of the selling shareholders;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, ordinary shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of November 30, 2007 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Percentage ownership calculations below are based on 531,234,000 shares outstanding as of November 30, 2007, which assumes the conversion of all of our outstanding preferred shares into an aggregate of 377,172,000 ordinary shares that will occur at the closing of this offering.

We have granted to the underwriters the option to purchase up to an additional           ordinary shares at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments, if any. Information in the following table assumes that the underwriters do not exercise their over-allotment option.

	Beneficial Ownership			Beneficial Ownership
	Prior to Offering			after Offering
	Shares		Shares	Shares
Name and Address of	Beneficially		Being	Beneficially
Beneficial Owner(1)	Owned	Percentage	Offered	Owned	Percentage

More Than 5% Holders
Aesthetic Acquisition B.V.(2)	389,640,000	73.3%
Directors and Executive Officers
Ziv Karni, Ph.D.(3)	93,702,167	16.5
Howard V. Kelly(4)	6,124,925	1.1
Thomas J. Hannon(5)	1,110,036	*
Isaiah Halivni	—	—
David S.B. Lang(6)	389,640,000	73.3
Ajit Nedungadi(7)	389,640,000	73.3
Michal Preminger, Ph.D.	—	—
Shlomo Markel, Ph.D.	—	—
All executive officers and directors as a group (8 persons)	490,577,128	85.3%

*	Represents less than 1% of the outstanding ordinary shares

(1)	Except as otherwise indicated, addresses are c/o Alma Lasers, Inc., 485 Half Day Road # 100, Buffalo Grove, Illinois 60089. The address of TA Associates, Inc., Mr. Lang and Mr. Nedungadi is c/o TA Associates, Inc., John Hancock Tower, 56th Floor, 200 Clarendon Street, Boston, Massachusetts 02116.

(2)	Amounts shown reflect the aggregate number of ordinary shares held by Aesthetic Acquisition B.V., an entity organized under the laws of the Netherlands, which is indirectly held and wholly owned by each of TA IX L.P., TA/Atlantic and Pacific V L.P., TA Strategic Partners Fund A L.P., TA Strategic Partners Fund B L.P., TA Investors II, L.P. and TA Subordinated Debt Fund, L.P. (collectively, the “TA Associates Funds”).

Investment and voting control of the TA Associates Funds is held by TA Associates, Inc. No shareholder, director or officer of TA Associates, Inc. has voting or investment power with respect to our ordinary shares held by the TA Associates Funds. Voting and investment power with respect to such shares is vested in a three-person investment committee consisting of the following employees of TA Associates: Messrs. Michael C. Child, C. Kevin Landry and P. Andrews McLane. Mr. Lang is a senior advisor of TA Associates, Inc. Mr. Nedungadi is a Managing Director of TA Associates, Inc., the manager of the general partner of TA IX L.P. and TA Subordinated Debt Fund L.P.; the manager of TA Investors II, L.P.; and the general partner of TA/Atlantic and Pacific V L.P., TA Strategic Partners Fund A L.P. and TA Strategic Partners Fund B L.P. Each of Mr. Nedungadi and Mr. Lang has been a member of our board of directors since March 2006. Each of Mr. Nedungadi and Mr. Lang disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein. See Notes 6 and 7 below.

(3)	Includes 225,000 ordinary shares and 16,646 warrants to purchase ordinary shares held by his wife, 27,784,521 warrants to purchase ordinary shares and 5,940,000 ordinary shares subject to options that are immediately exercisable or exercisable within 60 days of November 30, 2007. Also includes Dr. Karni’s remaining 2,970,000 ordinary shares subject to options that will vest immediately prior to the completion of our initial public offering.

(4)	Includes 6,124,925 shares subject to options that are immediately exercisable or exercisable within 60 days of November 30, 2007.

(5)	Includes 1,110,036 ordinary shares subject to options that are immediately exercisable or exercisable within 60 days of November 30, 2007.

(6)	Mr. Lang is a senior advisor of TA Associates, Inc. and may be considered to have beneficial ownership of TA Associates, Inc.’s interest in us. Mr. Lang disclaims beneficial ownership of all such shares, except to the extent of any pecuniary interest therein. Mr. Lang has been a member of our board of directors since March 2006. See Note 2 above.

(7)	Mr. Nedungadi is a managing director of TA Associates, Inc. and may be considered to have beneficial ownership of TA Associates, Inc.’s interest in us. Mr. Nedungadi disclaims beneficial ownership of all such shares, except to the extent of any pecuniary interest therein. Mr. Nedungadi has been a member of our board of directors since March 2006. See Note 2 above.

DESCRIPTION OF OUR SHARE CAPITAL

The following summary of provisions of our ordinary shares is not complete and a full understanding requires a review of our second amended and restated articles of association that will be included as an exhibit to the registration statement of which this prospectus forms a part, and the provisions of applicable law.

Share Capital

As of November 30, 2007, our authorized share capital consists of 1,022,828,000 ordinary shares and 377,172,000 series A-1 preferred shares, each with a par value of NIS 0.01 per ordinary share. Immediately upon the closing of this offering all of our outstanding preferred shares will automatically convert into an aggregate of 377,172,000 ordinary shares. Upon the closing of this offering, our authorized share capital will consist of ordinary shares, NIS 0.01 par value, of which           ordinary shares will be issued and outstanding.

The holders of our ordinary shares are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Holders of our ordinary shares are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available therefor.

In the event of our liquidation, dissolution or winding up, after payment of all of our debts and liabilities, the holders of our ordinary shares are entitled to share ratably in all assets. These rights may be affected by the grant of preferential liquidation or dividend rights to the holders of a class of shares that may be authorized in the future. Our ordinary shares to be outstanding upon completion of this offering will have no preemptive or conversion rights or other subscription rights.

The Companies Law provides that the rights of a particular class of shares may not be modified without the vote of a majority of the affected class, unless otherwise provided for in the terms of the issuance of such class.

Shareholder Meetings

Under the Companies Law, an annual meeting of our shareholders must be held once every calendar year and not more than 15 months from the date of the previous annual shareholders meeting. In addition, our board of directors may, in its discretion, convene additional meetings as special shareholders meetings. The board of directors also is required to convene a special shareholders meeting upon the demand of any of the following: two directors; one quarter of the directors in office; the holder or holders of at least 5% of our share capital, provided they hold at least 1% of the voting rights in our company; or the holder or holders of at least 5% of the voting rights in our company. Our articles of association that will be in effect upon the sale of the shares offered hereby provide that each shareholder of record is entitled to receive prior notice of any shareholders meeting in accordance with the requirements of the Companies Law, which is currently at least 21 days.

The quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy holding at least 33.3% of the voting power. A meeting adjourned for lack of a quorum will be adjourned to the same day in the following week at the same time and place, or any time and place as our directors may determine. At the reconvened meeting, the required quorum consists of any two shareholders present in person or by proxy. The chairman of the board of directors presides at each of our shareholders meetings. The chairman of the meeting will not have an additional or casting vote.

Resolutions

All resolutions at shareholders meetings will be deemed adopted if approved by the holders of a majority of the voting power represented and voting at the meeting, except for the following decisions which require a different threshold:

•	a voluntary liquidation — a majority of 75% of the shareholders voting at the shareholders meeting is needed;

•	a compromise or arrangement between a company and its creditors or shareholders;

•	reorganization, share split and reverse share split have to be approved by the majority in number of the persons participating in the vote (except for abstentions) together holding three quarters of the value at the vote. In addition, these resolutions must be approved by a court;

•	election and dismissal of directors (except for outside directors);

•	amendment to the articles of association;

•	nomination and dismissal of an outside director;

•	related party transactions; and

•	exculpation, indemnification or insurance of directors.

Election of Directors

Other than the outside directors, who are subject to special election requirements under Israeli law, our directors will be elected by plurality voting of the shareholders present, in person or by proxy, at a shareholders meeting. See “Management — Board of Directors.” A director may nominate an alternate director, as long as the alternate qualifies to serve as a director.

Dividends

The holders of the ordinary shares to be sold in this offering will be entitled to their proportionate share of any cash dividend, share dividend or dividend in kind distributed with respect to our ordinary shares on or after the date of this prospectus. We may declare dividends out of retained earnings. Even in the absence of retained earnings, we may declare dividends out of earnings generated over the two most recent fiscal years (Profit Test). In either case, our board of directors must reasonably believe that the dividend will not render us unable to meet our current or foreseeable obligations when due (Solvency Test). If we do not comply with the Profit Test, a court may nevertheless allow us to distribute a dividend, provided the court is convinced that the Solvency Test is satisfied. Our articles of association provide that the board of directors may declare and distribute dividends without the approval of the shareholders.

Shareholder Duties

Under the Companies Law, a shareholder has a duty to act in good faith and in a customary manner towards the company and other shareholders, and to refrain from abusing his or her power in the company, including when voting in a shareholders meeting or in a class meeting on matters such as the following:

•	an amendment to our articles of association;

•	an increase in our authorized share capital;

•	a merger; or

•	approval of related party transactions that require shareholder approval.

A shareholder has a general duty to refrain from depriving any other shareholder of his or her rights as a shareholder. In addition, each of the following has a duty to act with fairness towards the company: a controlling shareholder; any shareholder who knows that he or she possesses the power to determine the outcome of a shareholders meeting or a shareholders class meeting; or any shareholder who has the power to prevent the appointment of an office holder or other power towards the company. The Companies Law does not define the substance of this duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking into account the position in the company of those who breached the duty of fairness.

Anti-Takeover Provisions

Mergers and Acquisitions.  The Companies Law requires the parties to a proposed merger to file a merger proposal with the Israeli Registrar of Companies, specifying certain terms of the transaction. Each merging company’s board of directors and shareholders must approve the merger. Shares in one of the merging companies held by the other merging company or certain of its affiliates are disenfranchised for purposes of voting on the merger. A merging company must inform its creditors of the proposed merger. Any creditor of a party to the merger may seek a court order blocking the merger, if there is a reasonable concern that the surviving company will not be able to satisfy all of the obligations of the parties to the merger. Moreover, a merger may not be completed until at least 50 days have passed from the time that the merger proposal was filed with the Israeli Registrar of Companies and at least 30 days have passed from the approval of the shareholders of each of the merging companies.

Tender Offer.  The Companies Law provides that certain ownership thresholds in public companies may be crossed only by means of a tender offer made to all shareholders. A purchaser must conduct a tender offer in order to purchase shares in publicly held companies if, as a result of the purchase, the purchaser would hold more than 25% of the voting rights of a company in which no other shareholder holds more than 25% of the voting rights, or the purchaser would hold more than 45% of the voting rights of a company in which no other shareholder holds more than 45% of the voting rights. A tender offer is not required if: (i) the shares are acquired in a private placement that is approved by the shareholders with the knowledge that as a result the purchaser would hold more than 25% or 45% of the voting rights, as applicable, (ii) the purchaser crosses the 25% threshold by purchasing shares from a shareholder who held more than 25% of the voting rights immediately prior to the transaction, or (iii) the purchaser crosses the 45% threshold by purchasing shares from a shareholder who held more than 45% of the voting rights immediately prior to the transaction.

Under the Companies Law, a person may not purchase shares of a public company if, following the purchase, the purchaser would hold more than 90% of the company’s shares or of any class of shares, unless the purchaser makes a tender offer to purchase all of the target company’s shares or all the shares of the particular class, as applicable. If, as a result of the tender offer, the purchaser acquires more than 95% of the company’s shares or a particular class of shares, the Companies Law provides that the purchaser automatically acquires ownership of the remaining shares. However, if the purchaser is unable to purchase 95% or more of the company’s shares or class of shares, the purchaser may not own more than 90% of the shares or class of shares of the target company.

Tax Law.  Israeli tax law treats some acquisitions, such as a share-for-share swap between an Israeli company and a foreign company, less favorably than U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in a foreign corporation to immediate taxation.

Incorporation

We were incorporated under the laws of the State of Israel in October 1999 under the name “MSQ Ltd.” We changed our name to “Alma Lasers Ltd.” in October 2005. Our registration number with the Israeli Registrar of Companies is 51-283617-2. Upon completion of this offering our registration number may be changed by the Israeli Registrar of Companies to indicate that we are a public company.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is          .

Listing

We have applied for the listing of our ordinary shares on The NASDAQ Global Market under the symbol “ALMA.”

TAXATION

Taxation in Israel

The following is a discussion of the material tax consequences under Israeli tax laws relating to the ownership and disposition of our ordinary shares and of the Israeli government programs we benefit from. This discussion does not address all aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include banks, financial institutions, insurance companies and securities dealers; persons that own, directly or indirectly, 10% or more of our outstanding voting rights; or a foreign corporation if Israeli residents hold 25% or more of its shares or have the right to 25% or more of its income or profits.

Some parts of this discussion are based on new tax legislation that has not been subject to judicial or administrative interpretation. Therefore, the views expressed in the discussion may not be accepted by the tax authorities in question. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

Corporate Tax Structure in Israel

Israeli companies are subject to corporate tax at the rate of 29% of their taxable income in 2007. The rate was 31% for 2006, and is scheduled to decline to 27% in 2008, 26% in 2009, and 25% in 2010 and subsequent years.

Special Provisions Relating to Taxation Under Inflationary Conditions

We are taxed under the Income Tax Law (Inflationary Adjustments), 1985, or the Inflationary Adjustments Law. The Inflationary Adjustments Law was designed to neutralize the erosion of capital investments in businesses and to prevent tax benefits resulting from the deduction of inflationary financial expenses. The law applies a supplementary set of inflationary adjustments to the nominal taxable profit computed according to historic cost principles. The Inflationary Adjustments Law provides tax deductions and adjustments to depreciation deductions and unlimited tax loss carryforwards to mitigate the effects resulting from an inflationary economy.

The Inflationary Adjustments Law is highly complex. Its principal features can be described as follows:

•	Where a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of its fixed assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to this excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward indefinitely, linked to the Israeli consumer price index.

•	Where a company’s depreciated cost of fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income.

•	Subject to specified limitations, depreciation deductions on fixed assets and losses are adjusted for inflation based on the change in the consumer price index.

Under the Inflationary Adjustments Law, results for tax purposes are measured in real terms, in accordance with changes in the Israeli consumer price index. The difference between the change in the Israeli consumer price index and the exchange rate of Israeli currency in relation to the U.S. dollar may in future periods cause significant differences between taxable income and the income measured in U.S. dollars as reflected in our consolidated financial statements.

The Income Tax Ordinance, 1961, and regulations promulgated thereunder, allow Foreign-Invested Enterprises, which maintain their accounts in U.S. dollars in compliance with regulations published by the Israeli Minister of Finance, under certain conditions, to base their tax returns on their operating results as reflected in their U.S. dollar financial statements or to adjust their tax returns based on exchange rate changes rather than changes in the Israeli consumer price index in lieu of the principles set forth by the Inflationary Adjustments Law. For these purposes, a Foreign — Invested Enterprise is a company (i) more than 25% of whose share capital, in terms of rights to profits, voting and appointment of directors, and (ii) more than 25% of whose share capital (including certain loans provided by shareholders) is held by persons who are not residents of Israel. A company that elects to measure its results for tax purposes based on the U.S. dollar exchange rate cannot change such election for a period of three years following the election.

Taxation of Non-Israeli Shareholders

Dividends

Our shareholders who are non-residents of Israel (both individuals and corporations) will be subject to Israeli income tax at the rate of 20% (in 2007) on dividends that they receive from us and under certain conditions 15% for dividends generated by our Privileged Enterprise, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time receiving the dividend or on any date in the twelve months preceding it, the applicable tax rate is 25%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the company’s “means of control”. “Means of control” generally include the right to vote, receive profits, nominate a director or an officer, receive assets upon liquidation or direct the actions of another person holding any of the aforesaid rights.

For so long as the securities of the company are publicly traded, on distribution of dividends other than bonus shares or share dividends, income tax is withheld at the rate of 20% for dividends paid to individuals or foreign corporations and under certain conditions 15% for dividends generated by our Privileged Enterprise, unless in each case a different rate is provided in a treaty between Israel and the shareholder’s country of residence.

Under the U.S. — Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident is 25%.

However, under certain conditions, the maximum rate of withholding tax on dividends, that are paid to a U.S. corporation holding 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as the previous tax year, is 12.5%.

We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability.

A non-resident of Israel who receives dividends from which the complete tax was withheld is generally exempt from the duty to file returns in Israel in respect of such income; provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

Capital Gains

Israeli law imposes a capital gains tax on the sale of capital assets by an Israeli resident, and on the sale by non-residents of Israel of capital assets located in Israel (or of direct or indirect rights to assets located in Israel), including shares of Alma Lasers Ltd. and securities held by us. The Israeli Income Tax Ordinance distinguishes between “Real Gain” and “Inflationary Surplus.” Inflationary Surplus is the portion of the gain attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale. Foreign residents who purchased an asset in foreign currency may request that the inflationary surplus be computed on the basis of the change of exchange rate of the Shekel against such foreign currency. Real Gain is the excess of the total capital gain over the Inflationary Surplus. Inflationary Surplus that accrued after December 31, 1993 is exempt from tax.

Our shareholders who are non-residents of Israel will be exempt from Israeli taxation on capital gains from the sale of our ordinary shares, provided that (i) the gains are not derived through a permanent establishment that the non-resident maintains in Israel, (ii) our ordinary shares continue to be traded on the NASDAQ Global Market, (iii) the shares were purchased after being listed on the NASDAQ Global Market and (iv) the provisions of the Income Tax Law (inflationary adjustments) 1985 or section 130a of the ordinance do not apply to such gain.

Under the U.S. — Israel Tax Treaty, the sale, exchange or disposition of our ordinary shares by a shareholder who is a U.S. resident (for purposes of the U.S. — Israel Tax Treaty) holding the ordinary shares as a capital asset is exempt from Israeli capital gains tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of our voting rights during any part of the 12-month period preceding such sale, exchange or disposition or (ii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder located in Israel.

In addition, a temporary provision of the Israeli tax laws exempts treaty country residents from capital gains tax on the sale of securities in Israeli companies purchased between July 1 2005, and December 31 2008, if certain conditions are met. One of the conditions to be fulfilled is notification on the purchase of securities to the Israeli tax authority within 30 days. However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 1959, or the Investment Law, provides certain incentives for capital investments in a production facility (or other eligible assets). An investment program that is implemented in accordance with the provisions of the Investment Law is entitled to benefits. These benefits may include cash grants from the Israeli government and/or tax benefits, based upon, among other things, the location of the facility in which the investment is made or the election of the grantee.

On April 1, 2005 an amendment to the Investment Law, or the Amendment, came into effect. The Amendment includes revisions to the criteria for investments qualified to receive tax benefits as an approved enterprise. The Amendment applies to new investment programs and investment programs commencing after 2004, but does not apply to investment programs approved prior to December 31, 2004. The Amendment simplifies the approval process for an approved enterprise. According to the Amendment, only approved enterprises receiving cash grants require the approval of the Investment Center of the Israeli Ministry of Industry, Trade and Labor, or Investment Center. However, the Investment Center will be entitled to approve such programs only until December 31, 2007.

As a result of the Amendment, it is no longer necessary for a company to obtain approved enterprise status in order to receive the tax benefits available under the Investment Law, and therefore such companies need not apply to the Investment Center for this purpose. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set out by the Amendment (a “Privileged Enterprise”). Companies are also granted a right to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the Amendment. The Investment Law includes provisions attempting to ensure that a company will not enjoy both government grants and tax benefits for the same investment program.

Tax benefits are available under the Amendment for production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export. In order to receive the tax benefits, the Amendment states that the company must make an investment in fixed assets in the Privileged Enterprise exceeding a minimum amount specified in the Investment Law. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Privileged Enterprise (the “Year of Election”). Where the company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Privileged Enterprise and the company’s effective tax rate will be the result of a weighted average of the applicable rates. In the case of an expansion of existing facilities, the minimum investment required in order to qualify as a Privileged Enterprise is required to exceed a minimum amount or certain percentage of the company’s production assets, determined as of the end of the year before the expansion.

The duration of the tax benefits is generally subject to a limitation of the earlier of (a) seven to ten years from the Commencement Year (the Commencement Year being the later of: (i) the first tax year in which our company had derived income for tax purposes from the Privileged Enterprise or (ii) the Year of Election), or (b) 12 years from the first day of the Year of Election. The tax benefits granted to a Privileged Enterprise are determined, as applicable to its geographic location within Israel, according to one of the following new tax routes, which may be applicable to our company:

•	Exemption from tax on undistributed income for a period of two to ten years, depending on the geographic location of the Privileged Enterprise within Israel, and a reduced tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Privileged Enterprise during the tax exemption period, such income will be subject to tax at the applicable rate (10%-25%) in respect of the gross amount of the dividend that may be distributed. The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Privileged Enterprise; or

•	A special tax route, which enables companies owning facilities in certain geographical locations in Israel to pay tax at the rate of 11.5% on income of the Privileged Enterprise. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

Generally, a company that has a significant amount of foreign investment (at least 74% of the shareholders must be foreign shareholders and the company has to have undertaken to invest a minimum sum of $20 million in fixed assets and the Privileged Enterprise) is entitled to an extension of the benefits period by an additional five years, depending on the rate of its income that is derived in foreign currency.

In November 2005, we received pre-rulings from the Israeli Tax Authority regarding our eligibility for benefits under the Investment Law. Pursuant to these rulings, the tax benefits will apply to expansions of our existing facilities in Caesarea, Israel, and only these expansions will be considered Privileged Enterprises. Our effective tax rate will be the result of a weighted average of the tax rate applicable to the Privileged Enterprises and the tax rate applicable to the taxable income that is not attributable to the Privileged Enterprises. Pursuant to the Investment Law, taxable income attributable to the Privileged Enterprises is exempt from tax for the first two years in which we generate undistributed taxable income and is subject to a reduced tax rate of 25% for the remaining five years of the benefits period. Pursuant to the rulings, the management and control of the company should be carried out in Israel in order to enjoy the tax benefits under the Investment Law.

There can be no assurance that we will comply with the above conditions in the future. In addition, it is possible that we may not be able to operate in a way that maximizes utilization of the benefits under the Investment Law.

Law for the Encouragement of Industry (Taxes), 1969

We believe that we currently qualify as an Industrial Company within the meaning of the Law for the Encouragement of Industry (Taxes), 1969, or the Industrial Encouragement Law. The Industrial Encouragement Law defines an Industrial Company as a company that is resident in Israel and that derives at least 90% of its income in any tax year, other than income from defense loans, capital gains, interest and dividends, from an enterprise whose major activity in a given tax year is industrial production.

The following are the principal tax benefits that are available to Industrial Companies:

•	amortization of the cost of purchased know-how and patents over an eight-year period for tax purposes,

•	accelerated depreciation rates on equipment and buildings,

•	under specified conditions, an election to file consolidated tax returns with related Israeli Industrial Companies, and

•	expenses related to a public offering are deductible in equal amounts over three years.

Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. We cannot assure you that we qualify or will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

Material U.S. Federal Income Tax Considerations

The following summary of our U.S. federal income taxation and the U.S. federal income taxation of our shareholders does not purport to be a comprehensive discussion of all the United States federal income tax considerations that may be relevant to a decision to purchase our ordinary shares. This summary is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Code, existing final, temporary and proposed U.S. Treasury Regulations, administrative rulings and judicial decisions, all of which are subject to change, possibly with retroactive effect. Legislative, judicial or administrative changes may be forthcoming that could affect the tax consequences described herein.

This summary is not, and should not be construed to be, legal or tax advice to any particular investor. Prospective investors should consult their own tax advisors concerning the United States federal, state, local, or other tax consequences, and the non-U.S. tax consequences to them of acquiring, owning and disposing of our ordinary shares in light of their particular circumstances.

U.S. Federal Income Taxation of Alma Lasers Ltd.

A foreign corporation is generally subject to U.S. federal income tax only on income which is effectively connected with the conduct of a trade or business in the United States and on certain types of U.S. source income. A foreign corporation which is engaged in the conduct of a trade or business in the United States will generally be subject to U.S. federal income tax (at a current maximum rate of 35%), as well as a 30% branch profits tax in certain circumstances, on its income that is treated as effectively connected with the conduct of that trade or business in the United States (including, but not limited to, the corporation’s income from the sale of its products in the United States). If such U.S. federal income tax is imposed, the foreign corporation’s effectively connected income would be taxed at the same graduated U.S. federal income tax rates and generally in the same manner as the net income of a U.S. corporation, except that a foreign corporation is generally entitled to deductions and credits only if it timely files a U.S. federal income tax return. Notwithstanding the foregoing, a foreign corporation that is eligible for benefits under an income tax treaty between the United States and the country in which such foreign corporation is a resident may be eligible to exclude all or a portion of its effectively connected income from U.S. federal income taxation and further may qualify for reduced rates of U.S. branch profits taxes with respect to any effectively connected income that is subject to U.S. federal income tax.

Foreign corporations also may be subject to U.S. withholding tax at a rate of 30% of the gross amount of certain “fixed or determinable annual or periodical gains, profits and income” derived from sources within the United States (such as dividends and certain interest on investments) that are not effectively connected with the foreign corporation’s conduct of a trade or business in the United States. However, a foreign corporation that is eligible for benefits under an income tax treaty between the United States and the country in which such foreign corporation is a resident may qualify for reduced rates of U.S. federal withholding tax with respect to such U.S. source income.

Alma Lasers Ltd. (the “parent company”) operates, and intends to continue to operate, in such a manner that it should qualify for benefits under the income tax treaty between the United States and Israel. Accordingly, we do not expect that the parent company will incur material U.S. federal income tax liability with respect to any of its income that may be considered to be effectively connected with a trade or business in the United States. Similarly, we do not expect that the parent company will become subject to material amounts of United States withholding tax with respect to any other U.S. source income that it recognizes.

However, it is possible that the Internal Revenue Service, or the IRS, could contend that the parent company does not qualify for benefits under the income tax treaty between the United States and Israel or that the parent company is otherwise subject to material amounts of U.S. federal income or withholding taxes. We cannot assure prospective investors that the IRS would not be successful in asserting, or that a court would not sustain, such a contention.

U.S. Federal Income Taxation of Shareholders

The following summary describes the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our ordinary shares by holders that acquire our ordinary shares pursuant to this offering. This summary is directed only to shareholders that hold our ordinary shares as capital assets within the meaning of Section 1221 of the Code and does not address the tax considerations applicable to shareholders that are subject to special tax rules or treatment under the Code, such as:

•	dealers or traders in securities or currency;

•	banks or other financial institutions;

•	insurance companies;

•	regulated investment companies;

•	tax-exempt entities;

•	former U.S. citizens or long-term residents;

•	persons subject to the alternative minimum tax;

•	individual retirement and other tax-deferred accounts;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar; or

•	persons that hold ordinary shares as part of a hedge, straddle, conversion, constructive sale or similar transaction involving more than one position.

This summary also does not address the tax considerations to partnerships or other pass-through entities or to persons who own our ordinary shares through a partnership or other pass-through entity and does not address the indirect consequences to holders of equity interests in entities that own our ordinary shares. If a partnership or other pass-through entity holds our ordinary shares, the tax treatment of a partner will generally depend on the status of the partner and on the activities of the partnership or pass-through entity. Accordingly, we urge partnerships and other pass-through entities that hold our ordinary shares and the holders of interests in such partnerships or other entities to consult their tax advisors.

This summary also does not address the tax consequences under U.S. state or local tax laws, U.S. federal estate, gift or other non-income tax laws, or non-U.S. tax laws.

For purposes of this summary, a U.S. holder is a beneficial owner of our ordinary shares that is:

•	an individual who is either a U.S. citizen or a resident of the United States for U.S. federal income tax purposes;

•	a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if (a) a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

For purposes of this summary, a non-U.S. holder is a beneficial owner of ordinary shares other than a U.S. holder or a partnership.

We will not seek a ruling from the IRS with regard to the U.S. federal income tax treatment of an investment in our ordinary shares and there can be no assurance that the IRS will agree with the conclusions set forth below.

EACH PROSPECTIVE INVESTOR IN OUR ORDINARY SHARES SHOULD CONSULT WITH ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO IT OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING THE APPLICATION OF THE TAX CONSIDERATIONS DISCUSSED BELOW, AS WELL AS THE APPLICATION OF U.S. STATE OR LOCAL TAX LAWS, U.S. FEDERAL ESTATE, GIFT OR OTHER NON-INCOME TAX LAWS, AND NON-U.S. TAX LAWS TO THEM.

U.S. Federal Income Taxation of U.S. Holders

Distributions on Ordinary Shares.  The amount of a distribution made by us with respect to our ordinary shares will, for U.S. federal income tax purposes, equal the gross amount of cash and the fair market value of any property distributed (including the amount of foreign taxes, if any, withheld from the distribution). Subject to the discussions below under the headings “Passive Foreign Investment Company” and “Controlled Foreign Corporation,” a distribution paid by us with respect to our ordinary shares to a U.S. holder generally will be includible in the U.S. holder’s gross income in the year received as foreign source dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of the distribution, if any, that exceeds our current or accumulated earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. holder’s tax basis in its ordinary shares, and then as capital gain. If we do not determine our earnings and profits, any distribution made by us will generally be treated as a dividend for U.S. federal income tax purposes. Corporate shareholders generally will not be allowed the dividends-received deduction that is allowed to corporations under U.S. federal income tax law with respect to dividends received from U.S. corporations.

A maximum U.S. federal income tax rate of 15% will apply to “qualified dividend income” received by individuals (or certain trusts and estates) in taxable years beginning before January 1, 2011, provided that certain holding period and other requirements are met. “Qualified dividend income” generally includes dividends paid by a foreign corporation if either (a) such corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the United States which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury, or (b) the stock of such corporation with respect to which the dividends are paid is readily tradable on an established securities market in the United States, including the NASDAQ Global Market. For this purpose, the income tax treaty between the United States and Israel is considered a comprehensive income tax treaty. In addition, our ordinary shares will be traded on the NASDAQ Global Market. Accordingly, we believe that dividend income from distributions with respect to our ordinary shares should be treated as “qualified dividend income,” subject to the relevant U.S. holder’s satisfaction of certain holding period and other requirements, and should be eligible for the reduced 15% U.S. federal income tax rate. Dividends paid by us will not qualify for the 15% U.S. federal income tax rate, however, if we are treated, for the taxable year in which the dividends are paid or the preceding taxable year, as a “passive foreign investment company” for U.S. federal income tax purposes.

Foreign taxes withheld from distributions on our ordinary shares will generally be treated as foreign income tax that U.S. holders may choose to deduct in computing their U.S. federal income tax. Alternatively, U.S. holders may be eligible for a credit against their U.S. federal income tax liability for such taxes, subject to certain complex conditions and limitations that must be determined on an individual basis by each U.S. holder. U.S. holders should consult their own tax advisors to determine whether and to what extent they would be entitled to a U.S. foreign tax credit with respect to foreign taxes imposed as a result of their ownership and disposition of ordinary shares.

If a U.S. holder receives a distribution that is not in such U.S. holder’s “functional currency” as defined in Section 985 of the Code (which generally for a U.S. holder will be the U.S. dollar), the amount of the dividend to be included in the U.S. holder’s gross income will be the U.S. dollar value of the nonfunctional currency calculated by reference to the exchange rate on the date of distribution. A U.S. holder generally should not recognize any foreign currency gain or loss in respect of such dividend if such nonfunctional currency is converted into U.S. dollars on the date received. However, if the nonfunctional currency is not converted into U.S. dollars on the date of receipt, foreign currency gain or loss may be recognized upon a subsequent sale or other disposition of the nonfunctional currency based on any appreciation or depreciation in the value of the nonfunctional currency against the U.S. dollar. Such foreign currency gain or loss, if any, would be U.S. source ordinary income or loss to a U.S. holder.

Notwithstanding the foregoing, prospective shareholders should note that following this offering, we currently intend to retain future earnings for the development, operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

Sale or other Taxable Disposition of Ordinary Shares.  Provided that a nonrecognition provision does not apply, and subject to the discussions below under the headings “Passive Foreign Investment Company” and “Controlled Foreign Corporation,” a U.S. holder’s sale or other taxable disposition of our ordinary shares generally will result in the recognition by such U.S. holder of capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. holder’s adjusted tax basis in such ordinary shares. A U.S. holder’s tax basis in its ordinary shares generally will be equal to the purchase price paid by such U.S. holder. U.S. holders should consult their own tax advisors regarding the tax consequences of the receipt of a currency other than U.S. dollars upon a sale or other taxable disposition of ordinary shares.

Gain or loss will be computed separately for each block of shares (shares acquired separately at different times or prices). This gain or loss will be long-term capital gain or loss and, in the case of a non-corporate U.S. holder, will be eligible for reduced rates of taxation if the ordinary shares sold have been held for more than one year at the time of the disposition. If the U.S. holder’s holding period on the date of the disposition is one year or less, such gain or loss will be a short-term capital gain or loss. The holding period of each ordinary share owned by a U.S. holder will begin on the day following the date of the U.S. holder’s purchase of such ordinary share and will include the day on which the ordinary share is sold by such U.S. holder.

Any capital loss recognized upon the disposition of our ordinary shares generally will be deductible only against capital gains and not against ordinary income, except that in the case of a non-corporate U.S. holder, a capital loss is deductible to the extent of capital gains plus ordinary income of up to $3,000. Except in limited circumstances, capital gain recognized by a U.S. holder upon the disposition of our ordinary shares will be treated as U.S. source income. In the event that you are subject to foreign tax upon the gain from the disposition of our ordinary shares, you may be unable to credit such foreign tax against your U.S. federal income tax liability. You should consult your tax advisor regarding the availability of a foreign tax credit or deduction with respect to any such tax.

Passive Foreign Investment Company.  If, during any taxable year, (i) 75% or more of our gross income consists of certain types of passive income, or (ii) the average value of our passive assets (generally assets that generate passive income) is 50% or more of the average value of all of our assets, then we will be treated as a “passive foreign investment company,” or PFIC, under U.S. federal income tax law for such year. If we are classified as a PFIC in any year with respect to which a U.S. holder is a shareholder, we will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder is a shareholder, regardless of whether we continue to meet the tests described above. However, if we cease to be a PFIC, the U.S. holder may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to our ordinary shares.

We believe that we were not a PFIC for U.S. federal income tax purposes in the taxable year ended December 31, 2006. We expect that we will not be a PFIC for the taxable year ending December 31, 2007 and will not become a PFIC in the foreseeable future. Nevertheless, because the tests for determining PFIC status are applied as of the end of each taxable year and are dependent upon a number of factors, some of which are beyond our control, including the value of our assets (including goodwill and other intangibles) and the amount and type of our gross income, we cannot determine our PFIC status until the end of each taxable year.

Moreover, the total value of our passive assets will be affected by the amount of cash we raise in this offering and the manner and time-frame within which such cash is disbursed. We cannot assure U.S. holders that the IRS will agree with our conclusion regarding our PFIC status for any particular year. Neither our advisors nor we have the duty to, or will undertake to, inform U.S. holders of changes in circumstances that could cause us to become a PFIC.

If we are classified as a PFIC, unless a U.S. holder timely makes one of the elections described below, a special tax regime would apply to both:

•	any “excess distribution,” which would be such holder’s share of distributions in any year that are greater than 125% of the average annual distributions received by such holder in the three preceding years or such holder’s holding period, if shorter; and

•	any gain recognized on the sale or other disposition of such holder’s ordinary shares.

Under this regime, any excess distribution and recognized gain would be treated as ordinary income and would be subject to tax as if the excess distribution or gain had been received ratably over the U.S. holder’s holding period for the ordinary shares. As a result of this treatment:

•	the amount allocated to the taxable year in which the holder receives the excess distribution or gain and any taxable year prior to the first taxable year in which we became a PFIC, would be taxed as ordinary income;

•	the amount allocated to each other year, with certain exceptions, would be taxed as ordinary income at the highest applicable tax rate in effect for that year; and

•	the interest charge generally applicable to underpayments of tax would be imposed on the taxes deemed to have been payable in those other years.

If a U.S. holder makes a valid mark-to-market election with respect to such holder’s ordinary shares, the holder will not be subject to the PFIC rules described above. Instead, such U.S. holder generally will include as ordinary income for each year the excess, if any, of the fair market value of such holder’s ordinary shares at the end of the taxable year over the holder’s adjusted basis in those shares. Such U.S. holder will also be allowed to take a deduction for the excess, if any, of the adjusted basis of the holder’s ordinary shares over their fair market value at the end of the taxable year, but only to the extent of the net amount of gains previously included in the holder’s income as a result of the mark-to-market election. Amounts included in the U.S. holder’s income as a result of the mark-to-market election, as well as any gain recognized upon disposition of such U.S. holder’s ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ordinary shares, as well as any loss recognized upon disposition of such ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included in the holder’s income. The U.S. holder’s tax basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. The mark-to-market election is available only if our ordinary shares are regularly traded on a qualified exchange or other market, as defined in the applicable U.S. Treasury Regulations. The NASDAQ Global Market is a qualified exchange.

The PFIC rules described above also will not apply to a U.S. holder if the holder makes a qualified electing fund or QEF election, pursuant to which the holder elects to have our company treated as a qualified electing fund for U.S. federal income tax purposes. If a U.S. holder makes a QEF election, the holder will be required to include in gross income for U.S. federal income tax purposes such holder’s pro rata share of our ordinary earnings and net capital gain for each taxable year that we are a PFIC, regardless of whether or not the holder receives any distributions from us. Such U.S. holder’s tax basis in the ordinary shares will be increased to reflect undistributed amounts that are included in such holder’s gross income. Distributions of previously includible income will result in a corresponding reduction of basis in the ordinary shares and will not be taxed again as a distribution to such holder. Any gain recognized upon disposition of such U.S. holder’s ordinary shares will generally be taxed as capital gain. A U.S. holder cannot make a QEF election with respect to our ordinary shares unless we comply with certain reporting requirements, with which we might not comply.

The PFIC rules described above also will not apply to a U.S. holder for any period during which the holder is a “10% U.S. Shareholder,” as defined below, and we are a controlled foreign corporation, as discussed below.

U.S. holders are urged to consult their own tax advisors concerning the potential application of the PFIC rules to their ownership and disposition of ordinary shares, including as to the advisability of making either a mark-to-market or QEF election.

Controlled Foreign Corporation.  In general, a foreign corporation is considered a controlled foreign corporation, or CFC, if “10% U.S. Shareholders” own more than 50% of the total combined voting power of all classes of voting stock of such foreign corporation, or more than 50% of the total value of all stock of such corporation. A 10% U.S. Shareholder is a U.S. person who owns at least 10% of the total combined voting power of all classes of stock of the foreign corporation entitled to vote. Each 10% U.S. Shareholder of a foreign corporation that is a CFC for an uninterrupted period of 30 days or more during a taxable year, and that owns shares in the CFC directly or indirectly through foreign entities on the last day of the CFC’s taxable year, must include in its gross income for U.S. federal income tax purposes its pro rata share of the sum of (i) the CFC’s “subpart F income,” even if the subpart F income is not distributed. and (ii) certain other amounts determined with reference to the CFC’s investment in “United States property,” which includes, among other types of property, stock of a U.S. corporation (such amounts described in the preceding clauses (i) and (ii) are referred to in the aggregate as “subpart F inclusions”). A 10% U.S. Shareholder’s subpart F inclusions generally may not exceed the Shareholder’s pro rata share of the CFC’s earnings and profits which have not been previously subject to U.S. federal income tax. A 10% U.S. Shareholder’s tax basis in its CFC shares is increased by the amount of the U.S. Shareholder’s subpart F inclusions. Any distributions made by the CFC out of previously taxed subpart F inclusions are exempt from further United States income tax in the hands of the 10% U.S. Shareholder. The 10% U.S. Shareholder’s tax basis in its CFC shares is reduced by the amount of any distributions received that are excluded from income under this rule. Distributions of previously taxed income in excess of the 10% U.S. Shareholder’s tax basis in its CFC shares are treated as gain from the disposition of the CFC’s shares. Any gain upon a disposition of shares in a CFC by a 10% U.S. Shareholder is treated as a dividend to the extent of the CFC’s earnings and profits (determined under United States federal income tax principles) during the period that the shareholder held the shares and while the corporation was a CFC (with certain adjustments).

For purposes of determining whether a corporation is a CFC, and therefore whether the more-than-50% and 10% ownership tests have been satisfied, shares owned include shares owned directly or indirectly through foreign entities and shares considered owned by application of certain constructive ownership rules. Because the attribution rules are complicated and depend on the particular facts relating to each investor, U.S. holders are urged to consult their own tax advisors regarding the application of the rules to their ownership of our ordinary shares.

Based on our existing share ownership, we do not believe we are a CFC. However, as discussed above, if we were a CFC, each of our 10% U.S. Shareholders could be required to include annually in its gross income for U.S. federal income tax purposes its pro rata share of all or a significant portion of our earnings and profits that have not previously been subject to U.S. federal income tax.

Information Reporting and Backup Withholding.  In general, information reporting requirements will apply to U.S. holders, other than certain exempt recipients, with respect to payments of dividends on, and proceeds from the disposition of, our ordinary shares. Backup withholding generally will apply to such payments at the applicable withholding rate (currently, 28%) if the U.S. holder fails to provide a correct taxpayer identification number or comply with other certification requirements, or fails to establish an exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. U.S. holders are urged to consult their tax advisors regarding the imposition of backup withholding and information reporting with respect to distributions on, and dispositions of, our ordinary shares.

U.S. Federal Income Taxation of Non-U.S. Holders

Distributions on and Dispositions of Ordinary Shares.  In general, and subject to the discussion below under “Information Reporting and Backup Withholding,” a non-U.S. holder will not be subject to United States federal income or withholding tax on income from distributions with respect to, or gain upon the disposition of, our ordinary shares, unless (1) such income or gain is treated as effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States, and, in a case where the non-U.S. holder is entitled to the benefits of an income tax treaty with respect to such income or gain, that income or gain is attributable to a permanent establishment, or (2) in the case of gain recognized by an individual non-U.S. holder upon a disposition of our ordinary shares, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the disposition and other applicable conditions are met.

In the event that clause (1) in the preceding paragraph applies, the income or gain generally will be subject to regular U.S. federal income tax in the same manner as if the income or gain, as the case may be, were recognized by a U.S. holder. In addition, if the non-U.S. holder is a foreign corporation, the earnings and profits that are attributable to effectively connected income may be subject to a branch profits tax at a rate of 30%, or at a lower rate as may be provided by an applicable income tax treaty. In the event that clause (2), but not clause (1), in the preceding paragraph applies, the gain generally will be subject to tax at a rate of 30%, or a lower rate as may be provided by an applicable income tax treaty.

Information Reporting and Backup Withholding.  If our ordinary shares are held by a non-U.S. holder through a non-U.S., or non-U.S. related, broker or financial institution, information reporting and backup withholding generally will not be required with respect to distributions on, and dispositions of, our ordinary shares. Information reporting, and possibly backup withholding at the applicable rate (currently, 28%), may apply if our ordinary shares are held by a non-U.S. holder through a U.S., or U.S. related, broker or financial institution and the non-U.S. holder fails to provide a taxpayer identification number, certify as to its foreign status on IRS Form W-8BEN or other applicable form, or otherwise establish an exemption. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Non-U.S. holders are urged to consult their tax advisors regarding the applicability of backup withholding and information reporting with respect to distributions on, and dispositions of, our ordinary shares.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our ordinary shares. Future sales of substantial amounts of our ordinary shares in the public market, or the perception that such sales may occur, could adversely affect the market price of our ordinary shares. Although we have applied to have our ordinary shares approved for listing on The NASDAQ Global Market, we cannot assure you that there will be an active public market for our ordinary shares. Because some ordinary shares will not be available for sale shortly after this offering as a result of the contractual and legal restrictions on resale described below, sales of substantial amounts of ordinary shares in the public market after these restrictions lapse could adversely affect the future prevailing market price and our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

Upon completion of this offering, we will have outstanding an aggregate of          ordinary shares, assuming the issuance of           ordinary shares offered hereby,          shares sold by the selling shareholders and no exercise of options or warrants after November 30, 2007. Of these shares, ordinary shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, whose sales would be subject to certain limitations and restrictions described below, and except for shares sold to executive officers pursuant to the directed share program described in “Underwriting.” See “— Lock-up Agreements.”

The remaining ordinary shares held by existing shareholders (           shares, as of          , 2007, assuming the conversion of all of our outstanding preferred shares into           ordinary shares) are “restricted securities” as that term is defined in Rule 144 as they were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act of 1933. All of these shares will be subject to “lock-up” agreements described below on the effective date of this offering. On the effective date of this offering, there will be no shares which are not subject to lock-up agreements and eligible for sale pursuant to Rule 144(k). Upon expiration of the lock-up agreements 180 days after the effective date of this offering (unless extended in certain specified circumstances described below), the           ordinary shares that were outstanding as of          , 2007 will become eligible for sale, subject in most cases to the limitations of Rule 144. In addition, holders of options or warrants could exercise such options or warrants and sell certain of the shares issued upon exercise as described below. The table below assumes that none of the ordinary shares purchased in the directed share program will be subject to a lock-up agreement. See “— Lock-up Agreements.”

Ordinary
Days after Date of	Shares Eligible for
this Prospectus	Sale	Comment

Upon Effectiveness		Ordinary shares sold in the offering.
Upon Effectiveness		Freely tradable ordinary shares saleable under Rule 144(k) that are not subject to the lock-up.
90 Days		Ordinary shares saleable under Rules 144 and 701 that are not subject to a lock-up.
180 Days		Lock up released; ordinary shares saleable under Rules 144 and 701.
Thereafter		Restricted securities held for one year or less.

Employee Benefit Plan

As of November 30, 2007, there were a total of 21,240,142 ordinary shares subject to outstanding options under our 2007 Stock Option and Grant Plan, none of which were vested and exercisable. Immediately after the completion of this offering, we intend to file registration statements on Form S-8 under the Securities Act of 1933 to register all of the ordinary shares issued or reserved for future issuance under the 2007 Stock Option and Grant Plan. On the date which is 180 days after the effective date of this offering, a total of approximately           ordinary shares subject to outstanding options will be vested and exercisable. After the effective dates of the registration statements on Form S-8, shares purchased upon exercise of options granted pursuant to the 2007 Stock Option and Grant Plan generally would be available for resale in the public market.

Lock-up Agreements

Our executive officers and directors, the selling shareholders and substantially all of our other shareholders have agreed that, for a period of 180 days from the date of this prospectus, they will not, without the prior written consent of Citigroup Global Markets Inc. and UBS Securities LLC, dispose of or hedge any shares of our capital stock or any securities convertible into or exchangeable for our capital stock. The lock-up agreements do not prohibit selling shareholders from selling ordinary shares in this offering. The lock-up agreements do not apply to the transfer of ordinary shares or any security convertible into ordinary shares owned by the shareholders (a) by bona fide gift, will or intestacy, (b) to any trust for the direct or indirect benefit of the shareholder or the immediate family of the shareholder or (c) to an “affiliate” (as such term is defined under the Securities Act of 1933, as amended) of the shareholder; provided that, in each case, it shall be a condition to the transfer that (i) no filing by any party (donor, donee, transferor or transferee) under the Exchange Act shall be required or shall be voluntarily made in connection with such transfer (other than a filing made after the expiration of the lock-up period), (ii) the transferee agrees to be bound in writing by the terms of the lock-up agreement prior to such transfer and (iii) such transfer shall not involve a transfer for value.

The lock-up period will be extended if

•	we issue an earnings release or material news, or a material event relating to us occurs, during the last 17 days of the lock-up period; or

•	prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period,

in which case the restrictions described in the preceding paragraph shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless Citigroup Global Markets Inc. and UBS Securities LLC waive, in writing, such extension. Citigroup Global Markets Inc. and UBS Securities LLC may, in their sole discretion, release any of the securities subject to these lock-up agreements at any time without notice.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned ordinary shares for at least one year is entitled to sell in any three-month period a number of ordinary shares that does not exceed the greater of:

•	1% of then-outstanding ordinary shares, which will equal approximately shares immediately after the closing of this offering (approximately shares if the underwriters exercise their over-allotment option in full); or

•	the average weekly trading volume in our ordinary shares on The NASDAQ Global Market during the four calendar weeks preceding the date on which notice of sale is filed, subject to restrictions.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold immediately upon the completion of this offering. To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

In general, subject to the lock-up agreements discussed above, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory share or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period and notice filing requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144.

The SEC has indicated that Rule 701 will apply to typical options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and subject to the contractual restrictions described above. Beginning 90 days after the date of this prospectus, such securities may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates without compliance with the one year minimum holding period requirements under Rule 144.

UNDERWRITING

Citigroup Global Markets Inc. and UBS Securities LLC are acting as joint bookrunning managers of the offering, and, together with William Blair & Company, L.L.C. and Jefferies & Company, Inc., are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we and the selling shareholders have agreed to sell to that underwriter, the number of ordinary shares set forth opposite the underwriter’s name.

Number of
Underwriter	Ordinary Shares

Citigroup Global Markets Inc.
UBS Securities LLC
William Blair & Company, L.L.C.
Jefferies & Company, Inc.

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the ordinary shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the ordinary shares (other than those covered by the over-allotment option described below) if they purchase any of the ordinary shares.

The underwriters propose to offer some of the ordinary shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the ordinary shares to dealers at the public offering price less a concession not to exceed $      per ordinary share. The underwriters may allow, and dealers may reallow, a concession not to exceed $      per ordinary share on sales to other dealers. If all of the ordinary shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us and the selling shareholders that the underwriters do not intend sales to discretionary accounts to exceed five percent of the total number of our ordinary shares offered by them.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to           additional ordinary shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional ordinary shares approximately proportionate to that underwriter’s initial purchase commitment.

We, our officers and directors, and the selling shareholders and our other shareholders have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc. and UBS Securities LLC, dispose of or hedge any of our ordinary shares or any securities convertible into or exchangeable for our ordinary shares, subject to certain exceptions. Citigroup Global Markets Inc. and UBS Securities LLC in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

At our request, the underwriters have reserved up to     % of the ordinary shares for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us through a directed share program. The number of ordinary shares available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares of ordinary shares offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the sales of the directed shares.

Each underwriter has represented, warranted and agreed that:

•	it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any ordinary shares included in this offering to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

•	it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any ordinary shares included in this offering in circumstances in which section 21(1) of the FSMA does not apply to us;

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares included in this offering in, from or otherwise involving the United Kingdom; and

•	the offer in The Netherlands of the ordinary shares included in this offering is exclusively limited to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

Prior to this offering, there has been no public market for our ordinary shares. Consequently, the initial public offering price for the ordinary shares was determined by negotiations among us, the selling shareholders and the representatives. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the ordinary shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our ordinary shares will develop and continue after this offering.

We have applied to have our ordinary shares listed on The NASDAQ Global Market under the symbol “ALMA.”

The following table shows the underwriting discounts and commissions that we and the selling shareholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ordinary shares.

Paid by
	Alma Lasers Ltd.		Paid by Selling Shareholders
	No	Full	No	Full
	Exercise	Exercise	Exercise	Exercise

Per ordinary share	$	$	$	$
Total	$	$	$	$

In connection with the offering, Citigroup Global Markets Inc. on behalf of the underwriters, may purchase and sell ordinary shares in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of ordinary shares in excess of the number of ordinary shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of ordinary shares made in an amount up to the number of ordinary shares represented by the underwriters’ over-allotment option. In determining the source of ordinary shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of ordinary shares available for purchase in the open market as compared to the price at which they may purchase ordinary shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the ordinary shares in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of ordinary shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of ordinary shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup Global Markets Inc. and UBS Securities LLC repurchases ordinary shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the ordinary shares. They may also cause the price of the ordinary shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on The NASDAQ Global Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We and the selling shareholders estimate that our respective portions of the total expenses of this offering will be $     and $     .

The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of ordinary shares to underwriters for sale to their online brokerage account holders. The representatives will allocate ordinary shares to underwriters that may make internet distributions on the same basis as other allocations. In addition, ordinary shares may be sold by the underwriters to securities dealers who resell the ordinary shares to online brokerage account holders.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

NOTICE TO INVESTORS

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of ordinary shares described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the ordinary shares that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of ordinary shares described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the ordinary shares have not authorized and do not authorize the making of any offer of ordinary shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the ordinary shares as contemplated in this prospectus. Accordingly, no purchaser of the ordinary shares, other than the underwriters, is authorized to make any further offer of the ordinary shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the ordinary shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or by the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The ordinary shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the ordinary shares has been or will be

•	released, issued, distributed or caused to be released, issued or distributed to the public in France or

•	used in connection with any offer for subscription or sale of the ordinary shares to the public in France.

Such offers, sales and distributions will be made in France only:

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier or

•	to investment services providers authorized to engage in portfolio management on behalf of third parties or

•	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The ordinary shares may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Israel

In the State of Israel, the ordinary shares offered hereby may not be offered to more than 35 persons, excluding any of the following:

•	a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;

•	a provident fund as defined in the Financial Services Control Law (Provident Funds), 5765-2005, or a management company of such a fund;

•	an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981,

•	a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for their own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law, 5728-1968;

•	a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law, 5728-1968;

•	a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting for its own account;

•	a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law, 5728-1968.

•	an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968;

•	a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);

•	an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and

•	an entity, other than an entity formed for the purpose of purchasing securities in this offering, in which the shareholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.

Any offeree of the ordinary shares offered hereby in the State of Israel shall be required to submit written confirmation that it falls within the scope of one of the above criteria. This prospectus supplement will not be distributed or directed to investors in the State of Israel who do not fall within one of the above criteria.

LEGAL MATTERS

The validity of the ordinary shares offered by this prospectus will be passed upon for us by Naschitz, Brandes & Co., Tel-Aviv, Israel, our Israeli counsel. We are also being represented by Goodwin Procter llp, Boston, Massachusetts, as to U.S. legal matters. Dewey & LeBoeuf LLP, New York, New York, is U.S. counsel for the underwriters in connection with this offering. Certain matters relating to Israeli law will be passed upon for the underwriters by Gornitzky & Co., Tel-Aviv, Israel.

EXPERTS

The consolidated financial statements as of September 30, 2007 and for the nine months then ended, included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109) and are so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements as of December 31, 2004, 2005 and 2006, and for each of the three years in the period ended December 31, 2006, included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Brightman Almagor & Co., (a member firm of Deloitte Touche Tohmatsu) an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement, and are so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the ordinary shares we are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our ordinary shares, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

Upon the closing of the offering, we will be subject to the informational requirements of the Securities Exchange Act of 1934 and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, on the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Washington, D.C., 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility.

ALMA LASERS LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Reports of Independent Registered Public Accounting Firms	F-2
Consolidated Financial Statements:
Consolidated Balance Sheets as of December 31, 2005, December 31, 2006 and September 30, 2007	F-4
Consolidated Statements of Operations for the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2006 (unaudited) and 2007	F-5
Consolidated Statements of Changes in Shareholders’ Equity (Deficit) for the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2007	F-6
Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2006 (unaudited) and 2007	F-7
Notes to Consolidated Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Alma Lasers Ltd.

We have audited the accompanying consolidated balance sheet of Alma Lasers Ltd. and its subsidiary (the “Company”) as of September 30, 2007, and the related consolidated statements of operations, shareholders’ equity (deficit), and cash flows for the nine months ended September 30, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Alma Lasers Ltd. and its subsidiary as of September 30, 2007, and the results of their operations and their cash flows for the nine months ended September 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 16, effective January 1, 2007, the Company changed its method of accounting for income taxes upon adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
December 30, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Alma Lasers Ltd.

We have audited the accompanying consolidated balance sheets of Alma Lasers Ltd. and its subsidiary (“the Company”) as of December 31, 2006 and 2005 and the related statements of operations, changes in shareholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006 and 2005 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ Brightman Almagor & Co.

A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
December 30, 2007

ALMA LASERS LTD.

CONSOLIDATED BALANCE SHEETS

				As of
				September 30,
	December 31,		September 30,	2007
	2005	2006	2007	Pro Forma
				(unaudited)
	(Dollars and shares in thousands, except per share data)

ASSETS
Current assets:
Cash and cash equivalents	$13,009	$15,936	$12,225	$12,225
Short-term investments	950	—	—	—
Accounts receivable, less allowance for doubtful accounts of $49, $387 and $1,029, respectively	6,126	12,445	10,764	10,764
Inventories	2,936	6,696	11,064	11,064
Prepaid expenses and other assets	647	1,768	1,736	1,736
Deferred income taxes	839	1,654	3,028	3,028

Total current assets	24,507	38,499	38,817	38,817
Property and equipment, net	308	674	855	855
Restricted cash	—	3,125	3,125	3,125
Goodwill	8,795	8,795	8,795	8,795
Other intangible assets, net of accumulated amortization of $331, $1,047 and $1,586, respectively	6,064	5,348	4,809	4,809
Deferred income taxes	—	1,040	587	587
Other assets	233	369	451	451

Total long-term assets	15,400	19,351	18,622	18,622

Total assets	$39,907	$57,850	$57,439	$57,439

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Trade accounts payable	$1,953	$3,343	$7,037	$7,037
Current maturities of long-term debt	—	5,000	5,000	5,000
Deferred revenue	257	5,187	1,483	1,483
Other payables and accrued expenses	5,174	26,425	12,416	12,416

Total current liabilities	7,384	39,955	25,936	25,936
Long-term debt	—	7,500	2,500	2,500
Long-term debt from related parties, net	—	13,453	13,725	13,725
Deferred income taxes	1,785	—	—	—
Other liabilities	434	2,705	4,064	4,064

Total liabilities	9,603	63,613	46,225	46,225

Commitments and contingencies
Redeemable convertible preferred shares:
Preferred A-1 shares of NIS 0.01 par value (377,172 shares authorized, issued and outstanding at December 31, 2006 and September 30, 2007)	—	62,000	62,000	—
Shareholders’ equity (deficit):
Ordinary shares of NIS 0.01 par value (1,022,828 shares authorized; and 395,922, 153,459 and 154,062 shares issued and outstanding at December 31, 2005, December 31, 2006 and September 30, 2007, respectively)	—	328	330	1,138
Preferred A shares of NIS 0.01 par value (183,480 shares authorized, issued and outstanding at December 31, 2005)	—	—	—	—
Preferred B shares of NIS 0.01 par value (128,520 shares authorized; 113,220 shares issued and outstanding at December 31, 2005)	—	—	—	—
Deferred stock-based compensation	(14,813)	—	—	—
Additional paid-in capital	35,724	42,086	44,286	105,478
Retained earnings (deficit)	9,603	(110,177)	(95,402)	(95,402)
Treasury shares, at cost (23,844 ordinary and 15,300 preferred B shares at December 31, 2005)	(210)	—	—	—

Total shareholders’ equity (deficit)	30,304	(67,763)	(50,786)	11,214

Total liabilities and shareholders’ equity (deficit)	$39,907	$57,850	$57,439	$57,439

The accompanying notes are an integral part of the consolidated financial statements.

ALMA LASERS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

				Nine Months Ended
	Year Ended December 31,			September 30,
	2004	2005	2006	2006	2007
				(Unaudited)
	(Dollars and shares in thousands, except per share data)

Revenue	$12,450	$29,719	$62,268	$42,782	$62,037
Cost of revenue	6,549	13,526	25,805	16,916	20,191

Gross profit	5,901	16,193	36,463	25,866	41,846
Operating expenses:
Research and development	493	2,786	5,441	4,419	3,059
Selling and marketing	88	2,650	10,734	6,974	12,351
General and administrative	598	6,273	14,684	11,920	7,578
Royalty license settlement	—	—	4,231	—	—
Recapitalization expenses	—	—	3,695	3,320	—

Total operating expenses	1,179	11,709	38,785	26,633	22,988

Operating income (loss)	4,722	4,484	(2,322)	(767)	18,858
Interest expense	(25)	(145)	(3,685)	(2,892)	(2,911)
Interest income	10	127	517	681	690
Foreign exchange and other (loss)	(42)	(356)	(55)	(54)	18

Income (loss) before taxes on income	4,665	4,110	(5,545)	(3,032)	16,655
Income tax provision (benefit)	534	(829)	474	858	1,350

Income (loss) after taxes on income	4,131	4,939	(6,019)	(3,890)	15,305
Company’s share in earnings of an equity method investee	116	495	—	—	—

Net income (loss)	$4,247	$5,434	$(6,019)	$(3,890)	$15,305

Income (loss) per ordinary share:
Basic	$0.01	$0.02	$(0.03)	$(0.02)	$0.10

Diluted	$0.01	$0.01	$(0.03)	$(0.02)	$0.03

Weighted average number of ordinary shares outstanding:
Basic	313,935	338,837	207,930	226,287	153,980

Diluted	610,635	649,806	207,930	226,287	599,526

Pro forma income per ordinary share:
Basic (unaudited)			$(0.01)		$0.03

Diluted (unaudited)			$(0.01)		$0.03

Pro forma weighted average number of ordinary shares outstanding:
Basic (unaudited)			585,102		531,152

Diluted (unaudited)			585,102		599,526

The accompanying notes are an integral part of the consolidated financial statements

ALMA LASERS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
(In thousands)

								Deferred			Total
	Number Outstanding			Share Capital			Additional	Stock-		Retained	Shareholders’
	Ordinary	Preferred		Ordinary	Preferred		Paid-in	Based	Treasury	Earnings	Equity
	Shares	Shares		Shares	Shares		Capital	Compensation	Shares	(Deficit)	(Deficit)
		A	B		A	B

Balance at January 1, 2004	323,844	183,480	128,520	$—	$—	$—	$850	$—	$—	$(41)	$809
Purchase of treasury stock	(23,844)	—	(15,300)	—	—	—	—	—	(210)	—	(210)
Issuance of ordinary shares	4,134	—	—	—	—	—	26	—	—	—	26
Dividend declared	—	—	—	—	—	—	—	—	—	(37)	(37)
Net income	—	—	—	—	—	—	—	—	—	4,247	4,247

Balance at December 31, 2004	304,134	183,480	113,220	—	—	—	876	—	(210)	4,169	4,835
Issuance of ordinary shares	91,788	—	—	—	—	—	14,506	—	—	—	14,506
Stock-based compensation	—	—	—	—	—	—	20,342	(20,342)	—	—	—
Amortization of share options	—	—	—	—	—	—	—	5,529	—	—	5,529
Net income	—	—	—	—	—	—	—	—	—	5,434	5,434

Balance at December 31, 2005	395,922	183,480	113,220	—	—	—	35,724	(14,813)	(210)	9,603	30,304
Conversion of Preferred A and B shares to ordinary shares	296,700	(183,480)	(113,220)	—	—	—	—	—	—	—	—
Exercise of options	65,544	—	—	—	—	—	394	—	—	—	394
Stock split	—	—	—	1,623	—	—	(1,623)	—	—	—	—
Issuance of ordinary shares	12,468	—	—	27	—	—	1,818	—	—	—	1,845
Conversion of ordinary shares to Preferred A-1 shares	(377,172)	—	—	(808)	—	—	808	—	—	(62,000)	(62,000)
Issuance of warrants	—	—	—	—	—	—	7,237	—	—	(7,237)	—
Purchase of ordinary shares	(240,003)	—	—	(514)	—	—	—	—	—	(36,283)	(36,797)
Retirement of treasury stock	—	—	—	—	—	—	—	—	210	(210)	—
Adoption of FAS 123(R)	—	—	—	—	—	—	(14,813)	14,813	—	—	—
Stock-based compensation	—	—	—	—	—	—	12,541	—	—	—	12,541
Dividends	—	—	—	—	—	—	—	—	—	(8,031)	(8,031)
Net loss	—	—	—	—	—	—	—	—	—	(6,019)	(6,019)

Balance at December 31, 2006	153,459	—	—	328	—	—	42,086	—	—	(110,177)	(67,763)
Adoption of FIN 48	—	—	—	—	—	—	—	—	—	(530)	(530)

Balance at January 1, 2007	153,459	—	—	328	—	—	42,086	—	—	(110,707)	(68,293)
Exercise of options,	603	—	—	2	—	—	2	—	—	—	4
Stock-based compensation	—	—	—	—	—	—	2,198	—	—	—	2,198
Net income	—	—	—	—	—	—	—	—	—	15,305	15,305

Balance at September 30, 2007	154,062	—	—	$330	$—	$—	$44,286	$—	$—	$(95,402)	$(50,786)

The accompanying notes are an integral part of the consolidated financial statements

ALMA LASERS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

				Nine Months Ended
	Year Ended December 31,			September 30,
	2004	2005	2006	2006	2007
				(Unaudited)
	(In thousands)

Cash flows from operating activities:
Net income (loss)	$4,247	$5,434	$(6,019)	$(3,890)	$15,305
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities:
Depreciation	22	65	155	102	164
Amortization	—	331	716	537	539
Share-based compensation	—	5,529	12,541	11,676	2,198
Company’s share in earnings of an equity method investee	(116)	(495)	—	—	—
Amortization of deferred financing shares on long-term loan from related party	—	—	273	182	272
Deferred income taxes	(41)	(869)	(3,640)	(3,116)	(921)
Loss (gain) from disposal of property and equipment	—	—	(10)	—	129
Changes in operating assets and liabilities:
Accounts receivable	(1,807)	(1,475)	(6,319)	(4,274)	1,681
Inventories	(1,309)	149	(3,760)	(5,170)	(4,368)
Prepaid expenses and other assets	(34)	(383)	(1,257)	(1,195)	(50)
Trade accounts payable	1,037	249	1,377	4,054	3,663
Other liabilities	1,448	310	18,692	8,862	(7,095)

Net cash provided by operating activities	3,447	8,845	12,749	7,768	11,517

Cash flows from investing activities:
Proceeds from the sale of property and equipment	—	—	40	14	—
Purchases of property and equipment	(131)	(101)	(540)	(337)	(443)
Proceeds from the sale of short-term investments	—	400	950	950	—
Cash received in acquisition of a business	—	489	—	—	—
Increase in restricted cash	—	—	(3,125)	(3,000)	—

Net cash (used in) provided by investing activities	(131)	788	(2,675)	(2,373)	(443)

Cash flows from financing activities:
Purchases of ordinary shares	(210)	—	(27,008)	(27,008)	(9,789)
Proceeds from exercise of options	—	—	394	394	4
Borrowings on long-term debt	—	—	15,000	15,000	—
Borrowings of long-term debt from related parties	—	—	14,998	14,998	—
Dividends paid	—	—	(8,031)	(8,031)	—
Repayments on long-term debt	(21)	—	(2,500)	(2,500)	(5,000)

Net cash used in financing activities	(231)	—	(7,147)	(7,147)	(14,785)

Net increase (decrease) in cash and cash equivalents	3,085	9,633	2,927	(1,752)	(3,711)
Cash and cash equivalents at beginning of period	291	3,376	13,009	13,009	15,936

Cash and cash equivalents at the end of period	$3,376	$13,009	$15,936	$11,257	$12,225

Supplemental disclosure of cash flow information
Cash paid for:
Interest	$10	$—	$2,199	$1,642	$3,321
Income taxes		—	2,577	1,730	1,615
Non-cash transactions:
Ordinary shares issued for purchase of business	$—	$14,506	$—	$—	$—
Deferred payment on purchase of ordinary shares	—	—	9,789	—	—
Capital expenditures in accounts payable	—	—	13	16	44
Adoption of FIN 48	—	—	—	—	530

The accompanying notes are an integral part of the consolidated financial statements

ALMA LASERS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2005 and 2006 and September 30, 2007, For the Years Ended December 31, 2004,
2005, and 2006, and For the Nine Months Ended September 30, 2006 (Unaudited) and 2007
(Dollars and shares in thousands, except per share data)

NOTE 1 —	COMPANY

Alma Lasers Ltd. and subsidiary (the “Company”) is a global medical technology company that designs, develops and markets non-invasive, energy-based aesthetic treatment systems. Alma Lasers Ltd. was founded in 1999 in Caesarea, Israel and commercialized its first aesthetic treatment system in 2002. Since 2002, the Company has introduced eight aesthetic treatment systems and 19 handpieces that can be used to treat a broad range of skin types and indications using multiple energy sources.

In 2005, the Alma Lasers Ltd. expanded its sales efforts by merging with Orion Lasers, Inc., which had previously been distributing the Company’s products in the United States of America (“U.S.”) under the Orion name. The merger with Orion allowed the Company to increase its presence in the United States and shift its focus to a direct sales model in the U.S. As a result, beginning in 2006, the Company significantly expanded its direct sales and marketing organization in the U.S.

In 2006, the Company completed a recapitalization whereby TA Associates, a private equity firm, through its wholly-owned subsidiary Aesthetic Acquisition B.V., purchased a majority interest in the Company through a combination of equity and debt securities.

NOTE 2 —	ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”) and include the accounts of the Company and its wholly owned subsidiary. All intercompany transactions and balances have been eliminated.

Unaudited pro forma presentation

The unaudited pro forma balance sheet and the unaudited pro forma income per ordinary share data as of September 30, 2007 and the year ended December 31, 2006 and the nine months ended September 30, 2007 reflect the automatic conversion upon the closing of the proposed initial public offering of the Company’s outstanding shares of the Series A-1 Preferred Shares into 377,172 ordinary shares based on the shares of Series A-1 Preferred Shares outstanding at September 30, 2007.

Unaudited interim consolidated financial statements

The consolidated statements of operations and cash flows for the nine months ended September 30, 2006 are unaudited. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, reflect all adjustments necessary for a fair presentation for each of the periods presented. The results of operations for interim periods are not necessarily indicative of results for the full fiscal years.

Use of estimates in preparation of financial statements

The Company’s consolidated financial statements are prepared in accordance with U.S. GAAP. These accounting principles require management to make certain estimates and assumptions that can affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the periods presented. Significant estimates and assumptions made by management include the determination of fair value of stock-based awards issued, the allowance for doubtful accounts and certain accrued expenses. The Company believes

ALMA LASERS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2005 and 2006 and September 30, 2007, For the Years Ended December 31, 2004,
2005, and 2006, and For the Nine Months Ended September 30, 2006 (Unaudited) and 2007
(Dollars and shares in thousands, except per share data)

that the estimates and assumptions upon which it relies are reasonable based upon information available to it at the time that these estimates and assumptions are made. Actual results may differ from these estimates.

Functional currency

The currency of the primary economic environment in which the operations of the Company are conducted is the U.S. dollar (“dollar” or “$”). Most of the revenue of the Company is generated in dollars. Most purchases of materials and components are made in dollars or in New Israeli Shekels (“NIS”) under contracts linked to the dollar. Thus, the functional currency of the Company is the dollar.

Transactions and balances originally denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured into dollars in accordance with the principles set forth in Statement of Financial Accounting Standards (“SFAS”) No. 52 “Foreign Currency Translation”. All exchange gains and losses from remeasurement of monetary balance sheet items resulting from transactions in non-dollar currencies are reflected in the statement of operations as they arise.

Cash and cash equivalents

The Company considers cash equivalents to be all highly liquid investments with maturities of 90 days or less at date of purchase. Cash equivalents consist of time deposits and investments in money market funds with commercial banks and financial institutions. The Company also considers receivables related to credit card purchases to be equivalent to cash. The majority of the Company’s cash is maintained in two financial institutions; however, it has significant amounts of cash that are in excess of federally insured limits. This represents a concentration of credit risk. The Company has not experienced any losses on its deposits of cash and cash equivalents to date.

Fair value of financial instruments and long-term debt

The financial instruments of the Company consist mainly of cash and cash equivalents, short-term investments, current trade receivables, accounts payable and accruals. In view of their nature, the fair value of the financial instruments of the Company is usually identical or substantially similar to their carrying amounts.

The Company has a senior debt agreement with Bank Hapoalim, B.M. (the “Bank”) in the amount of $12,500 at December 31, 2006 and $7,500 at September 30, 2007, at an interest rate of 3.25% per annum in excess of the LIBOR rate. The fair value of the debt is similar to the carrying value due to the variable interest rate.

The Company has a long-term loan of $14,998 at a stated interest rate of 10.5% per annum with a related party. The Company is unable to determine the fair value due to the nature of the related party debt.

Short-term investments

The Company’s investments in marketable securities are classified as available-for-sale under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”). Accordingly, the investments are recorded at their fair market values with the unrealized gain or losses excluded from earnings and included in accumulated other comprehensive income, net of applicable taxes. The fair value of the investments is estimated based upon the quoted market price for these securities. At December 31, 2005, there were no gains or losses associated with short-term investments.

ALMA LASERS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2005 and 2006 and September 30, 2007, For the Years Ended December 31, 2004,
2005, and 2006, and For the Nine Months Ended September 30, 2006 (Unaudited) and 2007
(Dollars and shares in thousands, except per share data)

Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents and trade receivables. The Company invests most of its excess cash primarily in deposits in an Israeli bank. The Company does not expect any credit losses with respect to these items. The Company’s revenue is generated in North and South America, the Asia Pacific region, Europe and Israel. The trade accounts receivable are derived from sales to a large number of customers and the Company performs ongoing credit evaluations of its customers. The Company has sales to certain significant customers in excess of 10% of total revenue. (See Note 18).

Accounts receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses existing in accounts receivable and is based on historical write-off experience and any specific customer issues that have been identified. On December 31, 2005, the Company had three customers that represented 11%, 12% and 16% of total accounts receivable, respectively. On December 31, 2006, the Company had two customers that represented 14% and 18% of total accounts receivable, respectively. On September 30, 2007, the Company had one customer that represented 11% of total accounts receivable.

Allowance for doubtful accounts

The Company performs ongoing credit evaluations of its customers’ financial conditions. The Company estimates an allowance for doubtful accounts based on an analysis to identify specific accounts, which, in the opinion of management, are doubtful of collection.

Inventories

Inventories are stated at the lower of cost (determined on the average cost basis) or market value. Cost components capitalized as inventory include raw materials, labor, shipping and manufacturing overhead. The Company evaluates its ending inventories for estimated excess quantities and obsolescence. Inventories in excess of future demand and obsolete inventories are written down to their net realizable value.

Property and equipment

Property and equipment are recorded at historical cost. These costs are depreciated over the estimated useful lives of the individual assets using the straight-line method. Any gains and losses from the disposition of property and equipment are included in operations as incurred. Depreciation expense for the years ended 2004, 2005 and 2006 and the nine months ended September 30, 2006 and 2007 was $22, $65, $155, $102 and $164, respectively.

Estimated useful lives of the assets are defined as follows:

Years
Computers, tools and laboratory equipment	3 – 7
Office furniture and equipment	4 – 7

The Company depreciates leasehold improvements over the life of the respective leases or the service lives of the improvements, whichever is shorter.

ALMA LASERS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2005 and 2006 and September 30, 2007, For the Years Ended December 31, 2004,
2005, and 2006, and For the Nine Months Ended September 30, 2006 (Unaudited) and 2007
(Dollars and shares in thousands, except per share data)

Restricted cash

The Company is required, under the terms of the March 23, 2006 debt agreement with a bank, to maintain a cash balance of no less than $3,000 as long as there is an outstanding borrowings. In December 2006, the Company entered into a lease agreement that required any unconditional letter of credit in the initial amount of $125 to be subsequently reduced over five years. The Company recorded the cash balances in restricted cash on the balance sheet.

Impairment of long-lived assets

Long-lived assets are reviewed for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. If such review indicates that the carrying amount of long-lived assets is not recoverable, the carrying amount of such assets is reduced to fair value. There were no adjustments to the carrying value of long-lived assets during the years ended December 31, 2004, 2005 or 2006 or the nine months ended September 30, 2006 and 2007

Acquisition-related intangible assets

The Company accounts for its business combinations in accordance with SFAS No. 141 “Business Combinations” (“SFAS 141”) and the related acquired intangible assets and goodwill in accordance with SFAS No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 141 specifies the accounting for business combinations and the criteria for recognizing and reporting intangible assets apart from goodwill.

Acquisition-related intangible assets result from the Company’s acquisitions of businesses accounted for under the purchase method and consist of the values of identifiable intangible assets including distribution rights and trade names, as well as goodwill. Goodwill is the amount by which the acquisition cost exceeds the fair values of identifiable acquired net assets on the date of purchase. SFAS 142 requires that goodwill not be amortized but instead be tested for impairment in accordance with the provisions of SFAS 142 at least annually and more frequently upon the occurrence of certain events. The Company tests goodwill for impairment in the fourth quarter. Acquisition-related intangible assets are reported at cost, net of accumulated amortization. Identifiable intangible assets other than goodwill are amortized on a straight-line basis over their estimated useful lives of five to ten years for developed software products and distribution rights.

Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109 “Accounting for Income Taxes”. Deferred income tax assets and liabilities are recognized for future income tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases and for net operating loss carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in income tax rates is recorded in earnings in the period of enactment. A valuation allowance is provided for deferred income tax assets whenever it is more likely than not that the asset will not be realized based on current and historical performance, along with other relevant factors.

The income tax provision includes Israeli and U.S. federal, state, and local income taxes and is based on pre-tax income or loss. The interim period provision or benefit for income taxes is based upon the Company’s estimate of its annual effective income tax rate. In determining the estimated annual effective income tax rate, the Company analyzes various factors, including projections of the Company’s annual earnings and taxing

ALMA LASERS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2005 and 2006 and September 30, 2007, For the Years Ended December 31, 2004,
2005, and 2006, and For the Nine Months Ended September 30, 2006 (Unaudited) and 2007
(Dollars and shares in thousands, except per share data)

jurisdictions in which earnings will be generated, the impact of state and local income taxes and the ability of the Company to use tax credits and net operating loss carryforwards.

Revenue recognition

The Company generates substantially all of its revenue from the sale of its product, parts and accessories. The Company sells to end-users in the U.S. and to distributors outside the U.S. Sales to distributors do not include return rights. The Company recognizes revenue upon shipment for sales to its independent third party distributors as it has no continuing obligations subsequent to shipment, other than replacement parts warranty coverage. The distributors are responsible for all marketing, sales, installation, training and warranty services for the products. The Company does not provide price protection or stock rotation rights to any distributors.

In the U.S., the Company recognizes revenue upon a) confirmation of receipt of the product by the customer, proving transfer of title, b) persuasive evidence of an arrangement exists, c) the price is fixed and determinable, d) collection of the fee is reasonably assured, and e) there are no remaining significant obligations.

The Company’s end-user sales in the U.S. typically have post-sale obligations of installation and training. These obligations are fulfilled after product shipment, and in these cases, the Company recognizes revenue in accordance with the multiple element accounting guidance set forth in Emerging Issues Task Force No. 00-21, “Revenue Arrangements with Multiple Deliverables.” When there is reliable evidence of fair value of the undelivered elements, it defers revenue attributable to the post-shipment obligations and recognizes such revenue when the obligation is fulfilled. Otherwise, the Company will defer all revenue until all elements are delivered.

Product warranty reserve

The Company provides primarily a standard one year warranty coverage on its systems and sells extended warranties beyond the standard warranty coverage. Warranty coverage provided is for labor and parts necessary to repair the system during the warranty period. The Company accounts for the costs associated with the standard warranty coverage as a charge to costs of revenue, when revenue is recognized. Revenue from extended warranties are deferred as unearned revenue and recognized ratably as revenue over the applicable extended warranty term. The estimated warranty cost is based on historical product performance. Utilizing actual service records, the Company calculates the average service hours and parts expense per system and applies the actual labor and overhead rates to determine the estimated warranty charge. Warranty expense is included in cost of revenue in the consolidated statements of operations.

Changes in the product warranty reserve are as follows:

	December 31,		September 30,
	2005	2006	2007

Beginning of year	$1,247	$1,222	$2,839
Expense	1,490	4,459	3,520
Reductions	(1,515)	(2,842)	(3,351)

End of year	$1,222	$2,839	$3,008

ALMA LASERS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2005 and 2006 and September 30, 2007, For the Years Ended December 31, 2004,
2005, and 2006, and For the Nine Months Ended September 30, 2006 (Unaudited) and 2007
(Dollars and shares in thousands, except per share data)

Shipping and handling

Revenue derived from billing customers for shipping and handling costs are classified as a component of revenue. Costs of shipping and handling charged by suppliers are classified as a component of cost of revenue.

Research and development costs

The Company’s research and development expenses consist of salaries and other personnel-related expenses, including stock-based compensation, for employees primarily engaged in research, development and engineering activities and materials used and other overhead expenses incurred in connection with the design and development of our products. The Company also expenses costs associated with pre-clinical and early clinical development directly related to bringing its products to market. The Company expenses all of its research and development costs as incurred.

Accrued severance pay

The Company’s liability for severance pay to its Israeli employees is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability is reflected by the accrual presented in the balance sheet and is partially funded by deposits with insurance companies. The value of these policies is recorded as a long-term asset on the Company’s balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies.

The severance expenses for the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2006 and 2007 were $58, $196, $423, $55 and $295, respectively.

Stock-based compensation

On January 1, 2006, the Company adopted the provisions of SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), requiring it to recognize expense related to the fair value of its share-based compensation awards. The Company elected to use the modified prospective transition method, pursuant to which prior periods are not restated. Compensation expense for all share-based payments granted or modified after the effective date is recognized prospectively based upon the requirements of SFAS 123R and compensation expense for all unvested share-based payments as of January 1, 2006 is recognized prospectively based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), net of estimated forfeitures. When estimating forfeitures, the Company considers voluntary and involuntary termination behavior as well as analysis of its historical option forfeitures. The Company has elected to recognize compensation expense on a straight-line basis over the requisite service period of the award.

Prior to the adoption of SFAS 123R, the Company accounted for its stock compensation arrangements under the provisions of SFAS 123, as amended by SFAS 148, “Accounting for Stock-Based Compensation — Transition and Disclosures” (“SFAS 148”), which allowed the application of existing accounting rules under Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). Under APB 25, the Company recognized compensation expense based on an award’s intrinsic value, the

ALMA LASERS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2005 and 2006 and September 30, 2007, For the Years Ended December 31, 2004,
2005, and 2006, and For the Nine Months Ended September 30, 2006 (Unaudited) and 2007
(Dollars and shares in thousands, except per share data)

difference between the exercise price of the option and the fair market value of the underlying ordinary shares at the time the options were granted. For nonqualified stock options granted with an exercise price equal to the market value of the stock on the date of grant, no compensation cost was recognized. As required by SFAS 148 prior to the adoption of SFAS 123R, the Company provided pro forma net income and pro forma earnings per share disclosures for stock-based awards, as if the fair value-based method defined in SFAS 123 had been applied.

The fair value of stock options is determined using the Black-Scholes valuation model, which is consistent with the Company’s valuation techniques previously utilized for options in footnote disclosures required under SFAS No. 123, as amended by SFAS No. 148.

The amount of share-based expense recorded in the years ended December 31, 2005 and 2006, is $5,529, and $12,541, respectively, and in the nine months ended September 30, 2006 and 2007 is $11,676 and $2,198, respectively.

Net income (loss) per ordinary share

Basic earnings per share are computed based on the weighted average number of ordinary shares outstanding. Diluted earnings per share is computed based on the weighted average number of ordinary shares outstanding adjusted by the number of additional shares that would have been outstanding had the potentially dilutive ordinary shares been issued. Potentially dilutive ordinary shares include options, warrants and convertible preferred shares. During periods in which a net loss is incurred, diluted earnings per share amounts are the same as the basic per share amounts because the effect of all options, warrants, and preferred shares is anti-dilutive.

Redeemable convertible preferred shares

The terms of the preferred A-1 shares allow the holders to redeem shares, under certain circumstances, outside of the Company’s control. Therefore, the shares are classified as mezzanine equity on the consolidated balance sheets and are not included as a component of shareholders’ equity. The carrying value of the preferred shares is equal to cost. The Company has not adjusted the carrying value to redemption value since, as a result of the requirement for the Company to have available funds, it is not probable that the Series A-1 preferred shares will be redeemed.

Recently issued accounting pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157 “Fair Value Measurements,” (“SFAS 157”) which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after January 1, 2008. The Company is currently evaluating the impact of SFAS 157 on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for the Company beginning in the first quarter of fiscal year 2008, although earlier adoption is permitted. The Company is currently evaluating the impact that SFAS 159 will have on its financial statements.

ALMA LASERS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2005 and 2006 and September 30, 2007, For the Years Ended December 31, 2004,
2005, and 2006, and For the Nine Months Ended September 30, 2006 (Unaudited) and 2007
(Dollars and shares in thousands, except per share data)

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations” (“SFAS 141R”). This Statement replaces SFAS No. 141, “Business Combinations” (“SFAS 141”). This issuance retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which SFAS 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS 141R is effective for the Company beginning January 1, 2009. The effect, if any, of adopting SFAS 141R on the Company’s consolidated financial position, results of operations or cash flows has not been determined.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”). This issuance amends Accounting Research Bulletin 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 is effective for the Company beginning January 1, 2009. The effect, if any, of adopting SFAS 160 on the Company’s consolidated financial position, results of operations or cash flows has not been determined.

NOTE 3 —	SHARE PURCHASE

On March 23, 2006, the Company completed a recapitalization whereby TA Associates (“TA”), through its wholly-owned subsidiary Aesthetic Acquisition B.V. (“Aesthetic”), purchased a 73.3% equity interest in the Company. As part of this transaction, Aesthetic purchased Series A-1 Preferred Shares from the Company’s shareholders for an aggregate purchase price of $62,000. Concurrently with Aesthetic’s purchase of the Series A-1 Preferred Shares, the Company distributed a special cash dividend of $8,031 to the previous shareholders and a cash payment of $111 to the option holders. The Company used a portion of the proceeds from the transaction to redeem and retire 240,003 ordinary shares from certain shareholders and option holders for an aggregate price of $36,797 of which $27,008 was paid in 2006 and the remaining $9,789 was paid in 2007.

In addition, loans totaling $14,998 were provided by certain funds affiliated with TA (five year subordinated notes). A term loan of $15,000 (three year senior debt) and a four year revolving credit line of $5,000 was provided by Bank Hapoalim B.M, which the Company has not yet utilized. (See Note 9).

In connection with this transaction the Company approved the following changes to its capitalization:

•	the Company amended the rights of the Series A and B Preferred Shares, each with a par value of NIS 0.01, such that these preferred shares will have the identical rights as the Company’s ordinary shares (change of rights);

•	the Company also approved the conversion of all of the Series A and B Preferred Shares into ordinary shares;

•	the Company increased the Company’s authorized share capital by NIS 13,962 such that immediately following the increase the Company’s authorized share capital was NIS 14,000 comprised of 1,400,000 ordinary shares each with a par value of NIS 0.01;

•	the Company effected a share split of three thousand to one of all shares exercisable pursuant to options;

ALMA LASERS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2005 and 2006 and September 30, 2007, For the Years Ended December 31, 2004,
2005, and 2006, and For the Nine Months Ended September 30, 2006 (Unaudited) and 2007
(Dollars and shares in thousands, except per share data)

•	the Company converted NIS 8,267 of the additional paid-in-capital into share capital;

•	the Company approved a reclassification of 377,172 of the Company’s issued and outstanding ordinary shares into an aggregate of 377,172 Series A-1 Preferred Shares, par value NIS 0.01; and

•	following the reclassification of 377,172 Series A-1 Preferred Shares, the Company’s authorized share capital was comprised of 1,022,828 ordinary shares and 377,172 Series A-1 Preferred Shares each with a par value of NIS 0.01.

In connection with the recapitalization, the Company issued two kinds of warrants representing 9% of the Company to the previous shareholders. The Company issued warrants to purchase a total of 33,311 ordinary shares at an exercise price of $0.155 per ordinary share and warrants to purchase a total of 33,310 ordinary shares at an exercise price of $0.2325 per ordinary share. The Company estimated the fair value of these warrants using the Black-Scholes option pricing model. The Company utilized the full term of the warrants as their expected life (10 years). Volatility of the Company’s underlying warrants was utilized (70%).

All per share amounts and the numbers of shares in the financial statements have been restated to give effect to the abovementioned share split, the change in par value and share dividend for all periods presented.

NOTE 4 —	BUSINESS ACQUISITION

In July 2004, the Company acquired 25% of the outstanding shares of Orion Lasers, Inc. (“Orion”) a distributor of the Company’s products in the U.S., Canada and South America for an aggregate purchase price of $125. Orion’s headquarters were located in Fort Lauderdale, Florida.

In August 2005, the Company acquired the remaining 75% of the outstanding shares of Orion, in consideration of 91,788 ordinary shares of the Company, which were issued to the shareholders of Orion. The value of the shares was $14,506.

Since the acquisition of the remaining 75% of the outstanding shares of Orion, the financial results of Orion have been included in the Company’s consolidated financial statements.

The excess of the purchase price over the fair value of the net intangible assets acquired has been attributed to distribution agreements, distribution network and backlog in the amounts of $5,546, $817, and $32, respectively. The portion of the purchase price attributed to distribution agreements and distribution network is being amortized over their estimated useful lives, which are 10 and 5 years, respectively.

The allocation of fair value is as follows:

Working capital (excluding cash)	$1,233
Cash received from Orion	489
Intangible assets	6,395
Long-term deferred income tax liability	(2,406)
Goodwill	8,795

Total purchase price	$14,506

ALMA LASERS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2005 and 2006 and September 30, 2007, For the Years Ended December 31, 2004,
2005, and 2006, and For the Nine Months Ended September 30, 2006 (Unaudited) and 2007
(Dollars and shares in thousands, except per share data)

The following table reflects Orion’s select historical data pertaining to results of operations and financial condition:

		Seven Months
	Year Ended	Ended
	December 31,	July 31,
	2004	2005

Revenue	$7,275	$11,749
Gross profit	4,138	6,536
Operating income	995	3,098
Net income	464	1,980

	December 31,	July 31,
	2004	2005

Net current assets	$985	$2,943
Property and equipment, net	118	106
Total assets	3,555	6,092
Total liabilities	2,434	2,990
Net equity	1,121	3,101

The following unaudited pro forma consolidated results of operations have been prepared as if the acquisition of Orion had occurred at January 1, 2004 and 2005, respectively.

	Year Ended December 31,
	2004	2005
Revenue	$19,725	$35,985
Operating income	4,967	7,163
Net income	5,019	7,077
Net earnings from continuing operations per share:
Basic	$0.02	$0.02

Diluted	$0.01	$0.01

ALMA LASERS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2005 and 2006 and September 30, 2007, For the Years Ended December 31, 2004,
2005, and 2006, and For the Nine Months Ended September 30, 2006 (Unaudited) and 2007
(Dollars and shares in thousands, except per share data)

NOTE 5 —	INVENTORIES

The major components of inventories are as follows:

	December 31,		September 30,
	2005	2006	2007

Raw materials and components	$1,308	$3,176	$5,464
Work-in-process	722	971	2,117
Finished products	906	2,549	3,483

	$2,936	$6,696	$11,064

NOTE 6 —	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	December 31,		September 30,
	2005	2006	2007

Cost:
Computers, tools and laboratory equipment	$383	$709	$854
Leasehold improvements	40	130	227
Office furniture and equipment	41	140	151
Vehicles	—	6	—

	464	985	1,232

Accumulated depreciation:
Computers, tools and laboratory equipment	124	247	296
Leasehold improvements	24	44	55
Office furniture and equipment	8	20	26

	156	311	377

Property and equipment, net	$308	$674	$855

NOTE 7 —	GOODWILL AND INTANGIBLE ASSETS

The components of goodwill and intangible assets, which resulted from our 2005 acquisition, are as follows:

Goodwill

	December 31,		September 30,
	2005	2006	2007

Goodwill	$8,795	$8,795	$8,795

ALMA LASERS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2005 and 2006 and September 30, 2007, For the Years Ended December 31, 2004,
2005, and 2006, and For the Nine Months Ended September 30, 2006 (Unaudited) and 2007
(Dollars and shares in thousands, except per share data)

Intangible assets

	December 31,		September 30,
	2005	2006	2007	Useful Lives

Gross:
Distribution agreement	$5,546	$5,546	$5,546	10 years
Distribution network	817	817	817	5 years
Backlog	32	32	32	1 year

	$6,395	$6,395	$6,395

Accumulated amortization:
Distribution agreement	$229	$786	$1,202
Distribution network	70	229	352
Backlog	32	32	32

	$331	$1,047	$1,586

Net:
Distribution agreement	$5,317	$4,760	$4,344
Distribution network	747	588	465
Backlog	—	—	—

	$6,064	$5,348	$4,809

Amortization expense was $331, $716, $537 and $539 for years ended December 31, 2005 and 2006 and nine months ended September 30, 2006 and 2007, respectively.

Estimated amortization expense for the next five years is as follows:

2007 (fourth quarter only)	$179
2008	718
2009	718
2010	650
2011	555
2012	555
Thereafter	1,434

$4,809

ALMA LASERS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2005 and 2006 and September 30, 2007, For the Years Ended December 31, 2004,
2005, and 2006, and For the Nine Months Ended September 30, 2006 (Unaudited) and 2007
(Dollars and shares in thousands, except per share data)

NOTE 8 —	OTHER PAYABLES AND ACCRUED EXPENSES

Significant components of other payables and accrued expenses are summarized as follows:

	December 31,		September 30,
	2005	2006	2007

Accrued royalties	$—	$5,770	$342
Accrued warranty	1,222	2,839	3,008
Payroll and related amounts	480	2,670	2,598
Accrued income taxes	1,060	42	265
Deferred payment on purchase of ordinary shares	—	9,789	—
Sales taxes	954	1,438	1,776
Customer deposits	409	201	662
Other	1,049	3,676	3,765

	$5,174	$26,425	$12,416

NOTE 9 —	LONG-TERM DEBT

Long-term debt consists of a loan from a Bank and a loan from a related party:

Loan from the bank:

	December 31,		September 30,
	2005	2006	2007

Long-term loan	$—	$12,500	$7,500
Less: current maturities	—	(5,000)	(5,000)

	$—	$7,500	$2,500

In March 2006, the Company entered into a senior debt agreement with a Bank in the amount of $15,000 at an interest rate of 3.25% per annum in excess of the LIBOR rate. At December 31, 2006 and September 30, 2007, the LIBOR rate was 5.329% and 4.901%, respectively. The loan is to be repaid in six installments, every six months starting September 2006. The interest, determined by the Bank, is to be paid semi-annually. The proceeds from the debt agreement were used to pay a cash dividend and to redeem a certain number of ordinary shares. The Company is also entitled to an additional $5,000 line of credit with the Bank at the same interest rate. In addition, in December 2007, the Company received approval for a $2,000 expansion of the credit facility. Currently, the Company is not utilizing this credit line. The senior debt agreement contains certain financial and non-financial covenants. At December 31, 2006 and September 30, 2007, the Company was in compliance with all financial covenants; however, the Company did not provide the Bank with reviewed financial statements as per the agreement. The bank has waived the covenant for those periods.

ALMA LASERS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2005 and 2006 and September 30, 2007, For the Years Ended December 31, 2004,
2005, and 2006, and For the Nine Months Ended September 30, 2006 (Unaudited) and 2007
(Dollars and shares in thousands, except per share data)

Loans from related party:

	December 31,		September 30,
	2005	2006	2007

Long-term loans	$—	$14,998	$14,998
Less: issuance of ordinary shares, net	—	(1,545)	(1,273)

	$—	$13,453	$13,725

In March 2006, the Company entered into a Subordinate Note Purchase Agreement with TA in the amount of $14,998 in connection with the Share Purchase and Redemption Agreement. These notes mature on March 23, 2011 and bear interest at a rate of 10.5% annually. Interest is payable quarterly in arrears on March 31, June 30, September 30 and December 31 in each year commencing June 30, 2006, and at maturity or prior prepayment of the notes in full or in part. Proceeds of the debt issuance were used to redeem a portion of outstanding ordinary shares. Pursuant to the agreement, the Company issued to TA an additional 12,468 ordinary shares. The ordinary shares, valued at $1,818 will be amortized over the life of the loan. Pursuant to the mandatory repurchase provisions of the Subordinated Note Purchase Agreement, the Company will be required to repurchase the notes if the Company breaches an event of default or triggers a “mandatory repurchase event.” A mandatory repurchase event is defined as an occurrence of one of the following events: (i) TA ceases to control at least 51% of the outstanding voting equity interests of the Company; (ii) the Company’s equity ownership changes in a manner that causes TA to no longer have the power to elect members of the board of directors pursuant TA’s rights under the Company’s Articles of Association; (iii) the Company enters into a merger or consolidation where the equity interests prior to the consolidation or merger do not represent a majority of the voting power after such consolidation or merger; (iv) any sale or transfer of all or substantially all of the assets of the Company; or (v) the liquidation, dissolution or winding up of the Company. Should the Company elect to redeem the notes prior to maturity, the Company would be subject to a pre-payment penalty that is subsequently reduced over the term of the agreement. The Subordinated Note Agreement contains certain covenants, events of default and other customary provisions. At December 31, 2006 and September 30, 2007, the Company was in compliance with such provisions. Pursuant to the terms of the Subordinated Note Purchase Agreement, upon completion of the Company’s initial public offering, the Company expects to trigger a right entitling its subordinated lenders to require the Company to redeem up to the entire outstanding balance under its subordinated debt facility at 101% of the principal amount, together with all accrued and unpaid interest.

Aggregate minimum payments:

Aggregate minimum annual payments due on all long-term debt as of September 30, 2007 are as follows:

Year ending December 31,
2008	$5,000
2009	2,500
2010	—
2011	14,998

$22,498

ALMA LASERS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2005 and 2006 and September 30, 2007, For the Years Ended December 31, 2004,
2005, and 2006, and For the Nine Months Ended September 30, 2006 (Unaudited) and 2007
(Dollars and shares in thousands, except per share data)

NOTE 10 —	LICENSE AGREEMENTS AND ROYALTIES

On March 29, 2007, the Company entered into a license agreement with Palomar Medical Technologies, Inc. (“Palomar”). Under the terms of the license agreement, the Company has been granted a non-exclusive patent license by Palomar and the General Hospital Corporation in Boston, Massachusetts. These terms are comparable to those agreed to by other licensees of these patents, including medical aesthetic device companies Cynosure, Inc. and Cutera, Inc. After an initial nine-month period at a royalty rate of 8.5%, the Company will pay a 7.5% on-going royalty rate to Palomar on sales of dedicated hair removal products.

Based on these agreements, the Company paid Palomar a cumulative amount of $6,300 in March of 2007 related to royalty fees. The royalty cost of $4,231 attributed to the period prior to January 1, 2006, is recorded as a royalty license settlement in operating expenses during the year ended December 31, 2006. The remaining royalty costs of $1,539 and $530 were recorded to cost of goods sold for the year ended December 31, 2006 and the nine months ended September 30, 2007, respectively.

The Company is committed to pay royalties to the Office of the Chief Scientist of the Israeli Ministry of Commerce and Trade (“The Chief Scientist”) on proceeds from sales of products with respect to which the Chief Scientist has participated in the research and development, by way of grants, up to the amount of 100 – 150% of the grants received plus interest at LIBOR (in dollar terms). The royalties are payable at a rate of 3% for the first three years of product sales and 3.5% thereafter.

Since the Company’s inception through September 30, 2007, the Company received grants, net of royalties paid or accrued, totaling approximately $511 from the government of Israel through the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor for the financing of a portion of its research and development expenditures for certain of its products, pursuant to the provisions of The Encouragement of Industrial Research and Development Law, 1984, or as the Research and Development Law. The terms of the Chief Scientist grants limit the Company from manufacturing products or transferring technologies developed using these grants outside of Israel without special approvals. The Company has no current plan to manufacture products or transfer technologies developed using these grants outside of Israel. Even if the Company receives approval to manufacture its products outside of Israel, it may be required to pay an increased total amount of royalties, which may be up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel. This restriction may impair the Company’s ability to outsource manufacturing or engage in similar arrangements for those products or technologies. In addition, if the Company fails to comply with any of the conditions or restrictions imposed by the Research and Development Law or by the specific terms under which it received the grants, the Company may be required to refund any grants previously received together with interest and penalties, and may be subject to criminal charges. In addition, in recent years, the government of Israel has accelerated the rate of repayment of Chief Scientist grants and may further accelerate them in the future. The Company has not applied for any new grants since fiscal 2004 and currently has no plans to apply for such grants in the future.

NOTE 11 —	OPERATING LEASES

Rental Expense

The Company recognizes rental expense on a straight-line basis over the respective lease terms for all of its operating leases.

The Company operates from leased facilities in Israel and the U.S. These facilities are leased for periods expiring in years 2017 through 2018. Total rent expenses for the years ended December 31, 2004, 2005 and

ALMA LASERS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2005 and 2006 and September 30, 2007, For the Years Ended December 31, 2004,
2005, and 2006, and For the Nine Months Ended September 30, 2006 (Unaudited) and 2007
(Dollars and shares in thousands, except per share data)

2006 and the nine months ended September 30, 2006 and 2007 were $39, $47, $245, $153 and $469, respectively.

The Company leases its motor vehicles under cancelable operating lease agreements, for periods through 2009. Vehicle lease expenses for the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2006 and 2007 were $69, $132, $123, $72, and $129, respectively.

Total future lease commitments are as follows:

	December 31,	September 30,
Year	2006	2007

2007	$370	$227
2008	520	758
2009	439	664
2010	408	633
2011	421	653
Thereafter	2,396	3,812

Total	$4,554	$6,747

NOTE 12 —	LITIGATION AND CONTINGENT LIABILITIES

From time to time, the Company may become involved in legal proceedings arising in the ordinary course of its business. Other than those described below, the Company is not presently a party to any legal proceedings that, we believe, if determined adversely to the Company, would individually or in the aggregate have a material adverse effect on its business, operating results, financial condition or cash flows.

On June 28, 2007, Lumenis Ltd. and Lumenis Inc. filed a complaint against management and Alma Lasers Inc., the Company’s wholly-owned U.S. subsidiary, in the United States District Court for the Northern District of Illinois. The complaint alleges that the Company and management willfully infringe one or more claims of seven United States patents. The stated basis of the complaint for all seven counts is the Company’s electromagnetic skin treatment products, including the Harmony multi-application system. On October 9, 2007, we filed an answer, denying infringement, denying willfulness, and asserting defenses that the patents-in-suit were invalid and that Lumenis’s claims are barred in whole or in part by the legal doctrines of laches and estoppel. A Markman hearing has been scheduled for January 25, 2008. In December 2007, we filed requests for reexamination at the U.S. Patent and Trademark Office of all seven patents-in-suit.

On April 25, 2007, in response to letters the Company had received from Thermage, Inc. suggesting the Company was infringing its patents, the Company and management filed a complaint against Thermage, Inc. in Delaware federal court seeking declaratory judgment of non-infringement and invalidity of nine of Thermage’s U.S. patents. On July 20, 2007, Thermage answered the complaint and counterclaimed alleging that the Company infringed one or more claims of ten of Thermage’s U.S. patents, which was subsequently amended on December 10, 2007 to include an eleventh patent. Among other things, Thermage’s counterclaim alleges that both the Harmony and AccentXL systems infringe its patents. In addition to damages and attorneys’ fees, Thermage has asked the court to enjoin the Company from further alleged infringement. The Company and management has responded by denying infringement and alleging invalidity of all eleven U.S. patents asserted by Thermage.

ALMA LASERS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2005 and 2006 and September 30, 2007, For the Years Ended December 31, 2004,
2005, and 2006, and For the Nine Months Ended September 30, 2006 (Unaudited) and 2007
(Dollars and shares in thousands, except per share data)

These proceedings are in early stages. While the Company intends to defend itself vigorously from the claims made in these disputes, the Company is unable to predict the outcome of these legal proceedings.

If in either of these litigations the Company is found to have infringed one or more of the patents as claimed, the Company could be required to pay substantial monetary penalties. If the Company is found to have willfully infringed one or more of the asserted patents, the damages could be trebled. Moreover, a finding of infringement could result in an injunction against the Company prohibiting its marketing and selling the infringing product unless the Company obtains a license from the patent holder. A license may be expensive, increasing the Company’s operating costs and decreasing its profitability, or may not be available at all. In any event, litigation is likely to be expensive and to distract its management from running its business. For more information, see “Risk Factors — Risks Relating to Intellectual Property.” These proceedings are in their early stages. While the Company intends to defend itself vigorously from the claims made in these disputes, it is unable to predict the outcome of these legal proceedings. As a result, the Company concluded at September 30, 2007 that losses from these legal proceedings are not probable, nor can they be reasonably estimated, and therefore, the Company has not recorded a loss contingency.

The Company has reviewed the states where it has potential nexus and has made an assessment of the potential level of sales tax liability, both in states where it currently files sales tax returns and where it will likely file in the future. Consistent with this assessment, the Company has recorded a contingency reserve for potential sales tax liabilities in the other payables and accrued liabilities section of our financial statements. The Company is currently in the process of mitigating this liability.

NOTE 13 —	PREFERRED SHARES

Series A and B Preferred Convertible Shares confer to holders the right to receive notice to participate and vote in general meetings of the Company and the right to receive dividends if declared. The shareholders have the right to convert, at anytime after the date of issuance, into the same number of fully paid and non-assessable shares of ordinary shares of the Company at a rate of one to one.

In March 2006, all of the Preferred A Shares and Preferred B Shares were converted to ordinary shares. In addition, 377,172 ordinary shares were converted into Series A-1 Preferred Shares, a new share class created as part of the TA transaction (See Note 3).

In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company does not intend to pay cash dividends in the foreseeable future.

Series A-1 Preferred Shareholders have the following rights and privileges:

Voting — Holders of any Series A-1 Preferred Shares shall have voting rights on an as if converted basis, voting as a single class upon all matters submitted to a vote of shareholders, excluding those matters required to be submitted to a class or series vote.

Dividends — The holders of Series A-1 Preferred Shares shall be entitled to receive dividends at such times and in such amounts as are received by holders of outstanding ordinary shares. Such dividends shall not be cumulative. The holders of Series A-1 Preferred Shares shall otherwise not be entitled to receive dividends.

Share Conversion — The holders of any shares of Series A-1 Preferred Shares have the right, at any time, to covert any of such shares into such number of fully paid and nonassessable ordinary shares determined by dividing (A) the original purchase price by (B) the conversion price at the time in effect

ALMA LASERS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2005 and 2006 and September 30, 2007, For the Years Ended December 31, 2004,
2005, and 2006, and For the Nine Months Ended September 30, 2006 (Unaudited) and 2007
(Dollars and shares in thousands, except per share data)

for such Series A-1 Preferred Share. Should the ordinary share price be less than the conversion price in effect immediately prior to such issuance or sale, then the new conversion price will be adjusted to a commensurate level.

Automatic Share Conversion — Upon the written election of a majority interest, each outstanding Series A-1 Preferred Share shall automatically be converted into fully paid and nonassessable ordinary shares at the conversion rate. In the event of a qualified public offering, all outstanding Series A-1 Preferred Shares shall be deemed to have been converted into ordinary shares immediately prior to such closing.

Liquidation — In the event of a change in control or any liquidation, dissolution or winding up of the Company, whether voluntary of involuntary, the holders of Series A-1 Preferred Shares are entitled to receive from the assets of the company available for distribution to the shareholders prior and in preference to the holders of all other classes and series of stock, the Series A-1 Preference Amount which is an amount per share equal to (A) the Series A-1 Original Purchase Price, plus (B) any declared but unpaid dividends on such Series A-1 Preferred Share, incorporating share splits, share dividends, combinations, recapitalizations on an as if converted to ordinary share basis. If upon the occurrence of such event, the assets and funds thus distributed among the holders of Series A-1 Preferred Shares are insufficient to permit the payment to all holders of shares of the aforesaid preferential amounts, then the entire assets of the Company legally available for distribution are distributed ratably among the holders of shares of Series A-1 Preferred Shares in proportion to the full preferential amount each holder is otherwise entitled to receive. In the event of a change in control or any liquidation, dissolution or winding up of the Company in which the holders of Series A-1 Preferred Shares receive more than the Series A-1 Preference Amount when all of their Series A-1 Preferred Shares are converted into ordinary shares, then each holder of outstanding Series A-1 Preferred Shares will be entitled to receive an amount in cash, in lieu of the Series A-1 Preference Amount described above, equal to such greater amount.

Cash Redemption — At any time subsequent to February 15, 2011, the holders of a majority of the preferred convertible shares may require the Company to redeem all of the preferred convertible shares for an amount equal to the greater of (a) the Series A-1 Preference Amount, and (b) the Fair Market Value at the time of repurchase of an ordinary share into which a Series A-1 Preferred Share is converted. Series A-1 Preferred Shares would receive more than Series A-1 Preference Amount in the event all of their shares were converted into ordinary shares. Series A-1 preferred shareholders will be entitled to be paid in cash in lieu of and prior to any liquidation distribution. The Company may only redeem the Series A-1 Preferred Shares to the extent permitted by applicable law and to the extent the Company has sufficient funds legally available to redeem the Series A-1 Preferred Shares. If any Series A-1 Preferred Shares are not redeemed, all such shares shall remain outstanding and entitled to all the rights and preferences provided therein, and Company will pay interest, to the extent the Company has sufficient funds legally available, on the applicable redemption price at an aggregate per annum rate of 10% with such interest accruing daily and compounded quarterly, provided that in no event will such interest exceed the maximum permitted rate of interest under applicable law.

ALMA LASERS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2005 and 2006 and September 30, 2007, For the Years Ended December 31, 2004,
2005, and 2006, and For the Nine Months Ended September 30, 2006 (Unaudited) and 2007
(Dollars and shares in thousands, except per share data)

NOTE 14 —	INCOME (LOSS) PER SHARE

The computations for basic and diluted net income (loss) per ordinary share are as follows:

				Nine Months Ended
	Year Ended December 31,			September 30,
	2004	2005	2006	2006	2007

Net income (loss)	$4,247	$5,434	$(6,019)	$(3,890)	$15,305
Income (loss) per ordinary share:
Basic	$0.01	$0.02	$(0.03)	$(0.02)	$0.10

Diluted	$0.01	$0.01	$(0.03)	$(0.02)	$0.03

Weighted average number of shares outstanding Basic	313,935	338,837	207,930	226,287	153,980
Dilutive securities:
Redeemable convertible preferred shares	—	—	*	*	377,172
Preferred shares	296,700	296,700	—	—	—
Employee stock options	—	14,269	*	*	49,521
Warrants	—	—	*	*	18,853

Diluted	610,635	649,806	207,930	226,287	599,526

*	Securities are not dilutive due to net loss.

Per share amounts and the number of ordinary shares outstanding reflect the three thousand for one share split of all shares exercisable pursuant to options for all periods.

The following chart sets forth the redeemable preferred share warrants and stock options outstanding but not included with computation of diluted earnings per share because their effect would have been antidilutive:

		Nine Months Ended
	Year Ended	September 30,
	December 31, 2006	2006	2007

Antidilutive securities:
Redeemable convertible preferred stock	377,172	377,172	—
Employee stock options	97,285	97,285	14,390
Warrants	66,621	66,621	—

NOTE 15 —	STOCK OPTIONS

Stock-based Compensation

As of September 30, 2007, we maintained the following two significant stock option plans: (a) the Msq Ltd. 2005 Share Option Plan and (b) the Alma Lasers Ltd. 2007 Stock Option and Grant Plan.

Stock-based compensation expense recorded in accordance with APB 25 for the year ended December 31, 2005 was $5,529. Stock-based compensation expense recorded in accordance with SFAS 123(R) for the year ended December 31, 2006, and the nine months ended September 30, 2006 and 2007 were $12,541, $11,676, and $2,198, respectively. The income tax benefit related to such compensation for the years ended December 31, 2005 and 2006 and the nine months ended September 30, 2006 and 2007 were $497, $449, $509, and $349, respectively.

ALMA LASERS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2005 and 2006 and September 30, 2007, For the Years Ended December 31, 2004,
2005, and 2006, and For the Nine Months Ended September 30, 2006 (Unaudited) and 2007
(Dollars and shares in thousands, except per share data)

As of December 31, 2006, and September 30, 2006 and 2007, the total unrecognized compensation cost related to non-vested stock-based compensation arrangements granted amounted to: $4,555, $5,420, and $4,193, respectively. We expect to recognize these costs over a weighted-average period of 1.3 years, 1.4 years and 1.5 years for the year ended December 31, 2006 and the nine months ended September 30, 2006 and 2007, respectively.

Cash received from option exercises under all stock-based payment arrangements amounted to $0, $394, $394, and $4 for the years ended December 31, 2005 and 2006 and the nine months ended September 30, 2006 and 2007, respectively. The benefit realized in connection with tax deductions associated with option exercises under all stock-based payment arrangements totaled for the years ended December 31, 2005 and 2006 and for the nine months ended September 30, 2006 and 2007 were $0, $899, $899 and $48, respectively.

Stock Option Plans

The MSQ Ltd. 2005 Share Option Plan (the “MSQ Ltd. 2005 Plan”) was implemented to secure for MSQ Ltd. and its shareholders the benefits arising from ownership of share capital for employees, officers, directors and consultants of the Company and its affiliates, who are expected to contribute to the Company’s future growth and success.

The Alma Lasers Ltd. 2007 Stock Option and Grant Plan (the “Alma Lasers Ltd. 2007 Plan”) was implemented to encourage and enable the officers, employees, directors, and other key persons of the Company the opportunity to acquire a proprietary interest in the Company. It is anticipated that providing such persons with a direct stake in the Company’s welfare will ensure a closer identification of their interests with those of the Company, thereby stimulating their efforts on the Company’s behalf and strengthening their desire to remain with the Company.

The MSQ Ltd. 2005 Plan grants options with seven year contractual lives and service-based vesting. There are 107,658 ordinary shares authorized under the MSQ Ltd. 2005 Plan.

The Alma Lasers Ltd. 2007 Plan grants options with ten year contractual lives and service-based vesting. There are 143,013 ordinary shares authorized under the Alma Lasers Ltd. 2007 Plan.

Under the stock option plans, the fair value of each option award is estimated on the date of grant using a Black-Scholes option pricing model that uses assumptions detailed in the table below. We base expected volatilities on historical volatilities of a group of peer companies. The expected life represents the weighted-average period of time that options granted are expected to be outstanding and is calculated using the Securities and Exchange Commission Staff Accounting Bulletin (“SAB”) 107 safe harbor method. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding to the expected life of the option.

The following table shows the number of options issued and the fair value of one option of the Company’s ordinary shares on each option grant date during the year ended December 31, 2006 and for the nine months ended September 30, 2007.

	Number of	Fair Value of
Grant Date	Options Issued	One Option
May 2006	18,241	$0.08
September 2006	18,375	$0.10
April 2007	14,390	$0.13

ALMA LASERS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2005 and 2006 and September 30, 2007, For the Years Ended December 31, 2004,
2005, and 2006, and For the Nine Months Ended September 30, 2006 (Unaudited) and 2007
(Dollars and shares in thousands, except per share data)

The Company determined the fair value of options issued during the year ended December 31, 2006 and the nine months ended September 30, 2006 and 2007 as of the date of the grant, using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year Ended	Nine Months Ended September 30,
	December 31, 2006	2006	2007

Expected dividend	—	—	—
Risk-free interest rate	4.60–5.00%	4.60–5.00%	4.82%
Expected volatility	67.64–67.78%	67.64–67.78%	65.00%
Expected life (in years)	4.50–4.58	4.50–4.58	6.08

The following summarizes stock option activity for the year ended December 31, 2005:

			Weighted-
			Average
			Remaining
	Number	Weighted-	Contractual
	of	Average	Term	Aggregate
	Options	Exercise Price	(in years)	Intrinsic Value

Outstanding at December 31, 2004	—	$0.00
Granted	136,362	0.01
Exercised	—	0.00
Forfeited	(2,049)	0.01

Outstanding at December 31, 2005	134,313	$0.01	6.57	$20,377

Exercisable at December 31, 2005	3,348	$0.01	6.16	$508

The following summarizes stock option activity for the year ended December 31, 2006:

			Weighted-
			Average
			Remaining
	Number	Weighted-	Contractual
	of	Average	Term	Aggregate
	Options	Exercise Price	(in years)	Intrinsic Value

Outstanding at December 31, 2005	134,313	$0.01
Granted	36,615	0.16
Exercised	(65,544)	0.01
Forfeited	(8,099)	0.06

Outstanding at December 31, 2006	97,285	$0.06	5.91	$11,120

Exercisable at December 31, 2006	28,190	$0.01	5.58	$4,708

ALMA LASERS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2005 and 2006 and September 30, 2007, For the Years Ended December 31, 2004,
2005, and 2006, and For the Nine Months Ended September 30, 2006 (Unaudited) and 2007
(Dollars and shares in thousands, except per share data)

The following summarizes stock option activity for the nine months ended September 30, 2007:

			Weighted-
			Average
			Remaining
	Number	Weighted-	Contractual
	of	Average	Term	Aggregate
	Options	Exercise Price	(in years)	Intrinsic Value

Outstanding at December 31, 2006	97,285	$0.06
Granted	14,390	0.21
Exercised	(603)	0.01
Forfeited	(4,145)	0.05

Outstanding at September 30, 2007	106,927	$0.08	5.74	$26,722

Exercisable at September 30, 2007	48,462	$0.04	4.98	$6,681

The per-share weighted-average grant-date fair value of stock options granted under the MSQ Ltd. 2005 Plan and the Alma Lasers Ltd. 2007 Plan was $0.15, $0.09, $0.09 and $0.13 for the years ended December 31, 2005 and 2006, and the nine months ended September 30, 2006 and 2007, respectively. The total intrinsic value of options exercised during the years ended December 31, 2005 and 2006, and the nine months ended September 30, 2006 and 2007 were $0, $9,133, $9,133, and $123, respectively.

Had compensation cost for the Company’s stock option plans been determined based on the provision of SFAS No. 123 (“SFAS 123”), as amended by SFAS No. 148 “Accounting for Stock-Based Compensation” (“SFAS 148”), which the Company followed for periods prior to January 1, 2006, the Company’s pro forma net income per share would have been as follows:

Pro Forma Net Income	2005

Net income for the year, as reported	$5,434
Stock-based compensation determined under APB 25*	5,027
Stock-based compensation determined under SFAS 123*	(5,114)

Pro forma net income	$5,347

*	Net of U.S. income taxes only, as stock-based compensation expense is not deductible for Israeli income taxes.

Pro Forma Net Income per Share	2005

Basic	$0.01
Diluted	0.01

For purposes of estimating fair value in accordance with the pro forma provisions of SFAS No. 123 in 2005, the Company utilized the Black-Scholes option-pricing model. The following assumptions were utilized in such calculations for the year ended December 31, 2005 (all in weighted averages):

2005

Risk-free interest rate	4.11 – 4.49%
Expected life (in years)	6
Expected volatility	75%
Expected dividend yield	None

ALMA LASERS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2005 and 2006 and September 30, 2007, For the Years Ended December 31, 2004,
2005, and 2006, and For the Nine Months Ended September 30, 2006 (Unaudited) and 2007
(Dollars and shares in thousands, except per share data)

The non-cash expense related to stock-based compensation is included in the consolidated statements of operations under the following captions:

	Years Ended		Nine Months Ended
	December 31,		September 30,
	2005	2006	2006	2007

Cost of revenue	$452	$517	$434	$284
Research and development	1,690	2,986	2,703	686
Selling and marketing	509	1,437	1,151	724
General and administrative	2,878	7,601	7,388	504

Total stock option expense	$5,529	$12,541	$11,676	$2,198

NOTE 16 —	INCOME TAXES

The Company is subject to taxes under the provisions of the Israel Income Tax Law (Inflationary Adjustments), 1985, pursuant to which the results for tax purposes are measured in NIS in real terms in accordance with changes in the Israeli Consumer Price Index (“CPI”).

On April 1, 2005, an amendment to the Israel Investment Law came into effect (“the Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a “Privileged Enterprise,” with such provisions generally requiring that at least 25% of the Privileged Enterprise’s income is derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law such that companies are no longer required to obtain Investment Center approval in order to qualify for tax benefits.

In November 2005, the Company was granted the status of “Privileged Enterprise” upon the Amendment to the Investment Law. Under this law, income attributable to the Company is fully exempt from tax for two years, commencing the first year in which the Company generates taxable income, and is entitled to a reduced tax rate of 25% for an additional five years. The expiration date of the period of benefits is limited to the earlier of twelve years from commencement of production or 14 years from the date of the approval. The Company plans to continue to renew it’s Privileged Enterprise status by meeting the necessary conditions stipulated by Israeli Law.

In the event of a distribution of cash dividends to shareholders of earnings subject to the exemption, the Company will be liable to income tax at a rate of 10% – 25% and withholding tax of 15%. In connection with the share purchase in March 2006, a cash dividend was distributed to shareholders which resulted in an income tax obligation of $2,182. The Company has not provided deferred taxes on future distributions of tax-exempt earnings.

Income not eligible for “Privileged Enterprise” benefits mentioned above is taxed at a rate of 29% in 2007. The tax rate is to be gradually reduced to 25% by 2010 (the applicable tax rates are 31% in 2006, 29% in 2007, 27% in 2008 and 26% in 2009).

The income of the non-Israeli subsidiary is taxed based upon the tax law in the U.S., the country of residence.

ALMA LASERS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2005 and 2006 and September 30, 2007, For the Years Ended December 31, 2004,
2005, and 2006, and For the Nine Months Ended September 30, 2006 (Unaudited) and 2007
(Dollars and shares in thousands, except per share data)

The income tax provision (benefit) for the years ended December 31, 2004, 2005 and 2006 and for the nine months ended September 30, 2006 and 2007 are as follows:

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
Current
Domestic	$575	$98	$4,114	$3,974	$2,132
Foreign Federal	—	(50)	—	—	112
Foreign State and Local	—	(8)	—	—	27

Total current	575	40	4,114	3,974	2,271

Deferred
Domestic	(41)	(257)	(288)	(621)	(790)
Foreign Federal	—	(680)	(2,765)	(2,026)	(106)
Foreign State and Local	—	(110)	(409)	(291)	(25)

Total deferred	(41)	(1,047)	(3,462)	(2,938)	(921)
Total current and deferred	534	(1,007)	652	1,036	1,350

Valuation allowance	—	178	(178)	(178)	—

Total income tax provision (benefit)	$534	$(829)	$474	$858	$1,350

A reconciliation of the expected income tax provision (benefit) at statutory rates to the actual income tax provision (benefit) is as follows:

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
Income taxes at statutory rate	$1,633	$970	$(1,432)	$(1,498)	$4,910
Foreign state income taxes — net of federal tax benefit	—	104	(295)	(216)	18

Subtotal	1,633	1,073	(1,727)	(1,714)	4,928
Tax benefit from approved enterprise	(1,171)	(3,786)	(1,163)	(599)	(3,370)
Permanent items	128	2,252	1,481	1,488	220
Change in valuation allowance	—	178	(178)	(178)	—
Additional tax on distributed earnings	—	—	2,182	2,182	—
Tax rate changes	—	(306)	248	(260)	(372)
Other	(56)	(240)	(369)	(60)	(56)

Income tax provision (benefit)	$534	$(829)	$474	$858	$1,350

ALMA LASERS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2005 and 2006 and September 30, 2007, For the Years Ended December 31, 2004,
2005, and 2006, and For the Nine Months Ended September 30, 2006 (Unaudited) and 2007
(Dollars and shares in thousands, except per share data)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and of net operating loss carryforwards.

The temporary differences recorded that give rise to deferred tax assets and liabilities are as follows:

	December 31,	December 31,	September 30,
	2005	2006	2007
Current
Warranty	$188	$260	$334
Research and development expenses	26	105	375
Reserves and allowances	407	363	1,125
Other	218	926	1,194

Total current	839	1,654	3,028

Non-current
US net operating loss carryforwards	178	2,131	—
Stock-based compensation	498	943	1,332
Deferred revenue	—	—	1,140
Intangible assets	(2,283)	(2,012)	(1,872)
Other	—	(22)	(13)

Total non-current	(1,607)	1,040	587

Valuation allowance	(178)	—	—

Total current and non-current	$(946)	$2,694	$3,615

Taxes payable at December 31, 2004, 2005 and 2006, were $664, $1,060 and $42, respectively, and at September 30, 2007 were $265.

Effective January 1, 2007, the Company adopted FIN 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109.” This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” Previously, the Company had accounted for tax contingencies in accordance with Statement of Financial Accounting Standards 5, “Accounting for Contingencies.” FIN 48 prescribes a recognition threshold and measurement approach for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the Company’s adoption of FIN 48, the Company recognized a $530 increase to reserves for uncertain tax positions. This increase was accounted for as an adjustment to the beginning balance of retained earnings which is included in shareholders’ equity (deficit) on the accompanying consolidated balance sheet as of September 30, 2007. As of the date of the adoption, the Company had approximately $546 of total gross unrecognized tax benefits of which $546 is included in other non-current liabilities on the accompanying consolidated balance sheet as of September 30, 2007. Of the total unrecognized benefits, $546 represents the amount that, if recognized, would affect the effective income tax rate in future periods. The Company and its subsidiaries are subject to Israeli income tax as well as U.S. federal and

ALMA LASERS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2005 and 2006 and September 30, 2007, For the Years Ended December 31, 2004,
2005, and 2006, and For the Nine Months Ended September 30, 2006 (Unaudited) and 2007
(Dollars and shares in thousands, except per share data)

state income taxes. Israeli and U.S. federal and certain state income tax returns for 2003 through 2006 are currently open for examination. In the next twelve months, the Company does not expect to reduce the unrecognized tax benefits reserve due to the settlement of various taxing authorities’ income tax reviews. The Company’s continuing practice is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had $30 accrued for interest and $0 penalties as January 1, 2007. As of September 30, 2007, there have been no material changes to the liability for uncertain tax positions including additional liabilities for interest and penalties.

NOTE 17 —	TRANSACTION WITH RELATED PARTIES

The Company had related party sales to Orion which was 25% owned by the Company until August 2005. In addition, the Company received a loan from TA Associates in 2006.

Transactions with related parties are as follows:

	December 31,		September 30,
	2005	2006	2007

Balances with Related Parties
Affiliate (included in accounts receivable)	$—	$—	$—
Long-term loan from related parties	—	13,453	13,725

				Nine Months Ended
	Year Ended December 31,			September 30,
	2004	2005	2006	2006	2007

Transaction with Related Parties
Sales to an affiliate company	$—	$5,483	$—	$—	$—
Interest to related parties	—	—	1,470	993	1,432

NOTE 18 —	OPERATING SEGMENT, GEOGRAPHICAL INFORMATION AND LONG-LIVED ASSETS

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

The Company’s chief operating decision maker is the Chief Executive Officer. The Chief Executive Officer reviews financial information presented on a consolidated basis. The Company operates in one industry segment which encompasses the design, development, maintenance and sales of aesthetic treatment systems.

In 2004, the Company operated in two main segments, products to the aesthetic market and lasers for the diamond industry. Since 2005, the Company operates in one main segment, products to the aesthetic market and lasers, since the revenue from the other segments are less than 10%.

The Company primarily sells aesthetic treatment systems and has minimal service revenue and no revenue from disposables. Therefore, the Company does not breakout separate product disclosures.

ALMA LASERS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2005 and 2006 and September 30, 2007, For the Years Ended December 31, 2004,
2005, and 2006, and For the Nine Months Ended September 30, 2006 (Unaudited) and 2007
(Dollars and shares in thousands, except per share data)

The following table summarizes the Company’s revenue by country. Revenue is attributed to geographic region based on the location of the customers.

a.	Sales by Geographical Area

				Nine Months Ended
	Year Ended December 31,			September 30,
	2004	2005	2006	2006	2007

Revenue:
United States	$3,545	$11,670	$21,789	$13,266	$29,139
Canada	—	1,196	5,010	3,002	2,221

Total North America	3,545	12,866	26,799	16,268	31,360
Mexico and Latin America	—	1,804	7,152	4,823	8,778
Asia Pacific	2,074	5,500	12,981	9,297	9,773
Spain	1,886	3,244	6,720	4,613	4,649
Other	4,945	6,305	8,616	7,781	7,477

Total revenue	$12,450	$29,719	$62,268	$42,782	$62,037

b.	Sales to Significant Customers:

The following table summarizes the percentage of revenue from sales to significant customers (exceeding 10% of total revenue for the period):

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007

Customer A	9%	13%	17%	9%	11%
Customer B	19%	9%	11%	5%	7%
Customer C	16%	7%	1%	1%	1%

c.	Long-lived assets by geographic area as follows:

	December 31,		September 30,
	2005	2006	2007

United States	$139	$243	$269
Israel	169	431	586

	$308	$674	$855

NOTE 19 —	EMPLOYEE BENEFIT PLANS

For Israeli employees, the Company contributes 5% of employee wages to an insurance company to be held for investment. Contributions by the Company for the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2006 and 2007 were $26, $59, $95, $69 and $108, respectively.

The Company maintains a defined contribution 401(k) Plan covering substantially all eligible U.S. employees. Contributions to the plan by the Company are equal to 100% of the first 3% of employee contributions and 50% of the subsequent 2% of employee contributions. Contributions to the plan by the Company for the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2006 and 2007 were $6, $19, $80, $60 and $120, respectively.

           Shares

Ordinary Shares

PROSPECTUS

Joint Bookrunning Managers

Citi	UBS Investment Bank

Lead Manager
William Blair & Company

Jefferies & Company

Through and including          , 2008 (the 25th day after the date of this prospectus), federal securities law may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, incurred in connection with the issuance and distribution of the ordinary shares registered hereby. All amounts are estimated except the SEC registration fee, the FINRA filing fee and The NASDAQ Global Market listing fee.

Amount
to be Paid

SEC registration fee	$3,395
FINRA filing fee	9,130
NASDAQ Global Market listing fee	*
Printing and mailing expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees and expenses	*
Miscellaneous	*

Total	$ *

*	To be completed by amendment

Item 14.	Indemnification of Directors and Officers.

Section 258 of the Companies Law prohibits a company from exculpating an officer or director from liability for the breach of his duty of loyalty. The company may exculpate an officer or director from liability for the breach of his duty of care, may insure his liability for a breach of the duty of loyalty and the duty of care, or indemnify him for such breach, but only in accordance with the following sections.

Section 259 of the Companies Law permits a company to provide in its articles of association that an officer or a director of the company may be exculpated, to the extent provided in the articles of association, from liability for the breach of his duty of care, save for such a breach concerning dividend distribution.

Section 260(a) of the Companies Law permits a company to provide in its articles of association that the company may indemnify an officer or a director in such capacity, for:

•	monetary liability incurred pursuant to a judgment, including a settlement or arbitration decision approved by a court, in an action brought by a third party;

•	reasonable legal expenses incurred or that he spent pursuant to an investigation or a procedure conducted by an authorized authority and that did not end in filing criminal charges and without imposing a fine as an alternative to a criminal procedure or that did not end in filing criminal charges but rather in a fine as an alternative to a criminal procedure in an offense that does not require proving criminal intent; and

•	reasonable legal expenses incurred or that he spent in an action brought against the director or officer by or on behalf of the company or others or in criminal charges with respect to which he was acquitted or in criminal charges with respect to which he was found liable in a criminal offense that does not require proving criminal intent.

Section 260(b) of the Companies Law specifies that the indemnification provision in a company’s articles of association may be an obligation to indemnify in advance, provided that, other than litigation expenses, it is limited to events the board of directors can foresee in light of the company’s actual activities when providing the obligation and that it is limited to a sum or standards the board of directors determines is reasonable in the circumstances, as determined by the board of directors, or a provision permitting the company to indemnify an officer or a director after the fact.

Section 261 of the Companies Law permits a company to provide in its articles of association that the company may insure an officer or a director against an act committed in connection with his serving as an officer or director of the company. This insurance may cover:

•	liability for breach of the duty of care;

•	liability for breach of the duty of loyalty, provided that the officer or director acted in good faith and had a reasonable basis to believe that the act would not prejudice the company; or

•	monetary liabilities imposed for the benefit of a third party.

All of these provisions are specifically limited in their scope by the Companies Law, which provides that a company may not indemnify or exculpate an officer or director nor enter into an insurance contract that would provide coverage for any monetary liability incurred as a result of any of the following:

•	a breach by the officer or director of the duty of loyalty, unless the officer or director acted in good faith and had a reasonable basis to believe that the act would not prejudice the company, in which case the company is permitted to indemnify and provide insurance to but not to exculpate;

•	an intentional or reckless breach by the officer or director of the duty of care, other than if solely done in negligence;

•	any act or omission done with the intent to derive an illegal personal benefit; or

•	any fine levied or forfeit against the director or officer.

Our articles of association allow us to indemnify, exculpate and insure our office holders to the fullest extent permitted by the Companies Law. Our articles of association also allow us to insure or indemnify any person who is not an office holder, including any employee, consultant or contractor who is not an office holder.

Under the Companies Law, in a “Public Company” in which an officer or a director is a Controlling Shareholder, a shareholders meeting resolution to include a provision in the articles of association regarding an exemption, indemnity or insurance shall require the approval of shareholders who do not have personal interests in the approval of the resolution, as required for an Extraordinary Transaction, in addition to the majority required for alteration of the articles of association.

Our board of directors and shareholders have resolved to indemnify our directors and office holders up to the aggregate sum of          for liabilities that are not covered by insurance and that are the following types of events:

•	negotiations, execution, delivery and performance of agreements on behalf of the company and any subsidiary thereof including, inter alia any claim or demand made by a customer, supplier, contractor or other third party transacting any form of business with the company, its subsidiaries or affiliates relating to the negotiations or performance of such transactions, representations or inducements provided in connection thereto or otherwise;

•	participation and/or non-participation at the company’s board meetings, bona fide expression of opinion and/or voting and/or abstention from voting at the company’s board meetings;

•	approval of corporate actions including the approval of the acts of the company’s management, their guidance and their supervision;

•	claims of failure to exercise business judgment and a reasonable level of proficiency, expertise and care in regard of the company’s business;

•	violations of securities laws of any jurisdiction, including without limitation, fraudulent disclosure claims, failure to comply with SEC and/or the Israeli Securities Authority and/or any stock exchange disclosure or other rules and any other claims relating to relationships with investors, shareholders and the investment community and any claims related to the Sarbanes-Oxley Act of 2002, as amended from time to time;

•	any claim or demand made under any securities laws or by reference thereto, or related to the failure to disclose any information in the manner or time such information is required to be disclosed pursuant to such laws, or related to inadequate or improper disclosure of information to shareholders, or prospective shareholders, or related to the purchasing, holding or disposition of securities of the company or any other investment activity involving or affected by such securities, including any actions relating to an offer or issuance of securities of the company or of its subsidiaries and/or affiliates to the public by prospectus or privately by private placement, in Israel or abroad, including the details that shall be set forth in the documents in connection with execution thereof;

•	violations of laws requiring the company to obtain regulatory and governmental licenses, permits and authorizations or laws related to any governmental grants in any jurisdiction;

•	claims in connection with publishing or providing any information, including any filings with any governmental authorities, on behalf of the company in the circumstances required under any applicable laws;

•	anti-competitive acts and acts of commercial wrongdoing;

•	acts in regard of invasion of privacy including with respect to databases and acts in regard of slander;

•	any claim or demand made for actual or alleged infringement, misappropriation or misuse of any third party’s intellectual property rights including, but not limited to confidential information, patents, copyrights, design rights, service marks, trade secrets, copyrights, misappropriation of ideas by the company, its subsidiaries or affiliates;

•	actions taken in connection with the intellectual property of the company and any subsidiary and its protection, including the registration or assertion of rights to intellectual property and the defense of claims relating thereof;

•	any claim or demand made by employees, consultants, agents or other individuals or entities employed by or providing services to the company relating to compensation owed to them or damages or liabilities suffered by them in connection with such employment or service;

•	resolutions and/or actions relating to employment matters of the company and/or its subsidiaries and/or affiliates;

•	events, pertaining to the employment conditions of employees and to the employer -employee relations, including the promotion of workers, handling pension arrangements, insurance and saving funds, options and other benefits;

•	any claim or demand made by any lenders or other creditors or for moneys borrowed by, or other indebtedness of, the company, its subsidiaries or affiliates;

•	any claim or demand made by any third party suffering any personal injury and/or bodily injury and/or property damage to business or personal property through any act or omission attributed to the company, its subsidiaries or affiliates, or their respective employees, agents or other persons acting or allegedly acting on their behalf;

•	any claim or demand made directly or indirectly in connection with complete or partial failure, by the company or any subsidiary or affiliate thereof, or their respective directors, officers and employees, to pay, report, keep applicable records or otherwise, of any foreign, federal, state, country, local, municipal or city taxes or other compulsory payments of any nature whatsoever, including without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not;

•	any claim or demand made by purchasers, holders, lessors or other users of products or assets of the company, or individuals treated with such products, for damages or losses related to such use or treatment;

•	any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations proceedings or notices of noncompliance or violation by any governmental entity or other person alleging potential responsibility or liability (including potential responsibility or liability for costs of enforcement, investigation, cleanup, governmental response, removal or remediation, for natural resources damages, property damage, personal injuries, or penalties or contribution, indemnification, cost recovery, compensation, or injunctive relief) arising out of, based on or related to (x) the presence of, release spill, emission, leaking, dumping, pouting, deposit, disposal, discharge, leaching or mitigation into the environment (each a “Release”) or threatened Release of, or exposure to, any hazardous, toxic, explosive or radioactive substance, wastes or other substances or wastes of any nature regulated pursuant to any environmental law, at any location, whether or not owned, operated, leased or managed by the company or any of its subsidiaries, or (y) circumstances forming the basis of any violation of any environmental law, environmental permit, license, registration or other authorization required under applicable environmental and/or public health law;

•	actions in connection with the company’s development, use, sale, licensing, distribution, marketing or offer of products and/or services;

•	resolutions and/or actions relating to a merger of the company and/or of its subsidiaries and/or affiliates, the issuance of shares or securities exercisable into shares of the company, changing the share capital of the company, formation of subsidiaries, reorganization, winding up or sale of all or part of the business, operations or shares of the company;

•	resolutions and/or actions relating to investments in the company and/or its subsidiaries and/or affiliated companies and/or the purchase or sale of assets, including the purchase or sale of companies and/or businesses, and/or investments in corporate or other entities and/or investments in traded securities and/or any other form of investment; and

•	any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity or other person alleging the failure to comply with any statute, law, ordinance, rule, regulation, order or decree of any of its subsidiaries and/or affiliates, or any of their respective business operations.

Item 15.	Recent Sales of Unregistered Securities.

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act of 1933, as amended (the “Securities Act”):

(a) Issuances of capital stock.

In June 2005, we issued and sold 61,215,000 ordinary shares to Damsi Investments LLC and 30,573,000 ordinary shares to Yariv Matzliach in connection with our merger of Orion Lasers, Inc.

In March 2006, we issued and sold an aggregate of 377,172,000 shares of our Series A-1 preferred shares to TA Associates for an aggregate purchase price of $90.0 million.

No underwriters were used in the foregoing transactions. All sales of securities described above were made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act (and/or Regulation D promulgated thereunder) for transactions by an issuer not involving a public offering. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

(b) Grants and exercises of options; awards of restricted shares.

Since inception through November 30, 2007, our board of directors granted options to purchase an aggregate of 194,467,517 ordinary shares, with exercise prices ranging from $0.01 to $0.33 per ordinary share, to employees, directors and consultants pursuant to our share option plans. The issuance of ordinary shares upon exercise of the options and the issuance of ordinary shares in connection with awards of restricted shares were exempt either pursuant to Rule 701, as a transaction pursuant to a compensatory benefit plan, or pursuant to Section 4(2), as a transaction by an issuer not involving a public offering. The ordinary shares issued upon exercise of options and in connection with sales to employees are deemed restricted securities for the purposes of the Securities Act.

(c) Issuance of Warrants.

On March 23, 2006, in connection with the investment in us by Aesthetic Acquisition B.V., we issued two kinds of warrants to our shareholders and option holders. We issued warrants to purchase a total of 33,310,505 ordinary shares at an exercise price of $0.155 per ordinary share and warrants to purchase a total of 33,310,491 ordinary shares at an exercise price of $0.2325 per ordinary share. Instead of exercising a warrant by paying a cash exercise price, each holder of these warrants has the option, effective upon or immediately prior to our initial public offering, to elect to receive ordinary shares equal to the value of the warrant at that time. This issuance was made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act (or Regulation D promulgated thereunder) for transactions by an issuer not involving a public offering. The ordinary shares issued upon exercise of the warrant are deemed restricted securities for the purposes of the Securities Act

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits

See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules

Schedule II
Valuation and Qualifying Accounts
(In thousands)

	Balance at	Charged to		Balance at
	Beginning of	Costs and		End of
Description	Period	Expenses	Deductions	Period

For nine months ended September 30, 2007:
Allowance for doubtful accounts	$387	$642	$—	$1,029
Inventory obsolescence reserve	—	624	—	624
Income tax valuation allowance	—	—	—	—

	$387	$1,266	$—	$1,653

For the year ended December 31, 2006:
Allowance for doubtful accounts	$49	$417	$(79)	$387
Inventory obsolescence reserve	—	—	—	—
Income tax valuation allowance	178	(178)	—	—

	$227	$239	$(79)	$387

For the year ended December 31, 2005:
Allowance for doubtful accounts	$—	$49	$—	$49
Inventory obsolescence reserve	—	—	—	—
Income tax valuation allowance	—	178	—	178

	$—	$227	$—	$227

There was no valuation and qualifying account activity recorded during the year ended December 31, 2004.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Alma Lasers Ltd.:

We have audited the consolidated financial statements of Alma Laser Ltd. and its subsidiary (the “Company”) as of September 30, 2007 and for the nine months ended September 30, 2007, and have issued our report thereon dated December 30, 2007 (included elsewhere in this Registration Statement). Our audit also included the financial statement schedule for the nine months ended September 30, 2007 listed in Item 16 of this Registration Statement. This financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audit. In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/S/ DELOITTE & TOUCHE LLP

Chicago, Illinois
December 30, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Alma Lasers Ltd.:

We have audited the consolidated financial statements of Alma Lasers Ltd. and its subsidiary (the “Company”) as of December 31, 2005 and 2006 and for each of the three years in the period ended December 31, 2006, and have issued our report thereon dated December 30, 2007 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule for each of the three years in the period ended December 31, 2006 listed in Item 16 of this Registration Statement. This financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/S/ Brightman Almagor & Co. (a member firm of Deloitte Touche Tohmatsu)

Tel Aviv, Israel
December 30, 2007

Item 17.	Undertakings.

(a) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by on or behalf of the Registrant or used or referred to by the Registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the Registrant or its securities provided by on or behalf of the Registrant; and

(iv) any other communication that is an offer in the offering made by the Registrant to the purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by the controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buffalo Grove, State of Illinois, on December 31, 2007.

ALMA LASERS LTD.

By:	/s/ Howard V. Kelly
Howard V. Kelly
Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned directors and/or officers of Alma Lasers Ltd. (the “Company”), hereby severally constitute and appoint Howard V. Kelly and Thomas J. Hannon, and each of them singly, our true and lawful attorneys, with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the Registration Statement on Form S-1 filed herewith, and any and all pre-effective and post-effective amendments to said registration statement, and any registration statement filed pursuant to Rule 462(b) under the Securities Act, in connection with the registration under the Securities Act, of equity securities of the Company, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on December 31, 2007:

Signature	Title

/s/ Howard V. Kelly Howard V. Kelly	Chief Executive Officer and Director (Principal Executive Officer)

/s/ Thomas J. Hannon Thomas J. Hannon	Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ Dr. Ziv Karni Dr. Ziv Karni	President and Director

/s/ David S.B. Lang David S.B. Lang	Director

/s/ Ajit Nedungadi Ajit Nedungadi	Director

/s/ Michal Preminger Michal Preminger	Director

/s/ Shlomo Markel Shlomo Markel	Director

EXHIBIT INDEX

Number		Description

1	.1*	Form of Underwriting Agreement
3	.1*	Form of Second Amended and Restated Articles of Association of the Registrant
4	.1*	Specimen Share Certificate
4.2		Shareholders Agreement by and among the Registrant, the shareholders defined therein and the investors defined therein, dated as of March 23, 2006
4.3		Form of 1X Warrant to Purchase Ordinary Shares of the Registrant
4.4		Form of 1.5X Warrant to Purchase Ordinary Shares of the Registrant
5	.1*	Opinion of Naschitz, Brandes & Co.
10.1		2005 Share Option Plan
10	.2*	Form of Option Agreement
10.3		2007 Stock Option and Grant Plan
10.4		Form of Option Agreement for Israeli residents
10.5		Form of Option Agreement
10.6		Subordinated Note Purchase Agreement among the Registrant and TA Subordinated Debt Fund, L.P. and TA Investors II, L.P., dated as of March 23, 2006
10.7		Subordinated Note issued to TA Investors II, L.P., dated as of March 23, 2006
10.8		Subordinated Note issued to TA Subordinated Debt Fund, L.P., dated as of March 23, 2006
10.9		Letter of Undertaking by and between Bank Hapoalim B.M. and the Registrant, dated as of March 23, 2006
10.10		Share Purchase and Redemption Agreement by and among the Registrant, the shareholders, Aesthetic Acquisition B.V., TA IX L.P., TA/Atlantic and Pacific V L.P., TA Strategic Partners Fund A L.P., TA Strategic Partners Fund B L.P., TA Investors II, L.P., each a Delaware limited partnership, dated as of February 15, 2006
10.11		Amendment No. 1 to Share Purchase and Redemption Agreement by and among the Registrant, the shareholders, Aesthetic Acquisition B.V., TA IX L.P., TA/Atlantic and Pacific V L.P., TA Strategic Partners Fund A L.P., TA Strategic Partners Fund B L.P., TA Investors II, L.P., each a Delaware limited partnership, dated as of March 22, 2006
10.12		Office Lease Agreement between Millbrook IV LLC and Alma Lasers, Inc., dated as of December 7, 2006, and First Lease Amendment, dated as of October 31, 2007
10	.13*	Lease Agreement between the Registrant and Caesarea, dated October 13, 2003, as amended
10.14		Offer Letter between the Registrant and Howard V. Kelly, dated as of August 28, 2006
10.15		Offer Letter between the Registrant and Thomas J. Hannon, dated as of January 22, 2007
10.16		Offer Letter between the Registrant and Isaiah Halivni, dated as of June 12, 2007
10.17		Employment Agreement between Registrant and Ziv Karni, dated as of January 1, 2005
10.18		Employment Agreement between Registrant and Mauro Wjuniski, dated as of January 1, 2005
10.19		Employment Agreement between Registrant and Yaron Suher, dated as of June 1, 2005
10.20		Offer Letter between the Registrant and Adi Keinan, dated as of January 2, 2006
10	.21*	Form of Indemnification Agreement between the Registrant and its Directors
10.22		Settlement Agreement by and among Alma Lasers, Inc., Palomar Medical Technologies, Inc., The General Hospital Corporation, dated as of March 29, 2007
10.23		Trade Dress Settlement Agreement by and among the Registrant, Alma Lasers, Inc. and Palomar Medical Technologies, Inc., dated March 29, 2007
10.24		Non-Exclusive Patent License by and among the Registrant, Alma Lasers, Inc. and Palomar Medical Technologies, Inc., dated March 29, 2007
10.25		Consent Judgment
10.26		Stipulation of Dismissal with Prejudice

Number		Description

10.27		Form of Director Offer Letter between the Registrant and its Directors
21.1		List of Subsidiaries
23.1		Consent of Deloitte & Touche LLP
23.2		Consent of Brightman Almagor & Co. (a member firm of Deloitte Touche Tohmatsu)
23	.3*	Consent of Naschitz, Brandes & Co. (included in Exhibit 5.1)
24.1		Power of Attorney (included in page II-5)

*	To be filed by amendment